It all starts with YES

FIRST
HAWAIIAN
BANK

First Hawaiian, Inc.

FIRST HAWAIIAN, INC. 2025 ANNUAL REPORT

Table of Contents

About This Year's Theme

"It All Starts with Yes" reflects how First Hawaiian Bank turns commitment into action through its people.

This year's cover features employees volunteering at a Community Care event in support of the Kuilei Cliffs nonprofit, helping restore, preserve, and beautify the Diamond Head area on O'ahu, Hawai'i. It is a visual reminder that progress begins when employees step forward to serve. From hands-on volunteer efforts to long-term investments in our communities, saying "yes" to partnership and service creates lasting impact and strengthens the islands we call home.



First Hawaiian, Inc. (NASDAQ: FHB) is a bank holding company, incorporated in the State of Delaware and headquartered in Honolulu, Hawai'i. Its wholly owned bank subsidiary, First Hawaiian Bank (www.fhb.com), founded in 1858, is Hawai'i's oldest financial institution. As of December 31, 2025, FHB was the largest bank in Hawai'i in terms of loans and leases and net income. The Bank has branches located throughout the State of Hawai'i, Guam and Saipan, and offers a comprehensive suite of banking services to consumer and commercial customers including loans, deposit products, wealth management, insurance, trust, retirement planning, credit card and merchant processing services.

For more information about First Hawaiian, Inc., visit **fhb.com**.

Future of
GROWTH

DEAR FELLOW STOCKHOLDERS,

As we close 2025, I am proud to reflect on a year of exceptional performance at First Hawaiian Bank: a year in which we not only navigated a complex economic environment, but clearly out-performed our peers, strengthened our organization, and advanced our position as Hawai'i's premier relationship bank.

Throughout the year, we remained focused on disciplined execution of our strategy, delivering strong financial results while continuing to invest thoughtfully in our people, our customers, and the communities we serve. The result was a year defined by strong performance, momentum, and meaningful progress.

Hawai'i's Economic Environment

Hawai'i's economy in 2025 continued to demonstrate resilience amid a dynamic and often uncertain macro-economic backdrop. While shifting economic policy, elevated interest rates, and inflationary pressures influenced both consumer and business sentiment, the state's economy remained fundamentally stable, supported by diversified economic activity and sustained demand across key sectors.

Tourism continued to normalize following post-pandemic adjustments, with visitor activity fluctuating from prior-year levels while remaining a critical driver of employment and economic activity statewide. While total visitor arrivals were mixed and slightly lower in parts of the year, visitor spending remained relatively resilient, supported by higher per-visitor expenditures. Shifts in travel patterns and increased price sensitivity persisted, but the industry continued to serve as a reliable pillar of Hawai'i's economy.

At the same time, construction and infrastructure investment provided meaningful economic support across the state, supported by both private development and public investment. Residential permitting increased during the year, reflecting continued efforts to address long-term housing needs despite higher interest rates and construction costs. Public sector projects, including major transportation investments such as Honolulu's Skyline rail system, continued to support multi-year construction activity and related employment. Together, these investments helped sustain job stability and ongoing development across the islands, even as the pace of new projects moderated.

Housing affordability remained a significant challenge. Elevated interest rates, higher insurance and construction costs, and limited housing supply continued to weigh on affordability, reinforcing the importance of thoughtful lending, financial guidance, and long-term solutions tailored to Hawai'i's unique market dynamics.

The labor market remained relatively tight throughout the year, with Hawai'i's unemployment rate generally in the low-3% range, well below the national rate, which at times reached the mid-4% range. Inflation continued to impact the economy, with consumer prices in the Honolulu area rising at an annual rate of approximately 2.3% to 2.8%, generally in line with or slightly above national trends. Together, these dynamics underscored the importance of local financial institutions with deep market knowledge, strong balance sheets, and a commitment to the communities they serve, qualities that continue to define First Hawaiian Bank.

ROBERT S. HARRISON
Chairman, President, and CEO

A Year of Strength and Performance

FHB delivered a strong year, leading the market in net income every quarter. This success was driven by disciplined expense management while continuing to invest in areas that matter most to our success both now and in the future. Our strong capital and liquidity position allowed us to support our customers through changing conditions, deepen primary bank relationships, and grow responsibly. This balanced approach enabled us to perform well despite external uncertainty, reinforcing the strength of our business model.

More importantly, our performance in 2025 was not driven by short-term decisions, but by the cumulative impact of investments made over multiple years in data, digital platforms, talent, and culture that continue to differentiate First Hawaiian Bank from the competition.

Investing in Growth and the Customer Experience

In 2025, we continued to strengthen our physical and digital presence, while also enhancing key products designed to deepen primary bank relationships and deliver greater value to our customers.

We were proud to open our new banking center in Līhu'e, expanding our footprint on Kaua'i and reinforcing our long-standing commitment to serving communities across the state. This new location reflects our belief that branch banking, when thoughtfully designed and locally staffed, remains a critical component of relationship banking in Hawai'i.

At the same time, we reached an important milestone with the launch of our new mobile banking app. This platform represents a significant step forward in delivering a modern, intuitive, and secure digital experience. The new app enhances performance, usability, and functionality, allowing customers to manage their finances more easily while staying connected to the trusted relationships they value.

We also refreshed several core products to better align with how our customers bank today. Our premier relationship banking checking account in Hawai'i, Priority Banking, was enhanced to include overdraft fee waivers and ATM fee waivers, reinforcing our focus on value, transparency, and long-term relationships. In addition, we launched a refreshed Priority Destinations credit card, offering the flexibility to fly on any airline, anywhere, with enhanced mileage multipliers and an improved experience for earning, booking, and using rewards.

Together, these investments reflect our disciplined approach to growth, enhancing products, channels, and experiences that matter most to our customers, while strengthening the primary relationships that drive performance.

Disciplined Execution in a Changing Environment

Throughout 2025, we remained focused on managing what we can control. While economic policy and interest rate uncertainty continued to influence the broader environment, our disciplined approach to expense management and operational efficiency allowed us to deliver strong results.



Accolades

First Hawaiian Bank collected the following accolades during 2025

Top Ranked Hawaii Bank in Forbes Best Banks of America
Forbes

Hawaii's Best Places to Work
Hawaii Business Magazine

Best Bank
Honolulu Magazine

Best of Hawaii West, Bank Category
West Hawaii Today

Best of Hawaii East, Bank Category
Hawaii Tribune Herald

Best of Kaua'i, Bank Category
The Garden Isle

"As we move forward, our priorities remain clear: continue to grow relationships, manage expenses with discipline, invest wisely in technology and talent, and deliver consistent value for our customers and stockholders. The foundation we have built positions us well to navigate whatever lies ahead while continuing to position First Hawaiian Bank as Hawaiʻi's #1 bank through performance, service, and stewardship."

Our teams across the bank worked with focus and accountability, ensuring that we operated efficiently while maintaining high standards of service and risk management. This discipline is foundational to our ability to perform consistently across cycles and to continue investing in the future from a position of strength.

Community Stewardship that Sets Us Apart

Community stewardship remains a defining characteristic of First Hawaiian Bank and in 2025, that commitment was on full display.

This year marked the 50th anniversary of the First Hawaiian Bank Foundation, a milestone that reflects five decades of sustained investment in the well-being of our communities. The Foundation's legacy is one of partnership, impact, and long-term commitment, values that are deeply embedded in our culture.

Beyond the Foundation, our employees once again demonstrated extraordinary generosity through Kōkua Mai, our employee-run giving program. In 2025, participation exceeded 99%, with employees contributing more than $886,000 out of their own pockets to support local nonprofits. This level of engagement is rare in any organization and speaks volumes about the character of our people. Every dollar raised went directly to organizations selected by our employees, reinforcing the authentic, grassroots nature of this program.

Together, these efforts underscore that our commitment to community is not transactional, it is core to who we are.

Looking Ahead

As we move forward, our priorities remain clear: continue to grow relationships, manage expenses with discipline,

invest wisely in technology and talent, and deliver consistent value for our customers and stockholders. The foundation we have built positions us well to navigate whatever lies ahead while continuing to position First Hawaiian Bank as Hawaiʻi's #1 bank through performance, service, and stewardship.

On behalf of the Board of Directors and the leadership team, I extend my sincere gratitude to our employees for their dedication and professionalism, to our customers for their trust, and to you, our stockholders, for your continued confidence in First Hawaiian Bank. Together, we are building a bank that is strong today and positioned to thrive for generations to come.



ROBERT S. HARRISON
Chairman, President, and Chief Executive Officer



Where Community Commitment Begins with "YES"

For generations, First Hawaiian Bank has been guided by a responsibility to serve more than financial needs. Our role in the community is built on relationships, a deep respect for the culture and values of our islands, and a belief that progress happens when we show up consistently. In 2025, that commitment carries added significance as the First Hawaiian Bank Foundation marked its 50th anniversary, celebrating five decades of community investment.

This impact is made possible by the care of our team members. First Hawaiian Bank employees are encouraged and supported to give back, contributing more than 21,700 volunteer hours in recent years. Their service includes financial education, affordable housing initiatives, economic development projects, and support for organizations serving low- and moderate-income families. These efforts reflect a hands-on approach to community engagement that strengthens neighborhoods and deepens connection.

Employee generosity also extends through Kōkua Mai, the bank's annual employee-led giving campaign. With over 99% participation, employees and retirees raised $886,449 in the past year for 36 local nonprofit organizations. Since 2007, Kōkua Mai has generated nearly $14 million in donations, with First Hawaiian Bank covering all program costs so every contribution goes directly to community partners.

Alongside service and philanthropy, the bank continues to support long-term community stability through responsible lending and investment. First Hawaiian Bank is the only Hawai'i-based bank to earn the FDIC's highest Community Reinvestment Act rating for 11 consecutive evaluation periods, reflecting leadership in affordable housing, nonprofit support, economic development, and disaster recovery.

As we recognize the Foundation's 50-year milestone, First Hawaiian Bank remains committed to supporting strong, resilient communities for generations to come.







2025
by the Numbers



LOANS & LEASES
$14.3 billion

DEPOSITS
$20.5 billion

NET INCOME
$276.3 million

TOTAL ASSETS
$24.0 billion

STRONG CREDIT QUALITY

Allowance for credit losses was $168.5 million, or 1.18% of total loans and leases, as of December 31, 2025.

Total non-performing assets $41.0 million, or 0.29% of total loans and leases and other real estate owned, as of December 31, 2025.

WELL-CAPITALIZED

Total Equity Capital of $2.77 billion is #1 among Hawai'i banks.



Common Equity Tier 1 (CET 1) capital ratio is 13.17%, over twice the 6.5% CET 1 ratio required to be "well-capitalized." This ratio is a key measure of a bank's financial strength.

Committed to Return of Capital. The Board maintained the quarterly dividend of $0.26 through 2025. During 2026, the Board adopted a maximum $250 million share repurchase program.[1]

[1] The timing and exact amount of share repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions.

Robert S. Harrison
Chairman, President and CEO

Gina O.W. Anonuevo
Vice Chair, Chief Administrative Officer
and Chief Human Resources Officer,
Technology, Digital, Data &
Human Resources Group

Alan H. Arizumi
Vice Chair,
Wealth Management Group

Neill A. Char
Vice Chair,
Retail Banking and Consumer Products Group

James M. Moses
Vice Chair and Chief Financial Officer,
Finance Group

Darlene N. Blakeney
Executive Vice President
and Chief Lending Officer,
Wholesale Banking Group

Lea M. Nakamura
Executive Vice President and Chief Risk Officer,
Risk Management Group

Cameron W. Nekota
Executive Vice President,
Commercial Banking and Bank Properties Group

Joel E. Rappoport
Executive Vice President,
General Counsel and Secretary,
Legal and Corporate Services Group



Senior Officers

First Hawaiian Bank

EXECUTIVE VICE PRESIDENTS

Derek A. Baughman
Chief Information Officer

Jason K. Dang
Digital Banking & Services Division

Dean C. Duque
Branch Banking Division

Shirley M. Durham
Enterprise Operations
Services Division

Calvin K. Hangai
Chief Accounting Officer

Kristi N. Lefforge
Chief Audit Executive

Todd T. Nitta
Dealer Division

Isaac M. Okita
Treasury & Investment Division

Stephen K. Rodgers
Chief Investment Officer

Michael A. Tottori
Wealth Advisory Division

Mark R. Troske
Chief Technology Officer

Brian H. Uemori
Chief Credit Officer

Edward G. Untalan
Guam & CNMI Region Office

Dean B. Uyeda
Commercial Banking Division

William L. Weeshoff
Chief Marketing Officer

SENIOR VICE PRESIDENTS

Joanne H. Arizumi
Corporate Banking Division

Charles C. Barbata
Corporate Banking Division

Brian K. Brennan
Commercial Real Estate Division

Raymond Bristol
Credit Administration Division

Stephen A. Brock
Private Banking Division

Martha L. Camacho
Pearlridge Banking Center

Derek A. Chang
Corporate Banking Division

Edwin K. Char
Enterprise Operations
Services Division

Cecily Ann S. U. Ching
Trust Real Estate Services

Joely A.A. Chung
Operational Risk Division

Rachel I. Cunningham
Retail Planning Division

Darian H. DeSellem
Wealth Management
Service Center

Sudeera Dissanayake
IT Infrastructure Department

Jodie M. Duvall
Wealth Advisory Division

Charles K. Erskine
Hawai'i Region Office

Ross G. Fujii
Chief BSA Officer

Shyla C. Fukushima
Consumer Products Division

Stephané Goachet
Data Governance Department

Kimberly Greenly
Deposit Products Department

John K. Guerri
Personal Trust Division

Gregory J. Y. Hackler
Private Banking Division

Jason H. Haruki
Institutional Advisory Services

Kevin S. Haseyama
Finance Group

Jeffrey N.M. Higashi
Commercial Banking Division

Gregg M. Hirano
Card Services Division

Sonja P.H. Hirasuna
Financial Reporting,
Planning & Analysis

Alyssa S.N. Hostelley
Business Services Division

Jodi R. Inoue
Digital Banking & Services Division

Jeffrey K. Inouye
First Hawaiian Leasing, Inc.

Stephen E.K. Kaaa
Waikīkī Banking Center

Greg M. Kagawa
Leasing Administration

Leland K. Kahawai
Kaua'i Region Office

Courtney S. Kajikawa
Personal Trust Division

Taheirah Kalahiki
Tech, Digital, Data & HR Group

Robin M. Kaneshiro
Credit Administration Division

Ben Kashiwabara
Commercial Income
Property Lending

Mark D. Kobayashi
Application Services Department

Kamani B. Kualaau
Institutional Advisory Services

Carole M. Lau
Commercial Real Estate Division

Malcolm D. Lau
Retail Planning Division

Michael P. Lawrence Gallagher
Data Product Delivery

Macy Ann U. Lee
Business Services Division

Martha A. Lee
Private Banking Division

Tricia K.F. Lee
Chief Compliance Officer

George C.K. Leong, Jr.
Commercial Real Estate Division

Jonathan C. Lucina
Consumer Product
Operations Department

Yutaka Majima
International Banking Department

Rachel A. Mikulec
Change Management Office

Martha E. Morgan
Personal Trust Division

Laura K. Morikuni
Human Resources

Jody J. Mukaigawa
Corporate Banking Division

Kurt M. Murata
Commercial Banking Division

Linda C.L.F. Nakamura
Residential Fulfillment Center

Michael T. Nishida
Enterprise Information
Security Department

James K. Odan
Service Delivery Division

Sherri-Ann Y. Okinaga
Organizational Effectiveness
Division

Carol M. Ono
Workforce Services Division

Peter T. Ono
Collection & Recovery Center

Mark F. Oyadomori
Wealth Advisory Division

Adam P. Palmer
Chief Information Security Officer

Rosemary Y. Peh
Enterprise Data & Analytics

Bard E. Peterson
Commercial Banking Division

Kaiuwailani H. Pettigrew
Risk Management Group

Raymond W. Phillips
Investment Services Department

David K. Rair
Legal & Corporate Services Group

Claire S. Rufino
Credit Analytics
& Reporting Department

Alethea A. Seto
Organizational Effectiveness
Division

Gregory J. Sitar
Main Banking Center

Lynn M. Takahashi
Private Banking Division

Michael G. Taylor
Wealth Advisory Division

Lisa A. Tomihama
Business Banking Department

Stacy K. Tomuro
Commercial Real Estate Division

Jaylene S.L. Tsukayama
Call Center

Ryan S. Ushijima
Chief Trust Compliance Officer

Jeffrey S. Ventura
Residential Real Estate Division

Vernon Y.C. Wong
Wealth Advisory Division

Danielle S.N. Yafuso
Branch Properties Division

Eric B. Yee
Private Banking Division

Terence C.Y. Yeh
Credit Administration Division

Eliza E. Young
Credit Department

First Hawaiian Leasing, Inc.

Robert S. Harrison
Chairman

Darlene N. Blakeney
Chief Executive Officer

Jeffrey K. Inouye
President

Bishop Street Capital Management, LLC

Stephen K. Rodgers
Chief Executive Officer

Stephanie C. Nomura
President and
Portfolio Manager

Ryan S. Ushijima
Senior Vice President and
Chief Compliance Officer

First Hawaiian Bank Foundation

Robert S. Harrison
Chairman

Cameron W. Nekota
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-14585

FIRST HAWAIIAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**99-0156159**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
999 Bishop Street, 29th Floor **Honolulu, HI**	**96813**
(Address of Principal Executive Offices)	(Zip Code)

(808) 525-7000
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	FHB	NASDAQ Global Select Market

Securities Registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes   ☒ No

As of June 30, 2025, the aggregate market value of the registrant's voting shares held by non-affiliates was approximately $3.1 billion, based on the closing sale price of $24.96 as reported on the NASDAQ Global Select Market.

As of February 13, 2026, there were 122,689,256 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the First Hawaiian, Inc. Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14. Such Proxy Statement will be filed within 120 days of First Hawaiian, Inc.'s fiscal year ended December 31, 2025.

TABLE OF CONTENTS

FIRST HAWAIIAN, INC.
FORM 10-K ANNUAL REPORT

PART I

ITEM 1. BUSINESS

The disclosures set forth in this item are qualified by Item 1a. Risk Factors and the section captioned "Cautionary Note Regarding Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements set forth elsewhere in this report.

General

First Hawaiian, Inc. ("FHI" or the "Parent"), a bank holding company, owns 100% of the outstanding common stock of First Hawaiian Bank ("FHB" or the "Bank"). References to "we," "our," "us," or the "Company" refer to the Parent and its wholly-owned subsidiary, FHB, for purposes of discussion in this Annual Report on Form 10-K.

FHI is a bank holding company incorporated in the state of Delaware and headquartered in Honolulu, Hawaii. Our wholly-owned bank subsidiary, FHB, was founded in 1858 under the name Bishop & Company and was the first successful banking partnership in the Kingdom of Hawaii and the second oldest bank formed west of the Mississippi River. As of December 31, 2025, FHB is the largest bank headquartered in Hawaii as measured by loans and leases and net income. As of December 31, 2025, we had $14.3 billion of gross loans and leases and $2.8 billion of stockholders' equity. We generated $276.3 million of net income or diluted earnings per share of $2.20 for the year ended December 31, 2025.

Through the Bank, we operate a network of 49 branches in Hawaii (45 branches), Guam (3 branches) and Saipan (1 branch). We provide a diversified range of banking services to consumer and commercial customers, including deposit products, lending services and wealth management and trust services. Through our distribution channels, we offer a variety of deposit products to our customers, including checking and savings accounts and other types of deposit accounts. We offer comprehensive commercial banking services to middle market and large Hawaii-based businesses with strong balance sheets and high-quality collateral. We provide commercial and industrial lending, including auto dealer flooring, commercial real estate and construction lending. We also offer comprehensive consumer lending services focused on residential real estate lending, indirect auto financing and other consumer loans to individuals and small businesses through our branch, online and mobile distribution channels. Our wealth management business provides an array of trust services, private banking and investment management services. We also offer consumer and commercial credit cards and merchant processing.

We seek to develop comprehensive, long-term banking relationships by offering a diverse array of products and services, cross-selling those products and services and delivering high quality customer service. Our service culture and emphasis on repeat positive customer experiences are integral to our banking strategy and exemplified by our longstanding customer relationships.

We operate our business through two operating segments: Retail Banking and Commercial Banking. All other activities, including Treasury, are reported in Corporate/Other. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") – Analysis of Business Segments" and "Note 22. Reportable Operating Segments" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information.

Human Capital Resources

As of December 31, 2025, we had over 2,000 employees, which included full time employees, part time employees and temporary employees, primarily located in our key markets of Hawaii, Guam and Saipan. As of December 31, 2025, the average tenure of employees at our Company is 11.7 years.

The Company's success depends, in large part, on its ability to attract, develop and retain skilled employees. The Company recognizes that supporting and engaging with its workforce is key to meeting evolving corporate and customer needs. Through ongoing employee development, fostering an inclusive workforce and a focus on health, safety and employee wellbeing, we strive to help our employees in all aspects of their lives. We believe our relationship with our employees to be generally good. None of our employees are parties to a collective bargaining agreement and we do not expect a significant change in the number of our employees in the near future.

Training and Development

Learning and development are foundational to our purpose as an institution. We invest in attracting, developing and retaining the best talent. Our innovative talent development and employee learning courses are woven into our strategy and corporate culture. As of the date of this report, we offer 10 leadership development programs in total and over 20,000 professional development courses for employees through an Online Learning Center.

Health, Safety and Wellness

We recognize that each employee's benefit needs may differ and have designed our benefits program to be flexible. We offer healthcare options for employees aimed at reducing out-of-pocket costs. Additionally, the Bank provides hand-sanitizing stations within our facilities. The Company will continue to monitor and take measures that it considers to be appropriate to protect the safety and health of its employees.

Our Products and Services

The Bank is a community bank focused on building relationships with our customers. We provide a variety of deposit accounts and lending services to commercial and consumer customers, as well as credit card products, wealth management services and merchant processing services. We offer a comprehensive range of commercial lending services including commercial and industrial lending, auto dealer flooring, commercial real estate lending and construction lending. Our primary consumer lending services are mortgage lending, auto finance, small business loans, personal installment loans and credit cards. Our wealth management business offers individuals investment and financial planning services, insurance protection, trust and estate services and private banking.

Competition

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies, insurance companies, other financial institutions, money market funds, hedge funds, and private equity and credit firms operating within or near the areas we serve. Additionally, certain large banks headquartered on the U.S. mainland and large community banking institutions target the same customers we do. Competition among providers of financial products and services continues to increase, with consumers and businesses having the opportunity to select from a growing variety of traditional and nontraditional alternatives, such as Private Credit/Direct lenders. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks, such as financial technology firms, to offer products and services traditionally provided by banks, such as automatic transfers and automatic payment systems, without the need of physical branches. In addition, the Company's ability to continue to compete effectively also depends on its ability to attract new employees and retain and motivate existing employees, while managing compensation and other costs.

Organizational History and Structure

In August 2016, FHI completed our initial public offering ("IPO"), and shares of FHI's common stock began trading on the NASDAQ Global Select Market ("NASDAQ") under the ticker symbol "FHB".

Prior to our IPO, we were an indirect wholly owned subsidiary of BNP Paribas ("BNPP"), a global financial institution based in France. On April 1, 2016, BNPP effected a series of reorganization transactions ("Reorganization Transactions"), as a part of which we amended our certificate of incorporation to change our name to First Hawaiian, Inc., with First Hawaiian Bank remaining our only direct wholly owned subsidiary.

In February 2019, BNPP fully exited its ownership position in FHI common stock.

Supervision and Regulation

We are subject to extensive regulation under federal and state banking laws that establish a comprehensive framework for our operations. This regulatory framework may materially impact our growth potential and financial performance and is intended primarily for the protection of the safety and soundness of financial institutions, maintenance of the federal deposit insurance system and the protection of consumers or classes of consumers, rather than the protection of stockholders or other investors. Statutes, regulations and policies applicable to banks or bank holding companies are continually under review by Congress and state legislatures and federal and state regulatory agencies.

Significant elements of the statutes, regulations and policies applicable to the Company are described below.

Regulatory Agencies

FHI is a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the "BHC Act") and has elected to be treated as a financial holding company under the BHC Act. Consequently, FHI and its subsidiaries are subject to the supervision, regulation, examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The BHC Act provides generally for "umbrella" regulation of bank holding companies by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHC Act, however, authorizes the Federal Reserve to examine any subsidiary of a bank holding company, other than a depository institution, that is engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of, examine and adopt rules applicable to any holding company subsidiary.

In general, the BHC Act limits the activities permissible for bank holding companies. Bank holding companies electing to be treated as financial holding companies, however, may engage in additional activities under the BHC Act as described below under "— Permissible Activities under the BHC Act". For a bank holding company to be eligible to elect financial holding company status, all of its subsidiary insured depository institutions ("IDIs") must be well-capitalized and well-managed, as described below under "— Prompt Corrective Action Framework", and must have received at least a "Satisfactory" rating on such institution's most recent performance evaluation under the Community Reinvestment Act (the "CRA"), as described below under "—Community Reinvestment Act of 1977". The bank holding company itself must also be well-capitalized and well-managed in order to be eligible to elect financial holding company status. If a financial holding company fails to continue to meet any of the well-capitalized and well-managed prerequisites for financial holding company status, the BHC Act imposes restrictions on new financial activities or acquisitions not otherwise permissible for bank holding companies, and the Federal Reserve may place additional limitations on the company's ability to conduct the broader financial activities permissible for financial holding companies or impose limitations or conditions on the conduct or activities of the bank holding company or its affiliates. In addition, the non-compliant bank holding company must enter into a confidential agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may be required to discontinue or divest investments in companies engaged in activities permissible only for a bank holding company electing to be treated as a financial holding company. In addition, if any IDI subsidiary of a financial holding company fails to maintain a CRA rating of at least "Satisfactory," the financial holding company will be subject to restrictions on certain new activities and acquisitions.

FHB is a Federal Deposit Insurance Corporation (the "FDIC") insured bank chartered under the laws of the State of Hawaii. FHB is not a member of the Federal Reserve System. Consequently, the FDIC and the Hawaii Department of Financial Institutions (the "Hawaii DFI") are the primary regulators of FHB and also regulate its subsidiaries. FHB's branch operations in Guam are also subject to regulation by the Banking and Insurance Commissioner of the Government of Guam Department of Revenue and Taxation (the "Guam Banking and Insurance Commissioner"). FHB's branch operation in Saipan, which is one of the principal islands of the Commonwealth of the Northern Mariana Islands ("CNMI"), is subject to the regulatory jurisdiction of the Division of Banking of the CNMI Department of Commerce. In addition, as the owner of a Hawaii-chartered bank, FHI is registered as a financial institution holding company under the Hawaii Code of Financial Institutions (the "Hawaii Code") and is subject to the registration, reporting and examination requirements of the Hawaii Code, as well as supervision and examination by the Hawaii DFI.

The Company offers certain insurance, investment and trust products through FHB and its subsidiary, Bishop Street Capital Management Corporation, a registered investment adviser with the SEC. Bishop Street Capital Management Corporation is subject to the disclosure and regulatory requirements of the Investment Advisers Act of 1940, as administered by the SEC. FHB is also registered as a municipal securities advisor with the Municipal Securities Rulemaking Board ("MSRB") and the SEC and is subject to the disclosure and regulatory requirements of the MSRB and the SEC. FHB's insurance brokerage activities in Hawaii are conducted under its insurance producer license by appointed agents (licensed insurance producers) and those licensees are subject to regulation by the Insurance Division of the State of Hawaii Department of Commerce and Consumer Affairs (the "DCCA Insurance Division"). FHB's trust services in Hawaii are subject to regulation by the FDIC and the Hawaii DFI. FHB's insurance activities in Guam are conducted under a general agent's license issued by the Guam Banking and Insurance Commissioner and FHB is therefore subject to regulation by the insurance branch of the regulatory division of the Guam Department of Revenue and Taxation.

FHB and its affiliates are also subject to supervision, regulation, examination and enforcement by the Consumer Financial Protection Bureau (the "CFPB"), with respect to consumer protection laws and regulations. In addition, FHI is subject to the disclosure and regulatory requirements of the U.S. Securities and Exchange Act of 1934 ("Exchange Act") administered by the SEC and the rules adopted by NASDAQ applicable to listed companies. The Company is subject to numerous other statutes and regulations that affect its business activities and operations.

Permissible Activities under the BHC Act

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto.

Bank holding companies that qualify and elect to be treated as "financial holding companies," like us, may engage in, or acquire and retain the shares of a company engaged in, a broad range of additional activities that are (i) financial in nature, as determined by the Federal Reserve in consultation with the Secretary of the Treasury, (ii) incidental to such financial activities, or (iii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance underwriting and brokerage and making merchant banking investments.

The BHC Act does not place territorial restrictions on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Permissible Activities for Banks

As a Hawaii-chartered bank, FHB's business is generally limited to activities permitted by Hawaii law and applicable federal laws. Under the Hawaii Code, the Bank may generally engage in all usual banking activities, including accepting deposits; extending loans and lines of credit; borrowing money; issuing, confirming and advising letters of credit; entering into repurchase agreements; buying and selling foreign currency and, subject to certain limitations, making investments. Subject to prior approval by the Commissioner of the Hawaii DFI and by the DCCA Insurance Division, the Bank may also permissibly engage in activities related to a trust business, activities relating to insurance and annuities and any activity permissible for a national banking association.

Hawaii law also imposes restrictions on the Bank's activities and corporate governance requirements intended to ensure the safety and soundness of the Bank. For example, the Hawaii Code requires that at least one of the directors of the Bank, as well as the Chief Executive Officer of the Bank, be residents of the State of Hawaii. FHB is also restricted under the Hawaii Code to investing in certain types of investments and is generally limited in the amount of money it can lend to a single borrower or invest in securities issued by a single issuer (in each case, 20% of FHB's common stock and additional paid-in capital).

Acquisitions by Bank Holding Companies

The BHC Act, the Bank Merger Act, the Hawaii Code and other federal and state statutes regulate acquisitions of bank holding companies, banks and other FDIC-insured depository institutions. The Company must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company, if after such acquisition, it will directly or indirectly own or control 5% or more of any class of voting shares of the institution, (ii) acquiring all or substantially all of the assets of any bank (other than directly through the Bank) or (iii) merging or consolidating with any other bank holding company. Under the Bank Merger Act, the prior approval of the FDIC is required for the Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. In reviewing applications seeking approval of merger and acquisition transactions, bank regulators consider, among other things, the competitive effect and public benefits of the transactions, the applicant's financial condition and future prospects, including current and projected capital ratios and levels, the managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the CRA, the applicant's compliance with applicable laws, including fair housing and other consumer protection laws, and the effectiveness of all organizations involved in combating money laundering activities. Failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required. In addition, the federal bank regulators will consider the extent to which a proposed transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

In addition, under applicable laws, the Company may not be permitted to acquire any bank in Hawaii because it controls more than 30% of the total amount of deposits in the Hawaii market. As a result, any further growth in the Hawaii market will most likely have to occur organically rather than by acquisition.

Dividends and Repurchases

FHI is a legal entity separate and distinct from the Bank and its subsidiaries. Virtually all of FHI's income comes from dividends from the Bank, which is also the primary source of FHI's liquidity and funds to pay dividends on its equity and, if FHI were to incur debt in the future, interest and principal on its debt. There are statutory and regulatory limitations on the payment of dividends by the Bank to FHI, as well as by FHI to its stockholders. Limitations on the Company's ability to receive dividends from the Bank could have a material adverse effect on its liquidity and ability to pay dividends on its common stock or interest and principal on its debt, and ability to fund purchases of its common stock.

Federal bank regulators are authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, the ability of banks and bank holding companies to pay dividends, and the contents of their respective dividend policies, could be affected by a range of regulatory changes.

Payment of Dividends by the Bank. In addition to the restrictions discussed above, the Bank is subject to limitations under Hawaii law regarding the amount of dividends that it may pay to the Parent. In general, under Hawaii law, dividends from a bank may not exceed the bank's retained earnings provided that the bank will, after the dividend, have the minimum paid-in common stock and additional paid-in capital required under Hawaii law, which, for a bank which has trust operations, is $6.5 million. Hawaii law also effectively restricts a bank from paying a dividend, or the amount of the dividend, unless that bank's common stock and additional paid-in capital is $6.5 million multiplied by 133%, or $8.6 million. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods. Under Hawaii banking law, for example, paying "excessive dividends" in relation to a bank's capital position, earnings capacity and asset quality could be deemed to be an unsafe and unsound banking practice. Under the Hawaii Business Corporation Act, a dividend or other distribution may not be made if a bank would not be able to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities and the amounts that would be needed to satisfy shareholders with preferential rights of distribution. In addition, under the Federal Deposit Insurance Act of 1950 ("FDIA"), an IDI may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "— Prompt Corrective Action Framework" below.

Payment of Dividends and Common Stock Repurchases by FHI. As a bank holding company, FHI is subject to oversight by the Federal Reserve. In particular, the dividend policies and share repurchases of the Company are reviewed by the Federal Reserve and will be assessed against, among other things, FHI's ability to achieve the required capital ratios under applicable capital rules (including the applicable capital conservation buffer). See "— Regulatory Capital Requirements" below. In addition, the Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless a bank holding company's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. Federal Reserve guidance also directs bank holding companies to inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid.

In certain circumstances, FHI's repurchases of its common stock may be subject to a prior approval or notice requirement under other regulations or policies of the Federal Reserve. Redemption or repurchase of preferred stock or subordinated debt is subject to the prior approval of the Federal Reserve.

Transactions with Affiliates and Insiders

Certain "covered transactions" between the Bank and its subsidiaries, on the one hand, and the Company or any other affiliate of the Bank, on the other hand, are regulated under federal banking law. The Federal Reserve Act generally requires those transactions to be on terms at least as favorable to the Bank as if the transaction were conducted with an unaffiliated third party and imposes quantitative limits, collateral requirements and qualitative requirements on "covered transactions" by the Bank with, or for the benefit of, its affiliates. The statute defines "covered transactions" to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, and credit exposure arising under derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. In general, any such transaction by the Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral.

Federal law also limits a bank's authority to extend credit to its directors, executive officers, principal shareholders (generally defined as persons that beneficially own or control more than 10% of any class of the bank's voting stock), as well as to entities owned or controlled by such persons. Among other things, extensions of credit to such insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with non-insiders. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate. Certain extensions of credit also require the approval of the Bank's board of directors.

Source of Strength

Federal Reserve regulations and the FDIA require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, FHI is expected to commit resources to support the Bank, including at times when FHI may not be in a financial position to provide such resources, and it may not be in its, or its stockholders' or creditors', best interests to do so. In addition, any capital loans FHI makes to the Bank are subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of FHI's bankruptcy, any commitment by FHI to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Regulatory Capital Requirements

Capital Requirements Applicable to Top-Tier Holding Companies in an Organizational Structure. The Federal Reserve monitors the capital adequacy of the Company, and the FDIC and the Hawaii DFI monitor the capital adequacy of the Bank. The bank regulators currently use a combination of risk-based ratios and a leverage ratio to evaluate capital adequacy. The Company and the Bank are subject to the federal bank regulators' final rules implementing Basel III and various provisions of the Dodd-Frank Act (the "Capital Rules").

The Capital Rules, among other things, impose a capital measure called "Common Equity Tier 1" ("CET1"), to which most deductions/adjustments to regulatory capital must be made. In addition, the Capital Rules specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain specified requirements.

Under the Capital Rules, the minimum capital ratios are as follows:

- 4.5% CET1 to risk-weighted assets,

- 6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets,

- 8.0% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets, and

- 4.0% Tier 1 capital to average quarterly assets.

The Capital Rules also require a 2.5% capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer is composed entirely of CET1, on top of these minimum risk-weighted asset ratios. Both the Company and the Bank are required to maintain such additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, and (iii) 10.5% total capital to risk-weighted assets.

Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer face constraints on dividends, equity repurchases and certain discretionary compensation based on the amount of the shortfall and the institution's "eligible retained income" (defined as the greater of (i) net income for the four preceding quarters, net of distributions and associated tax effects not reflected in net income; and (ii) the average of net income over the preceding four quarters), with progressively more stringent constraints as the Company approaches the minimum ratios.

The Capital Rules provide for a number of deductions from and adjustments to CET1. As a "non-advanced approaches" firm under the Capital Rules, the Company is subject to rules that provide for simplified capital requirements relating to the threshold deductions for mortgage servicing rights, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs, and investments in the capital of non-consolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card and home equity lines of credit) and provide a new standardized approach for operational risk capital. Under the current U.S. Capital Rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company or the Bank.

On July 27, 2023, the federal banking regulators proposed revisions to the Capital Rules to implement the Basel Committee's 2017 standards and make other changes to the Capital Rules. The proposal introduces revised credit risk, equity risk, operational risk, credit valuation adjustment risk and market risk requirements, among other changes. However, the revised capital requirements of the proposed rule would not apply to FHI or the Bank because they have less than $100 billion in total consolidated assets and trading assets and liabilities below the threshold for market risk requirements. The federal banking regulators have indicated that they expect to issue a revised proposal in 2026.

Prompt Corrective Action Framework

The FDIA requires the federal bank regulators to take prompt corrective action in respect of depository institutions that fail to meet specified capital requirements. The FDIA establishes five capital categories ("well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized"). The federal bank regulators are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized, with supervisory actions progressively becoming more severe as the institution's capital category declines.

To be deemed "well capitalized," an IDI must not be subject to any order or written agreement or directive requiring a specific capital level and must maintain the following minimum capital ratios:

- Total capital ratio of at least 10.0%,
- CET1 capital ratio of at least 6.5%,
- Tier 1 capital ratio of at least 8.0%, and
- Tier 1 leverage ratio of at least 5.0%.

A bank will be "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 4.0% or greater and is not "well capitalized."

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

As of December 31, 2025, the Bank met all capital ratio requirements to be well-capitalized with both a CET1 capital ratio and a Tier 1 capital ratio of 13.10%, total capital ratio of 14.35% and Tier 1 leverage ratio of 9.22%, in each case calculated under the Capital Rules.

The FDIA's prompt corrective action provisions apply only to depository institutions such as the Bank, and not to bank holding companies. Under the Federal Reserve's regulations, a bank holding company, such as FHI, is considered "well capitalized" if the bank holding company (i) has a total risk based capital ratio of at least 10%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. The Company meets all capital ratio requirements to be well-capitalized under the Federal Reserve's regulations, and, although the prompt corrective action provisions apply only to depository institutions and not to bank holding companies, if the provisions applied to bank holding companies, the Company would meet all capital ratio requirements to be well-capitalized. As of December 31, 2025, the Company's CET1 capital ratio and Tier 1 capital ratio were each 13.17%, its total capital ratio was 14.42%, and its Tier 1 leverage ratio was 9.27%, in each case calculated under the Capital Rules. For more information on the Company's and the Bank's capital ratios, see "Item 7. Management's Discussion and Analysis of Financial Condition — Capital" and "Note 12. Regulatory Capital Requirements" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal bank regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. If a depository institution fails to submit an acceptable capital restoration plan or fails to implement an approved plan, it is treated as if it is "significantly undercapitalized." An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions are also generally prohibited from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the institution is or would thereafter become undercapitalized. Institutions that are undercapitalized or significantly undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, orders to elect new boards of directors, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are generally subject to appointment of a receiver or conservator.

Brokered Deposits

The FDIA prohibits an IDI from accepting brokered deposits, unless it is well capitalized or is adequately capitalized and receives a waiver from the FDIC. Under FDIC regulations governing brokered deposits and interest rate restrictions, a depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any such deposit that, at the time any such deposit is accepted, is (i) in excess of 75 basis points over certain national rates described in the FDIC's regulations, or (ii) 90% of the highest interest rate paid on a particular deposit product in the depository institution's local market area if the institution provides notice to the FDIC and evidence of such local interest rate. The FDIA imposes no such restrictions on a bank that is well capitalized.

Safety and Soundness Standards

The FDIA requires the federal bank regulators to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. These guidelines also prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the bank regulator must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution may be subject under the FDIA. See "— Prompt Corrective Action Framework" above. If an institution fails to comply with such an order, the bank regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Deposit Insurance

FDIC Insurance Assessments. As an FDIC-insured bank, FHB must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. For institutions with $10 billion or more in assets, such as FHB, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank's capital level and supervisory ratings and certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. In addition, the FDIC is authorized to conduct examinations of and require reporting by FDIC-insured institutions.

On October 18, 2022, the FDIC adopted a final rule that increased initial base deposit insurance assessment rates by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC, as required under the FDIA, established a plan in September 2020 to restore the reserve ratio of FDIC's Deposit Insurance Fund (the "DIF") to meet or exceed the statutory minimum of 1.35 percent within eight years. The increased assessment is intended to improve the likelihood that the DIF reserve ratio would reach the required minimum by the statutory deadline of September 30, 2028.

On November 16, 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an IDI reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments were to be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In December 2025, the FDIC reduced the rate at which the assessment is collected for the eighth quarter of the collection period, with an invoice payment date of March 30, 2026, from 3.36 basis points to 2.97 basis points.

The Volcker Rule

The Dodd-Frank Act and the implementing regulations of the federal regulators generally prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds (the "Volcker Rule"). The Volcker Rule has not had a material effect on the Company's operations, as the Company does not have any significant engagement in the businesses prohibited by the Volcker Rule. The Company has incurred costs to adopt additional policies and systems to ensure compliance with the Volcker Rule, but such costs have not been material.

Depositor Preference

Under federal law, depositors (including the FDIC with respect to the subrogated claims of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

Consumer Financial Protection

The Company is subject to a number of federal and state consumer protection laws that extensively govern the Company's relationship with its customers. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding "unfair, deceptive or abusive" acts and practices. These and other federal and state laws require, among other things, disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject the Company to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which the Company operates and civil money penalties. Failure to comply with consumer protection requirements may also result in significant reputational harm as well as failure to obtain any required bank regulatory approval for merger or acquisition transactions the Company may wish to pursue or the Company's prohibition from engaging in such transactions even if approval is not required.

The CFPB is a federal agency with broad rulemaking, supervisory and enforcement powers under federal consumer financial protection laws and has examination and enforcement authority over banks with assets of $10 billion or more, as well as their affiliates. The CFPB's authority includes the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties.

Under CFPB rules relating to residential mortgage loans, banks are required to: (i) develop and implement procedures to ensure compliance with a "reasonable ability to repay" test and identify whether a loan meets a new definition for a "qualified mortgage", in which case a rebuttable presumption exists that the creditor extending the loan has satisfied the reasonable ability to repay test; (ii) implement disclosures, policies and procedures for originating and servicing mortgages including, but not limited to, integrated loans estimate and closing disclosures, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; (iv) comply with disclosure requirements and standards for appraisals and certain financial products; and (v) maintain escrow accounts for higher-priced mortgage loans for a longer period of time.

In October 2024, the CFPB issued a final rule requiring providers of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider, and to third parties, with the consumer's express authorization, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data required to be made available under the rule includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. For banks with at least $10 billion and less than $250 billion in total assets, compliance with the rule is required by April 1, 2027.

In October 2023, the Federal Reserve proposed amendments to its rules on interchange fees. Interchange fees, or "swipe" fees, are charges that merchants pay to card-issuing banks, such as FHB, for processing electronic payment transactions. If adopted as proposed, the proposed rule would lower the maximum permissible interchange fee that issuers may collect.

During 2025, the CFPB reduced its staff by over 80%. The reduction in force is the subject of litigation, and the staffing cuts are currently stayed pending the federal circuit court's en banc rehearing of the case. The impact of these developments on banking organizations subject to CFPB regulation and supervision, including the Company, is uncertain.

The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards than established by federal law. State regulation of financial products and potential enforcement actions could also adversely affect the Company's business, financial condition or results of operations. States and state attorneys general may increase regulatory, investigative and enforcement activity with respect to consumer protection, in response to changes in regulation, supervision and enforcement of consumer protection laws by federal regulators.

Community Reinvestment Act of 1977

Under the Community Reinvestment Act ("CRA"), the Bank has an obligation, consistent with safe and sound operations, to help meet the credit needs of the market areas where it operates, which include low- and moderate-income individuals and communities. In connection with its examination of the Bank, the FDIC is required to assess the Bank's CRA performance in the areas of lending, investments and services. FHB's CRA performance could, among other things, result in the denial or delay in certain corporate applications filed by the Parent or the Bank, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. FHB received a rating of "Outstanding" in its most recently completed CRA performance evaluation.

Financial Privacy and Cybersecurity

The federal bank regulators have adopted rules under the Gramm-Leach-Bliley Act of 1999 limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense and to design their risk management processes to address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyberattack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyberattack. The Bank has adopted an information security program that has been approved by its board of directors and reviewed by its regulators.

In November 2021, the federal bank regulatory agencies issued a final rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company, such as FHI, and an FDIC-supervised insured depository institution, such as FHB, would be required to notify the Federal Reserve or FDIC, respectively, within 36 hours of any incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or pose a threat to the financial stability of the United States.

In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary. State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, the California Consumer Privacy Act became effective on January 1, 2020 and the Colorado Privacy Act and Virginia Consumer Data Protection Act were enacted in 2021. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

Anti-Money Laundering and the USA PATRIOT Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. Anti-money laundering laws, including the Bank Secrecy Act (the "BSA"), as amended by the USA PATRIOT Act, impose compliance and due diligence obligations, and financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Regulatory authorities routinely examine financial institutions for compliance with these requirements, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious financial, legal and reputational consequences for the institution, including the imposition of civil money penalties or causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these requirements.

In August 2024, Financial Crimes Enforcement Network ("FinCEN"), which drafts and enforces regulations implementing the BSA and other anti-money laundering legislation, adopted a rule extending anti-money laundering obligations, including maintenance of an anti-money laundering program and filing certain reports with FinCEN, to registered investment advisers. In December 2025, FinCEN delayed the effective date of the rule to January 1, 2028 in part to allow FinCEN to review the rule.

In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted. The AMLA is intended to comprehensively reform and modernize U.S. anti-money laundering laws. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. In June 2021, FinCEN issued the priorities for anti-money laundering and countering the financing of terrorism policy, as required under the AMLA. The priorities include corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking, and proliferation financing. Many of the statutory provisions in the AMLA will require additional rulemakings, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance.

Office of Foreign Assets Control ("OFAC") Regulation

The U.S. Treasury Department's OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. The Company and the Bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious financial, legal and reputational consequences, including the imposition of civil money penalties or causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed significant penalties, including cease and desist orders and civil money penalties against institutions found to be violating these sanctions.

Incentive Compensation

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Under Federal Reserve and FDIC guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, a banking organization's incentive compensation arrangements should (i) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective internal controls and risk management and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, discussed below.

During 2016, the federal bank regulatory agencies and the SEC proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion of total assets. These proposed rules have not been finalized.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to require policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financials. NASDAQ's listing standards pursuant to the SEC's rule became effective October 2, 2023. The Company's clawback policy adopted in accordance with these listing standards is incorporated by reference to this annual report on Form 10-K as Exhibit 97.1.

Climate-Related and Other ESG Developments

In recent years, certain lawmakers and regulators in and outside the United States have increased their focus on financial institutions' and other companies' risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance ("ESG") matters. For example, several states have enacted or proposed statutes or regulations addressing climate change and other ESG issues. On the other hand, certain states have enacted or proposed "anti-ESG" statutes or regulations that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other factors. Additionally, in August 2025, President Trump signed Executive Order 14331, "Guaranteeing Fair Banking Access for All Americans," which states that it is the policy of the United States that no American should be denied access to financial services because of their constitutionally or statutorily protected beliefs, affiliations, or political views. The Executive Order directs the Treasury Secretary and federal banking regulators to address politicized or unlawful debanking activities.

Future Legislation and Regulation

Congress may enact, modify or repeal legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact, modify or repeal legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of proposed legislation, or modification or repeal of existing legislation, could impact the regulatory structure under which the Company operates and may significantly increase its costs, impede the efficiency of its internal business processes, require the Company to increase its regulatory capital and modify its business strategy, and limit its ability to pursue business opportunities in an efficient manner. The Company's business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

Securities Exchange Act Reports and Additional Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports can be found free of charge on our website at www.fhb.com, under Investor Relations, as soon as reasonably practicable after such material is electronically filed with or furnished to the U.S. Securities and Exchange Commission ("SEC"). These reports are also available free of charge on the SEC's website at www.sec.gov.

Information on our Investor Relations website, our main website and other websites referred to in this report is not incorporated by reference into this report or any other report filed with or furnished to the SEC. We have included such website addresses only as inactive textual references and do not intend them to be active links.

ITEM 1A. RISK FACTORS

Ownership of our common stock involves a significant degree of risk and uncertainty. The material risks and uncertainties that management believes affect us are described below. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. To the extent that any of the information in this Form 10-K constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Note Regarding Forward-Looking Statements."

Summary of Risk Factors

The following is a summary of the most significant risks and uncertainties that we believe could adversely affect our business, financial condition or results of operations. In addition to the following summary, you should consider the other information set forth in this "Risk Factors" section and the other information contained in this report before investing in our securities.

Market Risks
• Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in Hawaii, Guam and Saipan in particular.
• Inflationary pressures could pose a risk to the economy and the financial performance of the Bank.
• Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.
• Our business is subject to risk arising from conditions in the commercial real estate market.
• Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations.
• Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.
• The value of the investment securities we own may decline in the future.
• Impairment of goodwill may adversely impact future results of operations.

Credit Risks
• Our business, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.
• We might underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we reserve for loan and lease losses.

Liquidity Risks
• Loss of deposits could increase our funding costs.
• Our liquidity is dependent on dividends from First Hawaiian Bank.

Operational Risks
• Our ability to maintain, attract and retain customer relationships is highly dependent on our reputation.
• We may not be able to attract and retain key personnel and other skilled employees.
• If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.
• We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.
• The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned ("OREO") and repossessed personal property may not accurately describe the net value of the asset.
• The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition or results of operations.
• The development and use of AI present risks and challenges that may adversely impact our business.
• Employee misconduct or mistakes could expose us to significant legal liability and reputational harm.
• We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
• Consumer protection initiatives related to the foreclosure process could materially affect our ability as a creditor to obtain remedies.
• We are subject to a variety of risks in connection with any sale of loans we may conduct.
• Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.
• We depend on the accuracy and completeness of information about customers and counterparties.
• Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, and actual results may differ from these estimates.
• Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

Strategic Risks
- Geographic concentration in our existing markets may unfavorably impact our operations.
- We operate in a highly competitive industry and market area.
- New lines of business, products, product enhancements or services may subject us to additional risks.
- We have dealer-centric automotive finance businesses, and a change in the key role of dealers within the automotive industry or our ability to maintain or build relationships with them could have an adverse effect on our business, results of operations, financial condition, or prospects.
- We continually encounter technological change.

Legal, Regulatory and Compliance Risks
- The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our operations.
- We are required to act as a source of financial and managerial strength for our bank in times of stress.
- We are subject to capital adequacy requirements and may be subject to more stringent capital requirements.
- We may not pay dividends on our common stock in the future.
- Rulemaking changes implemented by the CFPB have in the past resulted and may in the future result in higher regulatory and compliance costs that may adversely affect our results of operations.
- Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
- Increases in FDIC insurance premiums may adversely affect our earnings.
- Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations could result in fines or sanctions against us.
- Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.
- Differences in regulation can affect our ability to compete effectively.
- Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
- We are subject to environmental liability risk associated with our bank branches and any real estate collateral we acquire upon foreclosure.
- We may be subject to litigation risk pertaining to our fiduciary responsibilities.

Other Risks Affecting Our Business
- Severe weather, hurricanes, tsunamis, natural disasters, pandemics, acts of war or terrorism or other external events could significantly impact our business.
- Climate-related physical and transition risks could have a material negative impact on us and our customers, and divergent and evolving laws and regulations and stakeholder expectations regarding climate-related matters may subject us to additional, different and potentially conflicting requirements and expectations and result in higher regulatory and compliance and other risks and costs.
- We may be subject to unexpected income tax liabilities in connection with the Reorganization Transactions. BWHI is required to pay us for any unexpected income tax liabilities that arise in connection with the Reorganization Transactions. However, in the event that BWHI does not satisfy its payment obligations, we could be subject to significantly higher federal and/or state and local income tax liabilities than currently anticipated.

Risks Related to Our Common Stock
- Our stock price may be volatile, and you could lose part or all of your investment as a result.
- Future sales and issuances of our common stock, including sales as part of our equity-based compensation plans, could result in dilution of the percentage ownership of our stockholders and could lower our stock price.
- Certain banking laws and certain provisions of our certificate of incorporation may have an anti-takeover effect.

Market Risks

Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in Hawaii, Guam and Saipan in particular.

We provide banking and financial services to customers primarily in Hawaii, Guam and Saipan. Our financial performance generally, and the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans in particular, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate. Economic conditions in our markets depend mainly on tourism, U.S. military and defense products and services, real estate, government and other service-based industries. In addition, Hawaii's economy depends significantly on conditions of the U.S. economy and key international economies, particularly Japan. Declines in the economic conditions in these markets, tourism, fluctuations in the strength of currencies such as the U.S. dollar and the Japanese yen, the inability of the Hawaii economy to absorb continuing construction expansion, increases in levels of underemployment, increases in energy costs, and other inflationary conditions, high interest rates, the availability of affordable air transportation, supply chain disruptions, pandemics or other widespread health emergency (or concerns over the possibility of such an emergency), real or threatened acts of war or terrorism, adverse weather, natural disasters, such as wildfires, and local or national budget issues, among other factors, may impact consumer and corporate spending. As a result, these events may contribute to a deterioration in Hawaii's general economic condition, which, as a result of our geographic concentration, could adversely impact us and our borrowers.

Commercial lending represents approximately 56% of our total loan and lease portfolio as of December 31, 2025, and we generally make loans to small to mid-sized businesses whose financial performance depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may expose us to greater credit risks. We also engage in mortgage lending and automobile financing, as well as other forms of consumer lending. Adverse economic and business conditions in our market areas could reduce our growth rate, affect our borrowers' ability to repay their loans or the value of the collateral underlying their loans and consequently, adversely affect our financial condition and performance.

The U.S. military has a major presence in Hawaii and Guam and, as a result, is an important aspect of the economies in which we operate. The funding of the U.S. military occurs as part of the overall U.S. government budget and appropriation process which is driven by numerous factors, including geopolitical events, macroeconomic conditions and the ability of the U.S. government to enact legislation such as appropriations bills. Cuts to defense and other security spending could have an adverse impact on the economy in our markets.

Other economic conditions that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels (particularly for real estate), monetary policy, unemployment and the strength of the domestic economy as a whole. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values and an overall material adverse effect on the quality of our loan portfolio. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, inflation, interest rate volatility, high unemployment, natural disasters or a combination of these or other factors. Evolving responses from federal and state governments and other regulators, and our customers or our third-party partners or vendors, to challenges such as climate change have impacted and could continue to impact the economic and political conditions under which we operate.

U.S. global trade policies, including the imposition of tariffs and uncertainty surrounding the resolution of trade disputes, or renewal of trade agreements, with various countries, may cause inflation to rise and ultimately affect interest rates. In addition, federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. A prolonged or repeated shutdown of the U.S. federal government could adversely affect our business, financial condition, liquidity, and results of operations. A U.S. federal government shutdown may also impair the financial capacity of borrowers who depend on federal salaries, contracts, reimbursements, or benefit programs, including government employees, federal contractors, and recipients of government-funded services. Reduced or delayed income to these borrowers could increase delinquencies, reduce loan demand, negatively affect deposit inflows, and increase our credit risk exposure. In addition, disruptions to federal economic data releases or fiscal operations may create volatility in financial markets, affecting interest rates, liquidity conditions, and the valuation of securities in our investment portfolio.

Downgrades in sovereign credit ratings by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide. Unfavorable changes related to these national economic and political conditions may also result in increased delinquencies and defaults among borrowers in light of economic uncertainty, which could require us to charge off a higher percentage of loans and increase the provision for credit losses, ultimately reducing our net income.

Inflationary pressures could pose a risk to the economy and the financial performance of the Bank.

In recent periods, there have been significant changes in inflationary conditions due to, among other factors, global supply chain disruptions, changes in the labor market and geopolitical tensions. Higher commodity prices, labor shortages and supply chain disruptions, have also contributed, and may in the future contribute, to inflationary pressures, which could, in turn, adversely affect the U.S. economy, the demand for our products and creditworthiness of our borrowers. Volatility and uncertainty related to inflation and the effects of inflation may enhance or contribute to some of the risks of our business, including through increasing costs, negatively affecting economic growth or impacting asset values or customer defaults. Higher rates could result in deposit outflows or higher deposit costs. These inflationary pressures could adversely impact our business, financial position and results of operations.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

As of December 31, 2025, our real estate loans represented approximately $10.7 billion, or 75% of our total loan and lease portfolio. Our real estate loans consist primarily of residential loans, including home equity loans (representing 37% of our total loan and lease portfolio) and commercial and construction loans (representing 38% of our total loan and lease portfolio), with the significant majority of these loans concentrated in Hawaii. Real property values in Hawaii may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions generally. Declines in real property prices, including prices for homes and commercial properties, in Hawaii, Guam or Saipan could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services generally.

In addition, nearly all residential mortgage loans and home equity lines of credit and loans outstanding are for residences located in Hawaii, Guam or Saipan. These island locales are susceptible to a wide array of potential natural disasters including, but not limited to, hurricanes, floods, wildfires, earthquakes and tsunamis, like the May 2023 super typhoon that struck Guam and August 2023 Maui wildfires. Finally, declines in real property values in the areas in which we operate, particularly Hawaii, whether as a result of these or other factors, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services generally. Additionally, such declines in real property values could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. Our failure to mitigate these risks effectively could have a material adverse effect on our business, financial condition or results of operations.

Our business is subject to risk arising from conditions in the commercial real estate market.

As of December 31, 2025, our commercial real estate loans represented approximately $4.6 billion or 32% of our total loan and lease portfolio. Commercial real estate loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite and are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity. As payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulation. In recent years, commercial real estate markets have been experiencing substantial growth, and increased competitive pressures have contributed significantly to historically low capitalization rates and rising property values. Commercial real estate markets have been particularly impacted by a reduced demand for office space driven by the implications of hybrid work arrangements. Accordingly, federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Our failure to adequately implement risk management policies, procedures and controls could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio.

Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations.

We have naturally developed concentrated exposures to those asset classes and industries in which we have specific knowledge or competency, such as commercial real estate lending and dealer financing. In management's judgment, our extensive experience within these concentration areas, and our strategic relationships within such areas, allows us to better evaluate the associated risks and price credit accordingly. However, the presence of similar exposures concentrated in certain asset classes leaves us exposed to the risk of a focused downturn or increased competitive pressures within a concentration area. Additionally, we have cultivated relationships with market leaders that result in relatively larger exposures to select single obligors than would be typical for an institution of our size in a larger operating market. For example, our top five dealer relationships represented approximately 40% of our outstanding dealer flooring commitments as of December 31, 2025. The failure to properly anticipate and address risks associated with these concentrated exposures could have a material adverse effect on our business, financial condition or results of operations.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

Fluctuations in interest rates have in the past negatively impacted and may in the future negatively impact our banking business and demand for some of our products. Our earnings and cash flows are largely dependent on net interest income, which is the difference between the interest income we receive from interest-earning assets (e.g., loans and investment securities) and the interest expense we pay on interest-bearing liabilities (e.g., deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities. Interest rates are volatile and highly sensitive to many factors that are beyond our control, such as economic conditions, inflationary trends, changes in government spending and debt issuances and policies of various governmental and regulatory agencies, and, in particular the monetary policy of the Federal Open Market Committee of the Federal Reserve System (the "FOMC").

Interest rates in the United States have been volatile in recent years. When interest rates rise, such as during 2022 and 2023, we can generally be expected to earn higher net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect our revenues, liquidity and capital levels. Higher interest rates can also negatively affect the payment performance on loans that are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, thereby causing us to incur losses and increased operational costs related to servicing a higher volume of delinquent loans. When interest rates decline, such as during the end of 2024, we have experienced, and could in the future experience, fixed-rate loan prepayments and higher investment portfolio cash flows, resulting in a lower yield on earning assets.

Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but also our ability to originate loans and deposits. Changes in interest rates also have a significant impact on (i) the carrying value of certain assets, including loans, real estate and investment securities, on our balance sheet, and may result in material differences between the values of our assets and liabilities, and (ii) the level of loan refinancing activity in our portfolio, which impacts the amount of prepayment penalty income we receive on loans we hold. In addition, we may incur debt in the future, and that debt may also be sensitive to interest rates.

The cost of our deposits is largely based on short-term interest rates, the level of which is driven primarily by the FOMC's actions. However, the yields generated by our loans and securities are often difficult to re-price and are typically driven by longer-term interest rates, which are set by the market or, at times, the FOMC's actions, and vary over time. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. If the interest rates paid on our deposits and other borrowings increase at a faster pace than the interest rates on our loans and other investments, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and earnings would be similarly affected if the interest rates on our interest-earning assets declined at a faster pace than the interest rates on our deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition or results of operations.

As of December 31, 2025, we had $6.5 billion of noninterest-bearing demand deposits and $14.0 billion of interest-bearing deposits. If market conditions were to change, including as a result of monetary policy or the competitive environment, in a manner that caused us to offer higher interest rates on core deposit accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these deposits, our deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

The value of the investment securities we own may decline in the future.

As of December 31, 2025, we owned investment securities with a carrying value of $5.6 billion, which largely consisted of our positions in obligations of the U.S. government and government-sponsored enterprises. We evaluate our investment securities on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation. For available-for-sale debt securities in an unrealized loss position, we assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. Because of changing economic and market conditions affecting issuers, we may be required to recognize losses in future periods, which could adversely affect our business, results of operations or financial condition. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

Impairment of goodwill may adversely impact future results of operations.

Accounting standards require that we account for certain acquisitions using a method that could result in goodwill. If the purchase price of the acquired company exceeds the fair value of the acquired net assets, the excess will be included in our consolidated balance sheet as goodwill. Goodwill was $995.5 million as of both December 31, 2025 and 2024. Our goodwill originated from the acquisition of the Company by BNPP in December of 2001. Goodwill generated in that acquisition was recorded on the balance sheet of the Bank as a result of push down accounting treatment, and remains on our consolidated balance sheets.

The Company's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Evaluations may be based on many factors, some of which are the price of our common stock, discounted cash flow projections and data from comparable market acquisitions. A significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate or slower growth rates could result in impairment of our goodwill. Future evaluations of goodwill may result in the impairment and write-down of our goodwill balance which could have a material adverse impact on our earnings and adversely affect our operating results.

Credit Risks

Our business, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.

A number of our products expose us to credit risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. A failure of a significant market participant, or even concerns about a default by such an institution, could lead to significant liquidity problems, losses or defaults by other institutions or regulatory responses, including additional special assessments under the FDIA, which in turn could adversely affect us.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances or that there is a deterioration in the credit quality of third parties whose securities or obligations we hold, including a deterioration in the value of collateral posted by third parties to secure their obligations to us under derivatives contracts and loan agreements. A deterioration in credit quality of such obligors, could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes.

We might underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we reserve for loan and lease losses.

We maintain an allowance for credit losses ("ACL"), which is a reserve established through a provision for credit losses (the "Provision") charged to expense representing management's best estimate of lifetime expected credit losses within our existing portfolio of loans and leases. The level of the ACL reflects management's continuing evaluation of specific credit risks, the quality of the loan and lease portfolio, the value of the underlying collateral, the level of non-accruing loans and leases, the unidentified losses inherent in the current loan and lease portfolio, and economic, political and regulatory conditions.

For our commercial loans, we perform an internal loan review and grade loans on an ongoing basis, and we estimate and establish reserves for credit risks and credit losses inherent in our credit exposure (including unfunded lending commitments). The objective of our loan review and grading procedures is to identify existing or emerging credit quality problems so that appropriate steps can be initiated to avoid or minimize future losses. This process, which is critical to our financial results and condition, requires difficult, subjective and complex judgments of loan collectibility, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company's borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions and/or some or all of their effects, which may, in turn, negatively impact the reliability of the process. Accordingly, as is the case with any such assessments, there is always the chance that we will fail to identify the proper factors or that we will fail to accurately estimate the impacts of factors that we identify.

Although our management has established an ACL it believes is adequate, we could sustain credit losses that are significantly higher than the amount of our ACL. Higher credit losses could arise for a variety of reasons, such as growth in our loan and lease portfolio, changes in economic conditions affecting borrowers, new information regarding our loans and leases and other factors within and outside our control. If real estate values were to decline or if economic conditions in our markets were to deteriorate unexpectedly, additional loan and lease losses not incorporated in the existing ACL might occur. Losses in excess of the existing ACL will reduce our net income and could have a material adverse effect on our business, financial condition or results of operations. A severe downturn in the economy generally, in our markets specifically or affecting the business and assets of individual customers would generate increased charge-offs and a need for higher reserves. While we believe that our ACL was adequate as of December 31, 2025, there is no assurance that it will be sufficient to cover all incurred credit losses. In the event of significant deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our earnings.

Bank regulatory agencies will periodically review our ACL and the value attributed to non-accrual loans and leases or to real estate we acquire through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items, increase our ACL or reduce the carrying value of owned real estate, reducing our net income. Further, if charge-offs in future periods exceed the ACL, we may need additional adjustments to increase the ACL. These adjustments could have a material adverse effect on our business, financial condition or results of operations.

Liquidity Risks

Loss of deposits could increase our funding costs.

Like many banking companies, we rely on customer deposits to meet a considerable portion of our funding, and we continue to seek customer deposits to maintain this funding base. We accept deposits directly from consumer and commercial customers and, as of December 31, 2025, we had $20.5 billion in deposits. Deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. In addition, if the Company's competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises its rates to avoid losing deposits or because the Company loses deposits and must rely on more expensive sources of funding. Higher funding costs could reduce the Company's net interest margin and net interest income and could have a material adverse effect on the Company's business, financial condition, and results of operations. For example, we could be subject to sudden withdrawals of deposits, including as a result of negative media coverage, which may be spread through social media, regarding the financial services industry generally, a subset of financial institutions, or the Company specifically. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. This may make retaining deposits during periods of stress more difficult. Further, depositors of certain types of deposits, such as uninsured or uncollateralized deposits, may be more likely to withdraw their deposits or do so more quickly. Any such withdrawals could result in higher funding costs for us as we lose a lower cost source of funding, and significant unanticipated withdrawals could materially and adversely affect our liquidity, financial condition, and results of operations.

Our liquidity is dependent on dividends from First Hawaiian Bank.

We are a legal entity separate and distinct from our banking and other subsidiaries. Dividends from the Bank provide virtually all of our cash flow, including cash flow to pay dividends on our common stock and principal and interest on any debt we may incur. Various federal and state laws and regulations limit the amount of dividends that our bank may pay to us. For example, we are subject to regulatory capital requirements which may limit the Bank's ability to pay dividends to us, and Hawaii law only permits our bank to pay dividends out of retained earnings as defined under Hawaii banking law, which differs from retained earnings calculated under GAAP. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, pay obligations or pay dividends on our common stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition, liquidity or results of operations.

Operational Risks

Our ability to maintain, attract and retain customer relationships is highly dependent on our reputation.

As the parent company of Hawaii's oldest and largest bank, we rely in part on our bank's reputation for superior financial services to retain our customer relationships. Damage to our reputation could undermine the confidence of our current and potential customers in our ability to provide high-quality financial services and could impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Events that result in damage to our reputation may also increase our litigation risk, increase regulatory scrutiny and have other consequences that we may not be able to predict. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described in this Form 10-K, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, customer personal information and privacy issues, customer and other third party fraud, record-keeping, regulatory investigations, any litigation that may arise from any failure or perceived failure on our part to comply with legal and regulatory requirements and ESG matters, including climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. In particular, there has been an increased focus by stakeholders on topics related to corporate approaches to climate and diversity matters. Due to divergent stakeholder views on these matters, we face increased risks that any action or lack thereof concerning these matters will be perceived negatively by some of our stakeholders, which could harm our reputation. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the "First Hawaiian Bank" brand and associated trademarks and our other intellectual property. Defense of our reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to attract and retain key personnel and other skilled employees.

Our success depends, in large part, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Competition for qualified employees and personnel in the financial services and banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the regional banking industry, especially in the communities served by our branch network. A substantial number of our employees have considerable tenure with the Bank and some will be nearing retirement in the next few years, which makes succession planning important to the continued operation of our business. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes will occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel. The cost of hiring, incentivizing and retaining skilled personnel may continue to increase, which may be exacerbated by government policies including immigration policy and which could have a material adverse effect on our business, financial condition or results of operations. In addition, our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations, including any restrictions that may in the future be adopted by U.S. regulatory agencies, including the Federal Reserve and FDIC. The loss of the services of any senior executive or other key personnel, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan, could have a material adverse effect on our business, financial condition or results of operations.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to material risks, such as credit, operational and legal risks. Our risk management methods may prove to be ineffective due to their design, their implementation or the degree to which we adhere to them, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our business, financial condition or results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators. Our techniques for managing the risks we face may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate.

We are dependent on the use of data and modeling both in our management decision-making generally and in meeting regulatory expectations in particular.

The use of statistical and quantitative models and other quantitatively-based analyses is central to bank decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, the automated extension of credit based on defined criteria and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. We anticipate that model-derived insights will penetrate further into bank decision-making, and particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely. While these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Additionally, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition or results of operations.

As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure, loss or misuse of our information or our clients' information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyberattacks. These types of threats may derive from human error, fraud or malice on the part of external or internal parties or may result from accidental technological failure. In recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potentially fraudulent activity. Some of our clients may have been affected by these breaches, which increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us. Like other U.S. financial services companies, we have been and expect to continue to be the target of attempted electronic fraudulent activity, security breaches and cybersecurity-related attacks. Consistent with industry trends, we may face an increasing number of attempted cyberattacks as we expand our mobile and other internet-based products and services, and we provide more of these services to a greater number of individual customers. The increased use of mobile and cloud technologies and the increased connectivity of third parties and electronic devices to our systems can heighten these and other operational risks. Further, evolving cyber threats, including as a result of the increased use of artificial intelligence ("AI") by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our service providers and others on whom we rely.

We also face risks related to cyberattacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyberattacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyberattacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them.

Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us, our customers and certain of our third-party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our customers' confidence. Breaches of information security also may occur, and in infrequent cases, have occurred through intentional or unintentional acts by those having access to our systems or our customers' or counterparties' confidential information, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyberattacks and periodically test our security, our inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our customers; our loss of business and/or customers; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on our business, financial condition or results of operations. Additionally, we may not be able to ensure that our third-party vendors have appropriate controls in place to protect the confidentiality of the information they receive from us and our business, financial condition or results of operations could be adversely affected by a material breach of, or disruption to, the security of any of our or our vendors' systems.

Because the investigation of any information security breach is inherently unpredictable and would require substantial time to complete, the Company may not be able to quickly remediate the consequences of any breach, which may increase the costs, and enhance the negative consequences associated with a breach. In addition, to the extent the Company's insurance covers aspects of any breach, such insurance may not be sufficient to cover all of the Company's losses.

The development and use of AI present risks and challenges that may adversely impact our business.

We and/or our third-party vendors, clients or counterparties have in the past developed or incorporated, and may in the future develop or incorporate AI technology in certain business processes, services or products. The development and use of AI present a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that result in the release of private, confidential or proprietary information, that reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Additionally, we are exposed to risks related to the use of AI technologies by third-party vendors, clients, counterparties, clearinghouses and other financial intermediaries. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

In addition to our use of AI technologies, we are exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. Generative AI, if used to perpetrate fraud or launch cyberattacks, could create panic at a particular financial institution or exchange, which could pose a threat to financial stability.

Employee misconduct or mistakes could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage in fraudulent, illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, customer relationships and ability to attract new customers. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, even if inadvertently, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our business, financial condition or results of operations. In addition, employee errors, such as inadvertent use or disclosure of confidential information, calculation errors, mistakes in addressing communications or data inputs, errors in developing, implementing or applying information technology systems or simple errors in judgment, could also have similar adverse effects.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. For example, we could be subject to sudden withdrawals of deposits. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. This may make retaining deposits during periods of stress more difficult. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the Federal Home Loan Banks ("FHLB"), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition or results of operations.

Consumer protection initiatives related to the foreclosure process could materially affect our ability as a creditor to obtain remedies.

Historically, Hawaii rules provided for nonjudicial, or out-of-court, foreclosures, a process that is less expensive and quicker than going through the court foreclosure process. However, as a result of rule changes, many lenders now forgo nonjudicial foreclosures and file all foreclosures in court, which has created a backlog and slowed the judicial foreclosure process. Following a joint federal-state settlement regarding foreclosure practices, mortgage servicers implemented programs to assist borrowers with loss mitigation options. Federal and state loss mitigation requirements are now part of our annual audit requirements.

We are subject to a variety of risks in connection with any sale of loans we may conduct.

When we sell mortgage loans, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated and serviced. If any of these representations and warranties are incorrect, we may be required to indemnify the purchaser for any related losses, or we may be required to repurchase or provide substitute mortgage loans for part or all of the affected loans. We may also be required to repurchase loans as a result of borrower fraud or in the event of early payment default by the borrower on a loan we have sold. If the level of repurchase and indemnity activity becomes material, it could have a material adverse effect on our liquidity, business, financial condition or results of operations. Mortgage lending is highly regulated. Our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of mortgage loans may impact our ability to sell mortgage loans in the future.

In addition, we must report as held for sale any loans which we have undertaken to sell, whether or not a purchase agreement for the loans has been executed. We may therefore be unable to ultimately complete a sale for part or all of the loans we classify as held for sale. We must exercise our judgment in determining when loans must be reclassified from held for investment status to held for sale status under applicable accounting guidelines. Any failure to accurately report loans as held for sale could result in regulatory investigations and monetary penalties. Any of these actions could have a material adverse effect on our business, financial condition or results of operations. Our policy is to carry loans held for sale at the lower of cost or fair value. As a result, prior to being sold, any loans classified as held for sale may be adversely affected by market conditions, including changes in interest rates, and by changes in the borrower's creditworthiness, and the value associated with these loans, including any loans originated for sale in the secondary market, may decline prior to being sold. We may be required to reduce the value of any loans we mark held for sale as a result, which could have a material adverse effect on our business, financial condition or results of operations.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.

We depend, to a significant extent, on relationships with third-party service providers that provide services, primarily information technology services, that are critical to our operations. We utilize third-party core banking services and receive credit card and debit card services, internet banking services, various information services and services complementary to our banking products from various third-party service providers. We are also exposed to the risk that a cyberattack, security breach or other information technology incident at a common vendor to our third-party service providers could impede their ability to provide services to us. We may not be able to effectively monitor or mitigate operational risks relating to the use of common vendors by third-party service providers. If any of our third-party service providers experience difficulties or terminate their services and we are unable to replace our service providers with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking, credit card and debit card services and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third-party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyberattack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan portfolio on an ongoing basis, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, and actual results may differ from these estimates.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses and fair value measurements. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses or sustain credit losses that are significantly higher than the reserve provided; or reduce the carrying value of an asset measured at fair value. Any of these could have a material adverse effect on our business, financial condition or results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" for more information.

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management's attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of changes to financial accounting or reporting standards, whether required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. For a discussion of the expected impact of accounting pronouncements recently issued but not adopted by us as of December 31, 2025, see "Note 1. Organization and Summary of Significant Accounting Policies – Recent Accounting Pronouncements" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

Strategic Risks

Geographic concentration in our existing markets may unfavorably impact our operations.

A substantial majority of our business is with customers located within Hawaii. Our operations are heavily concentrated in Hawaii, as well as in Guam and Saipan. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. As discussed above, deterioration in economic conditions in Hawaii, Guam and Saipan could have a material adverse effect on our business, financial condition or results of operations.

In addition, continued, long-term growth may be unsustainable, given the concentration of our operations and customer base in Hawaii, Guam and Saipan. Under applicable laws, we may not be permitted to acquire any bank in Hawaii because we control more than 30% of the total amount of deposits in the Hawaii market. As a result, any further growth in the Hawaii market will most likely have to occur organically rather than by acquisition. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry and market area.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies, insurance companies, other financial institutions, money market funds, hedge funds, and private equity and credit firms operating within or near the areas we serve. Additionally, certain large banks headquartered on the U.S. mainland and large community banking institutions target the same customers we do. Competition among providers of financial products and services continues to increase, with consumers and businesses having the opportunity to select from a growing variety of traditional and nontraditional alternatives, such as Private Credit/Direct lenders. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the Internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchain, as well as advances in automation, AI and robotics, could significantly affect the competition for financial services. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our customers' needs by using technology. Customer loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. We continue to face increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other firms competing in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and/or pay higher wages for new employees, which may result in lower net interest margins and reduced profitability.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

We have dealer-centric automotive finance businesses, and a change in the key role of dealers within the automotive industry or our ability to maintain or build relationships with them could have an adverse effect on our business, results of operations, financial condition, or prospects.

Our automotive finance business depends on the continuation of the key role of dealers within the automotive industry, the maintenance of our existing relationships with dealers, and our creation of new relationships with dealers. A number of trends are affecting the automotive industry and the role of dealers within it. These include challenges to the dealer's role as intermediary between manufacturers and purchasers, shifting financial and other pressures exerted by manufacturers on dealers, the rise of vehicle sharing and ride hailing, the development of autonomous and alternative-energy vehicles, the impact of demographic shifts on attitudes and behaviors toward vehicle ownership and use, changing expectations around the vehicle buying experience, adjustments in the geographic distribution of new and used vehicle sales, and advancements in communications technology. While it is not currently clear how and how quickly these trends may develop, any one or more of them could adversely affect the key role of dealers and their business models, profitability, and viability, and if this were to occur, our dealer-centric automotive finance businesses could suffer as well.

Our share of commercial wholesale financing remains at risk of decreasing in the future as a result of intense competition and other factors. If we are not able to maintain existing relationships with significant automotive dealers or if we are not able to develop new relationships for any reason—including if we are not able to provide services on a timely basis, offer products and services that meet the needs of the dealers, compete successfully with the products and services of our competitors, or effectively counter the influence that captive automotive finance companies have in the marketplace or the exclusivity privileges that some competitors have with automotive manufacturers—our wholesale funding volumes, and the number of dealers with whom we have funding relationships, could decline in the future. If this were to occur, our business, results of operations, financial condition, or prospects could be adversely affected.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Certain of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or implement them as quickly as our competitors do or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new systems may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws or may otherwise result in an increase, potentially a material increase, in our expenses. Failure to successfully keep pace with technological change affecting the financial services industry and/or failure to avoid interruptions, errors and delays could cause us to lose customers or have a material adverse effect on our business, financial condition or results of operations.

We expect that new technologies and business processes applicable to the consumer credit industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

Legal, Regulatory and Compliance Risks

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors other than insured depositors. FHI is subject to regulation and supervision by the Federal Reserve and the Bank is subject to regulation and supervision by the FDIC, the CFPB and the Hawaii DFI. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the fees we can charge for certain products or transactions, the amount of reserves we must hold against deposits we take, the types of deposits we may accept, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. In some cases, governmental authorities have required criminal pleas or other extraordinary terms, including admissions of wrongdoing and the imposition of monitors, as part of settlements. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, in some cases, even if such noncompliance was inadvertent, could result in sanctions by regulatory agencies, civil money penalties, related litigation by private plaintiffs, or damage to our reputation, all of which could have a material adverse effect our business, financial condition or results of operations.

We expect that our business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including changes in state and federal political bodies and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the financial services industry). We are unable to predict the form or nature of any future changes to the laws, rules, regulations, or supervisory guidance and policies, including the interpretation or implementation thereof. In addition, we face significant regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, changes in key personnel at the agencies that regulate the Company, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. New regulations and modifications to existing regulations and supervisory expectations have increased, and may in the future increase, our costs over time, result in decreased revenues and net income, reduce our ability to compete effectively (particularly with non-bank financial institutions that may not be subject to the same laws and regulations), make it less attractive for us to continue providing certain products and services, or require changes to our existing regulatory compliance and risk management structure. Any future changes in federal and state law and regulations, as well as the interpretations and implementations, or modifications or repeals, of such laws and regulations, could affect us in substantial and unpredictable ways. Changes in regulators and political bodies in the U.S. have added additional uncertainty with respect to new laws or regulations or changes in the interpretations or enforcement of existing laws or regulations, including potential deregulation in some areas. In addition, litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We are required to act as a source of financial and managerial strength for our bank in times of stress.

Under federal law, we are required to act as a source of financial and managerial strength to our bank, and to commit resources to support our bank if necessary. We may be required to commit additional resources to our bank at times when we may not be in a financial position to provide such resources or when it may not be in our, or our stockholders' or our creditors' best interests to do so. Providing such support is more likely during times of financial stress for us and our bank, which may make any capital we are required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans we make to our bank are subordinate in right of payment to depositors and to certain other indebtedness of our bank. In the event of our bankruptcy, any commitment by us to a federal banking regulator to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

We are subject to capital adequacy requirements and may be subject to more stringent capital requirements.

We are subject to regulatory requirements relating to capital, which are subject to change from time to time. If we fail to meet applicable requirements, we may be restricted in the types of activities we may conduct, and we may be prohibited from taking certain capital actions, such as paying dividends and repurchasing capital securities. See "Item 1. Business — Supervision and Regulation — Regulatory Capital Requirements" for more information.

While we expect to continue to meet the requirements of the Capital Rules, we may fail to do so. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends and share repurchases. Higher capital levels could also lower our return on equity.

We may not pay dividends on our common stock in the future.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In addition, we are a bank holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

Further, if we are unable to satisfy the capital requirements applicable to us for any reason, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock. See "Liquidity Risks – Our liquidity is dependent on dividends from First Hawaiian Bank" for additional information on our reliance on dividends paid to us by the Bank.

Rulemaking changes implemented by the CFPB have in the past resulted and may in the future result in higher regulatory and compliance costs that may adversely affect our results of operations.

The CFPB is a federal agency responsible for implementing, examining and enforcing compliance with federal consumer financial protection laws. The CFPB also has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets, their service providers and certain non-depository entities such as debt collectors and consumer reporting agencies. Consumer protection laws and regulation, and the examination, supervision and enforcement of those laws and regulations, by the CFPB have created a complex environment for consumer finance regulation. See "Item 1. Business — Supervision and Regulation — Consumer Financial Protection." The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. We may also be required to add additional compliance personnel or incur other significant compliance-related expenses. Our business, results of operations or competitive position may be adversely affected as a result.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of civil government attorneys on banks and the financial services industry generally, and in particular practices and requirements, including foreclosure practices, applicable consumer protection laws, classification of held for sale assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by OFAC. In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings, including by multiple federal and state regulators and other governmental authorities.

In the normal course of business, from time to time, we may be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our business activities. Certain of the legal actions have included, and may in the future include, claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In addition, while the arbitration provisions in certain of our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management's attention from the operation of our business. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could be material to our business, results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period, and could have a material adverse effect on our business, financial condition or results of operations.

Increases in FDIC insurance premiums may adversely affect our earnings.

Our bank's deposits are insured by the FDIC up to legal limits and, accordingly, our bank is subject to FDIC deposit insurance assessments. We generally cannot control the amount of premiums our bank will be required to pay for FDIC insurance. Beginning in the first quarterly assessment period of 2023, the FDIC increased the initial base deposit insurance assessment rate schedules by 2 basis points, and the FDIC may in the future further increase assessment rates to meet the FDIC's designated reserve ratio, which is currently maintained at 2% of insured deposits. Future increases of FDIC insurance premiums or special assessments could have a material adverse effect on our business, financial condition or results of operations. See "Item 1. Business — Supervision and Regulation — Deposit Insurance."

Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations could result in fines or sanctions against us.

The USA PATRIOT Act of 2001 and the Bank Secrecy Act require financial institutions to design and implement programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with FinCEN. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Federal and state bank regulators also have focused heavily on compliance with Bank Secrecy Act and anti-money laundering regulations in recent years. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches, significant reputational harm and increased exposure to civil litigation. In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations, and, in some cases, governmental authorities have required as part of settlements criminal pleas or other extraordinary terms, including admissions of wrongdoing and the impositions of monitors. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition or results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also proposed or enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. As new privacy-related laws and regulations, such as the California Consumer Privacy Act and any future laws and regulations which will be modeled after those laws, are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. This could result from, among other things, increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Differences in regulation can affect our ability to compete effectively.

The content and application of laws and regulations applicable to financial institutions vary according to the size of the institution, the jurisdictions in which the institution is organized and operates and other factors. Some of our competitors are not subject to the same extensive regulations we are, and, as a result, may be able to compete more effectively for business. In particular, the activity of private creditors and other financial technology companies ("fintechs") has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for, and in some cases received, bank or industrial loan charters. Other fintechs have partnered with existing banks to allow them to offer deposit products to their customers. Regulatory changes may also make it easier for fintechs to partner with banks and offer deposit products.

Recent regulatory changes have reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. There is also increased competition by out-of-market competitors through online and mobile channels.

In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in automation, could significantly affect competition for financial services. In July 2025, President Trump signed into law the GENIUS Act, which establishes a regulatory framework for "payment stablecoins" and their issuers. Consumers and businesses may view payment stablecoins as a substitute for traditional bank deposits, resulting in deposit withdrawals. Depending on consumer and business interest in payment stablecoins, and the characteristics and utility of payment stablecoins, the passage of the GENIUS Act requires the U.S. Treasury Department and federal and state regulators to issue regulations on numerous topics to interpret and implement the statute, so the effect of the GENIUS Act will depend on what those regulations provide.

Our profitability depends upon our continued ability to compete successfully in our market area.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third-party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators, as well as heightened supervisory expectations regarding our due diligence, ongoing monitoring and control over our third-party vendors and other ongoing third-party business relationships. In certain cases, we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental liability risk associated with our bank branches and any real estate collateral we acquire upon foreclosure.

During the ordinary course of business, we may foreclose on and take title to properties securing certain loans that we have originated or acquired. We also have an extensive branch network, owning separate branch locations throughout the areas we serve. For any real property that we may possess, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage and costs of complying with applicable environmental regulatory requirements. Failure to comply with such requirements can result in penalties. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use, sell or lease the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to litigation risk pertaining to our fiduciary responsibilities.

Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our customers and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition or results of operations.

Other Risks Affecting Our Business.

Severe weather, hurricanes, tsunamis, natural disasters, pandemics, acts of war or terrorism or other external events could significantly impact our business.

Severe weather, hurricanes, tsunamis, natural disasters, widespread disease or pandemics or other severe health emergencies, or concerns over the possibility of such an emergency, acts of war or terrorism or other adverse external events could have a significant impact on our business. Additionally, financial markets may be adversely affected by the current or anticipated impact of global wars or military conflicts, terrorism or other geopolitical events. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Furthermore, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. For example, extreme weather and natural disasters may lead to population dislocations, adversely affect the livelihood of our customers and/or borrowers or otherwise cause significant economic dislocation in the affected areas. Because Hawaii's economy is heavily dependent on the tourism industry, which is in turn heavily influenced by the affordability and desirability of air travel, any related safety concerns or limitations and the prevailing weather patterns in the region, we could be disproportionately affected relative to others in the case of external events such as acts of war or terrorism, severe weather, natural disasters or pandemics or other actual or perceived severe health emergencies, including travel restrictions as a result of actual or perceived health emergencies that impact markets on which we depend. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition or results of operations.

We own the building in Honolulu in which our principal office and headquarters are located. Given that we derive a portion of our income from leasing space in our principal office building and that a large concentration of our employees is located in our principal office building, depending on the intensity and longevity of the event, a catastrophic event impacting our Honolulu office building, including a terrorist attack, extreme weather event or other hostile or catastrophic event, could negatively affect our business and reputation and could have a material adverse effect on our business, financial condition or results of operations.

Climate-related physical and transition risks could have a material negative impact on us and our customers, and divergent and evolving laws and regulations and stakeholder expectations regarding climate-related matters may subject us to additional, different and potentially conflicting requirements and expectations and result in higher regulatory and compliance and other risks and costs.

Our business, as well as the operations and activities of our customers, could be negatively impacted by climate-related physical and transition risks. Climate-related risks present both immediate and long-term risks to us and our customers and these risks may increase over time. Climate-related risks present multi-faceted risks, including (i) operational risk from the physical effects of climate events on our facilities and other assets as well as those of our customers; (ii) credit risk from borrowers with significant exposure to climate-related risks; (iii) legal, regulatory and compliance risks arising from the policy, legal and regulatory changes associated with the transition to a less carbon-dependent economy; and (iv) risk of harm to our brand from stakeholder concerns about our practices related to climate-related risks, our carbon footprint and our decision to change or continue to maintain our business relationships with customers who operate in carbon-intensive industries, and from negative public opinion related to any of our actual or perceived actions or inaction in response to climate-related risks and our climate strategy.

For instance, we and our customers are exposed to physical risk as its effects may lead to more frequent and more extreme weather events, such as prolonged droughts or flooding, tornados, hurricanes, wildfires and extreme seasonal weather; and longer-term shifts, such as increasing average temperatures, ozone depletion and rising sea levels. As our primary markets are located on islands in the Pacific Ocean, they may be particularly susceptible to certain of these risks or other climate-related risks, including those relating to rising sea levels. Such events and long-term shifts may result in destruction or impairment of properties, disruptions to business operations, or reduced availability or increased price of insurance and may have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks. Furthermore, we would be exposed to a great deal of uncertainty when recovering from such events, including the time it will take to rebuild physically and economically and the amounts of insurance coverage or government assistance available to our affected customers.

The Company may also become subject to new and/or more stringent climate-related legal and regulatory requirements, which could materially affect the Company's results of operations by requiring the Company to take costly measures to comply with any such laws or regulations. Ongoing legislative or regulatory uncertainties and changes regarding, climate risk management and practices may also subject us to different and potentially conflicting requirements in the various jurisdictions in which we operate. New regulations or guidance, or the attitudes of regulators, shareholders and employees regarding climate-related matters, may affect the activities in which the Company engages and the products that the Company offers. Climate-related risks are continuing to evolve rapidly, making it difficult to assess the effects of such risks on the Company, and the Company expects that climate-related risks will continue to evolve and may increase over time. If our actual or perceived action or inaction in response to these climate change-related risks are, or are perceived to be, ineffective or insufficient, or if we participate in, or decide not to participate in, certain industries or activities perceived to be associated with causing or exacerbating climate-related risks, we could be subject to enforcement and other supervisory or government actions, reputational damage, a loss of customer or investor confidence, difficulty retaining or attracting talented employees, or other harm.

We may be subject to unexpected income tax liabilities in connection with the Reorganization Transactions. BWHI is required to pay us for any unexpected income tax liabilities that arise in connection with the Reorganization Transactions. However, in the event that BWHI does not satisfy its payment obligations, we could be subject to significantly higher federal and/or state and local income tax liabilities than currently anticipated.

BNPP, BWHI and we expect that no U.S. federal income taxes will be imposed on us in connection with the Reorganization Transactions. However, we paid state and local income taxes of approximately $95.4 million in June 2016 (which was partially offset by a federal tax reduction of approximately $33.4 million received through the intercompany settlement of estimated taxes in April 2017) in connection with the Reorganization Transactions (the "Expected Taxes"). BNPP, BWHI and we reported a total tax liability in connection with the Reorganization Transactions of $92.1 million (the "Return Taxes") in the tax returns of various state and local jurisdictions. Pursuant to the Tax Sharing Agreement, we reimbursed BWHI approximately $2.1 million due to the Return Taxes being lower than the Expected Taxes. Such amount was recorded as an adjustment to additional paid-in capital. We could be subject to higher income tax liabilities in the event that the Internal Revenue Service (the "IRS") or state and local tax authorities successfully assert that our income tax liabilities in respect of the Reorganization Transactions are higher than the Return Taxes. Under the terms of the Tax Sharing Agreement, BWHI is required to pay us for any such additional taxes on an "after-tax basis" (which means an amount determined by reducing the payment amount by any tax benefits derived by the Company and increasing the payment amount by any tax costs, including additional taxes, incurred by the Company as a result of such additional taxes and/or payments). See "Certain Related Party Transactions" in the Company's Proxy Statement, which is incorporated herein by reference. If, however, our income tax liabilities with respect to the Reorganization Transactions are higher than the Return Taxes and BWHI fails to satisfy its payment obligations under the Tax Sharing Agreement, we could be liable for significantly higher federal and/or state income tax liabilities. We have not sought and will not seek any rulings from the IRS or state and local tax authorities regarding our expected tax treatment of the Reorganization Transactions.

In addition, under the U.S. Internal Revenue Code of 1986, as amended (the "Code") and related rules and regulations, each entity that was a member of the BancWest combined tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Reorganization Transactions is jointly and severally liable for the U.S. federal income tax liability of the entire combined tax reporting group for such taxable period. Although the Tax Sharing Agreement allocates the responsibility for prior period taxes of the combined tax reporting group in accordance with the existing tax allocation agreements, if BWHI were unable to pay any such prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state or local tax law may establish similar liability for other matters, including laws governing tax qualified pension plans, as well as other contingent liabilities.

Risks Related to Our Common Stock

Our stock price may be volatile, and you could lose part or all of your investment as a result.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price may fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in our results of operations;

- Recommendations or research reports about us or the financial services industry in general published by securities analysts;

- The failure of securities analysts to cover, or continue to cover, us;

- Operating and stock price performance of other companies that investors deem comparable to us;

- News reports relating to trends, concerns and other issues in the financial services industry;

- Future sales of our common stock;

- Departure of our management team or other key personnel;

- New technology used, or services offered, by competitors;

- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

- Changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations;

- Litigation and governmental investigations; and

- Geopolitical conditions such as acts or threats of terrorism or military conflicts and government shutdowns.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to litigation that, even if our defense is successful, could distract our management and be costly to defend. General market fluctuations, industry factors and general economic and political conditions and events — such as economic slowdowns or recessions, interest rate changes or credit loss trends — could also cause our stock price to decrease regardless of operating results.

Future sales and issuances of our common stock, including sales as part of our equity-based compensation plans, could result in dilution of the percentage ownership of our stockholders and could lower our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. As of February 13, 2026, we had a total of 122,689,256 shares of common stock outstanding.

We also issue shares of common stock as part of our employee and non-employee director compensation programs. We currently maintain the First Hawaiian, Inc. 2025 Omnibus Incentive Compensation Plan, the Amended & Restated 2016 Non-Employee Director Plan and the Employee Stock Purchase Plan, pursuant to which plans we may issue our common stock. In addition, we maintain the First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan (the "2016 Plan" and, together with the other plans listed in the preceding sentence, the "Equity Compensation Plans"). Though we may not make further equity awards under the 2016 Plan, we have unvested equity awards that remain outstanding under such plan. Collectively, we have 5,294,029 shares of common stock available for future grants that could be issued pursuant to the Equity Compensation Plans as of December 31, 2025, and we issued 286,912, 277,713, and 255,434 shares of common stock, net of shares withheld to satisfy tax obligations, under the Equity Compensation Plans during the years ended December 31, 2025, 2024 and 2023, respectively. We may increase the number of shares available for issuance pursuant to equity compensation plans from time to time, subject to stockholder approval.

We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Certain banking laws and certain provisions of our certificate of incorporation may have an anti-takeover effect.

Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third-party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock, generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.

There also are provisions in our second amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and fourth amended and restated bylaws, which we refer to as our bylaws, such as limitations on the ability to call a special meeting of our stockholders and restrictions on stockholders' ability to act by written consent, that may be used to delay or block a takeover attempt. In addition, our board of directors is authorized under our certificate of incorporation to issue shares of our preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without stockholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn could have a material adverse effect on the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company recognizes the critical importance of developing, implementing and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Managing Material Risks and Integrated Overall Risk Management

The Company has implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is designed to align with industry standards and best practices, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. We use various tools and methodologies to manage cybersecurity risk that are tested on a regular cadence. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, third-party conducted penetration tests and network monitoring. We also provide security awareness training for employees and contractors, maintain a cybersecurity insurance policy and invest in new security capabilities designed to address emerging threats.

In addition, the Company has a set of enterprise-wide policies and procedures concerning cybersecurity matters, which include an information security policy and program reviewed and approved by senior management and the Board of Directors. Additionally, technical policies and procedures related to incident response and use of Bank systems and devices are in place, as well as policies for critical security operational functions related to encryption, endpoint protection, vulnerability management, remote access, multifactor authentication, handling confidential information, use of internet, social media, email, artificial intelligence (AI), and wireless devices. Policies are subject to an internal review process and are approved by senior management.

The Company has strategically integrated cybersecurity risk management into our enterprise-wide risk management framework in alignment with the three lines of defense model to promote an enterprise-wide culture of cybersecurity risk management. This integration aims to provide that cybersecurity considerations are an integral part of our decision-making processes at every level. Our risk management team works closely with our enterprise technology and cybersecurity management teams to evaluate and address cybersecurity risks in alignment with our business objectives, regulatory requirements and operational needs.

Engaging Third Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, the Company engages with a range of external experts, including cybersecurity service providers, assessors, advisors and consultants, in evaluating and testing our cybersecurity program. These partnerships enable us to leverage specialized knowledge and insights to ensure our cybersecurity strategies and processes are aligned to industry best practices. Our collaboration with these third parties includes threat assessments and consultation on security improvements, program maturity and regulatory compliance. Additionally, we conduct annual penetration tests on our internal and cloud managed environments and retain an external consultant to periodically evaluate the overall maturity of our program.

Overseeing Third-Party Risk

The Company has processes in place to oversee and manage risks associated with third-party service providers, including risks related to data breaches or other security incidents. This includes conducting security due diligence reviews of critical third-party providers, subjecting third parties to periodic risk assessments and requiring third parties to sign standard contractual provisions before receiving sensitive information from the Company.

Risks from Cybersecurity Threats

Like all financial institutions, we, as well as our third-party service providers, are the target of various evolving and adaptive security threats, including malware, ransomware, phishing, credential validation and distributed denial-of-service attacks. Cyber-attacks have also focused on targeting online applications and services, such as online banking, as well as cloud-based and other products and services provided by third parties. Operational failures and breaches of security from such attempts could lead to the loss or disclosure of confidential information or personal data belonging to the Company or our employees and customers. These failures and breaches could result in business interruption or malfunction and lead to legal or regulatory actions that could result in a material adverse impact on the Company's operations, reputation and financial results.

See "Item 1A. Risk Factors" in this Form 10-K for further information about information and cybersecurity risk.

Governance

The Company's Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats and the significance of these threats to our operational integrity and stakeholder confidence. Accordingly, the Board of Directors has established oversight mechanisms to ensure effective governance in managing these risks.

Board of Directors Oversight

As part of its responsibility to oversee the management, business, and strategy of the Company, the Board of Directors, through its Risk Committee, reviews and approves the Company's risk management framework, including reviewing the overall risk appetite, risk management strategy and policies and practices established by management to identify and manage the risks we face. In addition, other Board committees are responsible for overseeing certain risks under their respective charters.

The Board's Risk Committee is central to the Board's oversight of cybersecurity risks and bears the primary oversight responsibility for this domain. The Risk Committee is composed of Board members with diverse expertise, including audit and finance and technology experience, equipping them to oversee cybersecurity risks effectively. The Risk Committee actively participates in strategic decisions related to cybersecurity, offering review and guidance on, among other things, program design, the Company's cybersecurity risk profile and the effectiveness of its risk management strategies.

The Board Risk Committee reviews and receives regular briefings from the Chief Risk Officer, Chief Administrative Officer (CAO), Senior Vice President – Enterprise Information Security, Senior Vice President – Technology Risk, and Chief Executive Officer on information security and technology risks, including discussions of the Company's information security and cybersecurity risk management programs. The Board also receives regular reports on cybersecurity risks, third-party programs, vulnerabilities, business continuity readiness, incidents, staff security awareness training and overall progress to improve the Company's cybersecurity risk profile.

Management's Role in Managing Risk

Senior management is responsible for creating and recommending for approval to the Board of Directors risk appetite metrics related to cybersecurity, reflecting the aggregate levels and types of risk the Company is willing to accept in connection with the operation of our business and pursuit of our business objectives.

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our Chief Risk Officer and her oversight team. They include the Senior Vice President – Enterprise Information Security, who has more than 30 years of experience at the Company and has held various information technology and information security risk management roles, including serving as a bank information security officer, and holds a security certification through the Global Information Assurance Certification (GIAC). Also part of the oversight team is the Senior Vice President – Technology Risk, who has 23 years of executive leadership experience in global technology, cybersecurity, regulatory compliance, and operational resilience, including oversight of Technology Risk frameworks aligned with COBIT, COSO, NIST, PCI-DSS, and FFIEC standards, supported by advanced education and professional development and certifications in governance, risk, compliance, cybersecurity and anti-money laundering, reflecting deep experience managing complex risk environments within highly regulated institutions.

The Chief Information Security Officer (CISO) in conjunction with the CAO, Chief Technology Officer (CTO), and Chief Information Officer (CIO) are responsible for developing and implementing the Company's cybersecurity, information security, and third-party programs, ensuring compliance with policies, remediating known risks, overseeing incident detection and response and leading the employee cybersecurity awareness training program. The Senior Vice President – Enterprise Information Security and Senior Vice President – Technology Risk provide regular updates to senior management and the Board's Risk Committee regarding the effectiveness of security controls and the state of the Company's cybersecurity, third-party and business continuity programs and risk level.

The Bank maintains a three lines of defense structure, with the Enterprise Technology Management and Cybersecurity Division as the primary security control owner, the Chief Risk Officer's oversight team (Enterprise Information Security and Technology Risk) providing review, assessment and challenge of risk management policies and processes, and an Internal Audit team providing independent review of the first and second lines of defense. The CTO, CISO and CIO facilitate communication across business lines to support effective and consistent information security risk identification and control infrastructure, maintaining an ongoing dialogue regarding emerging or potential cybersecurity risks, receiving updates on significant developments in the cybersecurity domain and ensuring that the Board's oversight is proactive and responsive.

Through various management committees (such as the Risk Committee and the Technology Committee), the CISO, Senior Vice President – Enterprise Information Security, and Senior Vice President – Technology Risk regularly inform the Chief Executive Officer, the Chief Risk Officer, the CAO, the Chief Compliance Officer, and the Chief Audit Officer of all concerns related to cybersecurity risks and incidents, including the status of projects to strengthen our information security systems, assessments of the information security program and the emerging threat landscape. This aims to ensure that senior management is kept up to date on the cybersecurity posture and potential risks facing the Company. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to the Company's Board of Directors, ensuring that they have comprehensive information and can provide oversight with respect to critical cybersecurity issues.

Monitoring Cybersecurity Incidents

In addition to the monitoring and reporting described above, the Company maintains an Enterprise Information Security Response Program, which includes regular monitoring of information systems through deployment of security controls designed to detect and identify threats and sets forth immediate actions to mitigate the impact of cybersecurity incidents. The Company maintains a vulnerability management program to identify and remediate critical security vulnerabilities. An after-incident report is done to review critical events so as to inform long-term strategies for remediation and prevention of future incidents.

ITEM 2.   PROPERTIES

Our corporate headquarters and main branch are located at 999 Bishop Street, Honolulu, Hawaii 96813. Inclusive of our main branch, we operated 49 branch offices located on the islands of Oahu, Maui, Hawaii, Kauai, Guam and Saipan as of December 31, 2025. We lease 29 of our branch offices and own the remainder of our offices, including our corporate headquarters and main branch which is located in the First Hawaiian Center. We believe our current facilities are adequate to meet our needs; however, we have closed and may close branches in certain circumstances.

ITEM 3.   LEGAL PROCEEDINGS

We operate in a highly regulated environment. From time to time, we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows, or capital levels. For additional information, see the discussion related to contingencies in "Note 17. Commitments and Contingent Liabilities" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

FHI's common stock is listed on the NASDAQ under the symbol "FHB" and is quoted daily in leading financial publications.

As of February 13, 2026, there were 19 common registered shareholders of record. A registered shareholder of record is a shareholder whose share ownership in a company is recorded directly on the records of the company's stock transfer agent. If one owns company shares through a bank, broker or other intermediary, then that shareholder is considered a "beneficial" shareholder. These holdings are considered to be held in "street name" through a bank, broker, or other intermediary and in the aggregate, are registered as a single shareholder of record.

Purchases of Equity Securities by the Issuer

The following table provides certain information with respect to our purchases of shares of the Company's common stock during the three months ended December 31, 2025:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
October 1, 2025 through October 31, 2025	-	$ -	-	$ 25,959,135
November 1, 2025 through November 30, 2025	507,719	24.55	506,000	13,534,428
December 1, 2025 through December 31, 2025	534,167	25.34	534,074	-
Total	1,041,886	$ 24.96	1,040,074	

[1] Includes 1,812 shares acquired from employees to satisfy income tax withholding requirements in connection with vested share awards during the three months ended December 31, 2025.

[2] On December 31, 2025, the stock repurchase program for 2025 expired with nil remaining of the $100 million repurchase amount authorized. On January 28, 2026, the Company announced a stock repurchase program for up to $250 million of its outstanding common stock. Repurchases of shares of the Company's common stock under the stock repurchase program may be conducted through open-market purchases, which may include purchases under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1, or through privately negotiated transactions. The timing and exact amount of share repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions. The repurchase program may be suspended, terminated or modified at any time for any reason.

Information relating to compensation plans under which our equity securities are authorized for issuance is presented in Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Performance Graph

The following graph displays the cumulative total stockholder return on our common stock based on the market price of the common stock compared to the cumulative total returns for the Standard & Poor's ("S&P") 500 Index and the KBW Regional Banking Index ("KRX"). The graph assumes that $100 was invested at the closing price on December 31, 2020, in our common stock, the S&P 500 Index and the KRX. The cumulative total return on each investment is as of December 31 of each subsequent five years and assumes reinvestment of dividends.



	2020	**2021**	**2022**	**2023**	**2024**	**2025**
First Hawaiian, Inc. Common Stock	$ 100	$ 120	$ 119	$ 110	$ 131	$ 133
S&P 500 Index	100	129	105	133	166	196
KBW Regional Banking Index.	100	137	93	100	113	107

The stock performance depicted in the graph above should not be relied upon as indicative of future performance.

ITEM 6.   RESERVED

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the documents incorporated by reference herein, contains, and from time to time our management may make, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including the following: the geographic concentration of our business; current and future market and economic conditions generally or in Hawaii, Guam and Saipan in particular, including inflationary pressures and interest rate environment; our dependence on the real estate markets in which we operate; concentrated exposures to certain asset classes and individual obligors; the effect of changes in interest rates on our business, including our net interest income, net interest margin, the fair value of our investment securities, and our mortgage loan originations, mortgage servicing rights and mortgage loans held for sale; the future value of the investment securities that we own; the possibility of a deterioration in credit quality in our portfolio; the possibility we might underestimate the credit losses inherent in our loan and lease portfolio; our ability to attract and retain customer deposits; our inability to receive dividends from our Bank, pay dividends to our common stockholders and satisfy obligations as they become due; our access to sources of liquidity and capital to address our liquidity needs; our ability to attract and retain skilled employees or changes in our management personnel; our ability to maintain our Bank's reputation; the failure to properly use and protect our customer and employee information and data; the possibility of employee misconduct or mistakes; the actual or perceived soundness of other financial institutions; the effectiveness of our risk management and internal disclosure controls and procedures; our ability to keep pace with technological changes; any failure or interruption of our information and communications systems; our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business; our ability to identify and address cybersecurity risks; the occurrence of fraudulent activity or effect of a material breach of, or disruption to, the security of any of our or our vendors' systems; the development and use of AI; our ability to successfully develop and commercialize new or enhanced products and services; changes in the demand for our products and services; risks associated with the sale of loans and with our use of appraisals in valuing and monitoring loans; the possibility that actual results may differ from estimates and forecasts; fluctuations in the fair value of our assets and liabilities and off-balance sheet exposures; the effects of the failure of any component of our business infrastructure provided by a third-party; the potential for environmental liability; the risk of being subject to litigation and the outcome thereof; the impact of, and changes in, applicable laws, regulations and accounting standards and policies; possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations; the effects of severe weather, geopolitical instability, including war, terrorist attacks, pandemics or other severe health emergencies and natural disasters and other external events; the potential impact of climate change; our ability to maintain consistent growth, earnings and profitability; our likelihood of success in, and the impact of, litigation or regulatory actions; our ability to continue to pay dividends on our common stock; contingent liabilities and unexpected tax liabilities that may be applicable to us as a result of the Reorganization Transactions; and damage to our reputation from any of the factors described above.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth under "Item 1A. Risk Factors" in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Company Overview

FHI, a bank holding company, owns 100% of the outstanding common stock of FHB. FHB was founded in 1858 under the name Bishop & Company and was the first successful banking partnership in the Kingdom of Hawaii and the second oldest bank formed west of the Mississippi River.

As of December 31, 2025, we were the largest full-service bank headquartered in Hawaii as measured by loans and leases and net income. As of December 31, 2025, we had $14.3 billion of gross loans and leases. We also generated $276.3 million of net income or diluted earnings per share of $2.20 for the year ended December 31, 2025. We operate our business through two operating segments: Retail Banking and Commercial Banking. All other activities, including Treasury, are reported in Corporate/Other. See "Note 22. Reportable Operating Segments" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information.

Hawaii Economy

Hawaii's economy as a whole experienced mixed economic conditions during the year ended December 31, 2025. Although the economy remains resilient and maintains a lower unemployment rate than the country as a whole, the State continues to endure high consumer prices and housing affordability challenges, which are expected to continue with the gradual pass-through of tariffs, as well as a steady out-migration of its population. According to the State of Hawaii Department of Business, Economic Development and Tourism, the statewide seasonally adjusted unemployment rate was 2.2% at December 31, 2025, lower than the national seasonally adjusted unemployment rate of 4.4%.

Domestic visitor arrivals for the state remain stable, with the average daily domestic passenger counts for the year ended December 31, 2025 being relatively similar to the average daily domestic passenger counts during the year ended December 31, 2024, according to the Hawaii Tourism Authority. More generally, Hawaii's economy depends significantly on conditions of the U.S. economy and key international economies, particularly Japan. International visitor arrivals have not yet recovered to pre-pandemic arrival levels.

The local Oahu housing market continues to experience some softening as compared to previous years primarily due to increased interest rates. According to the Honolulu Board of Realtors, the volume of single-family home sales increased by 3.5%, while condominium sales decreased by 1.1%, in each case when comparing the year ended December 31, 2025 with the same period in 2024. The median price of a single-family home sold on Oahu in 2025 was $1,139,000, an increase of 3.5% compared to 2024. The median price of a condominium sold on Oahu in 2025 was $507,000, a decrease of 1.5% compared to 2024. As of December 31, 2025, months of inventory of single-family homes and condominiums on Oahu were approximately 2.6 and 5.9 months, respectively, as compared to 2.9 and 5.2 months, respectively, as of December 31, 2024.

Selected Financial Data:

Our financial highlights for the years indicated are presented in Table 1:

Financial Highlights   Table 1

	For the Year Ended December 31,		
(dollars in thousands, except per share data)	2025	2024	2023
Income Statement Data:			
Interest income	$ 951,303	$ 980,044	$ 923,579
Interest expense.	287,561	357,306	287,452
Net interest income	663,742	622,738	636,127
Provision for credit losses	27,200	14,750	26,630
Net interest income after provision for credit losses	636,542	607,988	609,497
Noninterest income.	217,046	185,803	200,815
Noninterest expense	499,345	501,189	501,138
Income before provision for income taxes	354,243	292,602	309,174
Provision for income taxes	77,977	62,473	74,191
Net income	$ 276,266	$ 230,129	$ 234,983
Basic earnings per share	$ 2.21	$ 1.80	$ 1.84
Diluted earnings per share.	$ 2.20	$ 1.79	$ 1.84
Basic weighted-average outstanding shares	124,793,785	127,702,573	127,567,547
Diluted weighted-average outstanding shares.	125,509,146	128,325,865	127,915,873
Dividends declared per share	$ 1.04	$ 1.04	$ 1.04
Dividend payout ratio	47.27 %	58.10 %	56.52 %
Performance Ratios:			
Net interest margin	3.15 %	2.95 %	2.92 %
Efficiency ratio	56.43 %	61.57 %	59.48 %
Return on average total assets	1.16 %	0.96 %	0.95 %
Return on average tangible assets (non-GAAP)[1].	1.21 %	1.00 %	0.99 %
Return on average total stockholders' equity	10.26 %	9.00 %	10.01 %
Return on average tangible stockholders' equity (non-GAAP)[1]	16.27 %	14.74 %	17.39 %
Noninterest expense to average assets	2.09 %	2.09 %	2.04 %

	December 31,	
(dollars in thousands, except per share data)	2025	2024
Balance Sheet Data:		
Cash and cash equivalents	$ 1,477,752	$ 1,170,190
Investment securities available-for-sale	2,076,233	1,926,516
Investment securities held-to-maturity	3,533,082	3,790,650
Loans and leases	14,312,529	14,408,258
Allowance for credit losses for loans and leases	168,468	160,393
Goodwill	995,492	995,492
Total assets	23,955,252	23,828,186
Total deposits	20,515,668	20,322,216
Short-term borrowings	—	250,000
Total liabilities	21,185,887	21,210,700
Total stockholders' equity.	2,769,365	2,617,486
Book value per share	$ 22.57	$ 20.70
Tangible book value per share (non-GAAP)[1]	$ 14.46	$ 12.83

Asset Quality Ratios:		
Non-accrual loans and leases / total loans and leases.	0.29 %	0.14 %
Allowance for credit losses for loans and leases / total loans and leases	1.18 %	1.11 %
Net charge-offs / average total loans and leases	0.11 %	0.10 %

Capital Ratios:	December 31,	
	2025	2024
Common Equity Tier 1 Capital Ratio	**13.17 %**	12.80 %
Tier 1 Capital Ratio	**13.17 %**	12.80 %
Total Capital Ratio	**14.42 %**	13.99 %
Tier 1 Leverage Ratio	**9.27 %**	9.14 %
Total stockholders' equity to total assets	**11.56 %**	10.98 %
Tangible stockholders' equity to tangible assets (non-GAAP)[1]	**7.73 %**	7.10 %

[1] Return on average tangible assets, return on average tangible stockholders' equity, tangible book value per share and tangible stockholders' equity to tangible assets are non-GAAP financial measures. We compute our return on average tangible assets as the ratio of net income to average tangible assets. We compute our return on average tangible stockholders' equity as the ratio of net income to average tangible stockholders' equity. We compute our tangible book value per share as the ratio of tangible stockholders' equity to outstanding shares. We compute our tangible stockholders' equity to tangible assets as the ratio of tangible stockholders' equity to tangible assets. We believe that these financial measures are useful for investors, regulators, management and others to evaluate financial performance and capital adequacy relative to other financial institutions. Although these non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

The following table provides a reconciliation of these non-GAAP financial measures with their most closely related GAAP measures for the years indicated:

GAAP to Non-GAAP Reconciliation   **Table 2**

(dollars in thousands)	For the Year Ended December 31,		
	2025	**2024**	**2023**
Income Statement Data:			
Net income	$ **276,266**	$ 230,129	$ 234,983
Average total stockholders' equity	$ **2,693,446**	$ 2,557,215	$ 2,346,713
Less: average goodwill	**995,492**	995,492	995,492
Average tangible stockholders' equity	$ **1,697,954**	$ 1,561,723	$ 1,351,221
Average total assets	$ **23,917,443**	$ 23,996,723	$ 24,625,445
Less: average goodwill	**995,492**	995,492	995,492
Average tangible assets	$ **22,921,951**	$ 23,001,231	$ 23,629,953
Return on average total stockholders' equity	**10.26 %**	9.00 %	10.01 %
Return on average tangible stockholders' equity (non-GAAP)	**16.27 %**	14.74 %	17.39 %
Return on average total assets	**1.16 %**	0.96 %	0.95 %
Return on average tangible assets (non-GAAP)	**1.21 %**	1.00 %	0.99 %

(dollars in thousands, except per share data)	December 31,	
	2025	**2024**
Balance Sheet Data:		
Total stockholders' equity	$ **2,769,365**	$ 2,617,486
Less: goodwill	**995,492**	995,492
Tangible stockholders' equity	$ **1,773,873**	$ 1,621,994
Total assets	$ **23,955,252**	$ 23,828,186
Less: goodwill	**995,492**	995,492
Tangible assets	$ **22,959,760**	$ 22,832,694
Shares outstanding	**122,689,256**	126,422,898
Total stockholders' equity to total assets	**11.56 %**	10.98 %
Tangible stockholders' equity to tangible assets (non-GAAP)	**7.73 %**	7.10 %
Book value per share	$ **22.57**	$ 20.70
Tangible book value per share (non-GAAP)	$ **14.46**	$ 12.83

Financial Highlights

Net income was $276.3 million for the year ended December 31, 2025, an increase of $46.1 million or 20% as compared to 2024. Basic earnings per share was $2.21 for the year ended December 31, 2025, an increase of $0.41 or 23% as compared to 2024. Diluted earnings per share was $2.20 for the year ended December 31, 2025, an increase of $0.41 or 23% as compared to 2024. The increase in net income was primarily due to a $41.0 million increase in net interest income, a $31.2 million increase in noninterest income and a $1.8 million decrease in noninterest expense. This was partially offset by a $15.5 million increase in the provision for income taxes and a $12.5 million increase in the provision for credit losses (the "Provision").

Net income was $230.1 million for the year ended December 31, 2024, a decrease of $4.9 million or 2% as compared to 2023. Basic earnings per share was $1.80 for the year ended December 31, 2024, a decrease of $0.04 or 2% as compared to 2023. Diluted earnings per share was $1.79 for the year ended December 31, 2024, a decrease of $0.05 or 3% as compared to 2023.The decrease in net income was primarily due to a $15.0 million decrease in noninterest income and a $13.4 million decrease in net interest income. This was partially offset by an $11.9 million decrease in the Provision and an $11.7 million decrease in the provision for income taxes.

Our return on average total assets was 1.16% for the year ended December 31, 2025, an increase of 20 basis points as compared to 2024, and our return on average total stockholders' equity was 10.26% for the year ended December 31, 2025, an increase of 126 basis points as compared to 2024. Our return on average tangible assets was 1.21% for the year ended December 31, 2025, an increase of 21 basis points as compared to 2024, and our return on average tangible stockholders' equity was 16.27% for the year ended December 31, 2025, an increase of 153 basis points as compared to 2024, due to higher net income, offset by an increase in average tangible stockholders' equity. Our efficiency ratio was 56.43% for the year ended December 31, 2025 as compared to 61.57% in 2024. Return on average tangible assets and return on average tangible stockholders' equity are non-GAAP financial measures. For a reconciliation to the most directly comparable GAAP financial measures for return on average tangible assets and return on average tangible stockholders' equity, see Table 2, GAAP to Non-GAAP Reconciliation.

Our return on average total assets was 0.96% for the year ended December 31, 2024, an increase of one basis point as compared to 2023, and our return on average total stockholders' equity was 9.00% for the year ended December 31, 2024, a decrease of 101 basis points as compared to 2023. Our return on average tangible assets was 1.00% for the year ended December 31, 2024, an increase of one basis point as compared to 2023, and our return on average tangible stockholders' equity was 14.74% for the year ended December 31, 2024, a decrease of 265 basis points as compared to 2023, due to an increase in average tangible stockholders' equity, which resulted in part from a decrease in net unrealized losses in our investment securities portfolio, and lower net income. Our efficiency ratio was 61.57% for the year ended December 31, 2024 as compared to 59.48% in 2023. Return on average tangible assets and return on average tangible stockholders' equity are non-GAAP financial measures. For a reconciliation to the most directly comparable GAAP financial measures for return on average tangible assets and return on average tangible stockholders' equity, see Table 2, GAAP to Non-GAAP Reconciliation.

Our results for the December 31, 2025 were highlighted by the following:

- Net interest income was $663.7 million for the year ended December 31, 2025, an increase of $41.0 million or 7% as compared to 2024. Our net interest margin was 3.15% for the year ended December 31, 2025, an increase of 20 basis points as compared to 2024. The increase in net interest income was primarily due to lower deposit funding costs, higher average balances on our interest-bearing deposits in other banks and lower borrowing costs, partially offset by lower rates on our earning assets driven by lower yields in our loan and lease portfolio, and lower average balances in our investment securities portfolio.

- The Provision was $27.2 million for the year ended December 31, 2025, an increase of $12.5 million or 84% as compared to 2024. The increase in the Provision was primarily due to increases in the provision for home equity lines, commercial and industrial loans, construction loans, commercial real estate loans and lease financing and the provision for unfunded construction, home equity line, commercial real estate and commercial and industrial commitments. This was partially offset by decreases in the provision for residential mortgage loans and consumer loans. The Provision is recorded to maintain the ACL and the reserve for unfunded commitments at levels deemed adequate to absorb lifetime expected credit losses in our loan and lease portfolio and unfunded loan and lease commitments as of the balance sheet date.

- Noninterest income was $217.0 million for the year ended December 31, 2025, an increase of $31.2 million or 17% as compared to 2024. The increase was primarily due to $26.2 million of net losses on the sale of investment securities in 2024, a $7.3 million increase in other service charges and fees and a $2.8 million increase in bank-owned life insurance ("BOLI") income, partially offset by a $2.6 million decrease in credit and debit card fees, a $1.6 million decrease in other noninterest income and a $1.4 million decrease in trust and investment services income.

- Noninterest expense was $499.3 million for the year ended December 31, 2025, a decrease of $1.8 million as compared to 2024. The decrease in noninterest expense was primarily due to an $8.6 million decrease in other noninterest expenses and a $7.0 million decrease in regulatory assessment and fees, partially offset by a $10.3 million increase in salaries and employee benefits expense, a $2.4 million increase in equipment expense and a $1.3 million increase in occupancy expense.

Our results for the December 31, 2024 were highlighted by the following:

- Net interest income was $622.7 million for the year ended December 31, 2024, a decrease of $13.4 million or 2% as compared to 2023. Our net interest margin was 2.95% for the year ended December 31, 2024, an increase of three basis points as compared to 2023. The decrease in net interest income was primarily due to higher deposit funding costs and lower average balances in our investment securities portfolio, partially offset by higher rates on our earning assets driven by higher yields in our loan and lease portfolio, higher average balances on our interest-bearing deposits in other banks and lower borrowing costs.

- The Provision was $14.8 million for the year ended December 31, 2024, a decrease of $11.9 million as compared to 2023. The decrease in the Provision was primarily due to decreases in the provision for construction loans, commercial real estate loans and home equity lines and the provision for unfunded commercial and industrial, construction, home equity line and commercial real estate commitments. This was partially offset by increases in the provision for consumer loans, commercial and industrial loans and residential mortgage loans. The Provision is recorded to maintain the ACL and the reserve for unfunded commitments at levels deemed adequate to absorb lifetime expected credit losses in our loan and lease portfolio and unfunded loan and lease commitments as of the balance sheet date.

- Noninterest income was $185.8 million for the year ended December 31, 2024, a decrease of $15.0 million or 7% as compared to 2023. The decrease was primarily due to a $26.2 million net loss on the sale of investment securities and a $1.0 million decrease in other noninterest income, partially offset by an $8.6 million increase in other services charges and fees, a $2.5 million increase in BOLI income and a $1.4 million increase in service charges on deposits accounts.

- Noninterest expense was $501.2 million for the year ended December 31, 2024, an increase of $0.1 million as compared to 2023. The increase in noninterest expense was primarily due to a $9.8 million increase in salaries and employee benefits expense, an $8.8 million increase in equipment expense and a $2.2 million increase in card rewards program expense. This was partially offset by a $13.0 million decrease in regulatory assessment and fees, a $5.5 million decrease in contracted services and professional fees, a $1.7 million decrease in other noninterest expense and a $0.6 million decrease in occupancy expense.

Balance sheet highlights consisted of the following:

- Total loans and leases were $14.3 billion as of December 31, 2025, a decrease of $95.7 million or 1% as compared to December 31, 2024. This decrease was primarily due to decreases in construction loans, commercial and industrial loans and residential real estate loans, partially offset by an increase in commercial real estate loans.

- The ACL was $168.5 million as of December 31, 2025, an increase of $8.1 million or 5% from December 31, 2024. The ratio of our ACL to total loans and leases outstanding was 1.18% as of December 31, 2025, an increase of seven basis points compared to December 31, 2024. The ACL was considered adequate based on our ongoing analysis of estimated expected credit losses, credit risk profiles, current economic outlook, coverage ratios and other relevant factors.

- Our investment portfolio is comprised of high-grade investment securities, primarily collateralized mortgage obligations issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") and mortgage-backed securities issued by Ginnie Mae, Freddie Mac, Fannie Mae, Municipal Housing Authorities and non-agency entities. The total carrying value of our investment securities portfolio was $5.6 billion as of December 31, 2025, a decrease of $107.9 million or 2% from December 31, 2024. The lower balances in investment securities were driven by payments and maturities during December 31, 2025, which were placed into cash.

- Total deposits were $20.5 billion as of December 31, 2025, an increase of $193.5 million or 1% from December 31, 2024. This increase was primarily due to a $287.5 million increase in savings deposit balances, a $262.0 million increase in money market deposit balances and a $71.8 million increase in time deposit balances, partially offset by a $427.9 million decrease in demand deposit balances.

- Total stockholders' equity was $2.8 billion as of December 31, 2025, an increase of $151.9 million or 6% from December 31, 2024. This increase was primarily due to earnings for the year ended December 31, 2025 of $276.3 million and other comprehensive income, net of tax, of $95.9 million, primarily due to changes in our investment securities portfolio, partially offset by dividends declared and paid to the Company's stockholders of $129.9 million and common stock repurchased of $100.0 million.

Analysis of Results of Operations

Net Interest Income

For the years ended December 31, 2025, 2024, and 2023, average balances, related income and expenses, on a fully taxable-equivalent basis, and resulting yields and rates are presented in Table 3. An analysis of the change in net interest income, on a fully taxable-equivalent basis, is presented in Table 4.

Average Balances and Interest Rates   **Table 3**

(dollars in millions)	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets									
Interest-Bearing Deposits in Other Banks....	$ 1,313.6	$ 56.5	4.30 %	$ 900.8	$ 47.3	5.25 %	$ 512.3	$ 26.5	5.18 %
Available-for-Sale Investment Securities									
Taxable	1,929.6	54.0	2.80	2,090.0	54.2	2.60	2,871.8	73.8	2.57
Non-Taxable	1.2	0.1	5.25	1.5	0.1	5.45	10.2	0.6	5.55
Held-to-Maturity Investment Securities									
Taxable	3,067.9	52.2	1.70	3,321.6	56.6	1.70	3,579.0	60.7	1.70
Non-Taxable	596.3	14.1	2.37	602.6	15.6	2.58	607.7	15.9	2.61
Total Investment Securities	5,595.0	120.4	2.15	6,015.7	126.5	2.10	7,068.7	151.0	2.14
Loans Held for Sale	0.4	—	6.00	1.3	0.1	6.02	0.4	—	6.63
Loans and Leases[1]									
Commercial and industrial	2,190.6	134.3	6.13	2,172.4	148.6	6.84	2,182.3	141.0	6.46
Commercial real estate	4,473.9	272.0	6.08	4,310.1	282.3	6.55	4,257.9	266.0	6.25
Construction	883.1	58.9	6.67	985.4	73.5	7.46	877.7	62.1	7.08
Residential:									
Residential mortgage	4,102.9	162.6	3.96	4,220.2	163.4	3.87	4,308.0	156.4	3.63
Home equity line	1,161.8	54.4	4.68	1,162.9	51.0	4.39	1,131.1	39.3	3.47
Consumer	1,018.5	77.5	7.61	1,051.5	73.4	6.98	1,178.6	71.5	6.07
Lease financing	433.8	17.1	3.94	410.3	16.3	3.98	330.7	14.1	4.26
Total Loans and Leases	14,264.6	776.8	5.45	14,312.8	808.5	5.65	14,266.3	750.4	5.26
Other Earning Assets	32.7	1.7	5.17	53.6	3.1	5.88	104.3	1.3	1.20
Total Earning Assets[2]	21,206.3	955.4	4.51	21,284.2	985.5	4.63	21,952.0	929.2	4.23
Cash and Due from Banks	230.6			238.3			265.1		
Other Assets	2,480.5			2,474.2			2,408.3		
Total Assets	$ 23,917.4			$ 23,996.7			$ 24,625.4		
Interest-Bearing Liabilities									
Interest-Bearing Deposits									
Savings	$ 6,275.4	$ 84.2	1.34 %	$ 5,990.7	$ 91.6	1.53 %	$ 6,124.7	$ 71.5	1.17 %
Money Market	3,942.2	91.1	2.31	4,064.0	117.8	2.90	3,869.1	86.1	2.22
Time	3,357.4	104.0	3.10	3,324.8	126.3	3.80	3,040.0	100.6	3.31
Total Interest-Bearing Deposits	13,575.0	279.3	2.06	13,379.5	335.7	2.51	13,033.8	258.2	1.98
Federal Funds Purchased	—	—	—	—	—	—	17.2	0.8	4.45
Other Short-Term Borrowings	176.0	7.4	4.22	424.9	20.0	4.70	261.9	13.0	4.98
Long-Term Borrowings	—	—	—	—	—	—	261.6	12.5	4.78
Other Interest-Bearing Liabilities	18.0	0.9	4.72	29.6	1.6	5.39	57.1	3.0	5.15
Total Interest-Bearing Liabilities	13,769.0	287.6	2.09	13,834.0	357.3	2.58	13,631.6	287.5	2.11
Net Interest Income		$ 667.8			$ 628.2			$ 641.7	
Interest Rate Spread[3]			2.42 %			2.05 %			2.12 %
Net Interest Margin[4]			3.15 %			2.95 %			2.92 %
Noninterest-Bearing Demand Deposits	6,814.4			6,994.5			8,126.4		
Other Liabilities	640.6			611.0			520.7		
Stockholders' Equity	2,693.4			2,557.2			2,346.7		
Total Liabilities and Stockholders' Equity	$ 23,917.4			$ 23,996.7			$ 24,625.4		

[1] Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.

[2] Interest income includes taxable-equivalent basis adjustments of $4.1 million, $5.4 million and $5.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

[3] Interest rate spread is the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities, on a fully taxable-equivalent basis.

[4] Net interest margin is net interest income, on a fully taxable-equivalent basis, divided by average total earning assets.

Analysis of Change in Net Interest Income | | | | | | **Table 4**

(dollars in millions)	Year Ended December 31, 2025 Compared to December 31, 2024			Year Ended December 31, 2024 Compared to December 31, 2023		
	Volume	Rate	Total[1]	Volume	Rate	Total[1]
Change in Interest Income:						
Interest-Bearing Deposits in Other Banks	$ 18.9	$ (9.7)	$ 9.2	$ 20.4	$ 0.4	$ 20.8
Available-for-Sale Investment Securities						
Taxable	(4.3)	4.1	(0.2)	(20.4)	0.8	(19.6)
Non-Taxable	—	—	—	(0.5)	—	(0.5)
Held-to-Maturity Investment Securities						
Taxable	(4.4)	—	(4.4)	(4.1)	—	(4.1)
Non-Taxable	(0.2)	(1.3)	(1.5)	(0.1)	(0.2)	(0.3)
Total Investment Securities	(8.9)	2.8	(6.1)	(25.1)	0.6	(24.5)
Loans Held for Sale	(0.1)	—	(0.1)	0.1	—	0.1
Loans and Leases						
Commercial and industrial	1.2	(15.5)	(14.3)	(0.7)	8.3	7.6
Commercial real estate	10.4	(20.7)	(10.3)	3.3	13.0	16.3
Construction	(7.2)	(7.4)	(14.6)	7.9	3.5	11.4
Residential:						
Residential mortgage	(4.6)	3.8	(0.8)	(3.2)	10.2	7.0
Home equity line	—	3.4	3.4	1.1	10.6	11.7
Consumer	(2.4)	6.5	4.1	(8.2)	10.1	1.9
Lease financing	1.0	(0.2)	0.8	3.2	(1.0)	2.2
Total Loans and Leases	(1.6)	(30.1)	(31.7)	3.4	54.7	58.1
Other Earning Assets	(1.1)	(0.3)	(1.4)	(0.9)	2.7	1.8
Total Change in Interest Income	7.2	(37.3)	(30.1)	(2.1)	58.4	56.3
Change in Interest Expense:						
Interest-Bearing Deposits						
Savings	4.2	(11.6)	(7.4)	(1.6)	21.7	20.1
Money Market	(3.4)	(23.3)	(26.7)	4.5	27.2	31.7
Time	1.2	(23.5)	(22.3)	10.0	15.7	25.7
Total Interest-Bearing Deposits	2.0	(58.4)	(56.4)	12.9	64.6	77.5
Federal Funds Purchased	—	—	—	(0.4)	(0.4)	(0.8)
Other Short-Term Borrowings	(10.7)	(1.9)	(12.6)	7.7	(0.7)	7.0
Long-Term Borrowings	—	—	—	(6.3)	(6.2)	(12.5)
Other Interest-Bearing Liabilities	(0.5)	(0.2)	(0.7)	(1.5)	0.1	(1.4)
Total Change in Interest Expense	(9.2)	(60.5)	(69.7)	12.4	57.4	69.8
Change in Net Interest Income	$ 16.4	$ 23.2	$ 39.6	$ (14.5)	$ 1.0	$ (13.5)

[1] The change in interest income and expense not solely due to changes in volume or rate has been allocated on a pro-rata basis to the volume and rate columns.

Net interest income, on a fully taxable-equivalent basis, was $667.8 million for the year ended December 31, 2025, an increase of $39.6 million or 6% as compared to 2024. Our net interest margin was 3.15% for the year ended December 31, 2025, an increase of 20 basis points as compared to 2024. The increase in net interest income, on a fully taxable-equivalent basis, was primarily due to lower deposit funding costs, higher average balances on our interest-bearing deposits in other banks and lower borrowing costs. This was partially offset by lower rates on our earning assets driven by lower yields in our loan and lease portfolio and lower average balances in our investment securities portfolio. Deposit funding costs were $279.3 million for the year ended December 31, 2025, a decrease of $56.4 million or 17% compared to 2024, primarily due to a decrease in interest rates. Rates paid on our interest-bearing deposits were 206 basis points for the year ended December 31, 2025, a decrease of 45 basis points compared to 2024, primarily due to rate decreases. For the year ended December 31, 2025, the average balance of our interest-bearing deposits in other banks was $1.3 billion, an increase of $412.8 million or 46% compared to the same period in 2024. Total borrowing costs were $7.4 million for the year ended December 31, 2025, a decrease of $12.6 million or 63% compared to 2024. $250.0 million of FHLB advances matured during the third quarter of 2025. Yields on our loans and leases were 5.45% for the year ended December 31, 2025, a decrease of 20 basis points as compared to 2024, primarily due to decreases in yields from our adjustable-rate commercial real estate and commercial and industrial loans, which are typically based on the SOFR. For the year ended December 31, 2025, average balances on our investment securities portfolio was $5.6 billion, a decrease of $420.7 million or 7% compared to 2024, primarily due to payments and maturities of securities during the period.

Net interest income, on a fully taxable-equivalent basis, was $628.2 million for the year ended December 31, 2024, a decrease of $13.5 million or 2% as compared to 2023. Our net interest margin was 2.95% for the year ended December 31, 2024, an increase of three basis points as compared to 2023. The decrease in net interest income, on a fully taxable-equivalent basis, was primarily due to higher deposit funding costs and lower average balances in our investment securities portfolio. This was partially offset by higher rates on our earning assets driven by higher yields in our loan and lease portfolio, higher average balances on our interest-bearing deposits in other banks and lower borrowing costs. Deposit funding costs were $335.7 million for the year ended December 31, 2024, an increase of $77.5 million or 30% compared to 2023, primarily due to an increase in interest rates. Rates paid on our interest-bearing deposits were 251 basis points for the year ended December 31, 2024, an increase of 53 basis points compared to 2023, primarily due to rate increases. For the year ended December 31, 2024, average balances on our investment securities portfolio was $6.0 billion, a decrease of $1.1 billion or 15% compared to 2023, primarily due to payments, maturities and restructuring of securities during the period. Yields on our loans and leases were 5.65% for the year ended December 31, 2024, an increase of 39 basis points as compared to 2023, driven by higher average yields on our adjustable-rate loans, runoff of lower fixed-rate loans and higher rates on new loan originations during the period. For the year ended December 31, 2024, the average balance of our interest-bearing deposits in other banks was $900.8 million, an increase of $388.5 million or 76% compared to the same period in 2023. Total borrowing costs were $20.0 million for the year ended December 31, 2024, a decrease of $6.3 million or 24% compared to 2023. During the third quarter of 2024, $500.0 million of FHLB advances matured and a new $250.0 million short-term FHLB advance was taken.

The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is affected by changes in the prime interest rate. The prime rate began in 2023 at 7.50% and increased a total of 100 basis points (25 basis points each in February, March, May and July) to end the year at 8.50%. During 2024, the prime rate decreased a total of 100 basis points (50 basis points in September, and 25 basis points in both November and December) to end the year at 7.50%. In 2025, the prime rate decreased 75 basis points (25 basis points each in September, October and December) to end the year at 6.75%. Our loan portfolio is also impacted by changes in the SOFR. At December 31, 2025, the one-month and three-month CME Term SOFR interest rates were 3.70% and 3.66%, respectively. At December 31, 2024, the one-month and three-month CME Term SOFR interest rates were 4.33% and 4.31%, respectively. At December 31, 2023, the one-month and three-month CME Term SOFR interest rates were 5.35% and 5.33%, respectively. The target range for the federal funds rate, which is the cost of immediately available overnight funds, began in 2023 at 4.25% to 4.50%, and increased a total of 100 basis points to end the year at 5.25% to 5.50%. During 2024, the federal funds rate decreased a total of 100 basis points to end the year at 4.25% to 4.50%. In 2025, the federal funds rate decreased 75 basis points to end the year at 3.50% to 3.75%.

Provision for Credit Losses

The Provision was $27.2 million for the year ended December 31, 2025, compared to a Provision of $14.8 million in 2024. For the year ended December 31, 2025, the Provision included $24.4 million in provision for credit losses for loans and leases, compared to $17.5 million in provision for credit losses for loans and leases in 2024, and $2.9 million in provision for credit losses for the reserve for unfunded commitments, compared to a negative $2.8 million in provision for credit losses for the reserve for unfunded commitments in 2024. The increase in the Provision was primarily due to increases in the provision for home equity lines, commercial and industrial loans, construction loans, commercial real estate loans and lease financing and the provision for unfunded construction, home equity line, commercial real estate and commercial and industrial commitments. This was partially offset by decreases in the provision for residential mortgage loans and consumer loans. We recorded net charge-offs of $16.3 million and $13.6 million for the years ended December 31, 2025 and 2024, respectively. This represented net charge-offs of 0.11% and 0.10% of total average loans and leases for the years ended December 31, 2025 and 2024, respectively. The ACL was $168.5 million and $160.4 million as of December 31, 2025 and 2024, respectively, and represented 1.18% of total outstanding loans and leases as of December 31, 2025, compared to 1.11% of total outstanding loans and leases as of December 31, 2024. The reserve for unfunded commitments was $35.7 million as of December 31, 2025, compared to $32.8 million as of December 31, 2024. The Provision is recorded to maintain the ACL and the reserve for unfunded commitments at levels deemed adequate by management based on the factors noted in the "Risk Governance and Quantitative and Qualitative Disclosures About Market Risk — Credit Risk" section of this MD&A.

Noninterest Income

Table 5 presents the major components of noninterest income for the years ended December 31, 2025, 2024 and 2023:

Noninterest Income **Table 5**

(dollars in thousands)	Year Ended December 31, 2025	2024	2023	Change 2025 vs. 2024		Change 2024 vs. 2023	
Service charges on deposit accounts	**$ 31,636**	$ 31,090	$ 29,647	$ 546	2 %	$ 1,443	5 %
Credit and debit card fees	**61,807**	64,401	63,888	(2,594)	(4)	513	1
Other service charges and fees	**53,153**	45,862	37,299	7,291	16	8,563	23
Trust and investment services income	**36,941**	38,306	38,449	(1,365)	(4)	(143)	—
Bank-owned life insurance	**20,613**	17,861	15,326	2,752	15	2,535	17
Investment securities (losses) gains, net	**37**	(26,171)	792	26,208	n/m	(26,963)	n/m
Other	**12,859**	14,454	15,414	(1,595)	(11)	(960)	(6)
Total noninterest income	**$ 217,046**	$ 185,803	$ 200,815	$ 31,243	17 %	$ (15,012)	(7) %

n/m – Denotes a variance that is not a meaningful metric to inform the change in noninterest income from the year ended December 31, 2025 to the same period in 2024 and from the year ended December 31, 2024 to the same period in 2023.

Total noninterest income was $217.0 million for the year ended December 31, 2025, an increase of $31.2 million or 17% as compared to 2024. Total noninterest income was $185.8 million for the year ended December 31, 2024, a decrease of $15.0 million or 7% as compared to 2023.

Service charges on deposit accounts were $31.6 million for the year ended December 31, 2025, an increase of 0.5 million or 2% as compared to 2024. This increase was primarily due to a $1.1 million increase in account analysis service charges, partially offset by a $0.3 million decrease in overdraft and checking account fees and a $0.2 million decrease in ATM interchange fees from customers. Service charges on deposit accounts were $31.1 million for the year ended December 31, 2024, an increase of $1.4 million or 5% as compared to 2023. This increase was primarily due to a $2.6 million increase in account analysis service charges, partially offset by a $1.2 million decrease in overdraft and checking account fees.

Credit and debit card fees were $61.8 million for the year ended December 31, 2025, a decrease of $2.6 million or 4% as compared to 2024. This decrease was primarily due to a $3.1 million decrease in interchange settlement fees and a $0.8 million decrease in ATM interchange and surcharge fees, partially offset by a $1.3 million increase in merchant service revenues. Credit and debit card fees were $64.4 million for the year ended December 31, 2024, an increase of $0.5 million or 1% as compared to 2023. This increase was primarily due to a $2.6 million increase in debit card interchange fees, a $1.9 million decrease in network association dues and a $1.4 million increase in interchange settlement fees, partially offset by a $3.2 million decrease in ATM interchange and surcharge fees, a $1.3 million decrease in merchant service revenues and a $0.6 million decrease in rental fees from credit card terminals.

Other service charges and fees were $53.2 million for the year ended December 31, 2025, an increase of $7.3 million or 16% as compared to 2024. This increase was primarily due to a $7.3 million increase in fees from annuities and securities and a $0.8 million increase in fees from standby letters of credit arrangements, partially offset by a $0.3 million decrease in service fees related to participation loans, a $0.2 million decrease in online banking fees and a $0.2 million decrease in insurance income. Other service charges and fees were $45.9 million for the year ended December 31, 2024, an increase of $8.6 million or 23% as compared to 2023. This increase was primarily due to a $6.9 million increase in fees from annuities and securities, a $0.3 million increase in safe deposit box rental fees, a $0.3 million increase in miscellaneous service fees, a $0.3 million increase in cash management service fees, a $0.3 million increase in insurance income and a $0.3 million increase in fees from standby letters of credit arrangements.

Trust and investment services income was $36.9 million for the year ended December 31, 2025, a decrease of $1.4 million or 4% as compared to 2024. This decrease was primarily due to a $2.4 million decrease in investment management fees and a $0.5 million decrease in irrevocable trust fees, partially offset by a $0.6 million increase in business cash management fees, a $0.4 million increase in pension plan fees and a $0.3 million increase in money market fund management fees. Trust and investment services income was $38.3 million for the year ended December 31, 2024, a decrease of $0.1 million as compared to 2023.

BOLI income was $20.6 million for the year ended December 31, 2025, an increase of $2.8 million or 15% as compared to 2024. This increase was due to a $4.7 million increase in BOLI earnings, partially offset by a $2.0 million decrease in death benefit proceeds from life insurance policies. BOLI income was $17.9 million for the year ended December 31, 2024, an increase of $2.5 million or 17% as compared to 2023. This increase was due to a $3.0 million increase in BOLI earnings, partially offset by a $0.4 million decrease in death benefit proceeds from life insurance policies.

Net gains on the sale of investment securities were nil for the year ended December 31, 2025. Net losses on the sale of investment securities were $26.2 million for the year ended December 31, 2024, an increase in net losses of $27.0 million as compared to the same period in 2023. The net losses were primarily due to the investment portfolio restructuring and sale of investment securities resulting in a realized loss of $26.2 million for the year ended December 31, 2024.

Other noninterest income was $12.9 million for the year ended December 31, 2025, a decrease of $1.6 million or 11% as compared to 2024. This decrease was primarily due to a $3.7 million decrease in insurance proceeds received during 2025 as compared to 2024 and a $1.6 million excise tax refund received during the year ended December 31, 2024. This was partially offset by a $1.6 million increase in customer-related interest rate swap fees, a $1.1 million decrease in net losses recognized in income related to derivative contracts and a $1.0 million increase in volume-based incentives. Other noninterest income was $14.5 million for the year ended December 31, 2024, a decrease of $1.0 million or 6% as compared to 2023. This decrease was primarily due to a $7.9 million gain on the sale of a bank property in 2023 and a $1.2 million decrease in volume-based incentives. This was partially offset by $4.1 million in insurance proceeds received during the year ended December 31, 2024, a $1.6 million excise tax refund received during the year ended December 31, 2024, a $1.5 million decrease in net losses recognized in income related to derivative contracts and a $0.5 million decrease in interest paid on collateral payments related to derivative instruments.

Noninterest Expense

Table 6 presents the major components of noninterest expense for the years ended December 31, 2025, 2024 and 2023:

Noninterest Expense **Table 6**

	Year Ended December 31,			Change		Change	
(dollars in thousands)	2025	2024	2023	2025 vs. 2024		2024 vs. 2023	
Salaries and employee benefits	**$ 245,906**	$ 235,565	$ 225,755	$ 10,341	4 %	$ 9,810	4 %
Contracted services and professional fees	**60,297**	60,912	66,423	(615)	(1)	(5,511)	(8)
Occupancy	**30,224**	28,971	29,608	1,253	4	(637)	(2)
Equipment	**56,292**	53,902	45,109	2,390	4	8,793	19
Regulatory assessment and fees	**12,080**	19,091	32,073	(7,011)	(37)	(12,982)	(40)
Advertising and marketing	**8,573**	7,719	7,615	854	11	104	1
Card rewards program	**33,363**	33,831	31,627	(468)	(1)	2,204	7
Other	**52,610**	61,198	62,928	(8,588)	(14)	(1,730)	(3)
Total noninterest expense	**$ 499,345**	$ 501,189	$ 501,138	$ (1,844)	— %	$ 51	— %

Total noninterest expense was $499.3 million for the year ended December 31, 2025, a decrease of $1.8 million as compared to 2024. Total noninterest expense was $501.2 million for the year ended December 31, 2024, an increase of $0.1 million as compared to 2023.

Salaries and employee benefits expense was $245.9 million for the year ended December 31, 2025, an increase of $10.3 million or 4% as compared to 2024. This increase was primarily due to a $10.7 million increase in incentive compensation, a $2.4 million increase in base salaries and related payroll taxes and a $0.5 million increase in group health plan costs. This was partially offset by a $2.0 million increase in payroll and benefit costs being deferred as loan origination costs, a $0.6 million decrease in state unemployment tax expense, a $0.3 million decrease in nonrecurring separation agreements and severance costs and a $0.3 million decrease in adjustments made to the deferred compensation plan as a result of market conditions. Salaries and employee benefits expense was $235.6 million for the year ended December 31, 2024, an increase of $9.8 million or 4% as compared to 2023. This increase was primarily due to a $9.7 million increase in incentive compensation, a $1.8 million increase in retirement plan expenses, a $1.2 million decrease in payroll and benefit costs being deferred as loan origination costs and a $1.0 million increase in group health plan costs. This was partially offset by a $1.1 million decrease in other compensation, primarily related to a decrease in nonrecurring separation agreements and severance costs, partially offset by adjustments made to the deferred compensation plan as a result of market conditions, a $0.9 million decrease in employee overtime pay expense, a $0.9 million decrease in state unemployment tax expense and a $0.6 million decrease in temporary help expenses.

Contracted services and professional fees were $60.3 million for the year ended December 31, 2025, a decrease of $0.6 million or 1% as compared to 2024. This decrease was primarily due to a $1.1 million decrease in outside services, primarily attributable to technology-related projects, marketing and new customer services, and a $0.7 million decrease in audit, legal and consultant fees, partially offset by a $1.2 million increase in contracted data processing expenses. Contracted services and professional fees were $60.9 million for the year ended December 31, 2024, a decrease of $5.5 million or 8% as compared to 2023. This decrease was primarily due to a $4.3 million decrease in outside services, primarily attributable to technology-related projects, marketing and new customer services, a $0.6 million decrease in contracted data processing expenses and a $0.6 million decrease in audit, legal and consultant fees.

Occupancy expense was $30.2 million for the year ended December 31, 2025, an increase of $1.3 million or 4% as compared to 2024. This increase was primarily due to a $1.6 million increase in building depreciation, partially offset by a $0.4 million decrease in utilities expense. Occupancy expense was $29.0 million for the year ended December 31, 2024, a decrease of $0.6 million or 2% as compared to 2023. This decrease was primarily due to a $0.5 million increase in net sublease rental income and a $0.3 million decrease in building depreciation, partially offset by a $0.4 million increase in lease-related insurance expense.

Equipment expense was $56.3 million for the year ended December 31, 2025, an increase of $2.4 million or 4% as compared to 2024. This increase was primarily due to a $2.0 million increase in technology-related amortization and licensing and maintenance fees and a $0.6 million increase in furniture and equipment depreciation, partially offset by a $0.3 million decrease in other furniture and equipment expense. Equipment expense was $53.9 million for the year ended December 31, 2024, an increase of $8.8 million or 19% as compared to 2023. This increase was primarily due to an $8.0 million increase in technology-related amortization and licensing and maintenance fees, a $0.5 million increase in furniture and equipment depreciation and a $0.3 million increase in other furniture and equipment expense.

Regulatory assessment and fees were $12.1 million for the year ended December 31, 2025, a decrease of $7.0 million or 37% as compared to 2024. Regulatory assessment and fees were $19.1 million for the year ended December 31, 2024, a decrease of $13.0 million or 40% as compared to 2023. In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules by 2 basis points beginning with the first quarterly assessment period of 2023. In May 2023, the FDIC issued a notice of proposed rulemaking for a special assessment to replenish the deposit insurance fund following the 2023 bank failures. In November 2023, the FDIC approved a final rule to implement the special assessment and we recorded a $16.3 million expense in December 2023. During the first quarter of 2024, the FDIC issued a notice that the original loss estimate related to the 2023 bank failures was subsequently increased and that this increase would result in an additional assessment expense to affected institutions. As a result, we recorded a net expense related to the additional special assessment of $3.5 million for the year ended December 31, 2024. In December 2025, the FDIC reduced the rate at which the assessment is collected for the eighth quarter of the collection period, with an invoice payment date of March 30, 2026, from 3.36 basis points to 2.97 basis points. We recorded a reduction in the expense related to the additional special assessment of $2.6 million in 2025 to bring the net loss to $0.9 million as of December 31, 2025.

Advertising and marketing expense was $8.6 million for the year ended December 31, 2025, an increase of $0.9 million or 11% as compared to 2024. This increase was primarily due to a $0.9 million increase in advertising costs. Advertising and marketing expense was $7.7 million for the year ended December 31, 2024, an increase of $0.1 million or 1% as compared to 2023.

Card rewards program expense was $33.4 million for the year ended December 31, 2025, a decrease of $0.5 million or 1% as compared to 2024. This decrease was primarily due to a $0.4 million decrease in priority rewards card redemptions. Card rewards program expense was $33.8 million for the year ended December 31, 2024, an increase of $2.2 million or 7% as compared to 2023. This increase was primarily due to a $1.6 million increase in credit card cash reward redemptions and a $1.6 million increase in interchange fees paid to our credit card partners, partially offset by a $0.7 million decrease in priority rewards card redemptions and a $0.3 million decrease in international transaction fees.

Other noninterest expense was $52.6 million for the year ended December 31, 2025, a decrease of $8.6 million or 14% as compared to 2024. This decrease was primarily due to a $4.6 million decrease in operational losses and other charge-offs, a $3.8 million decrease in expense due to adjustments to certain liabilities assumed as a result of the Reorganization Transactions, a $1.1 million decrease in costs associated with a fund acquired by the Company and a $0.6 million decrease in pension-related expenses. This was partially offset by a $1.0 million increase in charitable contributions and donations and a $0.7 million increase in brokers fees. Other noninterest expense was $61.2 million for the year ended December 31, 2024, a decrease of $1.7 million or 3% as compared to 2023. This decrease was primarily due to a $3.3 million decrease in operational losses and other charge-offs, a $2.1 million decrease in charitable contributions, a $1.0 million decrease in pension-related expenses, a $0.8 million decrease in losses incurred due to natural disasters and a $0.6 million decrease in business privilege tax expense. This was partially offset by a $3.8 million increase in expense due to adjustments to certain liabilities assumed as a result of the Reorganization Transactions, a $1.0 million increase in brokers fees, a $0.6 million increase in costs associated with a fund acquired by the Company and a $0.6 million increase in other tax expense.

Provision for Income Taxes

The provision for income taxes was $78.0 million (reflecting an effective tax rate of 22.01%) for the year ended December 31, 2025, compared with a provision for income taxes of $62.5 million (reflecting an effective tax rate of 21.35%) in 2024. On July 4, 2025, President Trump signed and enacted the One Big Beautiful Bill Act ("OBBBA") into law. Its enactment did not have a material impact to our income tax expense or effective tax rate. This legislation made significant changes to the energy credit provisions which may impact the Company's ability to originate solar leases in the future. Additional information about the provision for income taxes is presented in "Note 15. Income Taxes" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

Analysis of Business Segments

Our business segments are Retail Banking and Commercial Banking, with all other activities, including Treasury, reported in Corporate/Other. Table 7 summarizes net income (loss) from our business segments and Corporate/Other for the years ended December 31, 2025, 2024 and 2023. Additional information about operating segment performance and Corporate/Other is presented in "Note 22. Reportable Operating Segments" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

During the quarter ended December 31, 2025, we realigned our internal organizational and management reporting structure. As a result of this change, we reduced our reportable operating segments from three to two. Our reportable segments are now Retail Banking and Commercial Banking. Activities previously reported within the Treasury and Other segment are now included in Corporate/Other, as Treasury exists to support our operating segments. The change in reportable segments reflects how our chief operating decision maker currently evaluates performance and allocates resources. In addition, during the third quarter of 2025, we made changes to the internal measurement of segment operating profits for the purpose of evaluating segment performance and resource allocation. The primary reason for the change was to align loan and deposit balances within the business segment that directly manages them. Specifically, certain loan and deposit balances previously included as part of the Retail Banking and Commercial Banking segments were reclassified among the segments and what is now Corporate/Other. The reallocation of select loan and deposit balances affected net interest income, net interest income after provision for credit losses, provision for income taxes, net income and segment earning assets. We have reported our selected financial information using the new loan and deposit balance alignments and using two reportable operating segments for the year ended December 31, 2025. Prior-period segment information has been recast to conform to the current presentation.

Business Segments and Corporate/Other Net Income (Loss)			Table 7
	Year Ended December 31,		
(dollars in thousands)	2025	2024	2023
Retail Banking	$ 250,528	$ 227,860	$ 173,565
Commercial Banking	130,015	142,995	104,706
Corporate/Other	(104,277)	(140,726)	(43,288)
Consolidated Total	**$ 276,266**	$ 230,129	$ 234,983

Retail Banking. Our Retail Banking segment includes the financial products and services we provide to consumers and small businesses. Loan and lease products offered include residential and commercial mortgage loans, home equity lines of credit and loans, automobile loans and leases, secured and unsecured lines of credit, installment loans, and small business loans and leases. Deposit products offered include checking, savings and time deposit accounts. Our Retail Banking segment also includes our wealth management services. Products and services from Retail Banking are delivered to customers through 49 banking locations throughout the State of Hawaii, Guam and Saipan.

Net income for the Retail Banking segment was $250.5 million for the year ended December 31, 2025, an increase of $22.7 million or 10% as compared to 2024. The increase in net income for the Retail Banking segment was primarily due to a $24.8 million increase in net interest income, a $5.6 million increase in noninterest income and a $4.3 million decrease in noninterest expense, partially offset by a $9.0 million increase in the provision for income taxes and a $3.1 million increase in the Provision. The increase in net interest income was primarily due to higher deposit spreads and loan spreads. The increase in noninterest income was primarily due to an increase in other service charges and fees, partially offset by a decrease in trust and investment services income. The decrease in noninterest expense was primarily due decreases in regulatory assessments and fees and operational losses and other charge-offs. The increase in the provision for income taxes was primarily due to the increase in pretax income, partially offset by the allocation of the remeasurement of the California deferred tax assets. The increase in the Provision allocated to the Retail Banking segment was primarily due to increases in the provision for home equity lines, commercial and industrial loans, construction loans, commercial real estate loans and lease financing. The increase in total earning assets for the Retail Banking segment was primarily due to increases in our commercial loan and consumer loan portfolios, partially offset by a decrease in our residential real estate loan portfolio.

Net income for the Retail Banking segment was $227.9 million for the year ended December 31, 2024, an increase of $54.3 million or 31% as compared to 2023. The increase in net income for the Retail Banking segment was primarily due to a $47.2 million increase in net interest income, a $9.2 million decrease in noninterest expense, a $8.4 million increase in noninterest income and a $1.6 million decrease in the Provision, partially offset by a $12.1 million increase in the provision for income taxes. The increase in net interest income was primarily due to higher deposit and loan spreads. The decrease in noninterest expense was primarily due to lower overall expenses that were allocated to the Retail Banking segment and a decrease in regulatory assessments and fees, partially offset by increases in salaries and employee benefits expense and brokers fees. The increase in noninterest income was primarily due to increases in other service charges and fees and service charges on deposit accounts. The decrease in the Provision was primarily due to a decrease in our provision for credit losses for loans and leases allocated to the Retail Banking segment. The increase in the provision for income taxes was primarily due to the increase in pretax income. The decrease in total earning assets for the Retail Banking segment was primarily due to a decrease in our residential real estate loan portfolio.

Commercial Banking. Our Commercial Banking segment includes our corporate banking related products, commercial real estate loans, commercial lease financing, secured and unsecured lines of credit, automobile loans and auto dealer financing, business deposit products and credit cards. Commercial lending and deposit products are offered primarily to middle-market and large companies locally, nationally and internationally.

Net income for the Commercial Banking segment was $130.0 million for the year ended December 31, 2025, a decrease of $13.0 million or 9% as compared to 2024. The decrease in net income for the Commercial Banking segment was primarily due to a $23.0 million decrease in net interest income, a $3.8 million increase in the Provision and a $1.1 million decrease in noninterest income, partially offset by a $10.6 million decrease in noninterest expense and a $4.4 million decrease in the provision for income taxes. The decrease in net interest income was primarily due to lower loan and lease spreads and deposits spreads, partially offset by higher average deposit balances. The increase in the Provision allocated to the Commercial Banking segment was primarily due to increases in the provision for home equity lines, commercial and industrial loans, construction loans, commercial real estate loans and lease financing. The decrease in noninterest income was primarily due to a decrease in credit and debit card fees and an excise tax refund and insurance proceeds received in 2024, partially offset by increases in customer-related interest rate swap fees, volume-based incentives and service charges on deposit accounts. The decrease in noninterest expense was primarily due to higher overall credits that were allocated to the Commercial Banking segment and a decrease in regulatory assessment and fees. The decrease in the provision for income taxes was primarily due to the decrease in pretax income, in addition to the allocation of the remeasurement of the California deferred tax assets. The decrease in total earning assets for the Commercial Banking segment was primarily due to a decrease in our commercial loan portfolio.

Net income for the Commercial Banking segment was $143.0 million for the year ended December 31, 2024, an increase of $38.3 million or 37% as compared to 2023. The increase in net income for the Commercial Banking segment was primarily due to a $22.3 million decrease in noninterest expense, an $11.5 million increase in net interest income, a $5.8 million decrease in the Provision and a $4.1 million increase in noninterest income, partially offset by a $5.4 million increase in the provision for income taxes. The decrease in noninterest expense was primarily due to lower overall expenses that were allocated to the Commercial Banking segment, a one-time settlement expense in connection to a lawsuit against the Company incurred in 2023 and a decrease in regulatory assessment and fees, partially offset by an increase in card reward expenses. The increase in net interest income was primarily due to higher deposit spreads and average balances, partially offset by lower loan and lease spreads. The decrease in the Provision was primarily due to a decrease in our provision for credit losses for loans and leases allocated to the Commercial Banking segment. The increase in noninterest income was primarily due to an excise tax refund received in 2024, in addition to increases in credit and debit card fees, other service charges and fees and service charges on deposit accounts, partially offset by a decrease in volume-based incentives. The increase in the provision for income taxes was primarily due to the increase in pretax income. The increase in total earning assets for the Commercial Banking segment was primarily due to increases in our commercial loan and lease financing portfolios, partially offset by a decrease in our consumer loan portfolio.

Analysis of Financial Condition

Liquidity and Capital Resources

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.

Liquidity is managed to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. Funding requirements are impacted by loan originations and refinancings, deposit balance changes, liability issuances and settlements and off-balance sheet funding commitments. We consider and comply with various regulatory and internal guidelines regarding required liquidity levels and periodically monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability and off-balance sheet positions. The Company's Asset Liability Management Committee ("ALCO") monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

Immediate liquid resources are available in cash which is primarily on deposit with the Federal Reserve Bank of San Francisco (the "FRB"). As of December 31, 2025 and 2024, cash and cash equivalents were $1.5 billion and $1.2 billion, respectively. Potential sources of liquidity also include investment securities in our available-for-sale portfolio and held-to-maturity portfolio. The carrying values of our available-for-sale investment securities and held-to-maturity investment securities were $2.1 billion and $3.5 billion as of December 31, 2025, respectively. The carrying values of our available-for-sale investment securities and held-to-maturity investment securities were $1.9 billion and $3.8 billion as of December 31, 2024, respectively. As of December 31, 2025 and 2024, we maintained our excess liquidity primarily in collateralized mortgage obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac and mortgage-backed securities issued by Ginnie Mae, Freddie Mac, Fannie Mae, Municipal Housing Authorities and non-agency entities. As of December 31, 2025, our available-for-sale investment securities portfolio was comprised of securities with a weighted average life of approximately 4.7 years and our held-to-maturity investment securities portfolio was comprised of securities with a weighted average life of approximately 7.3 years. These funds offer substantial resources to meet either new loan demand or to help offset reductions in our deposit funding base as they provide quick sources of liquidity by pledging to obtain secured borrowings and repurchase agreements or sales of our available-for-sale securities portfolio. Liquidity is further enhanced by our ability to pledge loans to access secured borrowings from the FHLB and the FRB. As of December 31, 2025, we have borrowing capacity of $3.3 billion from the FHLB and $3.3 billion from the FRB based on the amount of collateral pledged.

Our core deposits have historically provided us with a long-term source of stable and relatively lower cost of funding. Our core deposits, defined as all deposits exclusive of time deposits exceeding $250,000, totaled $19.1 billion and $19.0 billion as of December 31, 2025 and 2024, respectively, which represented 93% of our total deposits as of both December 31, 2025 and 2024. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company; however, deposit levels could decrease if interest rates increase significantly or if corporate customers increase investing activities, including alternative investment options, that reduce deposit balances.

Our material cash requirements from our current and long-term contractual obligations as of December 31, 2025 are summarized in the following table:

Contractual Obligations Table 8

(dollars in thousands)	Less Than One Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total
Contractual Obligations					
Time certificates of deposits	$ 3,290,420	$ 49,637	$ 28,873	$ 1,203	$ 3,370,133
Noncancelable operating leases	8,384	10,599	9,127	56,023	84,133
Other postretirement benefit contributions	1,327	3,073	3,323	8,759	16,482
Affordable housing commitments	83,294	67,477	796	1,735	153,302
Total Contractual Obligations	**$ 3,383,425**	**$ 130,786**	**$ 42,119**	**$ 67,720**	**$ 3,624,050**

Commitments to extend credit, standby letters of credit and commercial letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon; therefore, these items, which totaled $6.9 billion and $6.0 billion as of December 31, 2025 and 2024, respectively, are not included in the table above. See the discussion of these credit and contractual commitments in "Note 17. Commitments and Contingent Liabilities" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

Other postretirement benefit contributions in the table above represent the minimum expected contribution to the postretirement benefit plan. Actual contributions may differ from these estimates. Excluded from the table above is our pension benefit obligations. We comply with the minimum funding requirements, and we anticipate making future benefit contributions of $0.2 million related to the pension benefit plans during the year ending December 31, 2026. Additional information on these benefit plans can be found in "Note 14. Benefit Plans" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data.

Our liability for unrecognized tax benefits ("UTBs") as of December 31, 2025 and 2024 was $211.2 million and $206.4 million, respectively. The increase in UTBs was primarily due to additions related to previously identified tax positions. We are unable to reasonably estimate the period of cash settlement with the respective taxing authority. As a result, our liability for UTBs is not disclosed in the table above.

In addition to the commitments specifically noted in the table above, we enter into a number of purchase obligations that arise from agreements to purchase goods or services in the ordinary course of business. These primarily consist of service agreements for various systems and applications supporting bank operations, including the systems and applications in the Bank's core system. Some of these contracts are renewable or cancellable annually or in shorter time intervals. To secure favorable pricing concessions, we may also commit to contracts that may extend several years.

Other material cash requirements may also include general corporate operating activities, stock repurchases, and capital to be returned to our shareholders.

We expect to meet these obligations from dividends paid by the Bank to the Parent. Additional sources of liquidity available to us include selling residential real estate loans in the secondary market, taking out short- and long-term borrowings and issuing long-term debt and equity securities. We believe that our existing cash, cash equivalents, investments, and cash expected to be generated from operations, are still sufficient to meet our cash requirements within the next 12 months and beyond.

Potential Demands on Liquidity from Off-Balance Sheet Arrangements

We have off-balance sheet arrangements, such as variable interest entities, guarantees, and certain financial instruments with off-balance sheet risk, that may affect the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Variable Interest Entities

We hold interests in several unconsolidated variable interest entities ("VIEs"). These unconsolidated VIEs are primarily low-income housing tax credit investments in partnerships and limited liability companies. Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the VIE. Based on our analysis, we have determined that the Company is not the primary beneficiary of these entities. As a result, we do not consolidate these VIEs. Unfunded commitments to fund these low-income housing tax credit investments were $153.3 million and $98.7 million as of December 31, 2025 and 2024, respectively.

Guarantees

We sell residential mortgage loans in the secondary market primarily to Fannie Mae or Freddie Mac. The agreements under which we sell residential mortgage loans to Fannie Mae or Freddie Mac contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover: ownership of the loan; validity of the lien securing the loan; the absence of delinquent taxes or liens against the property securing the loan; compliance with loan criteria set forth in the applicable agreement; compliance with applicable federal, state, and local laws; and other matters. As of December 31, 2025 and 2024, the unpaid principal balance of our portfolio of residential mortgage loans sold was $1.1 billion and $1.3 billion, respectively. The agreements under which we sell residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met in the origination of those loans. Upon receipt of a repurchase request, we work with investors to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor to determine if a contractually required repurchase event has occurred. We manage the risk associated with potential repurchases or other forms of settlement through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the year ended December 31, 2025, there were no residential mortgage loan repurchases and there were no pending repurchase requests.

In addition to servicing loans in our portfolio, substantially all of the loans we sell to investors are sold with servicing rights retained. We also service loans originated by other mortgage loan originators. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans, or loan modifications or short sales. Each agreement under which we act as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan. For the year ended December 31, 2025, we had no repurchase requests related to loan servicing activities, nor were there any pending repurchase requests as of December 31, 2025.

Although to date repurchase requests related to representation and warranty provisions and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency as investors more aggressively pursue all means of recovering losses on their purchased loans. However, as of December 31, 2025, management believes that this exposure is not material due to the historical level of repurchase requests and loss trends and thus has not established a liability for losses related to mortgage loan repurchases. As of December 31, 2025, 99% of our residential mortgage loans serviced for investors were current. We maintain ongoing communications with investors and continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in loans sold to investors.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit which are not reflected in the consolidated financial statements.

See "Note 17. Commitments and Contingent Liabilities" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information on our financial instruments with off-balance sheet risk.

Investment Securities

Table 9 presents the estimated fair value of our available-for-sale investment securities portfolio and amortized cost of our held-to-maturity investment securities portfolio as of December 31, 2025 and 2024:

Investment Securities		Table 9
	December 31,	
(dollars in thousands)	2025	2024
Government agency debt securities	$ —	$ 8,147
Mortgage-backed securities:		
Residential - Government agency	30,367	35,859
Residential - Government-sponsored enterprises	878,215	738,113
Commercial - Government agency	191,177	196,125
Commercial - Government-sponsored enterprises	41,599	44,908
Commercial - Non-agency	129,014	22,083
Collateralized mortgage obligations:		
Government agency	426,276	397,124
Government-sponsored enterprises	302,996	310,682
Collateralized loan obligations	76,589	173,475
Total available-for-sale securities	**$ 2,076,233**	**$ 1,926,516**
Government agency debt securities	$ 46,182	$ 49,267
Mortgage-backed securities:		
Residential - Government agency	37,081	40,888
Residential - Government-sponsored enterprises	86,681	92,573
Commercial - Government agency	30,796	31,009
Commercial - Government-sponsored enterprises	1,088,838	1,114,549
Collateralized mortgage obligations:		
Government agency	823,423	907,565
Government-sponsored enterprises	1,365,087	1,500,212
Debt securities issued by states and political subdivisions	54,994	54,587
Total held-to-maturity securities	**$ 3,533,082**	**$ 3,790,650**

Table 10 presents the maturity distribution at amortized cost and weighted-average yield to maturity of our investment securities portfolio as of December 31, 2025:

Maturities and Weighted-Average Yield on Securities[1]   **Table 10**

	1 Year or Less		After 1 Year - 5 Years		After 5 Years - 10 Years		Over 10 Years		Total		
(dollars in millions)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Fair Value
As of December 31, 2025											
Available-for-sale securities											
Mortgage-backed securities:											
Residential - Government agency[2]	$ —	— %	$ 21.6	5.20 %	$ 9.3	2.83 %	$ —	— %	$ 30.9	4.48 %	$ 30.3
Residential - Government-sponsored enterprises[2]	—	—	627.5	1.41	305.7	4.57	—	—	933.2	2.44	878.2
Commercial - Government agency[2]	0.8	2.53	206.5	1.89	29.9	1.79	—	—	237.2	1.88	191.2
Commercial - Government-sponsored enterprises[2]	25.5	2.15	16.4	1.06	0.9	5.29	—	—	42.8	1.80	41.6
Commercial - Non-agency	—	—	74.8	5.60	—	—	53.7	5.57	128.5	5.59	129.0
Collateralized mortgage obligations[2]:											
Government agency	0.2	1.50	170.5	2.93	290.5	2.53	—	—	461.2	2.68	426.3
Government-sponsored enterprises	—	—	210.0	1.93	126.4	2.35	—	—	336.4	2.09	303.0
Collateralized loan obligations	—	—	0.3	5.81	76.2	5.91	—	—	76.5	5.91	76.6
Total available-for-sale securities as of December 31, 2025	$ 26.5	2.16 %	$ 1,327.6	2.06 %	$ 838.9	3.53 %	$ 53.7	5.57 %	$ 2,246.7	2.69 %	$ 2,076.2
Held-to-maturity securities											
Government agency debt securities	$ —	— %	$ —	— %	$ 24.3	1.33 %	$ 21.9	1.85 %	$ 46.2	1.58 %	$ 43.0
Mortgage-backed securities[2]:											
Residential - Government agency	—	—	—	—	—	—	37.1	2.16	37.1	2.16	32.6
Residential - Government-sponsored enterprises	—	—	—	—	71.8	1.60	14.9	1.55	86.7	1.59	76.0
Commercial - Government agency	—	—	14.3	2.24	16.5	1.78	—	—	30.8	1.99	23.3
Commercial - Government-sponsored enterprises	—	—	398.1	1.62	489.9	2.04	200.8	2.76	1,088.8	2.02	993.8
Collateralized mortgage obligations[2]:											
Government agency	—	—	—	—	744.6	1.41	78.8	1.35	823.4	1.40	738.8
Government-sponsored enterprises	—	—	192.2	1.77	1,154.1	1.47	18.8	2.33	1,365.1	1.52	1,229.9
Debt securities issued by state and political subdivisions	—	—	—	—	37.8	2.20	17.2	2.45	55.0	2.27	51.4
Total held-to-maturity securities as of December 31, 2025	$ —	— %	$ 604.6	1.69 %	$ 2,539.0	1.58 %	$ 389.5	2.29 %	$ 3,533.1	1.67 %	$ 3,188.8

[1] Weighted-average yields were computed on a fully taxable-equivalent basis.
[2] Maturities for mortgage-backed securities and collateralized mortgage obligations anticipate future prepayments.

The carrying value of our investment securities portfolio was $5.6 billion as of December 31, 2025, a decrease of $107.9 million or 2% compared to December 31, 2024. The lower balances in investment securities were driven by payments and maturities during December 31, 2025, which were placed into cash. Our available-for-sale investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) or through the Provision. Our held-to-maturity investment securities are carried at amortized cost.

As of December 31, 2025, we maintained all of our investment securities in either the available-for-sale category (recorded at fair value) or the held-to-maturity category (recorded at amortized cost) in the consolidated balance sheets, with $2.9 billion invested in collateralized mortgage obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac. Our investment securities portfolio also included $2.5 billion in mortgage-backed securities issued by Ginnie Mae, Fannie Mae, Freddie Mac and Municipal Housing Authorities and non-agency entities, $76.6 million in collateralized loan obligations, $55.0 million in debt securities issued by states and political subdivisions and $46.2 million in debt securities issued by government agencies (U.S. International Development Finance Corporation bonds).

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities and change the composition of our investment securities portfolio.

Gross unrealized gains in our investment securities portfolio were $7.1 million and $0.6 million as of December 31, 2025 and 2024, respectively. Gross unrealized losses in our investment securities portfolio were $521.9 million and $792.7 million as of December 31, 2025 and 2024. The lower overall unrealized loss position was primarily due to paydowns in our investment securities portfolio and changes in market value of the securities.

For our available-for-sale investment securities, we conduct a regular assessment of our investment securities portfolio to determine whether any securities are impaired. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through the allowance for credit losses is recognized in other comprehensive income. For the years ended December 31, 2025 and 2024, we did not record any credit losses related to our available-for-sale investment securities portfolio.

For our held-to-maturity investment securities, we utilize the Current Expected Credit Loss ("CECL") approach to estimate lifetime expected credit losses. Substantially all of our held-to-maturity securities are issued by the U.S. government, its agencies and government-sponsored enterprises. These securities have a long history of no credit losses and carry the explicit or implicit guarantee of the U.S. government. Therefore, as of December 31, 2025 and 2024, we did not record an allowance for credit losses related to our held-to-maturity investment securities portfolio.

We are required to hold non-marketable equity securities, comprised of FHLB stock, as a condition of our membership in the FHLB system. Our FHLB stock is accounted for at cost, which equals par or redemption value. As of December 31, 2025 and 2024, we held $10.1 million and $21.4 million in FHLB stock, respectively, which is recorded as a component of other assets in our consolidated balance sheets.

See "Note 3. Investment Securities" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information on our investment securities portfolio.

Loans and Leases

Table 11 presents the composition of our loan and lease portfolio by major categories as of December 31, 2025 and 2024:

Loans and Leases		**Table 11**
	December 31,	
(dollars in thousands)	**2025**	**2024**
Commercial and industrial	**$ 2,171,333**	$ 2,247,428
Commercial real estate	**4,590,326**	4,463,992
Construction	**808,275**	918,326
Residential:		
Residential mortgage	**4,096,300**	4,168,154
Home equity line	**1,178,527**	1,151,739
Total residential	**5,274,827**	5,319,893
Consumer	**1,025,838**	1,023,969
Lease financing	**441,930**	434,650
Total loans and leases	**$ 14,312,529**	$ 14,408,258

Total loans and leases were $14.3 billion as of December 31, 2025, a decrease of $95.7 million or 1% from December 31, 2024, with decreases in construction loans, commercial and industrial loans and residential real estate loans, partially offset by increases in commercial real estate loans, lease financing and consumer loans.

Commercial and industrial loans are made primarily to corporations, middle market and small businesses for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. We also offer a variety of automobile dealer flooring lines to our customers in Hawaii and California to assist with the financing of their inventory. Commercial and industrial loans were $2.2 billion as of December 31, 2025, a decrease of $76.1 million or 3% from December 31, 2024.

Commercial real estate loans are secured by first mortgages on commercial real estate at loan to value ("LTV") ratios generally not exceeding 75% and a minimum debt service coverage ratio of 1.20 to 1. The commercial properties are predominantly apartments, neighborhood and grocery anchored retail, industrial, office, and to a lesser extent, specialized properties such as hotels. The primary source of repayment for investor property and owner occupied property is cash flow from the property and the operating cash flow from the business, respectively. Commercial real estate loans were $4.6 billion as of December 31, 2025, an increase of $126.3 million or 3% from December 31, 2024.

Construction loans are for the purchase or construction of a property for which repayment will be generated by the property. Loans in this portfolio are primarily for the purchase of land, as well as for the development of commercial properties, single family homes and condominiums. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained by the Bank, the loan is reclassified to the commercial real estate or residential real estate classes of loans. Construction loans were $808.3 million as of December 31, 2025, a decrease of $110.1 million or 12% from December 31, 2024. This decrease was primarily due to construction loans reclassified to commercial real estate loans during the year ended December 31, 2025.

Residential real estate loans are generally secured by 1-4 unit residential properties and are underwritten using traditional underwriting systems to assess the credit risks and financial capacity and repayment ability of the consumer. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios, liquidity and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer fixed rate mortgage products and variable rate mortgage products including HELOC. We offer these variable rate mortgage products based on SOFR with interest rates that are subject to change every six months after the third, fifth, seventh or tenth year, depending on the product. Variable rate residential mortgage loans are underwritten at fully-indexed interest rates. We generally do not offer interest-only, payment-option facilities, or any product with negative amortization. Residential real estate loans were $5.3 billion as of December 31, 2025, a decrease of $45.1 million or 1% from December 31, 2024.

Consumer loans consist primarily of open- and closed-end direct and indirect credit facilities for personal, automobile and household purchases as well as credit card loans. We seek to maintain reasonable levels of risk in consumer lending by following prudent underwriting guidelines, which include an evaluation of personal credit history, cash flow and collateral values based on existing market conditions. Consumer loans were $1.0 billion as of December 31, 2025, an increase of $1.9 million or less than 1% from December 31, 2024.

Lease financing consists of commercial single investor leases and leveraged leases. Underwriting of new lease transactions is based on our lending policy, including but not limited to an analysis of customer cash flows and secondary sources of repayment, including the value of leased equipment, the guarantors' cash flows and/or other credit enhancements. No new leveraged leases are being added to the portfolio and all remaining leveraged leases are running off. Lease financing was $441.9 million as of December 31, 2025, an increase of $7.3 million or 2% from December 31, 2024.

See "Note 4. Loans and Leases" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data and the discussion in "Analysis of Financial Condition — Allowance for Credit Losses" of this MD&A for more information on our loan and lease portfolio.

The Company's loan and lease portfolio includes adjustable-rate loans, primarily tied to CME Term SOFR, Prime and SOFR, hybrid rate loans, for which the initial rate is fixed for a period from one year to as much as ten years, and fixed rate loans, for which the interest rate does not change through the life of the loan or the remaining life of the loan. Table 12 presents the recorded investment in our loan and lease portfolio as of December 31, 2025:

Loans and Leases by Rate Type   **Table 12**

| | | | | December 31, 2025 | | | | | |
| | | | Adjustable Rate | | | | | | |
(dollars in thousands)	Treasury	SOFR	Prime	CME Term SOFR	Other	Total	Hybrid Rate	Fixed Rate	Total
Commercial and industrial	$ —	$ 2,537	$ 320,692	$ 770,582	$ 757,236	$ 1,851,047	$ 21,493	$ 298,793	$ 2,171,333
Commercial real estate. . .	—	428,851	479,273	2,222,582	1,034,598	4,165,304	136,877	288,145	4,590,326
Construction	—	80,706	51,889	573,394	25,301	731,290	4,132	72,853	808,275
Residential:									
Residential mortgage . .	2,836	123,319	15,541	63,767	75,113	280,576	686,210	3,129,514	4,096,300
Home equity line	—	—	912	—	—	912	970,618	206,997	1,178,527
Total residential	2,836	123,319	16,453	63,767	75,113	281,488	1,656,828	3,336,511	5,274,827
Consumer	852	—	337,146	—	3,467	341,465	1,036	683,337	1,025,838
Lease financing	—	—	—	—	—	—	—	441,930	441,930
Total loans and leases . .	**$ 3,688**	**$ 635,413**	**$ 1,205,453**	**$ 3,630,325**	**$ 1,895,715**	**$ 7,370,594**	**$ 1,820,366**	**$ 5,121,569**	**$ 14,312,529**
% by rate type at December 31, 2025	1 %	4 %	8 %	25 %	13 %	51 %	13 %	36 %	100 %

Tables 13 and 14 present the geographic distribution of our loan and lease portfolio as of December 31, 2025 and 2024:

Geographic Distribution of Loan and Lease Portfolio   **Table 13**

| | | December 31, 2025 | | | |
(dollars in thousands)	Hawaii	U.S. Mainland[1]	Guam & Saipan	Foreign & Other	Total
Commercial and industrial	$ 979,948	$ 1,031,600	$ 146,817	$ 12,968	$ 2,171,333
Commercial real estate	2,509,943	1,678,871	401,512	—	4,590,326
Construction.	359,263	426,842	22,170	—	808,275
Residential:					
Residential mortgage	3,940,165	2,575	153,560	—	4,096,300
Home equity line	1,129,433	—	49,094	—	1,178,527
Total residential.	5,069,598	2,575	202,654	—	5,274,827
Consumer.	671,811	35,426	314,681	3,920	1,025,838
Lease financing	246,502	176,946	18,482	—	441,930
Total Loans and Leases	**$ 9,837,065**	**$ 3,352,260**	**$ 1,106,316**	**$ 16,888**	**$ 14,312,529**
Percentage of Total Loans and Leases	**69%**	**23%**	**7%**	**1%**	**100%**

---

[1] For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

Geographic Distribution of Loan and Lease Portfolio **Table 14**

	December 31, 2024				
(dollars in thousands)	Hawaii	U.S. Mainland[1]	Guam & Saipan	Foreign & Other	Total
Commercial and industrial	$ 923,762	$ 1,205,251	$ 103,726	$ 14,689	$ 2,247,428
Commercial real estate	2,532,545	1,537,878	393,569	—	4,463,992
Construction	365,346	526,674	26,306	—	918,326
Residential:					
Residential mortgage	4,017,261	2,631	148,262	—	4,168,154
Home equity line	1,106,228	259	45,252	—	1,151,739
Total residential	5,123,489	2,890	193,514	—	5,319,893
Consumer	672,202	36,956	311,281	3,530	1,023,969
Lease financing	236,827	181,904	15,919	—	434,650
Total Loans and Leases	$ 9,854,171	$ 3,491,553	$ 1,044,315	$ 18,219	$ 14,408,258
Percentage of Total Loans and Leases	68%	24%	7%	1%	100%

(1) For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

Our lending activities are concentrated primarily in Hawaii. However, we also have lending activities on the U.S. mainland, Guam and Saipan. Our commercial lending activities on the U.S. mainland include automobile dealer flooring activities in California, participation in the Shared National Credits Program and selective commercial real estate projects based on existing customer relationships. Our lease financing portfolio includes commercial leveraged and single investor lease financing activities both in Hawaii and on the U.S. mainland. However, no new leveraged leases are being added to the portfolio and all remaining leveraged leases are running off. Our consumer lending activities are concentrated primarily in Hawaii and to a smaller extent, Guam and Saipan.

Table 15 presents the contractual maturities of our loan and lease portfolio by major categories and the sensitivities to changes in interest rates as of December 31, 2025:

Maturities for Loan and Lease Portfolio[1] **Table 15**

	December 31, 2025				
(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five to Fifteen Years	Due After Fifteen Years	Total
Commercial and industrial	**$ 819,191**	**$ 961,863**	**$ 295,538**	**$ 94,741**	**$ 2,171,333**
Commercial real estate	**1,086,348**	**2,102,810**	**1,394,215**	**6,953**	**4,590,326**
Construction	**278,811**	**343,472**	**157,753**	**28,239**	**808,275**
Residential:					
Residential mortgage	**10,776**	**54,786**	**381,893**	**3,648,845**	**4,096,300**
Home equity line	**22,214**	**83,560**	**83,882**	**988,871**	**1,178,527**
Total residential	**32,990**	**138,346**	**465,775**	**4,637,716**	**5,274,827**
Consumer	**94,299**	**702,036**	**229,503**	**—**	**1,025,838**
Lease financing	**21,209**	**217,226**	**95,506**	**107,989**	**441,930**
Total Loans and Leases	**$ 2,332,848**	**$ 4,465,753**	**$ 2,638,290**	**$ 4,875,638**	**$ 14,312,529**
Total of loans and leases with:					
Adjustable interest rates	**$ 2,166,399**	**$ 3,315,763**	**$ 1,642,674**	**$ 245,758**	**$ 7,370,594**
Hybrid interest rates	**55,487**	**138,186**	**94,874**	**1,531,819**	**1,820,366**
Fixed interest rates	**110,962**	**1,011,804**	**900,742**	**3,098,061**	**5,121,569**
Total Loans and Leases	**$ 2,332,848**	**$ 4,465,753**	**$ 2,638,290**	**$ 4,875,638**	**$ 14,312,529**

(1) Based on contractual maturities, including extension and renewal options that are not unconditionally cancellable by the Company.

Credit Quality

We perform an internal loan review and grading or scoring procedures on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of our lending policies and procedures. The objective of the loan review and grading or scoring procedures is to identify, in a timely manner, existing or emerging credit quality issues so that appropriate steps can be initiated to avoid or minimize future losses. See "Note 5. Allowance for Credit Losses" in the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information about our credit quality indicators.

For purposes of managing credit risk and estimating the ACL, management has identified three portfolio segments (commercial, residential and consumer) that we use to develop our systematic methodology to determine the ACL. The categorization of loans for the evaluation of credit risk is specific to our credit risk evaluation process and these loan categories are not necessarily the same as the loan categories used for other evaluations of our loan portfolio. See "Note 5. Allowance for Credit Losses" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information about our approach to estimating the ACL.

The following tables and discussion address non-performing assets and loans and leases that are 90 days past due but are still accruing interest.

Non-Performing Assets and Loans and Leases Past Due 90 Days or More and Still Accruing Interest

Table 16 presents information on our Non-Performing Assets ("NPAs") and Accruing Loans and Leases Past Due 90 Days or More as of December 31, 2025 and 2024:

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More				Table 16
		December 31,		
(dollars in thousands)		2025		2024
Non-Performing Assets				
Non-Accrual Loans and Leases				
Commercial Loans:				
Commercial and industrial	$	8,805	$	329
Commercial real estate		3,007		411
Construction		1,788		—
Lease financing		734		—
Total Commercial Loans		14,334		740
Residential Loans:				
Residential mortgage		16,423		12,768
Home equity line		10,271		7,171
Total Residential Loans		26,694		19,939
Total Non-Accrual Loans and Leases		41,028		20,679
Total Non-Performing Assets	$	41,028	$	20,679
Accruing Loans and Leases Past Due 90 Days or More				
Commercial Loans:				
Commercial and industrial	$	318	$	1,432
Construction		—		536
Total Commercial Loans		318		1,968
Residential mortgage		55		1,317
Consumer		2,984		2,734
Total Accruing Loans and Leases Past Due 90 Days or More	$	3,357	$	6,019
Total Loans and Leases	$	14,312,529	$	14,408,258
Ratio of Non-Accrual Loans and Leases to Total Loans and Leases		0.29 %		0.14 %
Ratio of Non-Performing Assets to Total Loans and Leases and OREO		0.29 %		0.14 %
Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and OREO		0.31 %		0.19 %

Table 17 presents the activity in NPAs for the years ended December 31, 2025 and 2024:

Non-Performing Assets				Table 17
		Year Ended December 31,		
(dollars in thousands)		2025		2024
Balance at beginning of year	$	20,679	$	18,595
Additions		37,440		14,734
Reductions				
Payments		(12,958)		(8,835)
Return to accrual status		(3,149)		(2,811)
Sales of other real estate owned		—		(75)
Charge-offs/write-downs		(984)		(929)
Total Reductions		(17,091)		(12,650)
Balance at end of year	$	41,028	$	20,679

The level of NPAs represents an indicator of the potential for future credit losses. NPAs consist of non-accrual loans and leases and OREO. Changes in the level of non-accrual loans and leases typically represent increases for loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to held for sale classification, transferred to OREO or are no longer classified as non-accrual because they have returned to accrual status as a result of continued performance and an improvement in the borrower's financial condition and loan repayment capabilities.

Total NPAs were $41.0 million as of December 31, 2025, an increase of $20.3 million or 98% from December 31, 2024. The ratio of our NPAs to total loans and leases and OREO was 0.29% as of December 31, 2025, an increase of 15 basis points from December 31, 2024. The increase in total NPAs was primarily due to an $8.5 million increase in commercial and industrial loans, $3.7 million increase in residential mortgage loans, $3.1 million increase in home equity lines, $2.6 million increase in commercial real estate loans and a $1.8 million increase in construction loans.

The largest component of our NPAs continues to be residential mortgage loans. The level of these NPAs remains elevated due to a lengthy judicial foreclosure process in Hawaii. As of December 31, 2025, residential mortgage non-accrual loans were $16.4 million, an increase of $3.7 million or 29% from December 31, 2024. This increase was due to additions in residential mortgage loans of $11.5 million, partially offset by $5.0 million in payments and $2.8 million in returns to accrual status. As of December 31, 2025, our residential mortgage non-accrual loans were comprised of 59 loans with a weighted average current loan-to-value ("LTV") ratio of 52%.

Home equity line non-accrual loans were $10.3 million as of December 31, 2025, an increase of $3.1 million or 43% from December 31, 2024. This increase was due to additions in home equity lines of $6.2 million, partially offset by payments of $2.7 million, returns to accrual status of $0.3 million and charge-offs of $0.1 million.

As of December 31, 2025, commercial and industrial non-accrual loans were $8.8 million, an increase of $8.5 million from December 31, 2024. This increase was due to additions in commercial and industrial loans of $13.2 million, partially offset by payments of $4.3 million and charge-offs of $0.4 million.

As of December 31, 2025, commercial real estate non-accrual loans were $3.0 million, an increase of $2.6 million from December 31, 2024. This increase was due to additions in commercial real estate loans of $3.0 million, partially offset by payments of $0.4 million.

As of December 31, 2025, construction non-accrual loans were $1.8 million, an increase of $1.8 million or 100% from December 31, 2024. This increase was due to additions in construction loans of $2.2 million, partially offset by payments of $0.4 million.

OREO represents property acquired as a result of borrower defaults on loans. OREO is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. There was no OREO held as of December 31, 2025 and 2024.

Loans and Leases Past Due 90 Days or More and Still Accruing Interest. Loans and leases in this category are 90 days or more past due, as to principal or interest, and are still accruing interest because they are well secured and in the process of collection.

Loans and leases past due 90 days or more and still accruing interest were $3.4 million as of December 31, 2025, a decrease of $2.7 million or 44% as compared to December 31, 2024. This decrease was due to decreases in residential mortgage loans of $1.3 million, commercial and industrial loans of $1.1 million and construction loans of $0.5 million, partially offset by an increase in consumer loans of $0.2 million that were past due 90 days or more and still accruing interest as of December 31, 2025.

Allowance for Credit Losses for Loans and Leases & Reserve for Unfunded Commitments

Table 18 presents an analysis of our ACL for the years ended December 31, 2025 and 2024:

Allowance for Credit Losses and Reserve for Unfunded Commitments		Table 18	
	December 31,		
(dollars in thousands)	2025		2024
Balance at Beginning of Year	$ 193,240	$	192,138
Loans and Leases Charged-Off			
Commercial Loans:			
Commercial and industrial	(4,731)		(3,615)
Commercial real estate	—		(400)
Lease financing	(662)		—
Total Commercial Loans	(5,393)		(4,015)
Home equity line	(30)		—
Consumer	(19,473)		(18,002)
Total Loans and Leases Charged-Off	(24,896)		(22,017)
Recoveries on Loans and Leases Previously Charged-Off			
Commercial Loans:			
Commercial and industrial	1,202		919
Commercial real estate	251		—
Total Commercial Loans	1,453		919
Residential Loans:			
Residential mortgage	157		119
Home equity line	149		274
Total Residential Loans	306		393
Consumer	6,862		7,057
Total Recoveries on Loans and Leases Previously Charged-Off	8,621		8,369
Net Loans and Leases Charged-Off	(16,275)		(13,648)
Provision for Credit Losses	27,200		14,750
Balance at End of Year	$ 204,165	$	193,240
Components:			
Allowance for Credit Losses	$ 168,468	$	160,393
Reserve for Unfunded Commitments	35,697		32,847
Total Allowance for Credit Losses and Reserve for Unfunded Commitments	$ 204,165	$	193,240
Average Loans and Leases Outstanding	$ 14,264,604	$	14,312,759
Ratio of Net Loans and Leases Charged-Off to Average Loans and Leases Outstanding[1]	0.11 %		0.10 %
Ratio of Allowance for Credit Losses for Loans and Leases to Loans and Leases Outstanding	1.18 %		1.11 %
Ratio of Allowance for Credit Losses for Loans and Leases to Non-accrual Loans and Leases	4.11x		7.76x

Tables 19 and 20 present the allocation of the ACL by loan category, in both dollars and as a percentage of total loans and leases outstanding, as of December 31, 2025 and 2024:

Allocation of the Allowance for Credit Losses by Loan and Lease Category **Table 19**

	December 31, 2025		
(dollars in thousands)	Amount	Allocated ACL as % of loan or lease category	Loan category as % of total loans and leases
Commercial and industrial	**$ 20,833**	**0.96 %**	**15.17 %**
Commercial real estate	**38,757**	**0.84**	**32.07**
Construction	**7,605**	**0.94**	**5.65**
Lease financing	**2,778**	**0.63**	**3.09**
Total commercial	**69,973**	**0.87**	**55.98**
Residential mortgage	**36,384**	**0.89**	**28.62**
Home equity line	**15,192**	**1.29**	**8.23**
Total residential	**51,576**	**0.98**	**36.85**
Consumer	**46,919**	**4.57**	**7.17**
Total	**$ 168,468**	**1.18 %**	**100.00 %**

Allocation of the Allowance for Credit Losses by Loan and Lease Category **Table 20**

	December 31, 2024		
(dollars in thousands)	Amount	Allocated ACL as % of loan or lease category	Loan category as % of total loans and leases
Commercial and industrial	$ 16,332	0.73 %	15.60 %
Commercial real estate	40,624	0.91	30.98
Construction	8,570	0.93	6.37
Lease financing	2,269	0.52	3.02
Total commercial	67,795	0.84	55.97
Residential mortgage	39,230	0.94	28.93
Home equity line	10,205	0.89	7.99
Total residential	49,435	0.93	36.92
Consumer	43,163	4.22	7.11
Total	$ 160,393	1.11 %	100.00 %

Table 21 presents the net charge-offs (recoveries) to average loans and leases by category during the years ended December 31, 2025 and 2024:

Net Charge-Offs (Recoveries) to Average Loans and Leases By Category **Table 21**

	December 31,	
	2025	2024
Commercial and industrial	**0.16 %**	0.12 %
Commercial real estate	**(0.01)**	0.01
Construction	**—**	—
Lease financing	**0.15**	—
Total commercial	**0.05**	0.04
Residential mortgage	**—**	—
Home equity line	**(0.01)**	(0.02)
Total residential	**(0.01)**	(0.01)
Consumer	**1.24**	1.04
Total loans and leases	**0.11 %**	0.10 %

As of December 31, 2025, the ACL was $168.5 million or 1.18% of total loans and leases outstanding, compared with an ACL of $160.4 million or 1.11% of total loans and leases outstanding as of December 31, 2024. The reserve for unfunded commitments was $35.7 million as of December 31, 2025, compared to $32.8 million as of December 31, 2024.

Net charge-offs of loans and leases were $16.3 million or 0.11% of total average loans and leases for the year ended December 31, 2025, compared to $13.6 million or 0.10% for 2024. Net charge-offs in our commercial lending portfolio were $3.9 million for the year ended December 31, 2025, compared to net charge-offs of $3.1 million for 2024. Net recoveries in our residential lending portfolio were $0.3 million for the year ended December 31, 2025, compared to net recoveries of $0.4 million for 2024. Net charge-offs in our consumer lending portfolio were $12.6 million for the year ended December 31, 2025, compared to net charge-offs of $10.9 million for 2024. Net charge-offs in our consumer portfolio segment include those related to credit card, automobile loans, installment loans and small business lines of credit and reflect the inherent risk associated with these loans.

Although we determine the amount of each component of the ACL separately, the ACL as a whole was considered appropriate by management as of December 31, 2025 and 2024. Furthermore, as of December 31, 2025, the ACL was considered adequate based on our ongoing analysis of estimated expected credit losses, credit risk profiles, current economic outlook, coverage ratios and other relevant factors. The ACL anticipates cyclical losses consistent with a recession and includes a qualitative overlay for macroeconomic uncertainties. We will continue to monitor factors that drive expected credit losses including the uncertainty of the economy, inflation and geopolitical instability.

See "Note 5. Allowance for Credit Losses" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information on the ACL.

Goodwill

Goodwill was $995.5 million as of both December 31, 2025 and 2024. Our goodwill originated from the acquisition of the Company by BNPP in December of 2001. Goodwill generated in that acquisition was recorded on the balance sheet of the Bank as a result of push down accounting treatment, and remains on our consolidated balance sheets.

The Company's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if a triggering event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of a reporting unit exceeds its fair value. The Company performed its annual assessment of the criteria included in Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*, and based on such assessment, the Company concluded that there was no impairment in our goodwill for the year ended December 31, 2025. Future events, including volatility in domestic and global markets, geopolitical concerns, inflation concerns, global supply chain issues, and other factors affecting the economy, that could cause a significant decline in our expected future cash flows or a significant adverse change in our business or the business climate may necessitate taking charges in future reporting periods related to the impairment of our goodwill.

Other Assets

Other assets were $828.3 million as of December 31, 2025, a decrease of $3.7 million from December 31, 2024. This decrease was due to a $29.7 million decrease in prepaid expenses, a $23.2 million decrease in current tax receivables and deferred tax assets, an $11.3 million decrease in FHLB stock and a $4.8 million decrease in software and nondepreciable assets, partially offset by a $66.8 million increase in affordable housing and other tax credit investment partnership interests.

Deposits

Deposits are the primary funding source for the Bank and are acquired from a broad base of local markets, including both individual and corporate customers. We obtain funds from depositors by offering a range of deposit types, including demand, savings, money market and time.

Table 22 presents the composition of our deposits as of December 31, 2025 and December 31, 2024:

Deposits		Table 22
	December 31,	
(dollars in thousands)	2025	2024
U.S.:		
Demand	$ 5,794,973	$ 6,169,833
Savings	5,721,098	5,498,043
Money Market	3,832,783	3,636,586
Time	2,948,536	2,878,968
Foreign[1]:		
Demand	752,319	805,315
Savings	587,775	523,321
Money Market	456,587	390,748
Time	421,597	419,402
Total Deposits[2]	$ 20,515,668	$ 20,322,216

[1] Foreign deposits were comprised of Guam and Saipan deposit accounts.

[2] Public deposits were $839.5 million as of December 31, 2025, an increase of $80.3 million or 11% compared to December 31, 2024.

Total deposits were $20.5 billion as of December 31, 2025, an increase of $0.2 billion or 1% from December 31, 2024. The increase in deposit balances stemmed primarily from a $249.1 million increase in non-public money market deposit balances, a $183.2 million increase in non-public savings deposit balances, a $104.3 million increase in public savings deposit balances and a $95.8 million increase in non-public time deposit balances. These increases were partially offset by a $415.0 million decrease in non-public demand deposit balances.

As of December 31, 2025 and 2024, the amount of deposits that exceeded FDIC insurance limits were estimated to be $10.1 billion, or 49% of total deposits, and $9.9 billion, or 49% of total deposits, respectively. At December 31, 2025 and 2024, the Company had $839.5 million and $759.2 million, respectively, of public deposits, all of which were fully collateralized with investment securities. As of December 31, 2025 and 2024, the amount of deposits excluding public deposits that exceeded FDIC insurance limits were estimated to be $9.3 billion, or 45% of total deposits, and $9.2 billion, or 45% of total deposits, respectively. As of December 31, 2025 and 2024, deposits accounts above $250,000 were estimated to be $11.9 billion and $11.6 billion, respectively. As of both December 31, 2025 and 2024, deposit balances over $250,000 in corporate operating accounts were estimated to be $2.1 billion.

Table 23 presents the amount of time deposits that were in excess of the FDIC insurance limit, further segregated by time remaining until maturity, as of December 31, 2025:

Uninsured Time Deposits		Table 23
(dollars in thousands)		December 31, 2025
Three months or less	$	701,006
Over three through six months		372,012
Over six through twelve months		183,619
Over twelve months		16,252
Total[1]	$	1,272,889

[1] Includes $133.0 million in public time deposits that are fully collateralized with investment securities.

Short-term Borrowings

As of December 31, 2025, the Company held no short-term borrowings. As of December 31, 2024, the Company's short-term borrowings consisted of a $250.0 million short-term FHLB fixed-rate advance with a weighted average interest rate of 4.16% that matured in September 2025.

As of December 31, 2025 and 2024, the Company had a remaining line of credit of $3.3 billion and $2.8 billion, respectively, available from the FHLB. The FHLB borrowing capacity was secured by commercial real estate and residential real estate loan collateral as of both December 31, 2025 and 2024.

Pension and Postretirement Plan Obligations

We have a qualified noncontributory defined benefit pension plan, an unfunded supplemental executive retirement plan for certain key executives ("SERP"), a directors' retirement plan, a non-qualified pension plan for eligible directors and a postretirement benefit plan providing life insurance and healthcare benefits that we offer to our directors and employees, as applicable. The qualified noncontributory defined benefit pension plan, the SERP and the directors' retirement plan are all frozen plans to new participants. In March 2019, the Company's board of directors approved an amendment to the SERP to freeze the SERP, which became effective on July 1, 2019. As a result of the amendment, since the effective date, there have not been any, and there will be no, new accruals of benefits, including service accruals. Existing benefits under the SERP, as of the effective date of the amendment described above, will otherwise continue in accordance with the terms of the SERP. To calculate annual pension costs, we use the following key variables: (1) size of the employee population, length of service and estimated compensation increases; (2) actuarial assumptions and estimates; (3) expected long-term rate of return on plan assets; and (4) discount rate.

Pension and postretirement benefit plan obligations, net of pension plan assets, were $87.0 million as of December 31, 2025, an increase of $1.0 million or 1% from December 31, 2024. The balance as of December 31, 2025 included retirement benefits payable of $99.1 million for the Company's underfunded plans, partially offset by pension plan assets for overfunded plans, recorded as a component of other assets on the consolidated balance sheets, of $12.1 million.

See "Note 14. Benefit Plans" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information on our pension and postretirement benefit plans.

Capital

The Company and the Bank are subject to the Capital Rules, which implemented the Basel Committee on Banking Supervision's December 2010 final capital framework for strengthening international capital standards, known as Basel III, and various provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Capital Rules require bank holding companies and their bank subsidiaries to maintain substantially more capital than previously required, with a greater emphasis on common equity. The Capital Rules, among other things, (i) impose a capital measure called CET1, (ii) specify that Tier 1 capital consists of CET1 and ''Additional Tier 1 capital'' instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments to capital as compared to existing regulations.

The Capital Rules also require a 2.5% capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer is composed entirely of CET1, on top of these minimum risk weighted asset ratios, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, and (iii) 10.5% total capital to risk-weighted assets.

As of December 31, 2025, our capital levels remained characterized as "well capitalized" under the Capital Rules. The Company's regulatory capital ratios, calculated in accordance with the Capital Rules, are presented in Table 24 below. See "Note 12. Regulatory Capital Requirements" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information. There have been no conditions or events since December 31, 2025 that management believes have changed either the Company's or the Bank's capital classifications.

FHI's Regulatory Capital   **Table 24**

	December 31,	
(dollars in thousands)	**2025**	**2024**
Stockholders' Equity	**$ 2,769,365**	$ 2,617,486
Less:		
Goodwill	**995,492**	995,492
Accumulated other comprehensive loss, net	**(368,140)**	(463,994)
Tax credit carryforward	**—**	2,050
Common Equity Tier 1 Capital and Tier 1 Capital	**$ 2,142,013**	$ 2,083,938
Add:		
Qualifying allowance for credit losses and reserve for unfunded commitments	**203,256**	193,240
Total Capital	**$ 2,345,269**	$ 2,277,178
Risk-Weighted Assets	**$ 16,259,605**	$ 16,281,101
FHI's Key Regulatory Capital Ratios		
Common Equity Tier 1 Capital Ratio	**13.17 %**	12.80 %
Tier 1 Capital Ratio	**13.17 %**	12.80 %
Total Capital Ratio	**14.42 %**	13.99 %
Tier 1 Leverage Ratio	**9.27 %**	9.14 %

Total stockholders' equity was $2.8 billion as of December 31, 2025, an increase of $151.9 million or 6% from December 31, 2024. The increase in stockholders' equity was primarily due to earnings for the year ended December 31, 2025 of $276.3 million and other comprehensive income, net of tax, of $95.9 million, primarily due to changes in our investment securities portfolio. This was partially offset by dividends declared and paid to the Company's stockholders of $129.9 million and common stock repurchased of $100.0 million.

In January 2025, the Company announced a stock repurchase program for up to $100.0 million of its outstanding common stock during 2025. Under this plan, the Company repurchased 4,020,554 shares at a total cost of $100.0 million during 2025. In January 2026, the Company announced a stock repurchase program for up to $250.0 million of its outstanding common stock. The timing and exact amount of stock repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions. The stock repurchase program may be suspended, terminated or modified at any time for any reason.

In January 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.26 per share on our outstanding shares. The dividend is to be paid on February 27, 2026 to shareholders of record at the close of business on February 13, 2026.

Critical Accounting Policies

Our consolidated financial statements were prepared in accordance with GAAP and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in "Note 1. Organization and Summary of Significant Accounting Policies" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data. Application of these principles requires us to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the consolidated financial statements. These factors include among other things, whether the policy requires management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting policies which we believe to be most critical in preparing our consolidated financial statements are those that are related to the determination of the ACL and fair value estimates.

Allowance for Credit Losses

Management's evaluation of the adequacy of the ACL is often the most critical of accounting estimates for a financial institution. Our determination of the amount of the ACL is a critical accounting estimate as it requires significant reliance on the accuracy of credit risk ratings on individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on impaired loans, significant reliance on estimated loss rates on portfolios and consideration of our evaluation of macro-economic factors and trends. While our methodology involves estimating an ACL for each of our commercial, residential real estate and consumer portfolio segments, the entire ACL is available to absorb credit losses in the total loan and lease portfolio.

The ACL is a valuation account that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected from loans and leases. Loans and leases are charged-off against the ACL when management believes the loan or lease balance is deemed uncollectible. Recoveries do not exceed the aggregate of amounts previously charged-off. Changes in the ACL and, therefore, in the related Provision, can materially affect net income. In applying the judgment and review required to determine the ACL, management considers changes in economic conditions, customer behavior, and collateral value, among other factors. Economic factors or business decisions may affect the composition and mix of the loan and lease portfolio, causing management to increase or decrease the ACL.

The following are some of the significant judgments and inherent limitations which affect the estimate of the ACL:

- **The Accuracy of Internal Credit Risk Ratings, Monitoring of Loans Past Due and Delinquency Trends.** The ACL related to our commercial portfolio segment is generally most sensitive to the accuracy of internal credit risk ratings assigned to each borrower. Commercial loan risk ratings are evaluated based on each situation by experienced senior credit officers and are subject to periodic review by an internal team of credit specialists.

- **Data.** We have applied considerable judgments about the sufficiency and applicability of our internal data to provide an accurate view of historical loss information. For each of our portfolio segments we have examined between 14 and 18 years of historical data. For many of our residential real estate and consumer loan classes, we have assumed that the historical loss period observed is sufficient to capture a full credit loss cycle and that the credit loss exposures observed over this historical loss period are representative of those for which we will be making estimates of future expected credit losses under CECL. In making this assumption, we have relied on the fact that the historical loss period for the vast majority of our different loan portfolio segments incorporated the most recent observed recessionary period as well as the subsequent period of sustained recovery and growth.

- **Reasonable and Supportable Forecast Period.** For contractual periods which extend beyond the one-year reasonable and supportable forecast period, management elected an immediate reversion to the mean approach. Management will continue to assess whether a one-year reasonable and supportable forecast period is appropriate. Changes to the economic environment and uncertainty with regards to the timing and extent of an economic recovery may result in management decreasing or increasing the current reasonable and supportable forecast period.

- **Economic Adjustments over the Reasonable and Supportable Forecast Period.** The Company uses a multi-variable regression model to estimate the impact of Management's economic outlook over the reasonable and supportable forecast period. The model uses economic forecasts as the input and outputs modifiers that adjust the long-run default/loss rates. The Company's economic forecast framework allows management to use judgment in selecting the economic model input and output.

- **Qualitative Adjustments.** For risks not captured in the long-run default/loss rates or in the economic forecast model, the Company applies segment or account level dollar adjustments. These adjustments are estimated based on the best information available as of the reporting date and may include, as appropriate, overlays to account for macroeconomic uncertainties, adjustments for model limitations, regulatory determinants, overlays for natural disasters, and other events such as the COVID-19 pandemic and the Maui wildfires.

- **Identification and Measurement of Individually Assessed Loans, including Loans Modified with a Borrower Experiencing Financial Difficulty.** Our experienced senior credit officers may consider a loan impaired based on their evaluation of current information and events, including loans modified with a borrower experiencing financial difficulty. The measurement of impairment is typically based on an analysis of the present value of expected future cash flows or fair value of collateral less estimated selling costs. The development of these expectations requires significant management judgment and estimation.

The ACL for loans and leases was $168.5 million as of December 31, 2025, which represented an increase of $8.1 million, compared to the ACL for loans and leases of $160.4 million as of December 31, 2024. The reserve for unfunded commitments was $35.7 million as of December 31, 2025, which represented an increase of $2.9 million, compared to the reserve for unfunded commitments of $32.8 million as of December 31, 2024. The ACL for loans and leases and the reserve for unfunded commitments was considered adequate based on our ongoing analysis of estimated expected credit losses, credit risk profiles, current economic outlook, coverage ratios and other relevant factors. The ACL anticipates cyclical losses consistent with a recession and includes a qualitative overlay for macroeconomic uncertainties. We will continue to monitor factors that drive expected credit losses including the uncertainty of the economy, inflation and geopolitical instability.

To illustrate the sensitivity of the Company's ACL model to credit quality, we downgraded the internal credit risk ratings on commercial loans by one grade and reduced FICO scores on retail loans by ten points. Downgrading 1% of our commercial portfolio would increase the ACL at December 31, 2025 by approximately $1.0 million, and reducing FICO scores on the entire retail portfolio would increase the ACL at December 31, 2025 by approximately $3.8 million. These sensitivity analyses are hypothetical and have been provided only to indicate the potential impact that changes in internal credit risk ratings and FICO scores may have on the ACL estimate, with all other inputs remaining constant.

See "Note 5. Allowance for Credit Losses" in the notes to the consolidated financial statements included in Item 8. Financial Statement and Supplementary Data and "Analysis of Financial Condition — Allowance for Credit Losses for Loans and Leases & Reserve for Unfunded Commitments" for more information on the ACL.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

Financial assets that are recorded at fair value on a recurring basis include available for sale investment securities and derivative financial instruments. As of December 31, 2025 and 2024, $2.1 billion or 9% and $1.9 billion or 8%, respectively, of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available for sale investment securities measured using information from a third-party pricing service. These investments in debt securities and mortgage backed securities were classified in Level 2 of the fair value hierarchy. Financial liabilities that were recorded at fair value on a recurring basis were comprised of derivative financial instruments. As of December 31, 2025 and 2024, $14.6 million or less than 1% and $8.4 million or less than 1%, respectively, of our total liabilities, consisted of financial liabilities recorded at fair value on a recurring basis. As of December 31, 2025 and 2024, $12.3 million and $6.1 million, respectively, was classified in Level 2 of the fair value hierarchy. As of both December 31, 2025 and 2024, $2.3 million was classified in Level 3 of the fair value hierarchy. As of December 31, 2025 and 2024, the liability which was classified in Level 3 of the fair value hierarchy was related to the sale of our Visa Class B restricted shares in 2016. We recorded a derivative liability which requires payment to the buyer of the Visa Class B restricted shares in the event Visa further reduces the conversion rate to its publicly traded Visa Class A shares.

Our third-party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third-party pricing service:

(1)   Our third-party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third-party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary.

(2)   On a monthly basis, management reviews the pricing information received from our third-party pricing service. This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market related conditions impacting the information provided by our third-party pricing service. We also identify investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades relative to historic levels, as well as instances of a significant widening of the bid ask spread in the brokered markets.

(3)   Our third-party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third-party pricing service. Our third-party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis.

Based on the composition of our investment securities portfolio, we believe that we have developed appropriate internal controls and performed appropriate due diligence procedures to prevent or detect material misstatements by our third-party pricing service. See "Note 21. Fair Value" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information on our use of fair value estimates.

Future Application of Accounting Pronouncements

For a discussion of the expected impact of accounting pronouncements recently issued but not adopted by us as of December 31, 2025, see "Note 1. Organization and Summary of Significant Accounting Policies — Recent Accounting Pronouncements" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for more information.

Risk Governance and Quantitative and Qualitative Disclosures About Market Risk

Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management and operational risk. See "Analysis of Financial Condition — Liquidity" and "—Capital" sections of this MD&A for further discussions of liquidity risk management and capital management, respectively.

Credit Risk

Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, industry, product, and/or geographic location levels is actively managed to mitigate concentration risk. In addition, credit risk management includes an independent credit review process that assesses compliance with commercial, real estate and consumer credit policies, risk ratings and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We understand and evaluate our customers' borrowing needs and capacity to repay, in conjunction with their character and history.

Management has identified three categories of loans that we use to develop our systematic methodology to determine the ACL: commercial, residential and consumer.

Commercial lending is further categorized into four distinct classes based on characteristics relating to the borrower, transaction and collateral. These classes are: commercial and industrial, commercial real estate, construction and lease financing. Commercial and industrial loans are primarily for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes by medium to larger Hawaii based corporations, as well as U.S. mainland and international companies. Commercial and industrial loans are typically secured by non-real estate assets whereby the collateral is trading assets, enterprise value or inventory. As with many of our customers, our commercial and industrial loan customers are heavily dependent on tourism, government expenditures and real estate values. Commercial real estate loans are secured by real estate, including but not limited to structures and facilities to support activities designated as retail, health care, general office space, warehouse and industrial space. Our Bank's underwriting policy generally requires that net cash flows from the property be sufficient to service the debt while still maintaining an appropriate amount of reserves. Commercial real estate loans in Hawaii are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity. Our construction lending portfolio consists primarily of land loans, single family and condominium development loans. Financing of construction loans is subject to a high degree of credit risk given the long delivery time frames for such projects. Construction lending activities are underwritten on a project financing basis whereby the cash flows or lease rents from the underlying real estate collateral or the sale of the finished inventory is the primary source of repayment. Market feasibility analysis is typically performed by assessing market comparables, market conditions and demand in the specific lending area and general community. We typically require presales of finished inventory or preleasing requirements prior to loan funding. However, because this analysis is typically performed on a forward-looking basis, real estate construction projects typically present a higher risk profile in our lending activities. Lease financing activities include commercial single investor leases and leveraged leases used to purchase items ranging from computer equipment to transportation equipment. Underwriting of new leasing arrangements typically includes analyzing customer cash flows, evaluating secondary sources of repayment, such as the value of the leased asset, the guarantors' net cash flows as well as other credit enhancements provided by the lessee.

Residential lending is further categorized into the following classes: residential mortgages (loans secured by 1-4 family residential properties and home equity loans) and home equity lines of credit. Our Bank's underwriting standards typically require LTV ratios of not more than 80%, although higher levels are permitted with accompanying mortgage insurance. First mortgage loans secured by residential properties generally carry a moderate level of credit risk, with an average loan size of approximately $392,000 as of December 31, 2025. Residential mortgage loan production is added to our loan portfolio or is sold in the secondary market, based on management's evaluation of our liquidity, capital and loan portfolio mix as well as market conditions. Changes in interest rates, the economic environment and other market factors have impacted, and will likely continue to impact, the marketability and value of collateral and the financial condition of our borrowers which impacts the level of credit risk inherent in this portfolio, although we remain in a supply constrained housing environment in Hawaii. Geographic concentrations exist for this portfolio as nearly all residential mortgage loans and home equity lines of credit are for residences located in Hawaii, Guam or Saipan. These island locales are susceptible to a wide array of potential natural disasters including, but not limited to, hurricanes, floods, tsunamis and earthquakes. We offer home equity lines of credit with variable rates; fixed rate lock options may be available post-closing. The qualifying debt payments for all lines are underwritten at 0.95% of the credit line amount. Our procedures for underwriting home equity lines of credit include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on repayment ability via debt-to-income ratios, LTV ratios and an evaluation of credit history.

Consumer lending is further categorized into the following classes of loans: credit cards, automobile loans and other consumer-related installment loans. Consumer loans are either unsecured or fully secured by the borrower's personal assets, including cash. The average loan size is generally small and risk is diversified among many borrowers. We offer a wide array of credit cards for business and personal use. In general, our customers are attracted to our credit card offerings on the basis of price, credit limit, reward programs and other product features. Credit card underwriting decisions are generally based on repayment ability of our borrower via DTI ratios, credit bureau information, and credit scores. Automobile lending activities include loans and leases secured by new or used automobiles. We originate the majority of our automobile loans and leases on an indirect basis through selected dealerships. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity and repayment ability, credit history and the ability to meet existing obligations and payments on the proposed loan or lease. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with the Bank listed as either the loss payee or additional insured. Installment loans consist of open and closed end facilities for personal and household purchases. We seek to maintain reasonable levels of risk in installment lending by following prudent underwriting guidelines which include an evaluation of personal credit history and ability to repay.

Market Risk

Market risk is the potential of loss arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. When the value of an instrument is tied to such external factors, the holder faces market risk. We are exposed to market risk primarily from interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

The potential cash flows, sales or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of U.S. interest rates. In the banking industry, changes in interest rates can significantly impact earnings and the safety and soundness of an entity.

Interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. This occurs when our interest earning loans and interest-bearing deposits mature or reprice at different times, on a different basis or in unequal amounts. Interest rates may also affect loan demand, credit losses, mortgage origination volume, pre-payment speeds and other items affecting earnings.

Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships and repricing characteristics of financial instruments. Our earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The monetary policies of the Federal Reserve can influence the overall growth of loans, investment securities and deposits and the level of interest rates earned on assets and paid for liabilities.

Market Risk Measurement

We primarily use net interest income simulation analysis to measure and analyze interest rate risk. We run various hypothetical interest rate scenarios and compare these results against a measured base case scenario. Our net interest income simulation analysis incorporates various assumptions, which we believe are reasonable but which may have a significant impact on results. These assumptions include: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market rate sensitive instruments on and off-balance sheet, (4) differing sensitivities of financial instruments due to differing underlying rate indices and (5) varying loan prepayment speeds for different interest rate scenarios. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather as a means to better plan and execute appropriate asset liability management strategies to manage our interest rate risk.

Table 25 presents, for the twelve months subsequent to December 31, 2025 and 2024, an estimate of the changes in net interest income that would result from ramps (gradual changes) and shocks (immediate changes) in market interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. Ramp scenarios assume interest rates move gradually in parallel across the yield curve relative to the base case scenario. Shock scenarios assume an immediate and sustained parallel shift in interest rates across the entire yield curve, relative to the base case scenario. The base case scenario assumes that the balance sheet and interest rates are generally unchanged. We evaluate the sensitivity by using a static forecast, where the balance sheets as of December 31, 2025 and 2024 are held constant.

Net Interest Income Sensitivity Profile - Estimated Percentage Change Over 12 Months		Table 25
	Static Forecast December 31, 2025	Static Forecast December 31, 2024
Gradual Change in Interest Rates (basis points)		
+200	**3.5 %**	3.1 %
+100	**1.8**	1.6
+50	**0.9**	0.8
(50)	**(0.9)**	(0.8)
(100)	**(1.8)**	(1.6)
Immediate Change in Interest Rates (basis points)		
+200	**6.3 %**	6.2 %
+100	**3.2**	3.2
+50	**1.6**	1.6
(50)	**(1.6)**	(1.6)
(100)	**(3.2)**	(3.3)

The table above shows the effects of a simulation which estimates the effect of a gradual and immediate sustained parallel shift in the yield curve of −100, −50, +50, +100 and +200 basis points in market interest rates over a twelve-month period on our net interest income.

Currently, our interest rate profile, assuming a constant balance sheet, is such that we project net interest income will benefit from higher interest rates as our assets would reprice faster and to a greater degree than our liabilities, while in the case of lower interest rates, our assets would reprice downward and to a greater degree than our liabilities. Other factors such as changes in balance sheet composition or deposit rate behavior could result in a change in repricing sensitivity.

Under the static balance sheet forecast as of December 31, 2025, our net interest income sensitivity profile is slightly higher in higher interest rate scenarios compared to similar forecasts as of December 31, 2024. The sensitivity outcomes described above are primarily due to the impact of holding a larger federal funds position as of December 31, 2025 as compared with December 31, 2024.

The comparisons above provide insight into the potential effects of changes in interest rates on net interest income. The Company believes that its approach to interest rate risk has appropriately considered its susceptibility to both rising and falling rates and has adopted strategies which minimize the impact of such risks.

We also have longer term interest rate risk exposures which may not be appropriately measured by net interest income simulation analysis. We use market value of equity ("MVE") sensitivity analysis to study the impact of long-term cash flows on earnings and capital. MVE involves discounting present values of all cash flows of on-balance sheet and off-balance sheet items under different interest rate scenarios. The discounted present value of all cash flows represents our MVE. MVE analysis requires modifying the expected cash flows in each interest rate scenario, which will impact the discounted present value. The amount of base case measurement and its sensitivity to shifts in the yield curve allow management to measure longer term repricing option risk in the balance sheet.

Limitations of Market Risk Measures

The results of our simulation analyses are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or faster than our assets re-price. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposits or if our mix of assets and liabilities otherwise changes. For example, while we maintain relatively high levels of liquidity, a faster than expected withdrawal of deposits out of the bank may cause us to seek higher cost sources of funding. Actual results could also differ from those projected if we experience substantially different prepayment speeds in our loan portfolio than those assumed in the simulation analyses. Finally, these simulation results do not consider all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, funding or hedging strategies.

Market Risk Governance

We seek to achieve consistent growth in net interest income and capital while managing volatility arising from changes in market interest rates. The objective of our interest rate risk management process is to increase net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

To manage the impact on net interest income, we manage our exposure to changes in interest rates through our asset and liability management activities within guidelines established by our ALCO and approved by our board of directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposures. The objective of our interest rate risk management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Through review and oversight by the ALCO, we attempt to engage in strategies that neutralize interest rate risk as much as possible. Our use of derivative financial instruments, as detailed in "Note 16. Derivative Financial Instruments" in the notes to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data, has generally been limited. This is due to natural on balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. In particular, the investment securities portfolio is utilized to manage the interest rate exposure and sensitivity to within the guidelines and limits established by the ALCO. We utilize natural and offsetting economic hedges in an effort to reduce the need to employ off-balance sheet derivative financial instruments to hedge interest rate risk exposures. Expected movements in interest rates are also considered in managing interest rate risk. Thus, as interest rates change, we may use different techniques to manage interest rate risk.

Management uses the results of its various simulation analyses to formulate strategies to achieve a desired risk profile within the parameters of our capital and liquidity guidelines.

Operational Risk

Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters), or compliance, reputational or legal matters, including the risk of loss resulting from fraud, litigation and breaches in data security. Operational risk is inherent in all of our business ventures and the management of that risk is important to the achievement of our objectives. We have a framework in place that includes the reporting and assessment of any operational risk events, and the assessment of our mitigating strategies within our key business lines. This framework is implemented through our policies, processes and reporting requirements. We measure and report operational risk using the seven operational risk event types projected by the Basel Committee on Banking Supervision in Basel II: (1) external fraud; (2) internal fraud; (3) employment practices and workplace safety; (4) clients, products and business practices; (5) damage to physical assets; (6) business disruption and system failures; and (7) execution, delivery and process management. Our operational risk review process is also a core part of our assessment of material new products or activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 7. MD&A - Risk Governance and Quantitative and Qualitative Disclosures About Market Risk."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
First Hawaiian, Inc.
Honolulu, Hawaii

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Hawaiian, Inc. and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses (ACL)—Refer to Notes 1 and 5 to the consolidated financial statements.

Critical Audit Matter Description

The Company's ACL methodology consists of a quantitative estimation model and qualitative adjustments to account for current conditions and forward-looking factors not captured in the quantitative model. Qualitative adjustments the Company's management considered include adjustments for macroeconomic uncertainties, regulatory determinants, model limitations, and other current or anticipated events that are not captured in the Company's quantitative model.

Determining the appropriate level of qualitative adjustments is inherently subjective and relies on significant judgment. Given the magnitude of the impact and significant amount of judgment required by management in developing the qualitative adjustment for macroeconomic uncertainties, performing audit procedures to evaluate the reasonableness of the qualitative adjustment for macroeconomic uncertainties required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the qualitative adjustment for macroeconomic uncertainties included the following procedures, among others:

- We tested the effectiveness of controls over the qualitative adjustments with the ACL model, including management's review over the qualitative adjustment for macroeconomic uncertainties.

- We evaluated the reasonableness and conceptual soundness of the ACL modeling framework, including the use of qualitative adjustments.

- We tested the mathematical accuracy of the calculation of the ACL, as well as the accuracy and completeness of data used as inputs to the determination of the qualitative adjustment for macroeconomic uncertainties.

- We evaluated the qualitative adjustment for macroeconomic uncertainties, including assessing the reasonableness of and basis for the adjustments.

- We evaluated the magnitude and proportion of the overall ACL, including the directional consistency of the qualitative adjustment for macroeconomic uncertainties, as well as the absolute value of the ACL attributable to the qualitative adjustments.

- We performed analytical analysis, including retrospective review, various coverage and ratio analysis, and peer institution analysis, to evaluate the relevance of the underlying drivers used to determine the overall ACL, which included the qualitative adjustment for macroeconomic uncertainties.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
February 27, 2026

We have served as the Company's auditor since 2012.

FIRST HAWAIIAN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share amounts)	Year Ended December 31,		
	2025	2024	2023
Interest income			
Loans and lease financing	$ 774,419	$ 805,941	$ 748,053
Available-for-sale investment securities	54,086	54,306	74,241
Held-to-maturity investment securities	64,577	69,376	73,497
Other	58,221	50,421	27,788
Total interest income	951,303	980,044	923,579
Interest expense			
Deposits	279,290	335,717	258,221
Short-term and long-term borrowings	7,421	19,988	26,289
Other	850	1,601	2,942
Total interest expense	287,561	357,306	287,452
Net interest income	663,742	622,738	636,127
Provision for credit losses	27,200	14,750	26,630
Net interest income after provision for credit losses	636,542	607,988	609,497
Noninterest income			
Service charges on deposit accounts	31,636	31,090	29,647
Credit and debit card fees	61,807	64,401	63,888
Other service charges and fees	53,153	45,862	37,299
Trust and investment services income	36,941	38,306	38,449
Bank-owned life insurance	20,613	17,861	15,326
Investment securities gains (losses), net	37	(26,171)	792
Other	12,859	14,454	15,414
Total noninterest income	217,046	185,803	200,815
Noninterest expense			
Salaries and employee benefits	245,906	235,565	225,755
Contracted services and professional fees	60,297	60,912	66,423
Occupancy	30,224	28,971	29,608
Equipment	56,292	53,902	45,109
Regulatory assessment and fees	12,080	19,091	32,073
Advertising and marketing	8,573	7,719	7,615
Card rewards program	33,363	33,831	31,627
Other	52,610	61,198	62,928
Total noninterest expense	499,345	501,189	501,138
Income before provision for income taxes	354,243	292,602	309,174
Provision for income taxes	77,977	62,473	74,191
Net income	$ 276,266	$ 230,129	$ 234,983
Basic earnings per share	$ 2.21	$ 1.80	$ 1.84
Diluted earnings per share	$ 2.20	$ 1.79	$ 1.84
Basic weighted-average outstanding shares	124,793,785	127,702,573	127,567,547
Diluted weighted-average outstanding shares	125,509,146	128,325,865	127,915,873

The accompanying notes are an integral part of these consolidated financial statements.

FIRST HAWAIIAN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Net income..	$ 276,266	$ 230,129	$ 234,983
Other comprehensive (loss) income, net of tax:			
Net change in pension and other benefits.........................	(2,411)	3,494	58
Net change in investment securities	98,723	62,004	105,087
Net change in cash flow derivative hedges.......................	(458)	718	3,899
Other comprehensive income....................................	95,854	66,216	109,044
Total comprehensive income...................................	$ 372,120	$ 296,345	$ 344,027

The accompanying notes are an integral part of these consolidated financial statements.

FIRST HAWAIIAN, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share amount)	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 228,734	$ 258,057
Interest-bearing deposits in other banks	1,249,018	912,133
Investment securities:		
Available-for-sale, at fair value (amortized cost: $2,246,716 as of December 31, 2025 and $2,190,448 as of December 31, 2024)	2,076,233	1,926,516
Held-to-maturity, at amortized cost (fair value: $3,188,775 as of December 31, 2025 and $3,262,509 as of December 31, 2024)	3,533,082	3,790,650
Loans held for sale	1,370	—
Loans and leases	14,312,529	14,408,258
Less: allowance for credit losses	168,468	160,393
Net loans and leases	14,144,061	14,247,865
Premises and equipment, net	303,496	288,530
Accrued interest receivable	77,641	79,979
Bank-owned life insurance	513,182	491,890
Goodwill	995,492	995,492
Mortgage servicing rights	4,638	5,078
Other assets	828,305	831,996
Total assets	**$ 23,955,252**	**$ 23,828,186**
Liabilities and Stockholders' Equity		
Deposits:		
Interest-bearing	$ 13,968,376	$ 13,347,068
Noninterest-bearing	6,547,292	6,975,148
Total deposits	20,515,668	20,322,216
Short-term borrowings	—	250,000
Retirement benefits payable	99,052	97,135
Other liabilities	571,167	541,349
Total liabilities	21,185,887	21,210,700
Commitments and contingent liabilities (Note 17)		
Stockholders' equity		
Common stock ($0.01 par value; authorized 300,000,000 shares; issued/outstanding: 142,184,584 / 122,689,256 as of December 31, 2025; issued/outstanding: 141,748,847 / 126,422,898 as of December 31, 2024)	1,422	1,417
Additional paid-in capital	2,576,540	2,560,380
Retained earnings	1,078,885	934,048
Accumulated other comprehensive loss, net	(368,140)	(463,994)
Treasury stock (19,495,328 shares as of December 31, 2025 and 15,325,949 shares as of December 31, 2024)	(519,342)	(414,365)
Total stockholders' equity	2,769,365	2,617,486
Total liabilities and stockholders' equity	**$ 23,955,252**	**$ 23,828,186**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST HAWAIIAN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance as of December 31, 2022	127,363,327	$ 1,410	$ 2,538,336	$ 736,544	$ (639,254)	$ (368,031)	$ 2,269,005
Net income	—	—	—	234,983	—	—	234,983
Cash dividends declared ($1.04 per share)	—	—	—	(132,646)	—	—	(132,646)
Common stock issued under Employee Stock Purchase Plan	16,226	—	308	—	—	—	308
Equity-based awards	239,208	3	9,606	(1,022)	—	(3,215)	5,372
Other comprehensive income, net of tax	—	—	—	—	109,044	—	109,044
Balance as of December 31, 2023	127,618,761	1,413	2,548,250	837,859	(530,210)	(371,246)	2,486,066
Net income	—	—	—	230,129	—	—	230,129
Cash dividends declared ($1.04 per share)	—	—	—	(132,798)	—	—	(132,798)
Common stock issued under Employee Stock Purchase Plan	11,362	—	245	—	—	—	245
Equity-based awards	266,351	4	11,885	(1,142)	—	(2,778)	7,969
Common stock repurchased	(1,473,576)	—	—	—	—	(40,000)	(40,000)
Stock repurchase excise tax	—	—	—	—	—	(341)	(341)
Other comprehensive income, net of tax	—	—	—	—	66,216	—	66,216
Balance as of December 31, 2024	126,422,898	1,417	2,560,380	934,048	(463,994)	(414,365)	2,617,486
Net income	**—**	**—**	**—**	**276,266**	**—**	**—**	**276,266**
Cash dividends declared ($1.04 per share)	**—**	**—**	**—**	**(129,907)**	**—**	**—**	**(129,907)**
Common stock issued under Employee Stock Purchase Plan	**11,504**	**—**	**275**	**—**	**—**	**—**	**275**
Equity-based awards	**275,408**	**5**	**15,885**	**(1,522)**	**—**	**(4,055)**	**10,313**
Common stock repurchased	**(4,020,554)**	**—**	**—**	**—**	**—**	**(100,000)**	**(100,000)**
Stock repurchase excise tax	**—**	**—**	**—**	**—**	**—**	**(922)**	**(922)**
Other comprehensive income, net of tax	**—**	**—**	**—**	**—**	**95,854**	**—**	**95,854**
Balance as of December 31, 2025	**122,689,256**	**$ 1,422**	**$ 2,576,540**	**$ 1,078,885**	**$ (368,140)**	**$ (519,342)**	**$ 2,769,365**

The accompanying notes are an integral part of these consolidated financial statements.

FIRST HAWAIIAN, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(dollars in thousands)	2025	2024	2023
Cash flows from operating activities			
Net income	$ 276,266	$ 230,129	$ 234,983
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	27,200	14,750	26,630
Depreciation, amortization and accretion, net	33,562	38,012	42,767
Deferred income tax benefit	(337)	(11,287)	(13,656)
Stock-based compensation	15,890	11,889	9,609
Gain on property insurance proceeds	—	(2,559)	—
Other losses (gains)	65	(164)	(5,834)
Originations of loans held for sale	(16,619)	(38,242)	(21,324)
Proceeds from sales of loans held for sale	15,084	37,933	22,240
Net (gains) losses on investment securities	(37)	26,171	(792)
Premiums paid on cash flow hedges	(2,914)	—	—
Amortization of premiums on cash flow hedges	443	—	—
Change in assets and liabilities:			
Net decrease (increase) in other assets	21,845	18,109	(40,156)
Net (decrease) increase in other liabilities	(35,378)	(7,228)	559
Net cash provided by operating activities	335,070	317,513	255,026
Cash flows from investing activities			
Available-for-sale securities:			
Proceeds from maturities and principal repayments	277,924	293,295	431,535
Proceeds from calls and sales	84,534	335,884	510,837
Purchases	(418,829)	(291,779)	—
Held-to-maturity securities:			
Proceeds from maturities and principal repayments	287,715	287,228	311,195
Proceeds from calls	4,640	1,945	8,290
Other investments:			
Proceeds from sales	16,162	15,427	131,288
Purchases	(45,915)	(42,052)	(133,212)
Loans:			
Net decrease (increase) in loans and leases resulting from originations and principal repayments	206,609	(62)	(177,923)
Proceeds from sales of loans originated for investment	—	27,526	—
Purchases of loans	(116,424)	(58,628)	(57,879)
Proceeds from bank-owned life insurance	1,475	5,879	8,486
Purchases of bank-owned life insurance	(2,000)	—	—
Proceeds from property insurance	—	2,559	—
Purchases of premises, equipment and software	(31,779)	(28,774)	(15,988)
Proceeds from sales of premises and equipment	—	—	8,509
Other	—	104	34
Net cash provided by investing activities	264,112	548,552	1,025,172
Cash flows from financing activities			
Net increase (decrease) in deposits	193,452	(1,010,441)	(356,372)
Proceeds from short-term borrowings	—	250,000	—
Repayment of short-term borrowings	(250,000)	(500,000)	—
Net decrease in other short-term borrowings	—	—	(75,000)
Proceeds from long-term borrowings	—	—	500,000
Dividends paid	(130,951)	(132,798)	(132,646)
Stock tendered for payment of withholding taxes	(4,055)	(2,778)	(3,215)
Proceeds from employee stock purchase plan	275	245	308
Common stock repurchased	(100,000)	(40,000)	—
Stock repurchase excise tax paid in current year	(341)	—	—
Net cash used in financing activities	(291,620)	(1,435,772)	(66,925)
Net increase (decrease) in cash and cash equivalents	307,562	(569,707)	1,213,273
Cash and cash equivalents at beginning of year	1,170,190	1,739,897	526,624
Cash and cash equivalents at end of year	$ 1,477,752	$ 1,170,190	$ 1,739,897
Supplemental disclosures			
Interest paid	$ 293,335	$ 362,519	$ 262,186
Noncash investing and financing activities:			
Operating lease right-of-use assets obtained in exchange for new lease obligations	4,187	5,396	4,775
Transfers to loans held for sale from loans and leases	—	27,096	1,133
Obligation to fund low-income housing partnerships	95,496	56,640	63,086
Stock repurchase excise tax settled in subsequent year	922	341	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Basis of Presentation

First Hawaiian, Inc. ("FHI" or the "Parent"), a bank holding company, owns 100% of the outstanding common stock of First Hawaiian Bank ("FHB" or the "Bank"). FHB is a state-chartered bank that is not a member of the Federal Reserve System. FHB, the oldest financial institution in Hawaii, was established as Bishop & Company in 1858. As of December 31, 2025, FHB is the largest bank headquartered in Hawaii as measured by loans and leases and net income. FHB has 49 branches located throughout the State of Hawaii, Guam and Saipan, and offers a comprehensive suite of banking services to consumer and commercial customers including loans, deposit products, wealth management, insurance, trust, retirement planning, credit card and merchant processing services.

The accounting and reporting principles of First Hawaiian, Inc. and Subsidiary (the "Company") conform to U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the financial services industry. Intercompany accounts and transactions have been eliminated in consolidation.

Transition to an Independent Public Company

Prior to FHI's initial public offering in August 2016 ("IPO"), the Company was an indirect wholly owned subsidiary of BNP Paribas ("BNPP"), a global financial institution based in France.

On April 1, 2016, BNPP effected a series of transactions ("Reorganization Transactions") pursuant to which FHI, which was then known as BancWest Corporation ("BancWest"), contributed Bank of the West ("BOW"), its subsidiary at the time, to BancWest Holding Inc. ("BWHI"), a newly formed bank holding company and a wholly owned subsidiary of BancWest. Following the contribution of BOW to BWHI, BancWest distributed its interest in BWHI to BNPP, and BWHI became a wholly owned subsidiary of BNPP. As part of these transactions, the Company amended its certificate of incorporation to change its name to First Hawaiian, Inc., with First Hawaiian Bank remaining its only direct wholly owned subsidiary.

On July 1, 2016, the Company became an indirect wholly owned subsidiary of BNP Paribas USA, Inc. ("BNP Paribas USA"), BNPP's U.S. intermediate holding company. As part of that reorganization, the Company became a direct wholly owned subsidiary of BancWest Corporation ("BWC"), a direct wholly owned subsidiary of BNP Paribas USA.

During 2017 through 2019, BNPP, acting through BWC, sold all of the shares of FHI common stock that it beneficially owned in underwritten public offerings and share repurchases by the Company, fully exited its ownership interest in FHI common stock.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events, actual results may differ from these estimates.

Variable Interest Entities

A variable interest entity ("VIE") is a legal entity that lacks the ability to financially support its activities or whose equity investors lack the ability to control its activities or absorb profits and losses proportionately with their investment in the entity. The primary beneficiary consolidates the VIE. The primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE.

The Company has a limited partnership interest or is a member in a limited liability company ("LLC") in several low-income housing partnerships. These partnerships or LLCs provide funds for the construction and operation of apartment complexes that provide affordable housing to that segment of the population with lower family income. If these developments successfully attract a specified percentage of residents falling in that lower income range, state and/or federal income tax credits are made available to the partners or members. The tax credits are generally recognized over 5 or 10 years. In order to continue receiving the tax credits each year over the life of the partnership or LLC, the low-income residency targets must be maintained.

The Company generally accounts for its interests in these low-income housing partnerships using the proportional amortization method. The Company's investments in these partnership interests are included in other assets in the consolidated balance sheets. Unfunded commitments to fund these investments are unconditional and legally binding and are recorded in other liabilities in the consolidated balance sheets.

These low-income housing partnership and LLC entities meet the definition of a VIE; however, the Company is not the primary beneficiary of the entities, as the general partner or managing member has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership or LLC agreements allow the limited partners and members, through a majority vote, to remove the general partner or managing member, this right is not deemed to be substantive as the general partner or managing member can only be removed for cause.

Cash and Due from Banks

Cash and due from banks include amounts due from other financial institutions as well as in-transit clearings. Because amounts due from other financial institutions often exceed the Federal Deposit Insurance Corporation ("FDIC") deposit insurance limit, the Company evaluates the credit risk of these institutions through periodic review of their financial condition and regulatory capital position. Cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks. All amounts are readily convertible to cash and have original maturities of less than 90 days.

Interest-bearing Deposits in Other Banks

Interest-bearing deposits in other banks include funds held in other financial institutions that are either fixed or variable rate instruments, including certificates of deposits. Interest income is recorded when earned and presented within other interest income in the Company's consolidated statements of income.

Investment Securities

As of December 31, 2025 and 2024, investment securities were comprised primarily of debt securities, mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies and government-sponsored enterprises, with under 5% of the investment securities comprised of collateralized loan obligations rated AA or better, obligations issued by local state and political subdivisions rated AA or better and non-agency commercial mortgage-backed securities rated AAA. The Company amortizes premiums and accretes discounts using the interest method over the expected lives of the individual securities. Premiums on callable debt securities are amortized to their next call date. All investment securities transactions are recorded on a trade-date basis.

As of December 31, 2025 and 2024, the Company's investment securities were categorized as either available-for-sale (investment securities that may be sold before maturity at the discretion of management) or held-to-maturity (investment securities that management has the positive intent and ability to hold to maturity). Available-for-sale investment securities are reported at fair value, with unrealized gains and losses reported in accumulated other comprehensive income. Gains and losses realized on sales of available-for-sale investment securities are determined using the specific identification method. Held-to-maturity investment securities are reported at amortized cost and may have a realized gain or loss if the investment security is retired or redeemed before the original maturity date.

Transfers of debt securities from the available-for-sale category to the held-to-maturity category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer remains in accumulated other comprehensive income and in the carrying value of the held-to-maturity investment security. Premiums or discounts on investment securities are amortized or accreted as an adjustment of yield using the interest method over the expected life of the security. Unrealized holding gains or losses that remain in accumulated other comprehensive income are also amortized or accreted over the expected life of the security as an adjustment of yield, offsetting the related amortization of the premium or accretion of the discount.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates at the individual security level whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

For held-to-maturity debt securities, the Company utilizes the Current Expected Credit Loss ("CECL") approach to estimate lifetime expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of held-to-maturity debt securities to present the net amount expected to be collected from held-to-maturity debt securities.

Changes in the allowance for credit losses, if any, are recorded as a provision for (or reversal of) credit losses. Losses are charged against the allowance when management believes the available-for-sale or held-to-maturity investment security is deemed uncollectible or when either of the criteria regarding intent or requirement to sell an available-for-sale investment security is met. Recoveries do not exceed the aggregate of amounts previously charged-off. As of December 31, 2025 and 2024, the Company's available-for-sale and held-to-maturity investment securities were comprised primarily of debt securities, mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies and government-sponsored enterprises. Management has concluded that the long history with no credit losses from these issuers indicates an expectation that nonpayment of the amortized cost basis is zero, and these securities are explicitly or implicitly fully guaranteed by the U.S. government. The U.S. government can print its own currency and its currency is routinely held by central banks and other major financial institutions. The dollar is used in international commerce, and commonly is viewed as a reserve currency, all of which qualitatively indicates that historical credit loss information should be minimally affected by current conditions and reasonable and supportable forecasts. Under 5% of the investment securities were comprised of collateralized loan obligations rated AA or better, obligations issued by local state and political subdivisions rated AA or better, and non-agency commercial mortgage-backed securities rated AAA. These securities are investment grade and highly rated and carry either sufficient credit enhancement or days cash on hand to support timely payments of principal and interest. As a result, the Company does not expect any future payment defaults and has not recorded an allowance for credit losses for its available-for-sale and held-to-maturity debt securities as of December 31, 2025 and 2024.

Accrued interest receivable related to available-for-sale and held-to-maturity investment securities are recorded separately from the amortized cost basis of investment securities on the Company's consolidated balance sheet.

Loans Held for Sale

The Company originates certain loans for individual sale or for sale as a pool of loans to government-sponsored enterprises. Loans held for sale are carried, on an aggregate basis, at the lower of cost or fair value. The fair value of loans held for sale is primarily determined based on quoted prices for similar loans in active markets. Net gains and losses on loan sales are recorded as a component of other noninterest income. Direct loan origination costs and fees are deferred at origination of the loan and are recognized in other noninterest income upon sale of the loan.

Loans and Leases

Loans are reported at amortized cost, which includes the principal amount outstanding net of unamortized and unaccreted deferred loan fees and costs, and cumulative net charge-offs. Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs and unearned discounts and premiums, if any, are deferred and are generally accreted or amortized into interest income as yield adjustments using the interest method over the contractual life of the loan. Other credit-related fees are recognized as fee income, a component of noninterest income, when earned.

Direct financing leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Unearned income on direct financing leases is amortized over the lease term by methods that approximate the interest method. Residual values on leased assets are periodically reviewed for impairment.

Accrued interest receivable related to loans and leases is recorded separately from the amortized cost basis of loans and leases on the Company's consolidated balance sheet.

Nonaccrual Loans and Leases

The Company generally places a loan or lease on nonaccrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal or interest, unless it is well secured and in the process of collection. A full or partial charge-off is recorded in the period in which the loan or lease is deemed uncollectible. When the Company places a loan or lease on nonaccrual status, previously accrued and uncollected interest is concurrently reversed against interest income. When the Company receives an interest payment on a nonaccrual loan or lease, the payment is applied as a reduction of the principal balance. Nonaccrual loans and leases are generally returned to accrual status when they become current as to principal and interest and future payments are reasonably assured.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Loan modifications are assessed by the Company to determine: (1) whether the borrower is experiencing financial difficulty and (2) whether the Company granted the borrower a modification or combination of modifications in the form of one or more of the following modification types: principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay and/or a term extension. If both criteria are met, then the loan modification is subject to additional evaluation for credit losses and enhanced disclosure requirements.

Generally, a non-accrual loan that has been modified with a borrower experiencing financial difficulty remains on nonaccrual status for at least six months to demonstrate that the borrower is able to meet the terms of the modified loan. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment terms is uncertain, the loan remains on non-accrual status.

Allowance for Credit Losses

The allowance for credit losses for loans and leases (the "ACL") is a valuation account that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected from loans and leases. Loans and leases are charged-off against the ACL when management believes the loan or lease balance is deemed uncollectible. Recoveries do not exceed the aggregate of amounts previously charged-off. The Company's ACL and the reserve for unfunded commitments under the CECL approach consist of quantitative and qualitative estimates. The Company's methodology leverages two quantitative models: a multi-variable forward-looking macroeconomic model that estimates the impact of management's economic outlook and a transition probability matrix that estimates expected losses over the long run. The quantitative estimation is overlaid with qualitative adjustments to account for current conditions and forward-looking factors not captured in the quantitative model. Qualitative adjustments that are considered include adjustments for macroeconomic factors, regulatory determinants, model limitations, and other current or anticipated events that are not captured in the Company's historical loss experience.

The Company generally evaluates loans and leases on a collective or pool basis when similar risk characteristics exist. However, loans and leases that do not share similar risk characteristics are evaluated on an individual basis. Such loans and leases evaluated individually are excluded from the collective evaluation. Individually assessed loans are measured for estimated credit loss ("ECL") based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, less estimated selling costs, if the loan is collateral-dependent.

Management reviews relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts about the future. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels, or term as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or other relevant factors.

The Company utilizes a Probability of Default ("PD")/Loss Given Default ("LGD") framework to estimate the ACL and the reserve for unfunded commitments on all portfolios except single family residential. The PD represents the percentage expectation to default, measured by assessing loans and leases that migrate to default status (i.e., nonaccrual status, 90 days or more past due, partial or full charge-offs or bankruptcy). LGD is defined as the percentage of the exposure at default ("EAD") lost at the time of default, net of any recoveries, and will be unique to each of the collateral types securing the Company's loans. PD and LGD's are based on past experience of the Company. The ECL on loans and leases is calculated by taking the product of the credit exposure, lifetime default probability ("LDP") and the LGD. For the single family residential portfolio, the Company utilizes a similar framework using Loss Probability (the likelihood a borrower's asset will be charged-off) instead of PD, and Loss Severity (the share of an asset, expressed as a percent of the asset, that is a loss when a borrower's asset is charged-off) instead of LGD.

The ECL model is applied to current credit exposures at the account level, using assumptions calibrated at the portfolio segment level using internal historical loan and lease data. The Company estimates the default risk of a credit exposure over the remaining life of each account using a transition probability matrix approach which captures both the average rate of up/down-grade and default/loss transitions, as well as withdrawal rates which capture the historical rate of exposure decline due to loan and lease amortization and prepayment. To apply the transition matrices, each credit exposure's remaining life is split into two time-segments. The first time-segment is for the reasonable and supportable forecast period over which the transition matrices which are applied have been adjusted to incorporate current and forecasted conditions over that period. Management has determined that using a one-year time horizon for the reasonable and supportable forecast period for all classes of loans and leases is a reasonable forecast horizon given the difficulty in predicting future economic conditions with a high degree of certainty. The second time-segment is from the end of the reasonable and supportable forecast period to the maturity of the exposure, over which long-run average transition matrices are applied. Management elected to use an immediate reversion to the mean approach. Lifetime loss rates are applied against the amortized cost basis of loans and leases and unfunded commitments to estimate the ACL and the reserve for unfunded commitments, respectively.

On at least a quarterly basis, management convenes the Bank's forecasting team which is responsible for reviewing the economic forecast model inputs and outputs and approving the resulting economic adjustment. The model uses a multi-variable econometric model to produce factors that modify the long-run default/loss rate assumptions used in the CECL model. These factors are applied to calculate the economic adjustment over the Reasonable and Supportable Forecast Period. At the meeting, management is presented with the economic forecast model input and output as well as the resulting economic adjustment.

The economic forecast framework allows management to use judgment in selecting the economic model input in cases where management's outlook diverges from the official forecasts, and to apply qualitative dollar overlays to account for other economic related conditions not captured in the economic forecast model but are expected to potentially impact losses.

To inform the qualitative overlay, the team reviews other relevant economic variables and economic factors at the time of the meeting that could potentially impact future losses. These materials are presented to the economic forecasting team as they are economic in nature. If determined to be relevant and needing to be considered in the ACL estimate, these risks will be accounted for in the ACL estimate through a qualitative dollar overlay that is determined using either quantitative analysis or qualitative judgment, or a mix of both. These other factors could include inflation indicators, personal income, or visitor arrivals, for example.

The Company has identified three portfolio segments in estimating the ACL: commercial, residential real estate and consumer lending. The Company's commercial portfolio segment is comprised of four distinct classes: commercial and industrial loans, commercial real estate loans, construction loans and lease financing. The key risk drivers related to this portfolio segment include risk rating, collateral type, and remaining maturity. The Company's residential real estate portfolio segment is comprised of two distinct classes: residential real estate loans and home equity lines of credit. Specific risk characteristics related to this portfolio include the value of the underlying collateral, credit score and remaining maturity. Finally, the Company's consumer portfolio segment is not further segmented, but consists primarily of automobile loans, credit cards and other installment loans. Automobile loans constitute the majority of this segment and are monitored using credit scores, collateral values and remaining maturity. The remainder of the consumer portfolio is predominantly unsecured.

Regarding accrued interest receivable, the Company made accounting policy elections to (1) not measure an ACL on accrued interest receivable, (2) write-off accrued interest receivable by reversing interest income and (3) present accrued interest receivable separately from the related financial asset on the balance sheet. Furthermore, regarding collateral-dependent financial assets, the Company elected the practical expedient to use the fair value of collateral less estimated selling costs at the reporting date when recording the net carrying amount of the asset and determining the ACL for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company's assessment as of the reporting date.

Reserve for Unfunded Commitments

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The reserve for unfunded commitments, which is a component of other liabilities in the consolidated balance sheets, is adjusted through the provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Provision for Credit Losses

The provision for credit losses (the "Provision") represents the amount charged against current period earnings to achieve an ACL and reserve for unfunded commitments that in management's judgment is adequate to absorb expected credit losses related to the Company's loan and lease portfolio and off-balance sheet credit exposures. Accordingly, the Provision will vary from period to period based on management's ongoing assessment of the overall adequacy of the ACL and reserve for unfunded commitments.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of 7 to 39 years for premises, 3 to 20 years for equipment and the shorter of the lease term or remaining useful life for leasehold improvements.

On a periodic basis, long-lived assets are reviewed for impairment. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds its fair value and is not recoverable. An impairment analysis is performed whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets may not be recoverable.

Operating lease rental income for leased assets, primarily premises, is recognized on a straight-line basis as an offset to rental expense.

Other Real Estate Owned and Repossessed Personal Property

Other real estate owned ("OREO") and repossessed personal property are comprised primarily of properties that the Company acquires through foreclosure proceedings. The Company values these properties at fair value less estimated costs to sell the property upon acquisition, which establishes the new carrying value. The Company charges losses arising upon the acquisition of the property against the ACL. If the fair value of the property at the time of acquisition exceeds the carrying amount of the loan, the excess is recorded as a recovery of previous amounts written off to the ACL and then as a gain on initial transfer in other noninterest income thereafter. After acquisition, the Company carries such properties at the lower of cost or fair value less estimated selling costs on a nonrecurring basis. Any write-downs or losses or gains from the subsequent disposition of such properties are included in other noninterest income.

Bank-Owned Life Insurance

The Company purchases life insurance policies on the lives of certain officers and employees and is the owner and beneficiary of these policies. Bank-owned life insurance is recorded on the Company's consolidated balance sheets at its cash surrender value ("CSV"). Changes in the CSV and any death benefits received in excess of the CSV are recognized as noninterest income in the consolidated statements of income.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the net assets acquired. The Company performs impairment testing of goodwill, an indefinite-lived intangible asset, as required under GAAP on an annual basis in the fourth quarter or when circumstances change that indicate that a potential impairment may have occurred. The Company has assigned goodwill to its reporting units for impairment testing purposes. The goodwill impairment guidance provides the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing further impairment tests is unnecessary. However, if an entity concludes otherwise, or does not elect this option, it is required to perform impairment testing. The quantitative impairment test identifies potential impairments at the reporting unit level by comparing the estimated fair value of each identified reporting unit to its carrying amount. If the estimated fair value of a reporting unit exceeds its carrying amount, there is no impairment of goodwill. However, if the carrying amount exceeds the estimated fair value, an impairment exists, and an impairment loss is recognized in an amount equal to that excess but not to exceed the amount of goodwill within that reporting unit. Subsequent reversals of goodwill impairment are prohibited.

During the quarter ended December 31, 2025, as described in "Note 22. Reportable Operating Segments," the Company realigned its internal organizational and management reporting structure. As a result of this change, the Company reduced its reportable operating segments from three to two. The Company's reportable segments are now Retail Banking and Commercial Banking. Activities previously reported within the Treasury and Other segment are now included in Corporate/Other, as Treasury exists to support the Company's operating segments. The change in reportable segments reflects how the Company's chief operating decision maker currently evaluates performance and allocates resources. The Company's two reporting units for goodwill impairment testing (Retail Banking and Commercial Banking) remain unchanged.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as assets when residential mortgage loans are sold and the rights to service those loans are retained. Mortgage servicing rights are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income, incorporating assumptions that market participants would use in their estimates of fair value.

The Company's mortgage servicing rights are accounted for under the amortization method and periodically assessed for impairment. The Company amortizes the mortgage servicing rights over the period of estimated net servicing income, taking into account prepayment assumptions. Any such indicated impairment is recognized in earnings during the period in which the impairment occurs. Mortgage servicing income, net of the amortization of mortgage servicing rights, is recorded as a component of other noninterest income in the consolidated statements of income.

Non-Marketable Equity Securities

The Company is required to own Federal Home Loan Bank ("FHLB") of Des Moines stock as a condition of membership. These securities are accounted for under the cost method, which equals par value, and are included in other assets in the consolidated balance sheets. These securities do not have a readily determinable fair value as ownership is restricted and there is no market for these securities. The Company reviews these securities periodically for impairment. Management considers these securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value. No impairment was recognized on non-marketable equity securities for the years ended December 31, 2025, 2024 and 2023.

Internal-Use Software

Capitalized internal-use software, stated at cost less accumulated amortization, includes purchased software and capitalizable application development costs associated with internally developed software. Capitalized internal-use software is included as a component of other assets, net of accumulated amortization, on the consolidated balance sheets. Amortization expense is computed on a straight-line method over the estimated useful life of the software, generally up to five years.

The Company also enters in the ordinary course of business into technology-related hosting arrangements that are service contracts. These arrangements can include capitalizable implementation costs that are amortized on a straight-line basis over the term of the hosting arrangement. Capitalized implementation costs associated with hosting arrangements that are service contracts are included as a component of other assets, net of accumulated amortization, on the consolidated balance sheets.

Pension and Other Postretirement Benefit Plans

The Company has a qualified noncontributory defined benefit pension plan, an unfunded supplemental executive retirement plan, a directors' retirement plan, a non-qualified pension plan for eligible directors and a postretirement benefit plan providing life insurance and healthcare benefits that is offered to directors and employees, as applicable. The qualified noncontributory defined benefit pension plan, the unfunded supplemental executive retirement plan and the directors' retirement plan are all frozen plans to new participants. To calculate annual pension costs, management uses the following key variables: (1) size of the employee population, length of service and estimated compensation increases; (2) actuarial assumptions and estimates; (3) expected long-term rate of return on plan assets; and (4) discount rate. For all pension and postretirement benefit plan calculations, the Company uses a December 31st measurement date.

The expected long-term rate of return was based on a calculated rate of return from average rates of return on various asset classes over a 20-year historical time horizon. Using long-term historical data allows the Company to capture multiple economic environments, which management believes is relevant when using historical returns. Net actuarial gains or losses that exceed a 5% corridor of the greater of the projected benefit obligation or the fair value of plan assets as of the beginning of the year are amortized from accumulated other comprehensive income into net periodic pension cost on a straight-line basis over five years.

In estimating the projected benefit obligation, an independent actuary bases assumptions on factors such as mortality rate, turnover rate, retirement rate, disability rate and other assumptions related to the population of individuals in the pension plan. If significant actuarial gains or losses occur, the actuary reviews the demographic and economic assumptions with management, at which time the Company considers revising these assumptions based on actual results.

The Company recognizes an asset on its consolidated balance sheets for a plan's overfunded status or a liability for a plan's underfunded status. The Company also measures the plans' assets and obligations that determine its funded status as of the end of the year and recognizes those changes in other comprehensive income, net of tax. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Service cost is included in salaries and employee benefits expense, while all other components of net periodic pension cost are included in other noninterest expense in the consolidated statements of income.

Income Taxes

Current income tax expense is recognized for the amount of income taxes expected to be payable or refundable for the current period, and deferred income taxes are provided to reflect the tax effect of temporary differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred income taxes are calculated by applying enacted statutory tax rates and tax laws to future years in which temporary differences are expected to reverse. The impact on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that the tax rate change is enacted. A deferred tax valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. Interest and penalties, if any, expected to be assessed or refunded by taxing authorities relating to an underpayment or overpayment of income taxes are accrued and recorded as part of income tax expense.

Excise tax credits relating to premises and equipment are accounted for using the flow-through method, and the benefit is recognized in the year the asset is placed in service. General business and excise tax credits generated from the leasing portfolio, except for credits that are passed on to lessees, are recognized over the term of the lease for book purposes, but in the year placed in service for tax purposes.

The Company maintains reserves for unrecognized tax benefits that arise in the normal course of business. As of December 31, 2025, these positions were evaluated based on an assessment of probabilities as to the likelihood of whether a liability had been incurred. Such assessments are reviewed as events occur and adjustments to the reserves are made as appropriate. In evaluating a tax position for recognition, the Company evaluates whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax position is measured and recognized in the Company's consolidated financial statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

Derivative Instruments and Hedging Activities

Derivatives are recognized on the consolidated balance sheets at fair value. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) held for trading, customer accommodation or not qualifying for hedge accounting ("free-standing derivative instrument").

For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to interest rate risk are recorded in current period earnings. For a cash flow hedge, to the extent that the hedge is considered highly effective, changes in the fair value of the derivative instrument are recorded in other comprehensive income and subsequently reclassified to net income in the same period that the hedged transaction impacts net income. For free-standing derivative instruments, changes in fair values are reported in current period earnings.

The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as hedges to specific assets or liabilities, unrecognized firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of a hedge and on a quarterly basis, whether the derivative instruments used are highly effective in offsetting changes in fair values of, or cash flows related to, hedged items.

Fair Value Measurements

Fair value measurements apply whenever GAAP requires or permits assets or liabilities to be measured at fair value either on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. Management maximizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value measurements.

Stock-Based Compensation

The Company grants stock-based awards, including restricted stock, restricted shares, performance share units, performance shares and restricted stock units. These awards are issued at no cost to the recipient. The fair value of restricted stock, restricted shares and restricted stock unit awards was based on the closing price of FHI's common stock on the date of grant. Such awards were recognized in the Company's consolidated statements of income on a straight-line basis over the vesting period. Recipients of performance shares and performance share units are entitled to receive shares of FHI common stock at no cost, subject to the Company's achievement of specified market or performance conditions. The grant date fair value of the performance share units subject to the Company's achievement of specified market conditions was estimated using a Monte Carlo simulation model. For purposes of this modeling exercise, historical volatilities of FHI common stock and members of the peer group were used. The risk-free interest rate that was used in the valuation was that of a zero-coupon U.S. Treasury note that was commensurate with the performance period. The grant date fair value of the performance share units and performance shares subject to the Company's achievement of performance conditions was based on the closing price of FHI's common stock on the date of grant. Forfeitures of stock-based awards are recognized as they occur.

As compensation cost is recognized, a deferred tax asset is established which represents an estimate of the future tax deduction from the release of restrictions or the achievement of performance targets. At the time that restrictions on the stock-based awards are released, the Company may be required to recognize an adjustment to income tax expense, depending on the market price of the Company's common stock at that time.

Treasury Stock

Shares of the Parent's common stock that were repurchased or that are used to satisfy payroll tax withholdings related to stock-based compensation are recorded in treasury stock at cost. On the date of subsequent reissuance, the treasury stock account will be reduced by the cost of such stock on a first-in, first-out basis.

Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period, assuming conversion of potentially dilutive common stock equivalents.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs were $8.6 million, $7.7 million, and $7.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Accounting Standards Adopted in 2025

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740), Improvements to Income Tax Disclosures*. This update includes amendments that further enhance the transparency and decision usefulness of income tax disclosures, primarily through standardizing and disaggregating rate reconciliation categories and income taxes paid by jurisdiction. This update is effective for the Company's annual reporting periods beginning January 1, 2025. The Company adopted the amendments of ASU No. 2023-09 effective January 1, 2025, and has presented the newly required annual disclosures in this Annual Report on Form 10-K for the year ended December 31, 2025. The adoption of the provisions of ASU No. 2023-09 enhanced the Company's disclosures in its Income Taxes footnote but did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2025. See "Note 15. Income Taxes" for required disclosures related to this new guidance.

Recent Accounting Pronouncements

The following ASUs have been issued by the FASB and are applicable to the Company in future reporting periods.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This ASU requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period which include, for example, employee compensation, depreciation, and intangible asset amortization. In addition, certain expense amounts already required to be disclosed under current GAAP will need to be presented within the same disclosure as the other disaggregation requirements prescribed by this ASU. Public entities will also be required to disclose: (1) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and (2) the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The FASB also issued ASU No. 2025-01 in January 2025 to clarify that the effective date of ASU No. 2024-03 for public entities is for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Further, ASU No. 2024-03 is applied prospectively to financial statements issued for reporting periods beginning after the effective date, meaning that the disclosures required under ASU No. 2024-03 do not need to be included in the financial statements for reporting periods beginning before the effective date that are presented for comparative purposes. Early adoption is permitted. The Company is in the process of evaluating the impact that this new guidance may have on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This ASU intends to improve the operability of internal-use software accounting guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. Under current accounting principles, entities are required to capitalize development costs incurred for internal-use software depending on the nature of the costs and the project stage during which they occur. With the removal of software development project stages, the amendments in this ASU require that an entity start capitalizing software costs when both of these conditions are met: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold," which also takes into consideration whether there is significant uncertainty associated with the development activities of the software (referred to as "significant development uncertainty")). This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period and application of the new guidance can be done prospectively, retrospectively, or through a modified prospective transition approach. The Company is in the process of evaluating the impact that this new guidance may have on the Company's consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-08, *Financial Instruments – Credit Losses (Topic 326): Purchased Loans*, which amends the guidance in Accounting Standards Codification ("ASC") Topic 326 on the accounting for certain purchased loans. Under this ASU, entities must account for acquired loans (excluding credit cards) that meet certain criteria at acquisition ("purchased seasoned loans") by recognizing them at their purchase price plus an allowance for expected credit losses (known as the "gross-up approach"). Purchased seasoned loans are defined as either: (1) non-PCD loans (loans that were not purchased with credit deterioration) that are obtained in a business combination, or (2) non-PCD loans that (a) are obtained in an asset acquisition or upon consolidation of a variable interest entity that is not a business and (b) are acquired more than 90 days after their origination date by a transferee that was not involved in their origination. This ASU also introduces an accounting policy election related to the subsequent measurement of expected credit losses for entities that use a method other than a discounted cash flow analysis to estimate credit losses on purchased seasoned loans. If this accounting policy is elected, entities can use the amortized cost basis of the asset to subsequently measure their allowance for credit losses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of evaluating the impact that this new guidance may have on the Company's consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. This ASU amends certain aspects of the existing hedge accounting guidance in ASC Topic 815 by enabling entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas: (1) similar risk assessment for cash flow hedges, (2) hedging forecasted interest payments on choose-your-rate debt instruments, (3) cash flow hedges of nonfinancial forecasted transactions, (4) net written options as hedging instruments, and (5) foreign-currency-denominated debt instrument as hedging instrument and hedged item (dual hedge). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of evaluating the impact that this new guidance may have on the Company's consolidated financial statements.

Impact of Recent Tax Reforms

California Tax Legislation

On June 27, 2025 (the "enactment date"), California Governor Newsom signed a bill mandating that financial institutions adopt a single-sales-factor apportionment formula for California state income and franchise tax purposes retroactively for tax years beginning January 1, 2025. The shift to a single-factor apportionment from a previously three-factor formula alters the calculation of California taxable income and changes the marginal tax rate used by the Company for its estimates of the income tax provision, deferred taxes, and other comprehensive income. The Company has elected a "Beginning-of-Year Approach" to reflect the change in tax legislation, resulting in adjustments that include a remeasurement of the beginning of the year deferred taxes at the new rate. This remeasurement adjustment is recognized as a discrete item in the period including the enactment date. As this legislation was enacted in the second quarter, during the three and six months ended June 30, 2025, the Company recorded a net $5.1 million income tax benefit as a result of these adjustments.

One Big Beautiful Bill Act

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act ("OBBBA") and enacted into law a broad range of tax reform provisions affecting businesses, which include, but are not limited to, permanently extending and modifying certain key 2017 Tax Cuts and Jobs Act provisions and expanding, as well as accelerating the phase-out of, certain 2022 Inflation Reduction Act incentives. This legislation was enacted during the quarter ended September 30, 2025, and did not have a material impact to the Company's income tax expense or effective tax rate.

2. Transactions with Related Parties

In the normal course of business, the Company makes loans to executive officers and directors of the Company and its subsidiary. These loans are made on terms no less favorable to the Company than those prevailing at the time for comparable transactions with unrelated persons or, in the case of certain residential real estate loans, on terms that are widely available to employees of the Company who are not directors or executive officers.

Changes in the loans to such executive officers and directors during 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of year	$ 54,860	$ 53,032	$ 57,247
New loans made	28,072	7,621	5,884
Repayments	(1,065)	(5,793)	(10,099)
Balance at end of year	**$ 81,867**	$ 54,860	$ 53,032

3. Investment Securities

As of December 31, 2025 and 2024, investment securities consisted predominantly of the following investment categories:

Debt securities – includes debt securities issued by U.S. government agencies.

Mortgage-backed securities – includes securities backed by notes or receivables secured by mortgage assets with cash flows based on actual or scheduled payments.

Collateralized mortgage obligations – includes securities backed by a pool of mortgages with cash flows distributed based on certain rules rather than pass through payments.

Collateralized loan obligations – includes structured debt securities backed by a pool of loans, consisting of primarily non-investment grade broadly syndicated corporate loans with additional credit enhancement. These are floating rate securities that have an investment grade rating of AA or better.

Debt securities issued by states and political subdivisions – includes general obligation bonds issued by state and local governments.

As of December 31, 2025 and 2024, the Company's investment securities were classified as either available-for-sale or held-to-maturity. Amortized cost, gross unrealized holding gains and losses and fair value of available-for-sale and held-to-maturity investment securities as of December 31, 2025 and 2024 were as follows:

(dollars in thousands)	2025 Amortized Cost	2025 Unrealized Gains	2025 Unrealized Losses	2025 Fair Value	2024 Amortized Cost	2024 Unrealized Gains	2024 Unrealized Losses	2024 Fair Value
Government agency debt securities	$ —	$ —	$ —	$ —	$ 8,170	$ —	$ (23)	$ 8,147
Mortgage-backed securities:								
Residential - Government agency	30,948	498	(1,079)	30,367	37,473	—	(1,614)	35,859
Residential - Government-sponsored enterprises	933,206	3,115	(58,106)	878,215	840,836	—	(102,723)	738,113
Commercial - Government agency	237,192	—	(46,015)	191,177	249,348	—	(53,223)	196,125
Commercial - Government-sponsored enterprises	42,798	—	(1,199)	41,599	48,015	—	(3,107)	44,908
Commercial - Non-agency	128,464	589	(39)	129,014	22,000	83	—	22,083
Collateralized mortgage obligations:								
Government agency	461,160	1,756	(36,640)	426,276	452,038	—	(54,914)	397,124
Government-sponsored enterprises	336,451	847	(34,302)	302,996	359,416	—	(48,734)	310,682
Collateralized loan obligations	76,497	92	—	76,589	173,152	323	—	173,475
Total available-for-sale securities	$ 2,246,716	$ 6,897	$ (177,380)	$ 2,076,233	$ 2,190,448	$ 406	$ (264,338)	$ 1,926,516
Government agency debt securities	$ 46,182	$ —	$ (3,235)	$ 42,947	$ 49,267	$ —	$ (5,398)	$ 43,869
Mortgage-backed securities:								
Residential - Government agency	37,081	—	(4,462)	32,619	40,888	—	(6,579)	34,309
Residential - Government-sponsored enterprises	86,681	—	(10,661)	76,020	92,573	—	(14,854)	77,719
Commercial - Government agency	30,796	—	(7,537)	23,259	31,009	—	(8,666)	22,343
Commercial - Government-sponsored enterprises	1,088,838	227	(95,314)	993,751	1,114,549	201	(149,244)	965,506
Collateralized mortgage obligations:								
Government agency	823,423	—	(84,609)	738,814	907,565	—	(126,020)	781,545
Government-sponsored enterprises	1,365,087	—	(135,145)	1,229,942	1,500,212	—	(210,721)	1,289,491
Debt securities issued by states and political subdivisions	54,994	—	(3,571)	51,423	54,587	—	(6,860)	47,727
Total held-to-maturity securities	$ 3,533,082	$ 227	$ (344,534)	$ 3,188,775	$ 3,790,650	$ 201	$ (528,342)	$ 3,262,509

Accrued interest receivable related to available-for-sale investment securities was $5.5 million and $5.6 million as of December 31, 2025 and 2024, respectively. Accrued interest receivable related to held-to-maturity investment securities was $6.1 million and $6.6 million as of December 31, 2025 and 2024, respectively. Accrued interest receivable is recorded separately from the amortized cost basis of investment securities on the Company's consolidated balance sheets.

Proceeds from calls and sales of investment securities were $89.1 million and nil, respectively, for the year ended December 31, 2025. Proceeds from calls and sales of investment securities were $73.5 million and $264.3 million, respectively, for the year ended December 31, 2024. Including the 2023 sale of Visa Class B restricted shares described below, proceeds from calls and sales of investment securities were $8.3 million and $551.6 million, respectively, for the year ended December 31, 2023. The Company recorded gross realized gains of nil, nil and $40.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recorded gross realized losses of nil, $26.2 million and $40.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. The income tax expense related to the Company's net realized gain on the sale of investment securities was nil for the year ended December 31, 2025. The income tax benefit related to the Company's net realized losses on the sale of investment securities was $7.0 million for the year ended December 31, 2024. The income tax expense related to the Company's net realized gains on the sale of investment securities was $0.2 million for the year ended December 31, 2023. Gains and losses realized on sales of securities are determined using the specific line identification method.

Interest income from taxable investment securities was $106.2 million, $110.9 million and $134.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Interest income from non-taxable investment securities was $12.5 million, $12.8 million and $13.2 million for the years ended December 31, 2025, 2024 and 2023.

The amortized cost and fair value of debt securities issued by the government agencies and states and political subdivisions, non-agency mortgage-backed securities and collateralized loan obligations as of December 31, 2025, by contractual maturity, are shown below. Mortgage-backed securities and collateralized mortgage obligations issued by government agencies and government-sponsored enterprises are disclosed separately in the table below as remaining expected maturities will differ from contractual maturities as borrowers have the right to prepay obligations.

(dollars in thousands)	December 31, 2025	
	Amortized Cost	Fair Value
Available-for-sale securities		
Due in one year or less	$ —	$ —
Due after one year through five years	75,112	75,581
Due after five years through ten years	76,197	76,289
Due after ten years	53,652	53,733
	204,961	205,603
Mortgage-backed securities:		
Residential - Government agency	30,948	30,367
Residential - Government-sponsored enterprises	933,206	878,215
Commercial - Government agency	237,192	191,177
Commercial - Government-sponsored enterprises	42,798	41,599
Total mortgage-backed securities	1,244,144	1,141,358
Collateralized mortgage obligations:		
Government agency	461,160	426,276
Government-sponsored enterprises	336,451	302,996
Total collateralized mortgage obligations	797,611	729,272
Total available-for-sale securities	$ 2,246,716	$ 2,076,233
Held-to-maturity securities		
Due in one year or less	$ —	$ —
Due after one year through five years	—	—
Due after five years through ten years	62,107	58,839
Due after ten years	39,069	35,531
	101,176	94,370
Mortgage-backed securities:		
Residential - Government agency	37,081	32,619
Residential - Government-sponsored enterprises	86,681	76,020
Commercial - Government agency	30,796	23,259
Commercial - Government-sponsored enterprises	1,088,838	993,751
Total mortgage-backed securities	1,243,396	1,125,649
Collateralized mortgage obligations:		
Government agency	823,423	738,814
Government-sponsored enterprises	1,365,087	1,229,942
Total collateralized mortgage obligations	2,188,510	1,968,756
Total held-to-maturity securities	$ 3,533,082	$ 3,188,775

At December 31, 2025, pledged securities totaled $4.2 billion, of which $2.4 billion was pledged to secure borrowing capacity, $1.8 billion was pledged to secure public deposits and $52.6 million was pledged to secure other financial transactions. At December 31, 2024, pledged securities totaled $3.8 billion, of which $2.1 billion was pledged to secure borrowing capacity, $1.7 billion was pledged to secure public deposits and $19.3 million was pledged to secure other financial transactions.

The Company held no securities of any single issuer, other than debt securities issued by government agencies and government-sponsored enterprises, which were in excess of 10% of stockholders' equity as of December 31, 2025 and 2024.

The following tables present the unrealized gross losses and fair values of securities in the available-for-sale portfolio by length of time that the 137 and 159 individual securities in each category have been in a continuous loss position as of December 31, 2025 and 2024, respectively. The unrealized losses on available-for-sale investment securities were attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities.

| | Time in Continuous Loss as of December 31, 2025 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
(dollars in thousands)	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Mortgage-backed securities:						
Residential - Government agency	$ —	$ —	$ (1,079)	$ 8,304	$ (1,079)	$ 8,304
Residential - Government-sponsored enterprises	(509)	70,705	(57,597)	545,262	(58,106)	615,967
Commercial - Government agency	—	—	(46,015)	191,177	(46,015)	191,177
Commercial - Government-sponsored enterprises	—	—	(1,199)	41,599	(1,199)	41,599
Commercial - Non-agency	(39)	14,475	—	—	(39)	14,475
Collateralized mortgage obligations:						
Government agency	—	—	(36,640)	287,275	(36,640)	287,275
Government-sponsored enterprises	(183)	18,296	(34,119)	232,210	(34,302)	250,506
Total available-for-sale securities with unrealized losses	**$ (731)**	**$ 103,476**	**$ (176,649)**	**$ 1,305,827**	**$ (177,380)**	**$ 1,409,303**

| | Time in Continuous Loss as of December 31, 2024 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
(dollars in thousands)	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Government agency debt securities	$ —	$ —	$ (23)	$ 8,147	$ (23)	$ 8,147
Mortgage-backed securities:						
Residential - Government agency	(154)	27,127	(1,460)	8,732	(1,614)	35,859
Residential - Government-sponsored enterprises	(2,997)	116,084	(99,726)	622,029	(102,723)	738,113
Commercial - Government agency	—	—	(53,223)	196,125	(53,223)	196,125
Commercial - Government-sponsored enterprises	—	—	(3,107)	44,908	(3,107)	44,908
Collateralized mortgage obligations:						
Government agency	(712)	76,968	(54,202)	310,171	(54,914)	387,139
Government-sponsored enterprises	(912)	57,509	(47,822)	253,173	(48,734)	310,682
Total available-for-sale securities with unrealized losses	**$ (4,775)**	**$ 277,688**	**$ (259,563)**	**$ 1,443,285**	**$ (264,338)**	**$ 1,720,973**

At December 31, 2025 and 2024, the Company did not have any available-for-sale securities with the intent to sell and determined it was more likely than not that the Company would not be required to sell the securities prior to recovery of the amortized cost basis. As the Company had the intent and ability to hold the remaining available-for-sale securities in an unrealized loss position as of December 31, 2025 and 2024, each security with an unrealized loss position in the above tables has been further assessed to determine if a credit loss exists. As of December 31, 2025 and 2024, the Company did not expect any credit losses in its available-for-sale debt securities and no credit losses were recognized on available-for-sale securities during the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the Company's investment securities were comprised primarily of debt securities, mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies and government-sponsored enterprises, with under 5% of the investment securities comprised of collateralized loan obligations rated AA or better, obligations issued by local state and political subdivisions rated AA or better and non-agency commercial mortgage-backed securities rated AAA. For investment securities issued by the U.S. government, its agencies and government-sponsored enterprises, management has concluded that the long history with no credit losses from these issuers indicates an expectation that nonpayment of the amortized cost basis is zero, and these securities are explicitly or implicitly fully guaranteed by the U.S. government. The U.S. government can print its own currency and its currency is routinely held by central banks and other major financial institutions. The dollar is used in international commerce, and commonly is viewed as a reserve currency, all of which qualitatively indicates that historical credit loss information should be minimally affected by current conditions and reasonable and supportable forecasts. For collateralized loan obligations, debt securities issued by local state and political subdivisions and non-agency commercial mortgage-backed securities, these securities are investment grade and highly rated and carry either sufficient credit enhancement or days cash on hand to support timely payments of principal and interest. As a result, the Company does not expect any future payment defaults and has not recorded an allowance for credit losses for its available-for-sale and held-to-maturity debt securities as of December 31, 2025 or 2024.

In the fourth quarter of 2023, the Company recorded a $40.8 million net realized gain related to the sale of approximately 120,000 Visa Class B restricted shares. The Company did not hold any Visa Class B restricted shares as of both December 31, 2025 and 2024.

4. Loans and Leases

As of December 31, 2025 and 2024, loans and leases were comprised of the following:

	December 31,	
(dollars in thousands)	2025	2024
Commercial and industrial	$ 2,171,333	$ 2,247,428
Commercial real estate	4,590,326	4,463,992
Construction	808,275	918,326
Residential:		
Residential mortgage	4,096,300	4,168,154
Home equity line	1,178,527	1,151,739
Total residential	5,274,827	5,319,893
Consumer	1,025,838	1,023,969
Lease financing	441,930	434,650
Total loans and leases	$ 14,312,529	$ 14,408,258

Outstanding loan balances are reported net of deferred loan costs and fees of $53.9 million and $53.2 million at December 31, 2025 and 2024, respectively.

Accrued interest receivable related to loans and leases was $65.9 million and $67.7 million as of December 31, 2025 and 2024, respectively, and is recorded separately from the amortized cost basis of loans and leases on the Company's consolidated balance sheets.

As of December 31, 2025, residential real estate loans and commercial real estate loans totaling $4.9 billion were pledged to collateralize the Company's borrowing capacity at the FHLB, and consumer, commercial and industrial, commercial real estate, residential real estate loans and pledged securities totaling $4.0 billion were pledged to collateralize the borrowing capacity at the FRB. As of December 31, 2024, residential real estate loans and commercial real estate loans totaling $5.0 billion were pledged to collateralize the Company's borrowing capacity at the FHLB, and consumer, commercial and industrial, commercial real estate, residential real estate loans and pledged securities totaling $3.6 billion were pledged to collateralize the borrowing capacity at the FRB. Residential real estate loans collateralized by properties that were in the process of foreclosure totaled $5.2 million and $5.9 million at December 31, 2025 and 2024, respectively.

In the course of evaluating the credit risk presented by a customer and the pricing that will adequately compensate the Company for assuming that risk, management may require a certain amount of collateral support. The type of collateral held varies, but may include accounts receivable, inventory, land, buildings, equipment, income-producing commercial properties and residential real estate. The Company applies the same collateral policy for loans whether they are funded immediately or on a delayed basis. The loan and lease portfolio is principally located in Hawaii and, to a lesser extent, on the U.S. Mainland, Guam and Saipan. The risk inherent in the portfolio depends upon both the economic stability of the state or territories, which affects property values, and the financial strength and creditworthiness of the borrowers.

5. Allowance for Credit Losses

The Company maintains the ACL that is deducted from the amortized cost basis of loans and leases to present the net carrying value of loans and leases expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of loans and leases. While management utilizes its best judgment and information available, the ultimate appropriateness of the ACL is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company also maintains an estimated reserve for unfunded commitments on the consolidated balance sheets. The reserve for unfunded commitments is reduced in the period in which the off-balance sheet financial instruments expire, loan funding occurs, or is otherwise settled.

During the fourth quarter of 2025, the Company re-estimated its CECL transition rates and curing rates that are inputs into the Company's CECL quantitative model used to estimate the total ACL (inclusive of the allowance for credit losses for loans and leases and the reserve for unfunded commitments). This recalibration of model assumption rates leveraged an expanded study period and moved from estimating transition and curing rates based on the number of accounts to estimating rates based on dollars. The impact of this update to the quantitative model was a net increase to the total ACL of $1.5 million as of December 31, 2025. The Company's methodology is more fully described in Note 1. Organization and Summary of Significant Accounting Policies.

Rollforward of the Allowance for Credit Losses

The following presents the activity in the ACL by class of loans and leases for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025							
	Commercial Lending				Residential Lending			
(dollars in thousands)	Commercial and Industrial	Commercial Real Estate	Construction	Lease Financing	Residential Mortgage	Home Equity Line	Consumer	Total
Allowance for credit losses:								
Balance at beginning of year	$ 16,332	$ 40,624	$ 8,570	$ 2,269	$ 39,230	$ 10,205	$ 43,163	$ 160,393
Charge-offs	(4,731)	—	—	(662)	—	(30)	(19,473)	(24,896)
Recoveries	1,202	251	—	—	157	149	6,862	8,621
Provision (benefit)	8,030	(2,118)	(965)	1,171	(3,003)	4,868	16,367	24,350
Balance at end of year	$ 20,833	$ 38,757	$ 7,605	$ 2,778	$ 36,384	$ 15,192	$ 46,919	$ 168,468

	Year Ended December 31, 2024							
	Commercial Lending				Residential Lending			
(dollars in thousands)	Commercial and Industrial	Commercial Real Estate	Construction	Lease Financing	Residential Mortgage	Home Equity Line	Consumer	Total
Allowance for credit losses:								
Balance at beginning of year	$ 14,956	$ 43,944	$ 10,392	$ 1,754	$ 36,880	$ 11,728	$ 36,879	$ 156,533
Charge-offs	(3,615)	(400)	—	—	—	—	(18,002)	(22,017)
Recoveries	919	—	—	—	119	274	7,057	8,369
Provision (benefit)	4,072	(2,920)	(1,822)	515	2,231	(1,797)	17,229	17,508
Balance at end of year	$ 16,332	$ 40,624	$ 8,570	$ 2,269	$ 39,230	$ 10,205	$ 43,163	$ 160,393

	Year Ended December 31, 2023							
	Commercial Lending				Residential Lending			
(dollars in thousands)	Commercial and Industrial	Commercial Real Estate	Construction	Lease Financing	Residential Mortgage	Home Equity Line	Consumer	Total
Allowance for credit losses:								
Balance at beginning of year	$ 14,564	$ 43,810	$ 5,843	$ 1,551	$ 35,175	$ 8,296	$ 34,661	$ 143,900
Charge-offs	(3,482)	(2,500)	—	—	(122)	(292)	(17,110)	(23,506)
Recoveries	3,346	—	—	—	141	702	7,090	11,279
Provision	528	2,634	4,549	203	1,686	3,022	12,238	24,860
Balance at end of year	$ 14,956	$ 43,944	$ 10,392	$ 1,754	$ 36,880	$ 11,728	$ 36,879	$ 156,533

Rollforward of the Reserve for Unfunded Commitments

The following presents the activity in the Reserve for Unfunded Commitments for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025							
	Commercial Lending				Residential Lending			
(dollars in thousands)	Commercial and Industrial	Commercial Real Estate	Construction	Lease Financing	Residential Mortgage	Home Equity Line	Consumer	Total
Reserve for unfunded commitments:								
Balance at beginning of year	$ 8,112	$ 1,003	$ 7,818	$ —	$ 3	$ 15,893	$ 18	$ 32,847
Provision (benefit)	(253)	217	1,954	—	41	878	13	2,850
Balance at end of year	$ 7,859	$ 1,220	$ 9,772	$ —	$ 44	$ 16,771	$ 31	$ 35,697

(dollars in thousands)	Commercial and Industrial		Commercial Real Estate		Construction		Lease Financing		Residential Mortgage		Home Equity Line		Consumer		Total	
					Year Ended December 31, 2024												
			Commercial Lending						**Residential Lending**								
Reserve for unfunded commitments:																	
Balance at beginning of year	$	9,116	$	1,787	$	8,048	$	—	$	24	$	16,589	$	41	$	35,605
Provision (benefit)		(1,004)		(784)		(230)		—		(21)		(696)		(23)		(2,758)
Balance at end of year	$	8,112	$	1,003	$	7,818	$	—	$	3	$	15,893	$	18	$	32,847

(dollars in thousands)	Commercial and Industrial		Commercial Real Estate		Construction		Lease Financing		Residential Mortgage		Home Equity Line		Consumer		Total	
					Year Ended December 31, 2023												
			Commercial Lending						**Residential Lending**								
Reserve for unfunded commitments:																	
Balance at beginning of year	$	7,811	$	2,004	$	7,470	$	—	$	30	$	16,483	$	37	$	33,835
Provision (benefit)		1,305		(217)		578		—		(6)		106		4		1,770
Balance at end of year	$	9,116	$	1,787	$	8,048	$	—	$	24	$	16,589	$	41	$	35,605

Credit Quality Information

The Company performs an internal loan review and grading or scoring procedures on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of the Company's lending policies and procedures. The objective of the loan review and grading or scoring procedures is to identify, in a timely manner, existing or emerging credit quality issues so that appropriate steps can be initiated to avoid or minimize future losses.

Loans and leases subject to grading primarily include: commercial and industrial loans, commercial real estate loans, construction loans and lease financing. Other loans subject to grading include installment loans to businesses or individuals for business and commercial purposes, overdraft lines of credit, commercial credit cards, and other credits as may be determined. Credit quality indicators for internally graded loans and leases are generally updated on an annual basis or on a quarterly basis for those loans and leases deemed to be of potentially higher risk.

An internal credit risk rating system is used to determine loan grade and is based on borrower credit risk and transactional risk. The loan grading process is a mechanism used to determine the risk of a particular borrower and is based on the following factors of a borrower: character, earnings and operating cash flow, asset and liability structure, debt capacity, management and controls, borrowing entity, and industry and operating environment.

Pass – "Pass" (uncriticized) loans and leases are not considered to carry greater than normal risk. The borrower has the apparent ability to satisfy obligations to the Company, and therefore no loss in ultimate collection is anticipated.

Special Mention – Loans and leases that have potential weaknesses that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for assets or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard – Loans and leases that are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans and leases so classified must have a well-defined weakness or weaknesses that jeopardize the collection of the debt. They are characterized by the distinct possibility that the bank may sustain some loss if the deficiencies are not corrected.

Doubtful – Loans and leases that have weaknesses found in substandard borrowers with the added provision that the weaknesses make collection of debt in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – Loans and leases classified as loss are considered uncollectible and of such little value that their continuance as an asset is not warranted. This classification does not mean that the loan or lease has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

Loans that are primarily monitored for credit quality using FICO scores include: residential mortgage loans, home equity lines and consumer loans. FICO scores are calculated primarily based on a consideration of payment history, the current amount of debt, the length of credit history available, a recent history of new sources of credit and the mix of credit type. FICO scores are updated on a monthly, quarterly or bi-annual basis, depending on the product type.

The amortized cost basis by year of origination and credit quality indicator of the Company's loans and leases as of December 31, 2025 was as follows:

(dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior			
Commercial Lending									
Commercial and Industrial									
Risk rating:									
Pass	$ 321,132	$ 120,082	$ 61,358	$ 99,174	$ 150,013	$ 228,890	$ 1,007,162	$ 14,182	$ 2,001,993
Special Mention	3,790	825	1,900	1,940	341	841	3,819	—	13,456
Substandard	746	—	368	7,827	19	20,435	38,466	—	67,861
Other [1]	19,067	9,027	5,046	3,560	1,081	1,164	49,078	—	88,023
Total Commercial and Industrial	344,735	129,934	68,672	112,501	151,454	251,330	1,098,525	14,182	2,171,333
Current period gross charge-offs	1	170	775	547	407	2,800	31	—	4,731
Commercial Real Estate									
Risk rating:									
Pass	732,672	288,924	389,773	735,412	566,285	1,525,374	115,640	6,881	4,360,961
Special Mention	—	681	37,667	43,819	41,393	21,317	1,314	—	146,191
Substandard	—	5,547	529	59,126	989	16,109	751	—	83,051
Other [1]	—	—	—	—	—	123	—	—	123
Total Commercial Real Estate	732,672	295,152	427,969	838,357	608,667	1,562,923	117,705	6,881	4,590,326
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction									
Risk rating:									
Pass	82,330	218,505	106,890	192,608	77,380	47,078	26,917	—	751,708
Special Mention	—	—	—	27,972	—	121	—	—	28,093
Substandard	—	—	—	—	—	904	—	—	904
Other [1]	7,773	8,300	4,760	4,019	160	1,872	686	—	27,570
Total Construction	90,103	226,805	111,650	224,599	77,540	49,975	27,603	—	808,275
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Lease Financing									
Risk rating:									
Pass	122,978	80,669	89,475	43,015	9,087	91,109	—	—	436,333
Special Mention	—	—	556	42	—	—	—	—	598
Substandard	—	4,379	408	212	—	—	—	—	4,999
Total Lease Financing	122,978	85,048	90,439	43,269	9,087	91,109	—	—	441,930
Current period gross charge-offs	—	662	—	—	—	—	—	—	662
Total Commercial Lending	$ 1,290,488	$ 736,939	$ 698,730	$ 1,218,726	$ 846,748	$ 1,955,337	$ 1,243,833	$ 21,063	$ 8,011,864
Current period gross charge-offs	$ 1	$ 832	$ 775	$ 547	$ 407	$ 2,800	$ 31	$ —	$ 5,393

(continued)

(continued) (dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior			
Residential Lending									
Residential Mortgage									
FICO:									
740 and greater	$ 196,591	$ 146,779	$ 188,885	$ 455,130	$ 881,320	$ 1,479,533	$ —	$ —	$ 3,348,238
680 - 739	21,211	19,044	26,493	57,219	94,557	171,825	—	—	390,349
620 - 679	7,054	2,100	5,535	24,857	23,888	51,817	—	—	115,251
550 - 619	—	721	1,188	3,126	6,334	14,464	—	—	25,833
Less than 550	—	1,968	887	3,000	4,653	9,415	—	—	19,923
No Score [3]	8,082	5,093	5,384	15,829	9,523	44,549	—	—	88,460
Other [2]	20,152	7,771	11,625	13,530	13,640	32,144	9,384	—	108,246
Total Residential Mortgage	253,090	183,476	239,997	572,691	1,033,915	1,803,747	9,384	—	4,096,300
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Home Equity Line									
FICO:									
740 and greater	—	—	—	—	—	—	939,884	1,068	940,952
680 - 739	—	—	—	—	—	—	171,306	1,520	172,826
620 - 679	—	—	—	—	—	—	40,928	637	41,565
550 - 619	—	—	—	—	—	—	13,464	843	14,307
Less than 550	—	—	—	—	—	—	8,069	71	8,140
No Score [3]	—	—	—	—	—	—	737	—	737
Total Home Equity Line	—	—	—	—	—	—	1,174,388	4,139	1,178,527
Current period gross charge-offs	—	—	—	—	—	—	30	—	30
Total Residential Lending	$ 253,090	$ 183,476	$ 239,997	$ 572,691	$ 1,033,915	$ 1,803,747	$ 1,183,772	$ 4,139	$ 5,274,827
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 30	$ —	$ 30
Consumer Lending									
FICO:									
740 and greater	113,519	65,981	42,560	49,118	20,240	4,462	102,761	110	398,751
680 - 739	86,088	47,861	28,552	24,684	10,429	2,974	87,662	529	288,779
620 - 679	44,816	20,455	11,809	11,804	5,695	2,379	50,406	963	148,327
550 - 619	9,253	8,439	6,414	7,503	3,497	2,004	16,764	832	54,706
Less than 550	2,491	4,263	3,213	3,809	1,948	1,287	5,745	498	23,254
No Score [3]	1,775	5	40	5	—	22	36,868	156	38,871
Other [2]	4,536	—	—	—	547	1,009	67,058	—	73,150
Total Consumer Lending	$ 262,478	$ 147,004	$ 92,588	$ 96,923	$ 42,356	$ 14,137	$ 367,264	$ 3,088	$ 1,025,838
Current period gross charge-offs	$ 802	$ 2,494	$ 1,693	$ 1,873	$ 947	$ 2,425	$ 8,367	$ 872	$ 19,473
Total Loans and Leases	$ 1,806,056	$ 1,067,419	$ 1,031,315	$ 1,888,340	$ 1,923,019	$ 3,773,221	$ 2,794,869	$ 28,290	$ 14,312,529
Current period gross charge-offs	$ 803	$ 3,326	$ 2,468	$ 2,420	$ 1,354	$ 5,225	$ 8,428	$ 872	$ 24,896

[1] Other credit quality indicators used for monitoring purposes are primarily FICO scores. The majority of the loans in this population were originated to borrowers with a prime FICO score (680 and above). As of December 31, 2025, the majority of the loans in this population were current.

[2] Other credit quality indicators used for monitoring purposes are primarily internal risk ratings. The majority of the loans in this population were graded with a "Pass" rating. As of December 31, 2025, the majority of the loans in this population were current.

[3] No FICO scores are primarily related to loans and leases extended to non-residents. Loans and leases of this nature are primarily secured by collateral and/or are closely monitored for performance.

The amortized cost basis by year of origination and credit quality indicator of the Company's loans and leases as of December 31, 2024 was as follows:

| (dollars in thousands) | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term Loans Amortized Cost Basis | Total |
	2024	2023	2022	2021	2020	Prior			
Commercial Lending									
Commercial and Industrial									
Risk rating:									
Pass	$ 163,980	$ 73,554	$ 185,433	$ 249,532	$ 17,775	$ 256,119	$ 1,118,075	$ 14,336	$ 2,078,804
Special Mention	808	2,385	1,209	68	300	1,322	41,520	—	47,612
Substandard	—	—	8,096	196	309	1,114	26,089	—	35,804
Other [(1)]	17,132	8,928	6,937	2,797	765	1,279	47,370	—	85,208
Total Commercial and Industrial	181,920	84,867	201,675	252,593	19,149	259,834	1,233,054	14,336	2,247,428
Current period gross charge-offs	—	578	335	105	221	2,376	—	—	3,615
Commercial Real Estate									
Risk rating:									
Pass	322,405	369,948	832,005	634,722	308,156	1,720,243	116,682	7,703	4,311,864
Special Mention	9,014	2,252	7,510	41,399	3,265	10,860	11,861	—	86,161
Substandard	—	—	54,952	1,002	—	9,732	148	—	65,834
Other [(1)]	—	—	—	—	—	133	—	—	133
Total Commercial Real Estate	331,419	372,200	894,467	677,123	311,421	1,740,968	128,691	7,703	4,463,992
Current period gross charge-offs	—	—	—	—	—	400	—	—	400
Construction									
Risk rating:									
Pass	91,583	198,382	332,000	186,682	41,596	13,824	14,972	—	879,039
Special Mention	—	—	—	—	—	155	—	—	155
Other [(1)]	12,482	9,688	10,861	1,561	1,199	2,644	697	—	39,132
Total Construction	104,065	208,070	342,861	188,243	42,795	16,623	15,669	—	918,326
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Lease Financing									
Risk rating:									
Pass	149,615	101,684	60,898	14,328	17,703	84,663	—	—	428,891
Special Mention	—	—	—	220	—	—	—	—	220
Substandard	4,657	565	317	—	—	—	—	—	5,539
Total Lease Financing	154,272	102,249	61,215	14,548	17,703	84,663	—	—	434,650
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total Commercial Lending	$ 771,676	$ 767,386	$ 1,500,218	$ 1,132,507	$ 391,068	$ 2,102,088	$ 1,377,414	$ 22,039	$ 8,064,396
Current period gross charge-offs	$ —	$ 578	$ 335	$ 105	$ 221	$ 2,776	$ —	$ —	$ 4,015

(continued)

| (continued)
(dollars in thousands) | Term Loans
Amortized Cost Basis by Origination Year | | | | | | Revolving
Loans
Amortized
Cost Basis | Revolving
Loans
Converted
to Term
Loans
Amortized
Cost Basis | Total |
	2024	2023	2022	2021	2020	Prior			
Residential Lending									
Residential Mortgage									
FICO:									
740 and greater	$ 168,067	$ 187,710	$ 492,845	$ 946,390	$ 498,443	$ 1,115,557	$ —	$ —	$ 3,409,012
680 - 739	18,368	34,901	65,735	103,622	57,369	138,469	—	—	418,464
620 - 679	1,726	4,380	23,556	19,355	14,058	40,471	—	—	103,546
550 - 619	—	820	6,526	7,745	4,042	13,783	—	—	32,916
Less than 550	—	734	775	2,264	1,559	6,342	—	—	11,674
No Score [3]	13,211	6,719	16,839	9,916	5,518	45,604	—	—	97,807
Other [2]	9,456	12,404	16,564	14,311	10,769	28,812	2,419	—	94,735
Total Residential Mortgage	210,828	247,668	622,840	1,103,603	591,758	1,389,038	2,419	—	4,168,154
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Home Equity Line									
FICO:									
740 and greater	—	—	—	—	—	—	925,749	1,652	927,401
680 - 739	—	—	—	—	—	—	161,523	1,030	162,553
620 - 679	—	—	—	—	—	—	39,235	1,220	40,455
550 - 619	—	—	—	—	—	—	13,006	416	13,422
Less than 550	—	—	—	—	—	—	5,993	563	6,556
No Score [3]	—	—	—	—	—	—	1,352	—	1,352
Total Home Equity Line	—	—	—	—	—	—	1,146,858	4,881	1,151,739
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total Residential Lending	$ 210,828	$ 247,668	$ 622,840	$ 1,103,603	$ 591,758	$ 1,389,038	$ 1,149,277	$ 4,881	$ 5,319,893
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Lending									
FICO:									
740 and greater	92,329	65,738	84,007	44,192	14,607	6,897	101,938	106	409,814
680 - 739	68,371	46,533	44,504	21,829	7,652	5,278	86,935	509	281,611
620 - 679	30,618	17,728	19,942	10,252	4,195	4,152	50,544	775	138,206
550 - 619	6,108	6,768	9,312	5,702	2,574	3,106	15,641	778	49,989
Less than 550	2,012	3,950	5,572	3,594	1,591	1,830	5,311	593	24,453
No Score [3]	1,881	106	38	—	7	9	38,932	176	41,149
Other [2]	—	—	277	887	99	956	76,528	—	78,747
Total Consumer Lending	$ 201,319	$ 140,823	$ 163,652	$ 86,456	$ 30,725	$ 22,228	$ 375,829	$ 2,937	$ 1,023,969
Current period gross charge-offs	$ 732	$ 2,055	$ 2,606	$ 1,388	$ 676	$ 2,685	$ 7,168	$ 692	$ 18,002
Total Loans and Leases	$ 1,183,823	$ 1,155,877	$ 2,286,710	$ 2,322,566	$ 1,013,551	$ 3,513,354	$ 2,902,520	$ 29,857	$ 14,408,258
Current period gross charge-offs	$ 732	$ 2,633	$ 2,941	$ 1,493	$ 897	$ 5,461	$ 7,168	$ 692	$ 22,017

[1] Other credit quality indicators used for monitoring purposes are primarily FICO scores. The majority of the loans in this population were originated to borrowers with a prime FICO score (680 and above). As of December 31, 2024, the majority of the loans in this population were current.

[2] Other credit quality indicators used for monitoring purposes are primarily internal risk ratings. The majority of the loans in this population were graded with a "Pass" rating. As of December 31, 2024, the majority of the loans in this population were current.

[3] No FICO scores are primarily related to loans and leases extended to non-residents. Loans and leases of this nature are primarily secured by collateral and/or are closely monitored for performance.

There were no loans and leases graded as Doubtful or Loss as of both December 31, 2025 and 2024.

Past-Due Status

The Company continually updates its aging analysis for loans and leases to monitor the migration of loans and leases into past due categories. The Company considers loans and leases that are delinquent for 30 days or more to be past due. As of December 31, 2025 and 2024, the aging analysis of the amortized cost basis of the Company's past due loans and leases was as follows:

	December 31, 2025						Loans and Leases Past Due 90 Days or More and Still Accruing Interest
	Past Due						
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than or Equal to 90 Days Past Due	Total Past Due	Current	Total Loans and Leases	
Commercial and industrial	$ 3,009	$ 7,756	$ 685	$ 11,450	$ 2,159,883	$ 2,171,333	$ 318
Commercial real estate	798	18	436	1,252	4,589,074	4,590,326	—
Construction	2,420	—	1,065	3,485	804,790	808,275	—
Lease financing	135	30	570	735	441,195	441,930	—
Residential mortgage	18,387	6,522	8,133	33,042	4,063,258	4,096,300	55
Home equity line	5,928	1,642	4,878	12,448	1,166,079	1,178,527	—
Consumer	13,935	3,995	2,984	20,914	1,004,924	1,025,838	2,984
Total	$ 44,612	$ 19,963	$ 18,751	$ 83,326	$ 14,229,203	$ 14,312,529	$ 3,357

	December 31, 2024						Loans and Leases Past Due 90 Days or More and Still Accruing Interest
	Past Due						
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than or Equal to 90 Days Past Due	Total Past Due	Current	Total Loans and Leases	
Commercial and industrial	$ 1,481	$ 563	$ 1,595	$ 3,639	$ 2,243,789	$ 2,247,428	$ 1,432
Commercial real estate	—	—	153	153	4,463,839	4,463,992	—
Construction	434	1,179	536	2,149	916,177	918,326	536
Lease financing	—	—	—	—	434,650	434,650	—
Residential mortgage	19,971	7,478	9,392	36,841	4,131,313	4,168,154	1,317
Home equity line	5,647	972	3,945	10,564	1,141,175	1,151,739	—
Consumer	17,591	3,946	2,734	24,271	999,698	1,023,969	2,734
Total	$ 45,124	$ 14,138	$ 18,355	$ 77,617	$ 14,330,641	$ 14,408,258	$ 6,019

Nonaccrual Loans and Leases

The Company generally places a loan or lease on nonaccrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal or interest, unless it is well secured and in the process of collection. The Company charges off a loan or lease when facts indicate that the loan or lease is considered uncollectible.

The amortized cost basis of loans and leases on nonaccrual status as of December 31, 2025 and 2024 and the amortized cost basis of loans and leases on nonaccrual status with no allowance for credit losses as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	
(dollars in thousands)	Nonaccrual Loans and Leases With No Allowance for Credit Losses	Nonaccrual Loans and Leases
Commercial and industrial	$ —	$ 8,805
Commercial real estate	2,397	3,007
Construction	1,627	1,788
Lease financing	—	734
Residential mortgage	5,703	16,423
Home equity line	856	10,271
Total Nonaccrual Loans and Leases	$ 10,583	$ 41,028

| | December 31, 2024 | |
(dollars in thousands)	Nonaccrual Loans and Leases With No Allowance for Credit Losses	Nonaccrual Loans and Leases
Commercial and industrial	$ —	$ 329
Commercial real estate	—	411
Residential mortgage	4,495	12,768
Home equity line	501	7,171
Total Nonaccrual Loans and Leases	$ 4,996	$ 20,679

During the years ended December 31, 2025, 2024 and 2023, the Company recognized interest income of $1.9 million, $1.1 million and $0.6 million, respectively, on nonaccrual loans and leases. Furthermore, for the years ended December 31, 2025, 2024 and 2023, the amount of accrued interest receivables written off by reversing interest income was $1.5 million, $1.1 million and $1.0 million, respectively.

Collateral-Dependent Loans and Leases

Collateral-dependent loans and leases are those for which repayment (on the basis of the Company's assessment as of the reporting date) is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. As of December 31, 2025 and 2024, the amortized cost basis of collateral-dependent loans was $37.7 million and $39.1 million, respectively. As of December 31, 2025, these loans were primarily collateralized by residential real estate property, commercial real estate property and borrower assets and the fair value of collateral on substantially all collateral-dependent loans were significantly in excess of their amortized cost basis. As of December 31, 2024, these loans were primarily collateralized by residential real estate property and borrower assets and the fair value of collateral on substantially all collateral-dependent loans were significantly in excess of their amortized cost basis.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Commercial and industrial loans with a borrower experiencing financial difficulty may be modified through interest rate reductions, term extensions, and converting revolving credit lines to term loans. Modifications of commercial real estate and construction loans with a borrower experiencing financial difficulty may involve reducing the interest rate for the remaining term of the loan or extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk. Modifications of construction loans with a borrower experiencing financial difficulty may also involve extending the interest-only payment period. Interest continues to accrue on the missed payments and as a result, the effective yield on the loan remains unchanged. Modifications of residential real estate loans with a borrower experiencing financial difficulty may be comprised of loans where monthly payments are lowered to accommodate the borrowers' financial needs for a period of time, including extended interest-only periods and reamortization of the balance. Modifications of consumer loans with a borrower experiencing financial difficulty may involve interest rate reductions and term extensions.

Loans modified with a borrower experiencing financial difficulty, whether in default or not, may already be on nonaccrual status and in some cases, partial charge-offs may have already been taken against the outstanding loan balance. Loans modified with a borrower experiencing financial difficulty are evaluated for impairment. As a result, this may have a financial effect of impacting the specific ACL associated with the loan. An ACL for impaired commercial loans, including commercial real estate and construction loans, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or if the loan is collateral-dependent, the estimated fair value of the collateral, less any selling costs. An ACL for impaired residential real estate loans is measured based on the estimated fair value of the collateral, less any selling costs. Management exercises significant judgment in developing these estimates.

The following tables present, by class of financing receivable and type of modification granted, the amortized cost basis as of December 31, 2025, 2024 and 2023, related to loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2025, 2024 and 2023, respectively:

| | Interest Rate Reduction | | | | | |
| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
(dollars in thousands)	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable
Commercial real estate	$ —	— %	$ —	— %	$ 5	n/m %
Consumer	1,545	0.15	1,485	0.15	1,161	0.10
Total	$ 1,545	0.01 %	$ 1,485	0.01 %	$ 1,166	0.01 %

n/m – Represents less than 0.01% of total class of financing receivable.
(1) The amortized cost basis reflects all partial paydowns and charge-offs since the modification date and do not include loans modified to borrowers experiencing financial difficulty that have been fully paid off, charged off, or foreclosed upon by the end of the year.

| | Term Extension | | | | | |
| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
(dollars in thousands)	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable
Commercial and industrial	$ 8,365	0.39 %	$ 456	0.02 %	$ 524	0.02 %
Commercial real estate	703	0.02	1,861	0.04	3,114	0.07
Construction	904	0.11	—	—	665	0.07
Residential mortgage	990	0.02	1,057	0.03	1,410	0.03
Consumer	116	0.01	263	0.03	135	0.01
Total	$ 11,078	0.08 %	$ 3,637	0.03 %	$ 5,848	0.04 %

(1) The amortized cost basis reflects all partial paydowns and charge-offs since the modification date and do not include loans modified to borrowers experiencing financial difficulty that have been fully paid off, charged off, or foreclosed upon by the end of the year.

| | Other-Than-Insignificant Payment Delay | | | | | |
| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
(dollars in thousands)	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable	Amortized Cost Basis[1]	% of Total Class of Financing Receivable
Commercial real estate	$ 989	0.02 %	$ —	— %	$ —	— %
Residential mortgage	1,672	0.04	1,966	0.05	—	—
Total	$ 2,661	0.02 %	$ 1,966	0.01 %	$ —	— %

(1) The amortized cost basis reflects all partial paydowns and charge-offs since the modification date and do not include loans modified to borrowers experiencing financial difficulty that have been fully paid off, charged off, or foreclosed upon by the end of the year.

The following tables describe, by class of financing receivable and type of modification granted, the financial effect of the modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2025, 2024 and 2023, respectively:

| | Interest Rate Reduction Financial Effect | | |
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Commercial real estate	—	—	Reduced weighted-average contractual interest rate by 0.75%.
Consumer	Reduced weighted-average contractual interest rate by 13.01%.	Reduced weighted-average contractual interest rate by 13.47%.	Reduced weighted-average contractual interest rate by 13.01%.

123

	Term Extension Financial Effect		
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Commercial and industrial	**Added a weighted-average 0.8 years to the life of loans.**	Added a weighted-average 3.6 years to the life of loans.	Added a weighted-average 2.1 years to the life of loans.
Commercial real estate	**Added a weighted-average 0.4 years to the life of loans.**	Added a weighted-average 0.8 years to the life of loans.	Added a weighted-average 2.1 years to the life of loans.
Construction	**Added a weighted-average 0.3 years to the life of loans.**	—	Added a weighted-average 1.0 years to the life of loans.
Residential mortgage	**Added a weighted-average 0.4 years to the life of loans.**	Added a weighted-average 0.8 years to the life of loans.	Added a weighted-average 2.1 years to the life of loans.
Consumer	**Added a weighted-average 4.4 years to the life of loans.**	Added a weighted-average 4.7 years to the life of loans.	Added a weighted-average 3.8 years to the life of loans.

	Other-Than-Insignificant Payment Delay Financial Effect		
	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Commercial real estate	**Deferred a weighted-average of $209 thousand in loan payments.**	—	—
Residential mortgage	**Deferred a weighted-average of $54 thousand in loan payments.**	Deferred a weighted-average of $342 thousand in loan payments.	—

The following table presents, by class of financing receivable and type of modification granted, the amortized cost basis, as of December 31, 2025, 2024 and 2023, of loans that had a payment default during the years ended December 31, 2025, 2024 and 2023, respectively, and were modified in the 12 months before default to borrowers experiencing financial difficulty. The Company is reporting these defaulted loans based on a payment default definition of 30 days past due:

	Amortized Cost Basis of Modified Loans That Subsequently Defaulted[1]						
	Year Ended December 31, 2025			Year Ended December 31, 2024		Year Ended December 31, 2023	
(dollars in thousands)	Interest Rate Reduction	Term Extension	Other-Than-Insignificant Payment Delay	Interest Rate Reduction	Term Extension	Interest Rate Reduction	Term Extension
Commercial and industrial.	$ —	$ 695	$ —	$ —	$ 121	$ —	$ —
Commercial real estate . . .	—	175	—	—	—	—	—
Construction	—	904	—	—	—	—	—
Residential mortgage.	—	299	557	—	316	—	—
Consumer	412	21	—	807	26	318	6
Total.	$ 412	$ 2,094	$ 557	$ 807	$ 463	$ 318	$ 6

(1) The amortized cost basis reflects all partial paydowns and charge-offs since the modification date and do not include loans modified to borrowers experiencing financial difficulty that have been fully paid off, charged off, or foreclosed upon by the end of the year.

Performance of the loans that are modified to borrowers experiencing financial difficulty is monitored to understand the effectiveness of the Company's modification efforts. As of December 31, 2025, 2024 and 2023, the aging analysis of the amortized cost basis of the performance of loans that have been modified in the last 12 months related to borrowers experiencing financial difficulty was as follows:

	December 31, 2025					
	Past Due					
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than or Equal to 90 Days Past Due	Total Past Due	Current	Total
Commercial and industrial.	$ —	$ —	$ —	$ —	$ 8,365	$ 8,365
Commercial real estate	175	—	—	175	1,518	1,693
Construction	—	—	904	904	—	904
Residential mortgage.	—	—	299	299	2,363	2,662
Consumer	80	100	67	247	1,413	1,660
Total.	$ 255	$ 100	$ 1,270	$ 1,625	$ 13,659	$ 15,284

(dollars in thousands)	December 31, 2024					
			Past Due			
	30-59 Days Past Due	60-89 Days Past Due	Greater Than or Equal to 90 Days Past Due	Total Past Due	Current	Total
Commercial and industrial	$ —	$ —	$ —	$ —	$ 456	$ 456
Commercial real estate	—	—	—	—	1,861	1,861
Residential mortgage	—	—	316	316	2,707	3,023
Consumer	120	269	104	493	1,255	1,748
Total	$ 120	$ 269	$ 420	$ 809	$ 6,279	$ 7,088

(dollars in thousands)	December 31, 2023					
			Past Due			
	30-59 Days Past Due	60-89 Days Past Due	Greater Than or Equal to 90 Days Past Due	Total Past Due	Current	Total
Commercial and industrial	$ —	$ —	$ —	$ —	$ 524	$ 524
Commercial real estate	—	—	—	—	3,119	3,119
Construction	—	—	—	—	665	665
Residential mortgage	—	—	—	—	1,410	1,410
Consumer	107	70	15	192	1,104	1,296
Total	$ 107	$ 70	$ 15	$ 192	$ 6,822	$ 7,014

The Company had commitments to extend credit, standby letters of credit, and commercial letters of credit totaling $6.9 billion and $6.0 billion as of December 31, 2025 and 2024, respectively. Of the $6.9 billion at December 31, 2025, there were no commitments to lend additional funds to borrowers experiencing financial difficulty for which the Company had modified the terms of the loans in the form of an interest rate reduction, term extension or other-than-insignificant payment delay during the year ended December 31, 2025. Of the $6.0 billion at December 31, 2024, there were no commitments to lend additional funds to borrowers experiencing financial difficulty for which the Company had modified the terms of the loans in the form of an interest rate reduction, term extension or other-than-insignificant payment delay during the year ended December 31, 2024.

Foreclosed Property

As of both December 31, 2025 and 2024, there were no residential real estate properties held from foreclosed residential mortgage loans.

6. Premises and Equipment

At December 31, 2025 and 2024, premises and equipment were comprised of the following:

(dollars in thousands)	December 31,	
	2025	2024
Buildings	$ 325,540	$ 294,574
Furniture and equipment	91,795	86,991
Land	100,622	100,619
Leasehold improvements	57,793	71,345
Total premises and equipment	575,750	553,529
Less: Accumulated depreciation and amortization	272,254	264,999
Net book value	$ 303,496	$ 288,530

Depreciation and amortization expenses included in occupancy and equipment expenses for 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Occupancy	$ 9,627	$ 8,009	$ 8,336
Equipment	6,429	5,780	5,249
Total	$ 16,056	$ 13,789	$ 13,585

7. Other Assets

Goodwill

Goodwill originated from the acquisition of BancWest by BNPP in December 2001. Goodwill generated in that acquisition was recorded on the Company's consolidated balance sheets as a result of push-down accounting treatment.

During the quarter ended December 31, 2025, as described in "Note 22. Reportable Operating Segments," the Company realigned its internal organizational and management reporting structure. As a result of this change, the Company reduced its reportable operating segments from three to two. The Company's reportable segments are now Retail Banking and Commercial Banking. Activities previously reported within the Treasury and Other segment are now included in Corporate/Other, as Treasury exists to support the Company's operating segments. The change in reportable segments reflects how the Company's chief operating decision maker currently evaluates performance and allocates resources. The Company's two reporting units for goodwill impairment testing (Retail Banking and Commercial Banking) remain unchanged.

The carrying amount of goodwill reported in the Company's reporting units as of December 31, 2025 and 2024 were as shown below.

(dollars in thousands)	Retail Banking	Commercial Banking	Total
December 31, 2025	**$ 687,492**	**$ 308,000**	**$ 995,492**
December 31, 2024	687,492	308,000	995,492

There was no impairment of the Company's goodwill for the years ended December 31, 2025, 2024 and 2023.

Bank-Owned Life Insurance

During 2025 and 2024, the Company entered into noncash exchanges of certain bank-owned life insurance ("BOLI") policies in accordance with Internal Revenue Code ("IRC") Section 1035. Cash surrender value of $85.8 million and $242.0 million were transferred into new policies during the years ended December 31, 2025 and 2024, respectively. No gain or loss was recognized as part of these exchanges. There were no policies exchanged during the year ended December 31, 2023.

Mortgage Servicing Rights ("MSRs")

Mortgage servicing activities include collecting principal, interest, tax and insurance payments from borrowers while accounting for and remitting payments to investors, taxing authorities and insurance companies. The Company also monitors delinquencies and administers foreclosure proceedings.

Mortgage loan servicing income is recorded in noninterest income as a part of other service charges and fees and amortization of the servicing assets is recorded in noninterest income as part of other income. The unpaid principal amount of residential real estate loans serviced for others was $1.1 billion and $1.3 billion as of December 31, 2025 and 2024, respectively. Servicing fees include contractually specified fees, late charges and ancillary fees and were $3.0 million, $3.2 million and $3.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization of MSRs was $0.6 million, $1.0 million and $1.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The estimated future amortization expenses for MSRs over the next five years are as follows:

(dollars in thousands)		Estimated Amortization
Under one year	$	650
One to two years		575
Two to three years		510
Three to four years		452
Four to five years		401

The details of the Company's MSRs are presented below:

		December 31,		
(dollars in thousands)		2025		2024
Gross carrying amount	$	70,096	$	69,903
Less: accumulated amortization		65,458		64,825
Net carrying value	$	4,638	$	5,078

The following table presents changes in amortized MSRs for the years indicated:

		Year Ended December 31,		
(dollars in thousands)		2025		2024
Balance at beginning of year	$	5,078	$	5,699
Originations		193		388
Amortization		(633)		(1,009)
Balance at end of year	$	4,638	$	5,078
Fair value of amortized MSRs at beginning of year	$	13,404	$	14,308
Fair value of amortized MSRs at end of year	$	12,364	$	13,404
Balance of loans serviced for others	$	1,108,492	$	1,258,268

MSRs are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment of MSRs was recorded for the years ended December 31, 2025, 2024 and 2023.

The quantitative assumptions used in determining the lower of cost or fair value of the Company's MSRs were as follows:

	December 31, 2025			December 31, 2024		
	Range		Weighted Average	Range		Weighted Average
Conditional prepayment rate	6.31 %	- 7.00 %	6.83 %	6.99 %	- 11.77 %	7.16 %
Life in years (of the MSR)	6.18	- 7.09	6.93	4.14	- 7.02	6.94
Weighted-average coupon rate	3.77 %	- 4.10 %	3.84 %	3.71 %	- 5.66 %	3.80 %
Discount rate	10.37 %	- 10.45 %	10.40 %	10.35 %	- 10.94 %	10.40 %

The sensitivities surrounding MSRs are expected to have an immaterial impact on fair value.

Low-Income Housing Tax Credit Investments

The Company had $302.3 million and $235.5 million in affordable housing and other tax credit investment partnership interests as of December 31, 2025 and 2024, respectively, included in other assets on the consolidated balance sheets. The amount of amortization of such investments reported in the provision for income taxes was $28.6 million, $27.9 million and $23.5 million during the years ended December 31, 2025, 2024 and 2023, respectively. The affordable housing tax credits and other benefits recognized were $38.6 million, $38.1 million and $31.1 million during the years ended December 31, 2025, 2024 and 2023, respectively, and were included in the provision for income taxes on the consolidated statements of income and net income on the consolidated statements of cash flows.

Unfunded commitments to fund these investments were $153.3 million and $98.7 million as of December 31, 2025 and 2024, respectively. These unfunded commitments are unconditional and legally binding and are recorded in other liabilities in the consolidated balance sheets.

Other

Nonmarketable equity securities include FHLB stock, which the Company holds to meet regulatory requirements. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB non-publicly traded stock based on specific percentages of the Company's total assets and outstanding advances in accordance with the FHLB's capital plan which may be amended or revised periodically. Amounts in excess of the required minimum may be transferred at par to another member institution subject to prior approval of the FHLB. Excess stock may also be sold to the FHLB subject to a five-year redemption notice period and at the sole discretion of the FHLB. These securities are accounted for under the cost method. These investments are considered long-term investments by management and accordingly, the ultimate recoverability of its par value is considered rather than considering temporary declines in value. The investment in FHLB stock was included in other assets on the consolidated balance sheets and was $10.1 million and $21.4 million as of December 31, 2025 and 2024, respectively.

Capitalized internal-use software was included as a component of other assets on the consolidated balance sheets. As of December 31, 2025, total capitalized internal-use software was $38.4 million with an accumulated amortization of $30.3 million for a net book value of $8.1 million. As of December 31, 2024, total capitalized internal-use software was $47.1 million with an accumulated amortization of $34.1 million for a net book value of $13.0 million. Total amortization expense for all capitalized internal-use software was recorded in other noninterest expense on the consolidated statements of income and was $4.9 million, $5.4 million and $5.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Capitalized implementation costs associated with hosting arrangements that are service contracts were included as a component of other assets on the consolidated balance sheets. As of December 31, 2025, total capitalized implementation costs amounted to $141.2 million with an accumulated amortization of $54.5 million for a net book value of $86.7 million. As of December 31, 2024, total capitalized implementation costs amounted to $137.4 million with an accumulated amortization of $37.7 million for a net book value of $99.7 million. Total amortization expense for all capitalized implementation costs of hosting arrangements that are service contracts was recorded in equipment expense on the consolidated statements of income and was $16.8 million, $16.5 million and $13.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

8. Transfers of Financial Assets

The Company's transfers of financial assets with continuing interest may include pledges of collateral to secure public deposits and repurchase agreements, FHLB and FRB borrowing capacity and interest rate derivatives.

For public deposits and repurchase agreements, the Company enters into bilateral agreements with the entity to pledge investment securities as collateral in the event of default. The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral pledged by the Company would be used to settle the fair value of the repurchase agreement should the Company be in default. The counterparty has the right to sell or repledge the investment securities. The Company is required by the counterparty to maintain adequate collateral levels. In the event the collateral fair value falls below stipulated levels, the Company will pledge additional investment securities. For transfers of assets with the FHLB and the FRB, the Company enters into bilateral agreements to pledge loans and/or securities as collateral to secure borrowing capacity. For interest rate derivatives, the Company enters into bilateral agreements to pledge collateral when either party is in a negative fair value position to mitigate counterparty credit risk. Counterparties to certain interest rate derivatives, the FHLB and the FRB do not have the right to sell or repledge the collateral.

The carrying amounts of the assets pledged as collateral to secure public deposits, borrowing arrangements and other transactions as of December 31, 2025 and 2024 were as follows:

(dollars in thousands)	December 31,	
	2025	2024
Public deposits	$ 1,791,182	$ 1,729,131
Federal Home Loan Bank	4,891,682	4,959,298
Federal Reserve Bank	3,970,029	3,605,233
Interest rate derivatives	—	385
Total	**$ 10,652,893**	**$ 10,294,047**

As the Company did not enter into reverse repurchase agreements or repurchase agreements, no collateral was accepted as of December 31, 2025 and 2024. In addition, no debt was extinguished by in-substance defeasance.

9. Deposits

As of December 31, 2025 and 2024, deposits were categorized as interest-bearing or noninterest-bearing as follows:

(dollars in thousands)	December 31,	
	2025	2024
U.S.:		
Interest-bearing	$ 12,502,417	$ 12,013,597
Noninterest-bearing	5,794,973	6,169,833
Foreign:		
Interest-bearing	1,465,959	1,333,471
Noninterest-bearing	752,319	805,315
Total deposits	**$ 20,515,668**	**$ 20,322,216**

The following table presents the maturity distribution of time certificates of deposit as of December 31, 2025:

(dollars in thousands)	Under $250,000	$250,000 or More	Total
Three months or less	$ 786,827	$ 793,055	$ 1,579,882
Over three through six months	660,930	429,045	1,089,975
Over six through twelve months	405,158	215,405	620,563
2027	23,230	5,770	29,000
2028	17,215	3,422	20,637
2029	11,425	6,780	18,205
2030	9,273	1,395	10,668
Thereafter	178	1,025	1,203
Total	**$ 1,914,236**	**$ 1,455,897**	**$ 3,370,133**

Time certificates of deposit in denominations of $250,000 or more, in the aggregate, were $1.5 billion and $1.3 billion as of December 31, 2025 and 2024, respectively. Overdrawn deposit accounts are classified as loans and totaled $3.2 million and $3.9 million as of December 31, 2025 and 2024, respectively.

10. Short-Term Borrowings

As of December 31, 2025 and 2024, short-term borrowings were comprised of the following:

		December 31,		
(dollars in thousands)		2025		2024
Short-term FHLB fixed-rate advances[1]	$	—	$	250,000
Total short-term borrowings	$	—	$	250,000

---
[1] Interest is payable monthly.

As of December 31, 2025, the Company held no short-term borrowings. As of December 31, 2024, the Company's short-term borrowings consisted of a $250.0 million short-term FHLB fixed-rate advance with a weighted average interest rate of 4.16% that matured in September 2025.

As of December 31, 2025 and 2024, the Company had a remaining line of credit of $3.3 billion and $2.8 billion, respectively, available from the FHLB. The FHLB borrowing capacity was secured by commercial real estate and residential real estate loan collateral as of both December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company had an undrawn line of credit of $3.3 billion and $3.0 billion, respectively, available from the FRB. The borrowing capacity with the FRB was secured by consumer, commercial and industrial, commercial real estate, residential real estate loans and pledged securities as of both December 31, 2025 and 2024. See "Note 8. Transfers of Financial Assets" for more information.

The table below provides selected information for short-term borrowings during the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,				
(dollars in thousands)		2025		2024		2023
Federal funds purchased:						
Weighted-average interest rate at December 31,		— %		— %		— %
Highest month-end balance	$	—	$	—	$	150,000
Average outstanding balance	$	—	$	—	$	17,247
Weighted-average interest rate paid		— %		— %		4.45 %
Short-term FHLB repo advance:						
Weighted-average interest rate at December 31,		— %		— %		— %
Highest month-end balance	$	—	$	—	$	400,000
Average outstanding balance	$	—	$	—	$	116,918
Weighted-average interest rate paid		— %		— %		5.25 %
Short-term FHLB fixed-rate advances:						
Weighted-average interest rate at December 31,		— %		4.16 %		4.71 %
Highest month-end balance	$	250,000	$	500,000	$	500,000
Average outstanding balance	$	176,027	$	424,863	$	144,932
Weighted-average interest rate paid		4.22 %		4.70 %		4.75 %

The Company treats securities sold under agreements to repurchase as collateralized financings. The Company reflects the obligations to repurchase the same or similar securities sold as liabilities, with the dollar amount of securities underlying the agreements remaining in the asset accounts. Generally, for these types of agreements, there is a requirement that collateral be maintained with a market value equal to or in excess of the principal amount borrowed. As such, the collateral pledged may be increased or decreased over time to meet contractual obligations. The securities underlying the agreements to repurchase are held in collateral accounts with a third-party custodian. The Company did not enter into any repurchase agreements in 2025 and 2024.

11. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is defined as the revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income. The Company's significant items of accumulated other comprehensive income (loss) are pension and other benefits, net unrealized gains or losses on investment securities and net unrealized gains or losses on cash flow derivative hedges. The Company utilizes a security-by-security approach to releasing income tax effects from accumulated other comprehensive loss.

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 are presented below:

(dollars in thousands)	Pre-tax Amount	Income Tax Benefit (Expense)	Net of Tax
Accumulated other comprehensive loss at December 31, 2024.	$ (632,793)	$ 168,799	$ (463,994)
Year ended December 31, 2025			
Pension and other benefits:			
Net actuarial losses arising during the year	(3,523)	962	(2,561)
Amortization of net loss included in net income	207	(57)	150
Net change in pension and other benefits.	(3,316)	905	(2,411)
Investment securities:			
Unrealized net gains arising during the year	93,486	(24,937)	68,549
Reclassification of net losses to net income:			
Amortization of unrealized holding losses on held-to-maturity securities .	41,187	(10,986)	30,201
Reclassification of net gains to net income:			
Investment securities gains, net	(37)	10	(27)
Net change in investment securities	134,636	(35,913)	98,723
Cash flow derivative hedges:			
Unrealized net gains arising during the year	148	(40)	108
Amounts excluded from the assessment of hedge effectiveness.	(779)	213	(566)
Net change in cash flow derivative hedges.	(631)	173	(458)
Other comprehensive income.	130,689	(34,835)	95,854
Accumulated other comprehensive loss at December 31, 2025	$ (502,104)	$ 133,964	$ (368,140)

(dollars in thousands)	Pre-tax Amount	Income Tax Benefit (Expense)	Net of Tax
Accumulated other comprehensive loss at December 31, 2023.	$ (723,100)	$ 192,890	$ (530,210)
Year ended December 31, 2024			
Pension and other benefits:			
Net actuarial gains arising during the year	3,939	(1,051)	2,888
Amortization of net loss included in net income	826	(220)	606
Net change in pension and other benefits.	4,765	(1,271)	3,494
Investment securities:			
Unrealized net gains arising during the year	13,236	(3,532)	9,704
Reclassification of net losses to net income:			
Amortization of unrealized holding losses on held-to-maturity securities .	45,155	(12,045)	33,110
Investment securities losses, net	26,171	(6,981)	19,190
Net change in investment securities	84,562	(22,558)	62,004
Cash flow derivative hedges:			
Unrealized net losses arising during the year.	(845)	225	(620)
Reclassification of net losses included in net income	1,825	(487)	1,338
Net change in cash flow derivative hedges.	980	(262)	718
Other comprehensive income.	90,307	(24,091)	66,216
Accumulated other comprehensive loss at December 31, 2024	$ (632,793)	$ 168,799	$ (463,994)

(dollars in thousands)	Pre-tax Amount	Income Tax Benefit (Expense)	Net of Tax
Accumulated other comprehensive loss at December 31, 2022..............	$ (871,813)	$ 232,559	$ (639,254)
Year ended December 31, 2023			
Pension and other benefits:			
Net actuarial losses arising during the year	(1,063)	284	(779)
Amortization of net loss included in net income	1,142	(305)	837
Net change in pension and other benefits...........................	79	(21)	58
Investment securities:			
Unrealized net gains arising during the year	55,141	(14,709)	40,432
Reclassification of net losses to net income:			
Amortization of unrealized holding losses on held-to-maturity securities .	48,190	(12,855)	35,335
Investment securities losses, net.................................	39,986	(10,666)	29,320
Net change in investment securities	143,317	(38,230)	105,087
Cash flow derivative hedges:			
Unrealized net losses arising during the year........................	(940)	251	(689)
Reclassification of net losses included in net income	6,257	(1,669)	4,588
Net change in cash flow derivative hedges...........................	5,317	(1,418)	3,899
Other comprehensive income.......................................	148,713	(39,669)	109,044
Accumulated other comprehensive loss at December 31, 2023	$ (723,100)	$ 192,890	$ (530,210)

The following table summarizes changes in accumulated other comprehensive income (loss), net of tax, for the years indicated:

(dollars in thousands)	Pensions and Other Benefits	Available-for-Sale Investment Securities	Held-to-Maturity Investment Securities	Cash Flow Derivative Hedges	Accumulated Other Comprehensive Loss
Year Ended December 31, 2025					
Balance at beginning of year	$ (1,879)	$ (193,529)	$ (268,501)	$ (85)	$ (463,994)
Other comprehensive (loss) income...............	(2,411)	68,522	30,201	(458)	95,854
Balance at end of year.........................	$ (4,290)	$ (125,007)	$ (238,300)	$ (543)	$ (368,140)
Year Ended December 31, 2024					
Balance at beginning of year	$ (5,373)	$ (222,423)	$ (301,611)	$ (803)	$ (530,210)
Other comprehensive income....................	3,494	28,894	33,110	718	66,216
Balance at end of year.........................	$ (1,879)	$ (193,529)	$ (268,501)	$ (85)	$ (463,994)
Year Ended December 31, 2023					
Balance at beginning of year	$ (5,431)	$ (292,175)	$ (336,946)	$ (4,702)	$ (639,254)
Other comprehensive income....................	58	69,752	35,335	3,899	109,044
Balance at end of year.........................	$ (5,373)	$ (222,423)	$ (301,611)	$ (803)	$ (530,210)

As of December 31, 2025, 2024 and 2023, the Company did not have any available-for-sale debt securities in an unrealized loss position with the intent to sell and determined it was not more likely than not that the Company would be required to sell the securities prior to recovery of the amortized cost basis. Thus, for the years ended December 31, 2025, 2024 and 2023, there was no incremental non-credit-related impairment loss recognized in earnings on these securities.

12. Regulatory Capital Requirements

Federal and state laws and regulations limit the amount of dividends the Company may declare or pay. The Company depends primarily on dividends from FHB as the source of funds for the Company's payment of dividends.

The Company and the Bank are subject to various regulatory capital requirements imposed by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's operating activities and financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of its assets and certain off-balance-sheet items. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1") capital, Tier 1 capital and total capital to risk-weighted assets, as well as a minimum leverage ratio.

The following provides definitions for the regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance:

Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On- and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation.

Common Equity Tier 1 Risk-Based Capital Ratio — The CET1 risk-based capital ratio is calculated as CET1 capital, divided by risk-weighted assets. CET1 is the sum of equity, adjusted for ineligible goodwill as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other benefit losses.

Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets.

Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and an allowable amount of the allowance for credit losses (limited to 1.25 percent of risk-weighted assets), divided by risk-weighted assets.

Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets.

The table below sets forth those ratios at December 31, 2025 and 2024:

(dollars in thousands)	First Hawaiian, Inc. Amount	Ratio	First Hawaiian Bank Amount	Ratio	Minimum Capital Ratio[1]	Well-Capitalized Ratio[1]
December 31, 2025:						
Common equity tier 1 capital to risk-weighted assets	**$ 2,142,013**	**13.17 %**	**$ 2,129,855**	**13.10 %**	**4.50 %**	**6.50 %**
Tier 1 capital to risk-weighted assets	**2,142,013**	**13.17 %**	**2,129,855**	**13.10 %**	**6.00 %**	**8.00 %**
Total capital to risk-weighted assets	**2,345,269**	**14.42 %**	**2,333,149**	**14.35 %**	**8.00 %**	**10.00 %**
Tier 1 capital to average assets (leverage ratio)	**2,142,013**	**9.27 %**	**2,129,855**	**9.22 %**	**4.00 %**	**5.00 %**
December 31, 2024:						
Common equity tier 1 capital to risk-weighted assets	$ 2,083,938	12.80 %	$ 2,070,403	12.71 %	4.50 %	6.50 %
Tier 1 capital to risk-weighted assets	2,083,938	12.80 %	2,070,403	12.71 %	6.00 %	8.00 %
Total capital to risk-weighted assets	2,277,178	13.99 %	2,263,643	13.90 %	8.00 %	10.00 %
Tier 1 capital to average assets (leverage ratio)	2,083,938	9.14 %	2,070,403	9.08 %	4.00 %	5.00 %

[1] As defined by the regulations issued by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the FDIC.

A 2.5% capital conservation buffer, comprised of CET1 capital, was established above the regulatory minimum capital requirements, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, and (iii) 10.5% total capital to risk-weighted assets.

The Federal Deposit Insurance Act of 1950's prompt corrective action provisions apply only to depository institutions such as the Bank, and not to bank holding companies. Under the Federal Reserve's regulations, a bank holding company, such as FHI, is considered "well-capitalized" if the bank holding company (i) has a total risk based capital ratio of at least 10%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. The Company meets all capital ratio requirements to be well-capitalized under the Federal Reserve's regulations, and, although the prompt corrective action provisions apply only to depository institutions and not to bank holding companies, if the provisions applied to bank holding companies, the Company would meet all capital ratio requirements to be well-capitalized.

As of December 31, 2025, under the bank regulatory capital guidelines, the Company and Bank were both classified as well-capitalized and exceeded the aforementioned capital conservation buffer. Management is not aware of any conditions or events that have occurred since December 31, 2025, to change the capital adequacy category of the Company or the Bank.

In January 2025, the Company announced a stock repurchase program for up to $100.0 million of its outstanding common stock during 2025. Under this plan, the Company repurchased 4,020,554 shares at a total cost of $100.0 million during 2025. In January 2026, the Company announced a stock repurchase program for up to $250.0 million of its outstanding common stock. The timing and exact amount of stock repurchases, if any, will be subject to management's discretion and various factors, including the Company's capital position and financial performance, as well as market conditions. The stock repurchase program may be suspended, terminated or modified at any time for any reason.

In January 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.26 per share on our outstanding shares. The dividend is to be paid on February 27, 2026 to shareholders of record at the close of business on February 13, 2026.

13. Leases

The Company, as lessee, is obligated under a number of noncancelable operating leases primarily for branch premises and related real estate. Terms of such leases extend for periods up to 38 years, many of which provide for periodic adjustment of rent payments based on changes in various economic indicators. Renewal options are included in the Company's lease liabilities and related right-of-use assets to the extent that the Company is reasonably certain to exercise such options. For all of the Company's short-term leases (i.e., leases with an initial term of 12 months or less), the Company recognizes lease expense on a straight-line basis over the lease term. Variable lease payments are recognized in the period in which the obligation for those payments is incurred.

The Company's branch premises leases typically require that the Company is responsible to pay for variable lease expense, primarily maintenance expense, as well as real property taxes, property insurance and sales taxes. Maintenance expense is paid to maintain common areas and covers costs including landscaping, cleaning and general maintenance. Such variable costs are typically re-evaluated by the landlord on an annual basis and are charged to the Company based on the portion of the total building premises that is occupied by the Company.

The Company subleases certain premises and real estate to third parties. The sublease portfolio consists of operating leases for space connected with three of the Company's branch properties.

The components of the Company's net lease expense for the years ended December 31, 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Year Ended December 31,					
	2025		2024		2023	
Operating lease expense	$	8,624	$	8,665	$	8,167
Short-term lease expense		—		—		26
Variable lease expense		2,213		2,177		2,112
Less: Sublease income		(661)		(654)		(649)
Net lease expense	$	10,176	$	10,188	$	9,656

Other information related to the Company's lease liabilities as of and for the years ended December 31, 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Year Ended December 31,					
	2025		2024		2023	
Supplemental Cash Flows Information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows paid for operating leases	$	8,316	$	8,277	$	7,636
Right-of-use assets obtained in exchange for new lease obligations:						
Operating leases	$	4,187	$	5,396	$	4,775
Weighted Average Remaining Lease Term						
Operating leases (years)		19.9		20.5		21.3
Weighted Average Discount Rate						
Operating leases		3.26 %		3.22 %		3.11 %

Operating lease right-of-use assets were $57.7 million and $60.1 million as of December 31, 2025 and 2024, respectively, and were recorded as a component of other assets. Operating lease liabilities were $60.9 million and $63.0 million as of December 31, 2025 and 2024, respectively, and were recorded as a component of other liabilities.

The most significant assumption related to the Company's application of Topic 842 was the discount rate assumption. As most of the Company's lease agreements do not provide for an implicit interest rate, the Company used the collateralized interest rate that the Company would have to pay to borrow over a similar term to estimate the Company's lease liabilities.

The following table sets forth future minimum rental payments under noncancelable operating leases with terms in excess of one year as of December 31, 2025:

(dollars in thousands)	Net Operating Lease Payments	
Year ending December 31:		
2026	$	8,384
2027		5,734
2028		4,865
2029		4,807
2030		4,320
Thereafter		56,023
Total future minimum lease payments		84,133
Less: Imputed interest		(23,244)
Total	$	60,889

The Company did not have any operating leases with related parties. As such, there were no lease payments to related parties for each of the years ended December 31, 2025, 2024 and 2023.

The Company, as lessor, rents office space in its headquarters office building as well as office space located primarily in Hawaii to third party lessees. Terms of such leases, including renewal options, may be extended for up to sixteen years, many of which provide for periodic adjustment of rent payments based on changes in consumer or other price indices. The Company recognizes lease income on a straight-line basis over the lease term. Non-lease components, primarily consisting of costs incurred by the Company for maintenance and utilities, are recognized as income in the period in which the payments are due.

The Company recognized operating lease income related to lease payments of $6.6 million, $6.4 million and $6.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the Company recognized $5.7 million, $6.2 million and $6.3 million of lease income related to variable lease payments for the years ended December 31, 2025, 2024 and 2023, respectively.

Certain of the Company's leases were with related parties for the use of space at the Company's headquarters office building. There was no rental income paid by the related parties for the years ended December 31, 2025, 2024 and 2023. There are no future minimum rental income from related parties.

The following table sets forth future minimum rental income under noncancelable operating leases with terms in excess of one year as of December 31, 2025:

(dollars in thousands)	Minimum Rental Income
Year ending December 31:	
2026	$ 6,184
2027	4,422
2028	3,402
2029	2,557
2030	1,797
Thereafter	5,035
Total	$ 23,397

14. Benefit Plans

Qualified Pension Plan

The Company's employees participate in the Employees' Retirement Plan of First Hawaiian, Inc. (the "FHI ERP"). The FHI ERP is a frozen plan whereby there are no further benefit accruals for the Company's employees. However, employees retain rights to participant benefits accrued as of the date of the plan freeze.

No contributions to the pension trust are expected to be made during 2026 for the Company's participants in the FHI ERP. However, should contributions be required in accordance with the funding rules under the Employee Retirement Income Security Act of 1974 ("ERISA"), including the impact of the Pension Protection Act of 2006, the Company would make those required contributions.

Nonqualified Pension and Other Postretirement Benefit Plans

The Company also sponsors an unfunded supplemental executive retirement plan for certain key executives ("SERP"). In addition, the Company sponsors a directors' retirement plan ("Directors' Plan"), a non-qualified pension plan for eligible FHI and FHB directors that qualify for retirement benefits based on their years of service as a director. Both the SERP and the Directors' Plan were frozen as of January 1, 2005 to new participants. In March 2019, the Company's board of directors approved an amendment to the SERP to freeze the SERP, which became effective on July 1, 2019. As a result of the amendment, since the effective date, there have not been any, and there will be no, new accruals of benefits, including service accruals. Existing benefits under the SERP, as of the effective date of the amendment described above, will otherwise continue in accordance with the terms of the SERP.

A postretirement benefit plan is also offered to eligible employees that provides healthcare benefits upon retirement. The Company provides access to medical coverage for eligible retirees under age 65 at active employee premium rates and a monthly stipend to both retiree and retiree's spouse after age 62.

The Company expects to contribute $0.2 million to its Directors' Plan and $1.3 million to its postretirement medical and life insurance plans in 2026. These contributions reflect the estimated benefit payments for the unfunded plans and may vary depending on retirements during 2026.

Defined Contribution Plans

401(k) Savings Plan and Money Purchase Pension Plan

The Company matched employee contributions to the First Hawaiian, Inc. 401(k) Savings Plan, a qualified defined contribution plan, up to 5% of the employee's pay in 2025, 2024 and 2023. The Company also contributed 2.5% of employee pay to the First Hawaiian, Inc. Future Plan, a money purchase pension plan. The plans cover all employees who satisfy eligibility requirements. A select group of key executives who participate in an unqualified grandfathered supplemental executive retirement plan may participate in the 401(k) plan but are not eligible to receive the matching contribution.

The employer contributions to the above-mentioned plans for the years ended December 31, 2025, 2024 and 2023 were $10.4 million, $10.1 million and $9.3 million, respectively, and are included in salaries and employee benefits within the consolidated statements of income.

Annual Incentive Awards for Key Executives

The Company makes cash-based annual incentive awards under the First Hawaiian, Inc. Bonus Plan (the "Bonus Plan"). The Bonus Plan limits the aggregate and individual value of the awards that could be issued in any one fiscal year. The Bonus Plan expenses totaled $25.9 million, $21.7 million and $15.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in salaries and employee benefits within the consolidated statements of income.

The following table details the amounts recognized in other comprehensive income (loss) during the years presented. Pension benefits include benefits from the qualified and non-qualified plans. Other benefits include life insurance and healthcare benefits from the postretirement benefit plan.

(dollars in thousands)	Pension Benefits			Other Benefits		
	2025	2024	2023	2025	2024	2023
Amounts arising during the year:						
Net (gain) loss on pension assets	$ (2,187)	$ 1,190	$ (3,246)	$ —	$ —	$ —
Net loss (gain) on pension obligations	5,408	(4,166)	4,851	302	(963)	(542)
Reclassification adjustments recognized as components of net periodic benefit cost during the year:						
Net (gain) loss	(1,486)	(2,209)	(2,818)	1,279	1,383	1,676
Amount recognized in other comprehensive income (loss)	$ 1,735	$ (5,185)	$ (1,213)	$ 1,581	$ 420	$ 1,134

The following table shows the amounts within accumulated other comprehensive loss that had not yet been recognized as components of net periodic benefit cost as of December 31, 2025 and 2024:

(dollars in thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Net actuarial loss (gain)	$ 11,149	$ 9,414	$ (5,270)	$ (6,851)
Tax impact	(3,013)	(2,511)	1,424	1,827
Ending balance in accumulated other comprehensive loss	$ 8,136	$ 6,903	$ (3,846)	$ (5,024)

The following tables summarize the changes to the projected benefit obligation ("PBO") and fair value of plan assets for pension benefits and the accumulated postretirement benefit obligation ("APBO") and fair value of plan assets for other benefits:

(dollars in thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Benefit obligation at beginning of year	$ 142,157	$ 153,571	$ 16,761	$ 16,784
Service cost	—	—	649	618
Interest cost	7,590	7,603	886	824
Actuarial loss (gain)	5,408	(4,166)	302	(963)
Benefit payments	(14,351)	(14,851)	(490)	(502)
Benefit obligation at end of year	$ 140,804	$ 142,157	$ 18,108	$ 16,761

The actuarial gains related to changes in the Company's PBO for pension benefits and APBO for other benefits are primarily due to changes in discount rates for both years ended December 31, 2025 and 2024.

(dollars in thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Fair value of plan assets at beginning of year	$ 72,912	$ 77,603	$ —	$ —
Actual return on plan assets	5,692	2,322	—	—
Benefit payments from trust	(6,689)	(7,013)	—	—
Fair value of plan assets at end of year	$ 71,915	$ 72,912	$ —	$ —

The following table summarizes the funded status of the Company's plans and amounts recognized in the Company's consolidated balance sheets as of December 31, 2025 and 2024:

(dollars in thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Pension assets for overfunded plans	$ 12,055	$ 11,129	$ —	$ —
Pension liabilities for underfunded plans	(80,944)	(80,374)	(18,108)	(16,761)
Funded status	$ (68,889)	$ (69,245)	$ (18,108)	$ (16,761)

The following table provides information regarding the PBO, accumulated benefit obligation ("ABO"), and fair value of plan assets as of December 31, 2025 and 2024:

(dollars in thousands)	Funded Pension Plan		Unfunded Pension Plans		Total Pension Plans	
	2025	2024	2025	2024	2025	2024
Projected benefit obligation	$ 59,860	$ 61,783	$ 80,944	$ 80,374	$ 140,804	$ 142,157
Accumulated benefit obligation	59,860	61,783	80,944	80,374	140,804	142,157
Fair value of plan assets	71,915	72,912	—	—	71,915	72,912
Overfunded (underfunded) portion of PBO/ABO	12,055	11,129	(80,944)	(80,374)	(68,889)	(69,245)

The Company recognizes the overfunded and underfunded status of its pension plans as an asset and liability in the consolidated balance sheets.

Unrecognized net gains or losses that exceed 5% of the greater of the PBO or the fair value of plan assets as of the beginning of the year are amortized on a straight-line basis over five years in accordance with ASC 715. Amortization of the unrecognized net gain or loss is included as a component of net periodic pension cost. If amortization results in an amount less than the minimum amortization required under GAAP, the minimum required amount is recorded.

The following table summarizes the change in net actuarial loss (gain) and amortization for the years ended December 31, 2025 and 2024:

(dollars in thousands)	Pension Benefits 2025	Pension Benefits 2024	Other Benefits 2025	Other Benefits 2024
Net actuarial loss (gain) at beginning of year	$ 9,414	$ 14,599	$ (6,851)	$ (7,271)
Amortization cost	(1,486)	(2,209)	1,279	1,383
Liability loss (gain)	5,408	(4,166)	302	(963)
Asset (gain) loss	(2,187)	1,190	—	—
Net actuarial loss (gain) at end of year	**$ 11,149**	**$ 9,414**	**$ (5,270)**	**$ (6,851)**

The following table sets forth the components of net periodic benefit cost for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Income line item where recognized in the consolidated statements of income	Pension Benefits 2025	Pension Benefits 2024	Pension Benefits 2023	Other Benefits 2025	Other Benefits 2024	Other Benefits 2023
Service cost	Salaries and employee benefits	$ —	$ —	$ —	$ 649	$ 618	$ 545
Interest cost	Other noninterest expense	7,590	7,603	8,275	886	824	844
Expected return on plan assets	Other noninterest expense	(3,505)	(3,513)	(3,534)	—	—	—
Recognized net actuarial loss (gain)	Other noninterest expense	1,486	2,209	2,818	(1,279)	(1,383)	(1,676)
Total net periodic benefit cost		**$ 5,571**	**$ 6,299**	**$ 7,559**	**$ 256**	**$ 59**	**$ (287)**

The funded pension benefit amounts included in pension benefits for the years ended December 31, 2025, 2024 and 2023 were as follows:

(dollars in thousands)	Funded Pension Benefits 2025	Funded Pension Benefits 2024	Funded Pension Benefits 2023
Interest cost	$ 3,247	$ 3,309	$ 3,643
Expected return on plan assets	(3,505)	(3,513)	(3,534)
Recognized net actuarial loss	1,476	1,924	2,818
Total net periodic benefit cost	**$ 1,218**	**$ 1,720**	**$ 2,927**

Assumptions

The following weighted-average assumptions were used to determine benefit obligations at December 31, 2025 and 2024:

	FHI ERP Pension Benefits 2025	FHI ERP Pension Benefits 2024	SERP Pension Benefits 2025	SERP Pension Benefits 2024	Other Benefits 2025	Other Benefits 2024
Discount rate	5.15 %	5.59 %	5.15 %	5.59 %	5.15 %	5.59 %
Rate of compensation increase	NA	NA	NA	NA	NA	NA

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2025, 2024 and 2023 were as follows:

	FHI ERP Pension Benefits 2025	FHI ERP Pension Benefits 2024	FHI ERP Pension Benefits 2023	SERP Pension Benefits 2025	SERP Pension Benefits 2024	SERP Pension Benefits 2023	Other Benefits 2025	Other Benefits 2024	Other Benefits 2023
Discount rate	5.59 %	5.22 %	5.57 %	5.59 %	5.22 %	5.57 %	5.59 %	5.22 %	5.57 %
Expected long-term return on plan assets	5.05 %	4.75 %	4.75 %	NA	NA	NA	NA	NA	NA
Rate of compensation increase	NA	NA	NA	NA	NA	NA	NA	NA	NA

To select the discount rate, the Company reviews the yield on high quality corporate bonds. This rate is adjusted to convert the yield to an annual discount rate basis and may be adjusted for the population of plan participants to reflect the expected duration of the benefit payments of the plan.

Assumed healthcare cost trend rates were as follows at December 31, 2025, 2024 and 2023:

	2025	2024	2023
Healthcare cost trend rate assumed for next year	8.00 %	7.00 %	6.00 %
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate	2036	2032	2028

Plan Assets

The Company's pension plan assets were allocated as follows as of December 31, 2025 and 2024:

	Asset Allocation	
	2025	2024
Equity securities	12 %	11 %
Debt securities	81 %	85 %
Other securities	7 %	4 %
Total	100 %	100 %

There were no holdings of FHI or BNPP stock included in equity securities at December 31, 2025 and 2024.

The assets within the pension plan are managed in accordance with ERISA. The objective of the plan is to achieve, over full market cycles, a compounded annual rate of return equal to or greater than the pension plan's expected long-term rate of return. The pension plan's participants recognize that capital markets can be unpredictable and that any investment could result in periods where the market value of the pension plan's assets will decline in value. Asset allocation is likely to be the primary determinant of the pension plan's return and the associated volatility of returns for the pension plan. The Company estimated the long-term rate of return for the 2025 net periodic pension cost to be 5.05%. The return was selected based on a model of U.S. capital market assumptions with expected returns reflecting the anticipated asset allocation of the pension plan.

The target asset allocation for the pension plan at December 31, 2025, was as follows:

	Target Allocation
Equity securities	10 %
Debt securities	88 %
Other securities	2 %

Estimated Future Benefit Payments

The following table presents benefit payments that are expected to be paid over the next ten years, giving consideration to expected future service as appropriate:

(dollars in thousands)	Pension Benefits	Other Benefits
2026	$ 15,561	$ 1,327
2027	14,720	1,487
2028	14,185	1,586
2029	13,678	1,647
2030	13,145	1,676
2031 to 2035	56,202	8,759

Fair Value Measurement of Plan Assets

The Company's overall investment strategy includes a wide diversification of asset types, fund strategies and fund managers. Investments in exchange-traded funds consist primarily of investments in large-cap companies located in the United States. Fixed income securities include U.S. government agencies and corporate bonds of companies from diversified industries.

The fair values of the Company's pension plan assets at December 31, 2025 and 2024, by asset class, were as follows:

	December 31, 2025			
(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset classes:				
Cash and cash equivalents	$ 5,135	$ —	$ —	$ 5,135
Fixed income - U.S. Treasury securities	—	9,547	—	9,547
Fixed income - U.S. government agency securities	—	4,736	—	4,736
Fixed income - U.S. corporate securities	—	42,382	—	42,382
Fixed income - municipal securities	—	353	—	353
Fixed income - international securities	1,275	—	—	1,275
Equity - large-cap exchange-traded funds	4,909	—	—	4,909
Equity - large- and mid-cap exchange-traded funds	881	—	—	881
Equity - mid- and small-cap exchange-traded funds	887	—	—	887
Equity - international funds	1,810	—	—	1,810
Total	$ 14,897	$ 57,018	$ —	$ 71,915

	December 31, 2024			
(dollars in thousands)	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset classes:				
Cash and cash equivalents	$ 3,112	$ —	$ —	$ 3,112
Fixed income - U.S. Treasury securities	—	10,398	—	10,398
Fixed income - U.S. government agency securities	—	5,089	—	5,089
Fixed income - U.S. corporate securities	—	44,184	—	44,184
Fixed income - municipal securities	—	345	—	345
Fixed income - international securities	1,830	—	—	1,830
Equity - large-cap exchange-traded funds	4,799	—	—	4,799
Equity - large- and mid-cap exchange-traded funds	839	—	—	839
Equity - mid- and small-cap exchange-traded funds	901	—	—	901
Equity - international funds	1,415	—	—	1,415
Total	$ 12,896	$ 60,016	$ —	$ 72,912

No fair value measurements used Level 3 inputs as of December 31, 2025 and 2024.

The plan's investments in fixed income securities represent approximately 81.1% and 84.8% of total plan assets as of December 31, 2025 and 2024, respectively, which is the most significant concentration of risk in the plan.

Valuation Methodologies

Cash and cash equivalents — includes institutional money market funds, whose carrying value represents fair value because of their short-term maturities of the instruments held by these funds.

U.S. Treasury securities — includes securities issued by the U.S. government valued at fair value based on observable market prices for similar securities or other market observable inputs.

U.S. government agency securities — includes investment-grade debt securities issued by U.S. government agencies. These securities are valued at fair value based upon the quoted market values of the underlying net assets.

U.S. corporate securities — includes investment-grade debt securities issued by U.S. corporations. These securities are valued at fair value based on observable market prices for similar securities or other market observable inputs.

Municipal securities — includes bonds issued by a city or other local government, or their agencies. Potential issuers of municipal bonds include cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports, and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. These securities are valued at fair value based on observable market prices for similar securities or other market observable inputs.

International securities — includes investment-grade debt securities issued by international corporations. The fair value is based upon the quoted market values of the underlying net assets.

Large-cap exchange-traded fund — includes an exchange-traded fund which invests mainly in U.S. large-cap stocks such as those in the S&P 500 Index. The fair value is based upon the quoted market values of the underlying net assets.

Large- and Mid-cap exchange-traded funds — includes broadly-diversified exchange-traded funds which invest in U.S. large- and mid-cap stocks such as those in the MSCI USA Index. The fair value is based upon the quoted market values of the underlying net assets.

Mid- and Small-cap exchange-traded funds — includes broadly-diversified exchange-traded funds which invest in U.S. mid- and small-cap stocks such as those in the S&P Completion Index. The fair value is based upon the quoted market values of the underlying net assets.

International funds — includes well-diversified exchange-traded funds tracking broad-based international equity indexes. The fair value is based upon the quoted market values of the underlying net assets.

15. Income Taxes

For the years ended December 31, 2025, 2024 and 2023, income from continuing operations before income tax expense and the provision (benefit) for income taxes from continuing operations were comprised of the following:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Income from continuing operations before income tax expense			
Federal.	$ 309,133	$ 292,602	$ 309,174
Foreign [1]	45,110	—	—
Total income from continuing operations before income tax expense	$ 354,243	$ 292,602	$ 309,174
Income tax expense (benefit) from continuing operations			
Current tax expense:			
Federal.	$ 57,235	$ 57,006	$ 66,123
State and local.	20,163	16,754	21,724
Foreign	916	—	—
Total current	78,314	73,760	87,847
Deferred tax expense (benefit):			
Federal.	4,861	(4,756)	(8,387)
State and local.	(5,198)	(6,531)	(5,269)
Foreign	—	—	—
Total deferred	(337)	(11,287)	(13,656)
Total income tax expense:			
Federal.	62,096	52,250	57,736
State and local.	14,965	10,223	16,455
Foreign	916	—	—
Total provision for income taxes.	$ 77,977	$ 62,473	$ 74,191

[1] Foreign income from continuing operations includes income from the Company's Guam and Saipan operations.

The Company files Federal and state income tax returns for its subsidiaries. The Company's subsidiary also files income tax returns in Guam, Saipan and certain other state jurisdictions. The Company had a current income tax receivable due from various jurisdictions of $35.0 million and $25.5 million as of December 31, 2025 and 2024, respectively, for its share of consolidated and combined tax overpayments that had not yet been received.

The components of net deferred income tax assets and liabilities at December 31, 2025 and 2024, were as follows:

(dollars in thousands)	December 31,	
	2025	2024
Assets:		
Deferred compensation expense.	$ 56,557	$ 52,192
Allowance for credit losses and nonperforming assets.	56,247	51,922
Lease liabilities	16,623	16,808
Investment securities.	138,260	171,258
State income taxes.	2,594	1,939
Total deferred income tax assets	270,281	294,119
Liabilities:		
Leases.	(8,760)	(8,457)
Deferred income	(16,799)	(7,151)
Lease right-of-use assets.	(15,753)	(16,041)
Intangible assets	(1,075)	(973)
Other.	(29,703)	(30,292)
Total deferred income tax liabilities	(72,090)	(62,914)
Net deferred income tax assets.	$ 198,191	$ 231,205

Net deferred income tax assets were included in other assets in the consolidated balance sheets as of December 31, 2025 and 2024.

Realization of deferred tax assets is dependent on sufficient taxable income being generated in the future and, although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized. However, if estimates of future taxable income decrease, a reduction to the amount of deferred tax assets considered realizable could result.

The following analysis reconciles the Federal statutory income tax rate to the effective income tax rate for the year ended December 31, 2025:

(dollars in thousands)	Year Ended December 31, 2025	
	Amount	Percent
Federal statutory income tax expense and rate	$ 74,391	21.00 %
Federal reconciling items		
Tax credits:		
Low-income housing tax credits	(5,139)	(1.45)
Other credits	(3,295)	(0.93)
Nontaxable or nondeductible items:		
Tax-exempt BOLI income	(4,310)	(1.22)
Other nontaxable or nondeductible items	368	0.10
Cross-border tax laws	(217)	(0.06)
Other adjustments	953	0.27
State and local taxes, net of federal income tax benefit[1]	11,822	3.34
Foreign tax effects	37	0.01
Changes in unrecognized tax benefits	3,367	0.95
Income tax expense and effective income tax rate	$ 77,977	22.01 %

[1] State taxes in Hawaii and California made up the majority (greater than 50 percent) of the tax effect in this category.

The following analysis reconciles the Federal statutory income tax rate to the effective income tax rate for the years ended December 31, 2024 and 2023:

(dollars in thousands)	2024		2023	
	Amount	Percent	Amount	Percent
Federal statutory income tax expense and rate	$ 61,446	21.00 %	$ 64,927	21.00 %
State and local taxes, net of federal income tax benefit	8,077	2.76	13,000	4.20
Tax credits	(4,388)	(1.50)	(4,506)	(1.46)
Nontaxable income	(5,604)	(1.92)	(6,691)	(2.16)
Other	2,942	1.01	7,461	2.42
Income tax expense and effective income tax rate	$ 62,473	21.35 %	$ 74,191	24.00 %

The Company is subject to examination by the Internal Revenue Service ("IRS") and tax authorities in states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. Currently, refund claims and tax returns for certain years are being reviewed by state jurisdictions. No material adjustments are anticipated as a result of these examinations and reviews. The Company's income tax returns for 2022 and subsequent tax years generally remain subject to examination by U.S. federal and foreign jurisdictions, and 2021 and subsequent years are subject to examination by state taxing authorities.

A reconciliation of the amount of unrecognized tax benefits is as follows for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
(dollars in thousands)	Tax	Interest and Penalties	Total	Tax	Interest and Penalties	Total	Tax	Interest and Penalties	Total
Balance at beginning of year .	$ 179,008	$ 27,384	$ 206,392	$ 185,461	$ 26,584	$ 212,045	$ 183,751	$ 22,474	$ 206,225
Additions for current year tax positions.	203	—	203	653	—	653	629	—	629
Additions for Reorganization Transactions.	—	2,653	2,653	—	2,717	2,717	—	3,155	3,155
Additions for prior years' tax positions:									
New uncertain tax positions identified.	2,256	—	2,256	—	—	—	2,220	—	2,220
Accrual of interest and penalties	—	1,391	1,391	—	1,253	1,253	—	1,221	1,221
Reductions for prior years' tax positions:									
Expiration of statute of limitations	(1,355)	(376)	(1,731)	(4,408)	(1,280)	(5,688)	(1,139)	(266)	(1,405)
Resolutions with tax authorities	—	—	—	(2,698)	(1,890)	(4,588)	—	—	—
Balance at December 31, .	$ 180,112	$ 31,052	$ 211,164	$ 179,008	$ 27,384	$ 206,392	$ 185,461	$ 26,584	$ 212,045

Included in the balance of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023, was $55.7 million, $51.8 million and $56.4 million, respectively, of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

In connection with the Reorganization Transactions discussed below, the Company recorded unrecognized tax benefits and interest and penalties of $121.4 million and $7.0 million, respectively. Included in the balance of the unrecognized tax benefits as of December 31, 2025, was $141.2 million attributable to tax refund claims with respect to tax years 2005 through 2013 and 2015 in the State of California. Such refund claims were filed by the Company in 2015, 2019 and 2021, on behalf of the Company and its affiliates, including BOW, concerning the determination of taxes for which no benefit is currently recognized. On February 1, 2023, Bank of Montreal acquired Bank of the West from BNP Paribas SA. This transaction, and the resulting change in ownership, could affect the unrecognized tax benefits related to the years when the Company was included in consolidated and combined returns with Bank of the West.

The Company recognizes interest and penalties attributable to both unrecognized tax benefits and undisputed tax adjustments in the provision for income taxes. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $4.1 million, $4.0 million and $4.2 million, respectively, of net expense attributable to interest and penalties. The Company had a liability of $33.1 million and $29.1 million as of December 31, 2025 and 2024, respectively, accrued for interest and penalties, of which $31.1 million and $27.4 million as of December 31, 2025 and 2024, respectively, were attributable to unrecognized tax benefits and the remainder was attributable to tax adjustments which are not expected to be in dispute.

Prior to the Reorganization Transactions, the Company filed consolidated U.S. Federal and combined state tax returns that incorporated the tax receivables and unrecognized tax benefits of FHB and BOW. The consummation of the Reorganization Transactions did not relieve the Company of the pre-Reorganization Transactions tax receivables and unrecognized tax benefits recognized by BOW that were included in the Company's consolidated and combined tax returns. As a result, on April 1, 2016, the Company recorded $72.8 million related to current tax receivables, $116.6 million related to unrecognized tax benefits, and an indemnification payable of $28.6 million. As of December 31, 2025 and 2024, the Company maintained balances of $130.5 million related to current tax receivables. As of December 31, 2025 and 2024, the Company maintained balances of $161.1 million and $159.0 million, respectively, related to unrecognized tax benefits, and an indemnification receivable of $30.6 million and $28.5 million, respectively. Additionally, in connection with the Reorganization Transactions, the Company has incurred certain tax-related liabilities related to the distribution of its interest in BWHI amounting to $95.4 million. The amount necessary to pay the distribution taxes (net of the expected federal tax benefit of $33.4 million) was paid by BNPP to the Company on April 1, 2016. The Company reported total distribution taxes of $92.1 million in the 2016 tax returns of various state and local jurisdictions, and reimbursed BWHI approximately $2.1 million pursuant to a tax sharing agreement entered into on April 1, 2016 and pursuant to certain tax allocation agreements entered into among the parties. The Company expects that any future adjustment to such taxes will be similarly reimbursed to, or funded by, BNPP or its affiliates. Accordingly, the assumption of the pre-Reorganization Transactions tax receivables, unrecognized tax benefits and distribution tax liabilities and the offsetting indemnification receivables or payables were reflected as equity contributions and distributions on April 1, 2016. The reimbursement of distribution taxes to BWHI was also reflected as an adjustment to equity. If there are any future adjustments to the indemnified tax receivables or unrecognized tax benefits, an offsetting adjustment to the indemnification receivables or payables will be recorded to the provision for income taxes and other noninterest income or expense. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $2.1 million, $2.1 million and $2.5 million, respectively, of such adjustments through the provision for income taxes and noninterest income. In addition, for the year ended December 31, 2024, the Company recorded $3.8 million of such adjustments through the provision for income taxes and noninterest expense.

The following table presents income taxes paid, net of income tax refunds, for the year ended December 31, 2025:

(dollars in thousands)	Year Ended December 31, 2025
Federal taxes paid	$ 31,892
State and local taxes paid:	
California	5,380
Other	3,707
Total state and local taxes paid	9,087
Foreign taxes paid	—
Total income taxes paid	$ 40,979

Income taxes paid, net of income tax refunds, for the years ended December 31, 2024 and 2023 were $36.3 million and $54.0 million, respectively.

16. Derivative Financial Instruments

The Company enters into derivative contracts primarily to manage its interest rate risk, as well as for customer accommodation purposes. Derivatives used for risk management purposes consist of interest rate floors, swaps, and collars that are designated as either a fair value hedge or a cash flow hedge. The derivatives are recognized on the consolidated balance sheets as either assets or liabilities at fair value. Derivatives entered into for customer accommodation purposes consist of various free-standing interest rate derivative products and foreign exchange contracts. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes.

The following table summarizes the notional amounts and fair values of derivatives held by the Company as of December 31, 2025 and 2024:

| | December 31, 2025 | | | December 31, 2024 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional Amount	Asset Derivatives[1]	Liability Derivatives[2]	Notional Amount	Asset Derivatives[1]	Liability Derivatives[2]
Derivatives designated as hedging instruments:						
Interest rate swaps	$ 60,000	$ 7,470	$ —	$ 63,750	$ 8,780	$ —
Interest rate collars	100,000	59	—	200,000	—	(115)
Interest rate floors	300,000	1,665	—	—	—	—
Derivatives not designated as hedging instruments:						
Interest rate swaps	3,018,578	12,328	(12,328)	2,491,036	4,818	(5,990)
Visa derivative	69,748	—	(2,300)	66,606	—	(2,300)
Foreign exchange contracts	807	—	—	198	—	—

[1] The positive fair values of derivative assets are included in other assets.
[2] The negative fair values of derivative liabilities are included in other liabilities.

Certain interest rate derivatives noted above, are cleared through clearinghouses, rather than directly with counterparties. Those transactions cleared through a clearinghouse require initial margin collateral and variation margin payments depending on the contracts being in a net asset or liability position. As of December 31, 2025 and 2024, the amount of initial margin cash collateral posted by the Company was nil and $0.4 million, respectively. As of December 31, 2025 and 2024, the variation margin was nil and $1.2 million, respectively.

As of December 31, 2025, the Company pledged nil in cash and received $10.5 million in cash as collateral for interest rate derivatives. As of December 31, 2024, the Company pledged $0.4 million in cash and received $30.0 million in cash as collateral for interest rate derivatives. As of December 31, 2025 and 2024, the cash collateral includes the excess initial margin for interest rate derivatives cleared through clearinghouses and cash collateral for interest rate derivatives with financial institution counterparties.

As of December 31, 2025 and 2024, the Company received $22.5 million and $43.7 million, respectively, in securities collateral for interest rate derivatives, which is held in a custodial account and is not recorded on the Company's consolidated balance sheets.

Fair Value Hedges

To manage the risk related to the Company's net interest margin, interest rate swaps are utilized to hedge certain fixed-rate loans. These swaps have maturity, amortization and prepayment features that correspond to the loans hedged and are designated and qualify as fair value hedges. Any gain or loss on the swaps, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in current period earnings.

At December 31, 2025 and 2024, the Company carried one interest rate swap with a notional amount of $60.0 million and $63.8 million, respectively, which was designated and qualified as a fair value hedge for a commercial and industrial loan. As of December 31, 2025 and 2024, the interest rate swap had a positive fair value of $7.5 million and $8.8 million, respectively. The swap matures in 2041. The Company received a USD Federal Funds floating rate and paid a fixed rate of 2.07%.

The following table shows the gains and losses recognized in income related to derivatives in fair value hedging relationships for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Gains (losses) recognized in the consolidated statements of income line item	Year Ended December 31,		
		2025	2024	2023
Gains (losses) on fair value hedging relationships recognized in interest income:				
Recognized on interest rate swap	Loans and lease financing	**$ (1,311)**	$ (2,081)	$ 3,586
Recognized on hedged item	Loans and lease financing	**1,318**	2,081	(3,898)

As of December 31, 2025 and 2024, the following amounts were recorded in the consolidated balance sheets related to the cumulative basis adjustments for fair value hedges:

	Carrying Amount of the Hedged Asset		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Asset	
(dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Line item in the consolidated balance sheets in which the hedged item is included				
Loans and leases	**$ 52,491**	$ 54,923	**$ (7,509)**	$ (8,827)

Cash Flow Hedges

The Company utilized interest rate swaps to reduce asset sensitivity and enhance current yields associated with interest payments received on a pool of floating-rate loans. The Company entered into interest rate swaps paying floating rates and receiving fixed rates. The floating-rate index (Bloomberg Short-Term Bank Yield Index, or "BSBY") corresponds to the floating-rate nature of the interest receipts being hedged (based on USD Prime). The swaps provided an initial benefit to interest income as the Company received the higher fixed rate, which persisted while the floating rate remained below the swap's fixed rate. By hedging with interest rate swaps, the Company minimized the adverse impact on interest income previously associated with a low interest rate environment on floating-rate loans.

The Company previously carried two interest rate swaps with notional amounts totaling $200.0 million. The swaps matured in April 2024. The Company received fixed rates ranging from 1.70% to 2.08% and paid 1-month BSBY.

The Company also utilized interest rate collars to manage interest rate risk and protect against downside risk in yields associated with interest payments received on a pool of floating-rate assets. The floating-rate index of the collars (Secured Overnight Financing Rate, or "SOFR") corresponds to the floating-rate nature of the interest receipts being hedged (based on SOFR). Interest rate collars involve the payments of variable-rate amounts if the collar index exceeds the cap strike rate on the contract and receipts of variable-rate amounts if the collar index falls below the floor strike rate on the contract. No payments are required if the collar index falls between the cap and floor rates. By hedging with interest rate collars, the Company mitigates the adverse impact on interest income associated with possible future decreases in interest rates.

As of December 31, 2025, the Company carried one interest rate collar with a notional amount of $100.0 million. As of December 31, 2025, the interest rate collar had a positive fair value of $0.1 million. The collar matures in 2027. The interest rate collar had a floor strike rate of 2.00% and a cap strike rate of 5.64%.

As of December 31, 2024, the Company carried two interest rate collars with notional amounts totaling $200.0 million. As of December 31, 2024, these interest rate collars had a negative fair value of $0.1 million. One of the collars matured in September 2025 and the other collar matures in 2027. The interest rate collars had a floor strike rate of 2.00% and cap strike rates ranging from 5.31% to 5.64%.

Further, the Company also utilized interest rate floors to manage interest rate risk and protect against downside risk in yields associated with interest payments received on a pool of floating-rate assets. The floating-rate index of the floors (SOFR) correspond to the floating-rate nature of the interest receipts being hedged (based on SOFR). An interest rate floor involves the receipt of variable-rate amounts if the floor index falls below the floor strike rate on the contract. No payments are received if the floor index is above the floor strike rate. By hedging with interest rate floors, the Company mitigates the adverse impact on interest income associated with possible future decreases in interest rates.

As of December 31, 2025, the Company carried three interest rate floors with a notional amount of $300.0 million. As of December 31, 2025, the interest rate floors had a positive fair value of $1.7 million. The interest rate floors were executed between April and September 2025 and mature in 2028. The interest rate floors had floor strike rates ranging from 2.95% to 3.00%. As of December 31, 2024, the Company did not carry any interest rate floors.

The interest rate swaps, collars and floors are designated and qualify as cash flow hedges. To the extent that the hedge is considered highly effective, the gain or loss on the interest rate swaps, collars and floors is reported as a component of other comprehensive income ("OCI") and reclassified out of accumulated other comprehensive income ("AOCI") into earnings in the same period that the hedged transaction affects earnings.

The assessment of hedge effectiveness excludes the initial time value of the interest rate floors at inception and on an ongoing basis. This initial time value is recognized as an adjustment to OCI, with an offset to interest income, over the life of the floors through an amortization approach.

The following table summarizes the effect of cash flow hedging relationships for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Pretax net gains (losses) recognized in OCI - included component	$ 148	$ (845)	$ (940)
Pretax net gains (losses) recognized in OCI - excluded component	(1,222)	—	—
Total pretax net gains (losses) recognized in OCI on cash flow derivative hedges	$ (1,074)	$ (845)	$ (940)
Pretax net losses (gains) reclassified from AOCI into income - included component[1]	$ —	$ 1,825	$ 6,257
Pretax net losses (gains) reclassified from AOCI into income - excluded component[1]	443	—	—
Total pretax net losses (gains) reclassified from AOCI into income[1]	$ 443	$ 1,825	$ 6,257

[1] Losses (gains) are reclassified from AOCI into interest income from loans and lease financing.

The estimated net amount to be reclassified within the next 12 months out of AOCI into earnings is $1.0 million as a decrease to interest income from loans and lease financing. As of December 31, 2025, the maximum length of time over which forecasted transactions are hedged is approximately three years.

Free-Standing Derivative Instruments

For the derivatives that are not designated as hedges, changes in fair value are reported in current period earnings. The following table summarizes the impact on pretax earnings of derivatives not designated as hedges, as reported on the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Net losses recognized in the consolidated statements of income line item	Year Ended December 31,		
		2025	2024	2023
Derivatives Not Designated As Hedging Instruments:				
Interest rate swaps	Other noninterest income	$ (21)	$ (63)	$ (518)
Visa derivative	Other noninterest income	(5,194)	(6,270)	(7,738)

As of December 31, 2025, the Company carried multiple interest rate swaps with notional amounts totaling $3.0 billion, all of which were related to the Company's customer swap program, with a positive fair value of $12.3 million and a negative fair value of $12.3 million. The Company received floating rates ranging from 3.87% to 6.87% and paid fixed rates ranging from 2.39% to 6.67%. The swaps mature between 2026 and 2043. As of December 31, 2024, the Company carried multiple interest rate swaps with notional amounts totaling $2.5 billion, all of which were related to the Company's customer swap program, with a positive fair value of $4.8 million and a negative fair value of $6.0 million. The Company received floating rates ranging from 4.87% to 7.55% and paid fixed rates ranging from 2.39% to 6.67%. These swaps resulted in net interest expense of nil during each of the years ended December 31, 2025, 2024 and 2023.

The Company's customer swap program is designed by offering customers a variable-rate loan that is swapped to fixed-rate through an interest-rate swap. The Company simultaneously executes an offsetting interest-rate swap with a swap dealer. Upfront fees on the dealer swap are recorded in other noninterest income and totaled $3.0 million, $1.4 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Visa Class B Restricted Shares

In 2016, the Company recorded a $22.7 million net realized gain related to the sale of 274,000 Visa Class B restricted shares. Concurrent with the sale of the Visa Class B restricted shares, the Company entered into a funding swap agreement with the buyer that requires payment to the buyer in the event Visa reduces each member bank's Class B conversion rate to unrestricted Class A common shares. During 2018 through 2023, Visa funded its litigation escrow account, thereby reducing each member bank's Class B conversion rate to unrestricted Class A common shares from 1.6483 to 1.5875. Under the terms of the funding swap agreement, the Company will make monthly payments to the buyer based on Visa's Class A stock price and the number of Visa Class B restricted shares that were sold until the date on which the covered litigation is settled. In April 2024, Visa, Inc. commenced an initial exchange offer ("Visa Exchange Offer") for all of its outstanding Class B shares (subsequently renamed as "Class B-1 shares"), of which the buyer elected and Visa, Inc. accepted. The buyer received a combination of Visa Class B-2 shares and Visa Class C shares in exchange for the 274,000 Class B-1 shares previously owned by the Company. Visa Class B-2 shares and Visa Class C shares have a current conversion rate to Class A common shares of 1.5108 and 4.0000, respectively. The Company took this exchange into consideration when valuing the derivative liability ("Visa derivative") at December 31, 2025. The Visa derivative of $2.3 million was included in the consolidated balance sheets at both December 31, 2025 and 2024, to provide for the fair value of this liability. There were no sales of these shares prior to 2016. See "Note 21. Fair Value" in the notes to the consolidated financial statements for more information.

Counterparty Credit Risk

By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset, net of cash or other collateral received, and net of derivatives in a loss position with the same counterparty to the extent master netting arrangements exist. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. Counterparty credit risk related to derivatives is considered in determining fair value.

The Company's interest rate derivative agreements include bilateral collateral agreements with collateral requirements which begin with exposures in excess of $0.3 million. For each counterparty, the Company reviews the interest rate derivative collateral daily. Collateral for customer interest rate derivative agreements, calculated as the pledged asset less loan balance, requires valuation of the pledged asset. Counterparty credit risk adjustments of nil were recognized during each of the years ended December 31, 2025, 2024 and 2023, respectively.

Credit-Risk Related Contingent Features

Certain of the Company's derivative contracts contain provisions whereby if the Company's credit rating were to be downgraded by certain major credit rating agencies as a result of a merger or material adverse change in the Company's financial condition, the counterparty could require an early termination of derivative instruments. The aggregate fair value of all derivative instruments with such credit-risk related contingent features that are in a net liability position was nil at both December 31, 2025 and 2024, for which the Company posted nil in collateral in the normal course of business. If the Company's credit rating had been downgraded as of December 31, 2025 and 2024, the Company may have been required to settle the contracts in an amount equal to their fair value.

17. Commitments and Contingent Liabilities

Contingencies

Various legal proceedings are pending or threatened against the Company. After consultation with legal counsel, management does not expect that the aggregate liability, if any, resulting from these proceedings would have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit which are not reflected in the consolidated financial statements.

Unfunded Commitments to Extend Credit

A commitment to extend credit is a legally binding agreement to lend funds to a customer, usually at a stated interest rate and for a specified purpose. Commitments are reported net of participations sold to other institutions. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience is expected to be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in making loans. In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate, by monitoring the size and expiration structure of these portfolios and by applying the same credit standards maintained for all of its related credit activities. Commitments to extend credit are reported net of participations sold to other institutions of $86.4 million and $87.6 million at December 31, 2025 and 2024, respectively.

Standby and Commercial Letters of Credit

Standby letters of credit are issued on behalf of customers in connection with contracts between the customers and third parties. Under standby letters of credit, the Company assures that the third parties will receive specified funds if customers fail to meet their contractual obligations. The credit risk to the Company arises from its obligation to make payment in the event of a customer's contractual default. Standby letters of credit are reported net of participations sold to other institutions of $6.3 million and $6.6 million at December 31, 2025 and 2024, respectively. The Company also had commitments for commercial and similar letters of credit. Commercial letters of credit are issued specifically to facilitate commerce whereby the commitment is typically drawn upon when the underlying transaction between the customer and a third party is consummated. The maximum amount of potential future payments guaranteed by the Company is limited to the contractual amount of these letters. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held supports those commitments for which collateral is deemed necessary. The commitments outstanding as of December 31, 2025 have maturities ranging from January 2026 to June 2028. Substantially all fees received from the issuance of such commitments are deferred and amortized on a straight-line basis over the term of the commitment.

Financial instruments with off-balance sheet risk at December 31, 2025 and 2024 were as follows:

(dollars in thousands)	December 31,	
	2025	2024
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 6,635,946	$ 5,789,600
Standby letters of credit	252,166	230,379
Commercial letters of credit	2,040	6,460

Guarantees

The Company sells residential mortgage loans in the secondary market primarily to The Federal National Mortgage Association ("FNMA" or "Fannie Mae") and The Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") that may potentially require repurchase under certain conditions. This risk is managed through the Company's underwriting practices. The Company services loans sold to investors and loans originated by other originators under agreements that may include repurchase remedies if certain servicing requirements are not met. This risk is managed through the Company's quality assurance and monitoring procedures. Management does not anticipate any material losses as a result of these transactions.

Lease Commitments

The Company's lease commitments are discussed in "Note 13. Leases" in the notes to the consolidated financial statements.

Foreign Exchange Contracts

The Company has forward foreign exchange contracts that represent commitments to purchase or sell foreign currencies at a future date at a specified price. The Company's utilization of forward foreign exchange contracts is subject to the primary underlying risk of movements in foreign currency exchange rates and to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Forward foreign exchange contracts are utilized to mitigate the Company's risk to satisfy customer demand for foreign currencies and are not used for trading purposes. See "Note 16. Derivative Financial Instruments" in the notes to the consolidated financial statements for more information.

Reorganization Transactions

In connection with the Reorganization Transactions as discussed in "Note 1. Organization and Summary of Significant Accounting Policies" in the notes to the consolidated financial statements, FHI (formerly BancWest) distributed its interest in BWHI (including BOW) to BNPP so that BWHI was held directly by BNPP (BWHI is now held indirectly by BNPP through its intermediate holding company). As a result of the Reorganization Transactions that occurred on April 1, 2016, various tax or other contingent liabilities could arise related to the business of BOW, or related to the Company's operations prior to the Reorganization Transactions when it was known as BancWest, including its then wholly owned subsidiary, BOW. The Company is not able to determine the ultimate outcome or estimate the amounts of these contingent liabilities, if any, at this time. The Company recorded an increase to other noninterest expense of $3.8 million and an equal offsetting decrease of $3.8 million to the provision for income taxes during the year ended December 31, 2024, related to adjustments made to certain of these uncertain tax liabilities.

18. Revenue from Contracts with Customers

In accordance with Topic 606, *Revenue from Contracts with Customers*, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Disaggregation of Revenue

During the quarter ended December 31, 2025, the Company realigned its internal organizational and management reporting structure. As a result of this change, the Company reduced its reportable operating segments from three to two. The Company's reportable segments are now Retail Banking and Commercial Banking. Activities previously reported within the Treasury and Other segment are now included in Corporate/Other, as Treasury exists to support the Company's operating segments. The change in reportable segments reflects how the Company's chief operating decision maker currently evaluates performance and allocates resources. In addition, during the third quarter of 2025, the Company made changes to the internal measurement of segment operating profits for the purpose of evaluating segment performance and resource allocation. The Company has reported its selected financial information using the new loan and deposit balance alignments and using two reportable operating segments for the year ended December 31, 2025. Prior-period segment information has been recast to conform to the current presentation. See "Note 22. Reportable Operating Segments" for more information.

The following table summarizes the Company's revenues, which includes net interest income on financial instruments and noninterest income, disaggregated by type of service and business segments and Corporate/Other, for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Year Ended December 31, 2025			
	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Net interest income (expense)[1]	$ 517,255	$ 177,017	$ (30,530)	$ 663,742
Service charges on deposit accounts	26,523	4,719	394	31,636
Credit and debit card fees	—	55,626	3,874	59,500
Other service charges and fees	39,306	2,546	2,267	44,119
Trust and investment services income	37,039	—	(98)	36,941
Other	917	7,109	4,257	12,283
Not in scope of Topic 606[1]	7,791	8,320	16,456	32,567
Total noninterest income	111,576	78,320	27,150	217,046
Total revenue	$ 628,831	$ 255,337	$ (3,380)	$ 880,788

| | Year Ended December 31, 2024 | | | |
(dollars in thousands)	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Net interest income (expense)[1]	$ 492,408	$ 200,038	$ (69,708)	$ 622,738
Service charges on deposit accounts	26,916	3,795	379	31,090
Credit and debit card fees	—	58,115	3,986	62,101
Other service charges and fees	32,182	2,511	2,318	37,011
Trust and investment services income	38,306	—	—	38,306
Other	739	9,023	7,070	16,832
Not in scope of Topic 606[1]	7,878	5,998	(13,413)	463
Total noninterest income	106,021	79,442	340	185,803
Total revenue	$ 598,429	$ 279,480	$ (69,368)	$ 808,541

| | Year Ended December 31, 2023 | | | |
(dollars in thousands)	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Net interest income[1]	$ 445,182	$ 188,532	$ 2,413	$ 636,127
Service charges on deposit accounts	26,432	2,786	429	29,647
Credit and debit card fees	—	56,651	4,853	61,504
Other service charges and fees	25,162	1,819	2,144	29,125
Trust and investment services income	38,449	—	—	38,449
Other	539	8,622	2,870	12,031
Not in scope of Topic 606[1]	7,069	5,480	17,510	30,059
Total noninterest income	97,651	75,358	27,806	200,815
Total revenue	$ 542,833	$ 263,890	$ 30,219	$ 836,942

---

[1] Most of the Company's revenue is not within the scope of Topic 606. The guidance explicitly excludes net interest income from financial assets and liabilities as well as other noninterest income from loans, leases, investment securities, derivative financial instruments and bank-owned life insurance.

For the years ended December 31, 2025, 2024 and 2023, substantially all of the Company's revenues under the scope of Topic 606 were related to performance obligations satisfied at a point in time.

The following is a discussion of revenues within the scope of Topic 606.

Service Charges on Deposit Accounts

Service charges on deposit accounts relate to fees generated from a variety of deposit products and services rendered to customers. Charges include, but are not limited to, overdraft fees, non-sufficient fund fees, dormant fees and monthly service charges. Such fees are recognized concurrent with the event on a daily basis or on a monthly basis depending upon the customer's cycle date.

Credit and Debit Card Fees

Credit and debit card fees primarily represent revenues earned from interchange fees, ATM fees and merchant processing fees. Interchange and network revenues are earned on credit and debit card transactions conducted with payment networks. ATM fees are primarily earned as a result of surcharges assessed to non-FHB customers who use an FHB ATM. Merchant processing fees are primarily earned on transactions in which FHB is the acquiring bank. Such fees are generally recognized concurrently with the delivery of services on a daily basis.

Trust and Investment Services Fees

Trust and investment services fees represent revenue earned by directing, holding and managing customers' assets. Fees are generally computed based on a percentage of the previous period's value of assets under management. The transaction price (i.e., percentage of assets under management) is established at the inception of each contract. Trust and investment services fees also include fees collected when the Company acts as agent or personal representative and executes security transactions, performs collection and disbursement of income, and completes investment management and other administrative tasks.

Other Fees

Other fees primarily include revenues generated from wire transfers, lockboxes, bank issuance of checks and insurance commissions. Such fees are recognized concurrent with the event or on a monthly basis.

Contract Balances

A contract liability is an entity's obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. The Company received signing bonuses from three vendors in prior years and one vendor in the current year, which are being amortized over the term of the respective contracts. As of December 31, 2025 and 2024, the Company had contract liabilities of $1.3 million and $2.2 million, respectively, which will be recognized over the remaining term of the respective contracts with the vendors. For the years ended December 31, 2025, 2024 and 2023, the Company recognized revenues, thereby decreasing contract liabilities by approximately $1.0 million, $0.9 million and $0.8 million, respectively, due to the passage of time. There were no changes in contract liabilities due to changes in transaction price estimates.

A contract asset is the right to consideration for transferred goods or services when the amount is conditioned on something other than the passage of time. As of December 31, 2025 and 2024, there were no material receivables from contracts with customers or contract assets recorded on the Company's consolidated balance sheets.

Other

Except for the contract liabilities noted above, the Company did not have any significant performance obligations as of December 31, 2025 and 2024. The Company also did not have any material contract acquisition costs or use any significant judgments or estimates in recognizing revenue for financial reporting purposes.

19. Earnings per Share

For the years ended 2025, 2024 and 2023, the Company made no adjustments to net income for the purpose of computing earnings per share and there were nil, nil and 574,000 antidilutive securities, respectively.

The computations of basic and diluted earnings per share were as follows for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands, except shares and per share amounts)	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income	$ 276,266	$ 230,129	$ 234,983
Denominator:			
Basic: weighted-average shares outstanding	124,793,785	127,702,573	127,567,547
Add: weighted-average equity-based awards	715,361	623,292	348,326
Diluted: weighted-average shares outstanding	125,509,146	128,325,865	127,915,873
Basic earnings per share	$ 2.21	$ 1.80	$ 1.84
Diluted earnings per share	$ 2.20	$ 1.79	$ 1.84

20. Stock-Based Compensation

The Company has several stock-based compensation plans that allow for grants of restricted stock, restricted shares, performance share units, performance shares and restricted stock units to its employees and non-employee directors. The Company's stock-based compensation plans are administered by the Compensation Committee of the Board of Directors. For the years ended December 31, 2025, 2024 and 2023, stock-based compensation expense was $15.9 million, $11.9 million and $9.6 million, respectively, and the related income tax benefit was $3.5 million, $2.5 million and $2.3 million, respectively. For the years ended December 31, 2025, 2024 and 2023, all common stock issuances in connection with stock-based compensation arrangements were issued from unissued shares.

As of December 31, 2025, total shares authorized under the Company's stock-based compensation plans for employees were 10.3 million shares, of which 4.7 million shares were available for future grants. As of December 31, 2025, total shares authorized under the 2016 Non-Employee Director Plan were 268,941 shares, of which 77,680 shares were available for future grants.

Restricted Share Awards

Restricted share awards ("RSAs") provide grantees with rights to shares of common stock contingent upon completion of a service period. RSAs generally vest, and any restrictions will lapse, over a period of three years in equal annual installments on each of the first, second and third anniversaries of the grant date, provided that the grantee remain continuously employed through the applicable vesting date, subject to certain exceptions. Grantees have the right to receive all dividends without restrictions at the times and in the manner paid to shareholders generally. The fair value of RSAs is determined based on the closing price of FHI's common stock on the date of grant. The Company recognizes compensation expense related to RSAs on a straight-line basis over the vesting period for service-based awards.

The following presents the Company's RSA activity for the years ended December 31, 2025, 2024 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value	
Unvested as of December 31, 2022	46,857	$	25.96
Granted	—		—
Vested	(45,756)		25.96
Forfeited	(1,101)		26.14
Unvested as of December 31, 2023	—	$	—
Granted	—		—
Vested	—		—
Forfeited	—		—
Unvested as of December 31, 2024	—	$	—
Granted	—		—
Vested	—		—
Forfeited	—		—
Unvested as of December 31, 2025	—	**$**	**—**

For the years ended December 31, 2025, 2024 and 2023, the Company granted no shares of RSAs to key employees.

The total grant date fair value of RSAs that vested for the years ended December 31, 2025, 2024, and 2023 was nil, nil and $1.2 million, respectively. Unrecognized compensation expense related to unvested RSAs was nil as of December 31, 2025, 2024 and 2023.

Performance Share Units and Performance Share Awards

Performance share units ("PSUs") and performance share awards ("PSAs") (collectively, "Performance Awards") are an award of units or shares in which the recipient's rights in the units or shares are contingent on the achievement of pre-established performance goals. At the end of the performance period, the Compensation Committee will determine to what extent the performance goals originally outlined when the Performance Awards were granted have been achieved. Depending on the level of performance achieved, 0-200% of the original grant (target number) of PSUs will be earned and will vest and 0-200% of the original grant (target number) of PSAs will be earned and will vest. All remaining unvested PSUs or PSAs will be immediately forfeited. Employees must be continuously employed by the Company from the grant date through the applicable vesting date, with any unvested Performance Awards being forfeited upon termination of employment, subject to certain exceptions. Following vesting, the Company will issue one share of FHI common stock for each vested PSU and evidence of ownership of one share of FHI common stock for each vested PSA. The fair value of Performance Awards is estimated based on the use of a Monte Carlo simulation or based on the closing price of FHI's common stock on the date of grant and is amortized on a straight-line basis over the vesting period. For PSUs, grantees have no voting rights until the shares of common stock underlying vested PSUs are delivered to the grantee. Conversely, for PSAs, grantees have full voting rights as of the grant date.

The Performance Awards are governed by the Company's Long-Term Incentive Plan (the "LTIP"), which is designed to reward selected key employees for their individual performance and the Company's performance measured over multi-year performance cycles. Awards related to the LTIP provide for equity-based awards based on the Company's profitability and market conditions that are based on the Company's performance relative to peer groups over a three-year performance period.

The following presents the Company's Performance Award activity for the years ended December 31, 2025, 2024 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value	
Unvested as of December 31, 2022	954,134	$	27.36
Granted	447,130		26.72
Vested	(193,065)		25.96
Forfeited	(98,731)		26.21
Unvested as of December 31, 2023	1,109,468	$	27.44
Granted	579,324		20.80
Vested	(211,871)		26.37
Forfeited	(114,509)		26.37
Unvested as of December 31, 2024	1,362,412	$	25.13
Granted	**455,238**		**26.56**
Vested	**(221,576)**		**28.57**
Forfeited	**(206,406)**		**26.75**
Unvested as of December 31, 2025	**1,389,668**	**$**	**24.74**

For the years ended December 31, 2025, 2024 and 2023, the Company granted 455,238, 579,324 and 447,130 Performance Awards, respectively, to key employees. The Company granted these Performance Awards in connection with its LTIP for the three-year performance periods which began on January 1, 2025, 2024 and 2023. These awards have performance conditions that are based on the Company's profitability and market conditions that are based on the Company's performance relative to peer groups.

The total grant date fair value of Performance Awards that vested for the years ended December 31, 2025, 2024 and 2023, was $6.3 million, $5.6 million and $5.0 million, respectively. Unrecognized compensation expense related to unvested Performance Awards was $9.7 million, $9.4 million and $8.2 million as of December 31, 2025, 2024 and 2023, respectively. The unrecognized compensation expense as of December 31, 2025 is expected to be recognized over a weighted average vesting period of 1.2 years.

Restricted Stock Units

Restricted stock units ("RSUs") are an award of units that correspond in number and value to a specified number of shares of FHI's common stock that are subject to vesting requirements, including certain service conditions, and transferability restrictions. RSUs do not represent actual ownership of common stock and grantees have no voting rights until the shares of common stock underlying the RSUs are delivered. Following vesting, the Company will issue one share of FHI common stock for each vested RSU. The fair value of RSUs is valued based on the closing price of FHI's common stock on the date of grant and is amortized on a straight-line basis over the vesting period.

The following presents the Company's RSU activity for the years ended December 31, 2025, 2024 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value	
Unvested as of December 31, 2022	263,160	$	27.91
Granted	232,280		25.57
Vested	(122,036)		27.75
Forfeited	(27,843)		27.38
Unvested as of December 31, 2023	345,561	$	26.50
Granted	272,974		21.18
Vested	(185,075)		26.15
Forfeited	(21,419)		25.51
Unvested as of December 31, 2024	412,041	$	23.51
Granted	**217,715**		**26.15**
Vested	**(202,657)**		**24.47**
Forfeited	**(20,710)**		**23.32**
Unvested as of December 31, 2025	**406,389**	**$**	**24.56**

For the year ended December 31, 2025, the Company granted 24,040 RSUs to non-employee directors with a weighted-average grant date fair value of $23.29 and 193,675 RSUs were granted to employees with a weighted-average grant date fair value of $26.46. For the year ended December 31, 2024, the Company granted 26,714 RSUs to non-employee directors with a weighted-average grant date fair value of $22.33 and 246,260 RSUs were granted to employees with a weighted-average grant date fair value of $21.05. For the year ended December 31, 2023, the Company granted 29,704 RSUs to non-employee directors with a weighted-average grant date fair value of $18.85 and 202,576 RSUs were granted to employees with a weighted-average grant date fair value of $26.28. The awards will vest on various dates.

The total grant date fair value of RSUs that vested during the years ended December 31, 2025, 2024 and 2023 was $4.9 million, $4.8 million and $3.4 million, respectively. Unrecognized compensation expense related to unvested RSUs was $5.7 million, $5.3 million and $5.2 million as of December 31, 2025, 2024 and 2023, respectively. The unrecognized compensation expense as of December 31, 2025 is expected to be recognized over a weighted average vesting period of 0.8 years.

For all awards of PSUs, PSAs, and RSUs, dividend equivalents will accrue from the date of grant and the Company, upon delivery of the common stock, with respect to the vested PSUs and RSUs, and evidence of ownership of the shares, with respect to the vested PSAs, will pay to each grantee a cash amount equal to the product of all cash dividends paid on a share of common stock from the grant date to such delivery date and the number of shares of common stock underlying such vested PSUs, PSAs, and RSUs, as applicable, on such delivery date.

Employee Stock Purchase Plan

The Company also has an employee stock purchase plan ("ESPP") which permits employees to periodically purchase Company stock on a payroll deduction basis. Participant purchases through the ESPP receive a discount of 5% from the closing price of FHI's common stock on the exercise date. Participants are required to adhere to a two-year holding period with regards to shares purchased through the ESPP. The ESPP has been determined to be non-compensatory in nature. As a result, the Company expects that expenses related to the ESPP will not be material. As of December 31, 2025, total shares authorized under the Company's ESPP were 600,000 shares, of which 475,787 shares of common stock were available for future purchases. The Company issued 11,504 shares, 11,362 shares and 16,226 shares of common stock to employee participants in 2025, 2024 and 2023, respectively.

21. Fair Value

The Company determines the fair values of its financial instruments based on the requirements established in ASC 820, *Fair Value Measurements*, which provides a framework for measuring fair value under GAAP and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 defines fair value as the exit price, the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

Fair Value Hierarchy

ASC 820 establishes three levels of fair values based on the markets in which the assets or liabilities are traded and the reliability of the assumptions used to determine fair value. The levels are:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability ("Company-level data"). Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

ASC 820 requires that the Company disclose estimated fair values for certain financial instruments. Financial instruments include such items as investment securities, loans, deposits, interest rate and foreign exchange contracts, swaps and other instruments as defined by the standard. The Company has an organized and established process for determining and reviewing the fair value of financial instruments reported in the Company's financial statements. The fair value measurements are reviewed to ensure they are reasonable and in line with market experience in similar asset and liability classes.

Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as collateral-dependent loans, other real estate owned, other customer relationships, and other intangible assets. These nonrecurring fair value adjustments typically involve the application of lower of cost or fair value accounting or write-downs of individual assets.

Disclosure of fair values is not required for certain items such as lease financing, obligations for pension and other postretirement benefits, premises and equipment, prepaid expenses, deposit liabilities with no defined or contractual maturity, and income tax assets and liabilities.

Reasonable comparisons of fair value information with that of other financial institutions cannot necessarily be made because the standard permits many alternative calculation techniques, and numerous assumptions have been used to estimate the Company's fair values.

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at Fair Value

For the assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table below), the Company applies the following valuation techniques:

Available-for-sale securities

Available-for-sale debt securities are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, including estimates by third-party pricing services, if available. If quoted prices are not available, fair values are measured using proprietary valuation models that utilize market observable parameters from active market makers and inter-dealer brokers whereby securities are valued based upon available market data for securities with similar characteristics. Management reviews the pricing information received from the Company's third-party pricing service to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy and transfers of securities within the fair value hierarchy are made if necessary. On a monthly basis, management reviews the pricing information received from the third-party pricing service which includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by the third-party pricing service. Management also identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. The Company's third-party pricing service has also established processes for the Company to submit inquiries regarding quoted prices. Periodically, the Company will challenge the quoted prices provided by the third-party pricing service. The Company's third-party pricing service will review the inputs to the evaluation in light of the new market data presented by the Company. The Company's third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. The Company classifies all available-for-sale securities as Level 2.

Derivatives

Most of the Company's derivatives are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value on a recurring basis using proprietary valuation models that primarily use market observable inputs, such as yield curves, and option volatilities. The fair value of derivatives includes values associated with counterparty credit risk and the Company's own credit standing. The Company classifies these derivatives, included in other assets and other liabilities, as Level 2.

Concurrent with the sale of the Visa Class B restricted shares, the Company entered into an agreement with the buyer that requires payment to the buyer in the event Visa reduces each member bank's Class B conversion rate to unrestricted Class A common shares. During 2018 through 2023, Visa funded its litigation escrow account, thereby reducing each member bank's Class B conversion rate to unrestricted Class A common shares from 1.6483 to 1.5875. As a result of the Visa Exchange Offer, the buyer held a combination of Visa Class B-2 shares and Visa Class C shares, of which the Visa derivative's notional is based on. Visa Class B-2 shares and Visa Class C shares have a current conversion rate to Class A common shares of 1.5108 and 4.0000, respectively. The Visa derivative of $2.3 million was included in the consolidated balance sheets at both December 31, 2025 and 2024, to provide for the fair value of this liability. The potential liability related to this funding swap agreement was determined based on management's estimate of the timing and the amount of Visa's litigation settlement and the resulting payments due to the counterparty under the terms of the contract. As such, the funding swap agreement is classified as Level 3 in the fair value hierarchy. The significant unobservable inputs used in the fair value measurement of the Company's funding swap agreement are the potential future changes in the Class B-2 conversion rate, expected term and growth rate of the market price of Visa Class A common shares. Material increases (or decreases) in any of those inputs may result in a significantly higher (or lower) fair value measurement.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 are summarized below:

(dollars in thousands)	Fair Value Measurements as of December 31, 2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Mortgage-backed securities:				
Residential - Government agency[1]	$ —	$ 30,367	$ —	$ 30,367
Residential - Government-sponsored enterprises[1]	—	878,215	—	878,215
Commercial - Government agency	—	191,177	—	191,177
Commercial - Government-sponsored enterprises	—	41,599	—	41,599
Commercial - Non-agency	—	129,014	—	129,014
Collateralized mortgage obligations:				
Government agency	—	426,276	—	426,276
Government-sponsored enterprises	—	302,996	—	302,996
Collateralized loan obligations	—	76,589	—	76,589
Total available-for-sale securities	—	2,076,233	—	2,076,233
Other assets[2]	595	21,522	—	22,117
Liabilities				
Other liabilities[3]	—	(12,328)	(2,300)	(14,628)
Total	$ 595	$ 2,085,427	$ (2,300)	$ 2,083,722

(dollars in thousands)	Fair Value Measurements as of December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Government agency debt securities	$ —	$ 8,147	$ —	$ 8,147
Mortgage-backed securities:				
Residential - Government agency[1]	—	35,859	—	35,859
Residential - Government-sponsored enterprises[1]	—	738,113	—	738,113
Commercial - Government agency	—	196,125	—	196,125
Commercial - Government-sponsored enterprises	—	44,908	—	44,908
Commercial - Non-agency	—	22,083	—	22,083
Collateralized mortgage obligations:				
Government agency	—	397,124	—	397,124
Government-sponsored enterprises	—	310,682	—	310,682
Collateralized loan obligations	—	173,475	—	173,475
Total available-for-sale securities	—	1,926,516	—	1,926,516
Other assets[2]	179	13,598	—	13,777
Liabilities				
Other liabilities[3]	—	(6,105)	(2,300)	(8,405)
Total	$ 179	$ 1,934,009	$ (2,300)	$ 1,931,888

[1] Backed by residential real estate.

[2] Other assets classified as Level 1 include money market funds that have quoted prices in active markets and are related to the Company's deferred compensation plans. Other assets classified as Level 2 include derivative assets.

[3] Other liabilities include derivative liabilities.

For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2025 and 2024, the significant unobservable inputs used in the fair value measurements were as follows:

(dollars in thousands)	Fair value	Valuation Technique	Significant Unobservable Input	Range
Quantitative Information about Level 3 Fair Value Measurements at December 31, 2025				
Collateral-dependent loans	**$ 13,608**	**Financial Statement Values**	**Discounts to reflect estimated selling costs**	**0% - 50%**
Visa derivative	**(2,300)**	**Discounted Cash Flow**	**Expected Conversion Rate - 1.5108[1]**	**1.3848-1.5108**
			Expected Term - 6 months[2]	**n/m[2]**
			Growth Rate - 13%[3]	**-11% - 28%**

(dollars in thousands)	Fair value	Valuation Technique	Significant Unobservable Input	Range
Quantitative Information about Level 3 Fair Value Measurements at December 31, 2024				
Collateral-dependent loans	$ 20,734	Financial Statement Values	Discounts to reflect estimated selling costs	0% - 50%
Visa derivative	(2,300)	Discounted Cash Flow	Expected Conversion Rate - 1.5430[1]	1.4444-1.5430
			Expected Term - 6 months[2]	n/m[2]
			Growth Rate - 7%[3]	-21% - 19%

[1] Due to the uncertainty in the movement of the conversion rate, the current conversion rate as of the respective consolidated balance sheet dates was utilized in the fair value calculation.

[2] The expected term was based on a claim filing deadline and subsequent period for claims to be processed. As such, a range is not meaningful to disclose.

[3] The growth rate was based on the arithmetic average of analyst price targets.

Changes in Fair Value Levels

During the years ended December 31, 2025 and 2024, there were no transfers between fair value hierarchy levels.

The changes in Level 3 liabilities measured at fair value on a recurring basis for the years ended December 31, 2025 and 2024 are summarized below:

	Visa Derivative	
(dollars in thousands)	2025	2024
Year Ended December 31,		
Balance as of January 1,	$ (2,300)	$ (2,300)
Total net losses included in other noninterest income	(5,194)	(6,270)
Settlements	5,194	6,270
Balance as of December 31,	$ (2,300)	$ (2,300)
Total net losses included in net income attributable to the change in unrealized losses related to liabilities still held as of December 31,	$ (5,194)	$ (6,270)

Assets and Liabilities Carried at Other Than Fair Value

The following tables summarize for the years indicated the estimated fair value of the Company's financial instruments that are not required to be carried at fair value on a recurring basis, excluding leases and deposit liabilities with no defined or contractual maturity:

| | | December 31, 2025 | | | |
| | | Fair Value Measurements | | | |
(dollars in thousands)	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial assets:					
Cash and cash equivalents	$ 1,477,752	$ 228,734	$ 1,249,018	$ —	$ 1,477,752
Investment securities held-to-maturity	3,533,082	—	3,188,775	—	3,188,775
Loans held for sale.	1,370	—	1,376	—	1,376
Loans[1]	13,870,599	—	—	13,356,550	13,356,550
Financial liabilities:					
Time deposits[2]	$ 3,370,133	$ —	$ 3,356,533	$ —	$ 3,356,533

| | | December 31, 2024 | | | |
| | | Fair Value Measurements | | | |
(dollars in thousands)	Book Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial assets:					
Cash and cash equivalents	$ 1,170,190	$ 258,057	$ 912,133	$ —	$ 1,170,190
Investment securities held-to-maturity	3,790,650	—	3,262,509	—	3,262,509
Loans[1]	13,973,608	—	—	13,373,785	13,373,785
Financial liabilities:					
Time deposits[2]	$ 3,298,370	$ —	$ 3,280,119	$ —	$ 3,280,119
Short-term borrowings	250,000	—	249,312	—	249,312

---

[1] Excludes financing leases of $441.9 million at December 31, 2025 and $434.7 million at December 31, 2024.

[2] Excludes deposit liabilities with no defined or contractual maturity of $17.1 billion at December 31, 2025 and $17.0 billion at December 31, 2024.

Unfunded loan and lease commitments and letters of credit are not included in the tables above. As of December 31, 2025 and 2024, the Company had $6.9 billion and $6.0 billion, respectively, of unfunded loan and lease commitments and letters of credit. A reasonable estimate of the fair value of these instruments is the carrying value of deferred fees plus the related reserve for unfunded commitments, which totaled $49.7 million and $47.4 million at December 31, 2025 and 2024, respectively. No active trading market exists for these instruments and the estimated fair value does not include value associated with the borrower relationship. The Company does not estimate the fair values of certain unfunded loan and lease commitments that can be canceled by providing notice to the borrower. As Company-level data is incorporated into the fair value measurement, unfunded loan and lease commitments and letters of credit are classified as Level 3.

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at the Lower of Cost or Fair Value

The Company applies the following valuation techniques to assets measured at the lower of cost or fair value:

Mortgage servicing rights

MSRs are carried at the lower of cost or fair value and are therefore subject to fair value measurements on a nonrecurring basis. The fair value of MSRs is determined using models which use significant unobservable inputs, such as estimates of prepayment rates, the resultant weighted average lives of the MSRs and the option-adjusted spread levels. Accordingly, the Company classifies MSRs as Level 3.

Collateral-dependent loans

Collateral-dependent loans are those for which repayment is expected to be provided substantially through the operation or sale of the collateral. These loans are measured at fair value on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral are primarily based on real estate appraisal reports prepared by third-party appraisers less estimated selling costs. The Company may also use another available source of collateral assessment, such as purchase offers, letters of intent, or broker price opinions, to determine a reasonable estimate of the fair value of the collateral. The fair value of other collateral such as business assets is typically ascertained by assessing inventory listings and borrower's financial statements less estimated selling costs. The Company measures the estimated credit losses on collateral-dependent loans by performing a lower of cost or fair value analysis. If the estimated credit losses are determined by the value of the collateral, the net carrying amount is adjusted to fair value on a nonrecurring basis as Level 3 by recognizing an ACL.

Other real estate owned

The Company values these properties at fair value at the time the Company acquires them, which establishes their new cost basis. After acquisition, the Company carries such properties at the lower of cost or fair value less estimated selling costs on a nonrecurring basis. Fair value is measured on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral for other real estate owned are primarily based on real estate appraisal reports prepared by third-party appraisers less disposition costs and are classified as Level 3.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required to record certain assets at fair value on a nonrecurring basis in accordance with GAAP. These assets are subject to fair value adjustments that result from the application of lower of cost or fair value accounting or write-downs of individual assets to fair value.

The following table provides the level of valuation inputs used to determine each fair value adjustment and the fair value of the related individual assets or portfolio of assets with fair value adjustments on a nonrecurring basis as of December 31, 2025 and 2024:

(dollars in thousands)	Level 1	Level 2	Level 3
December 31, 2025			
Collateral-dependent loans	$ —	$ —	$ 13,608
December 31, 2024			
Collateral-dependent loans	$ —	$ —	$ 20,734

Total expected credit losses recognized on collateral-dependent loans for the years ended December 31, 2025 and 2024 were $2.0 million and $4.6 million, respectively. There were no nonrecurring fair value adjustments during the year ended December 31, 2023.

22. Reportable Operating Segments

The Company's reportable segments are based on the manner in which management organizes the business for making operating decisions and assessing performance. These segments reflect how discrete financial information is currently evaluated by the chief operating decision maker and how performance is assessed and resources are allocated. The Company's internal management process measures the performance of these business segments. This process, which is not necessarily comparable with similar information for any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP.

During the quarter ended December 31, 2025, the Company realigned its internal organizational and management reporting structure. As a result of this change, the Company reduced its reportable operating segments from three to two. The Company's reportable segments are now Retail Banking and Commercial Banking. Activities previously reported within the Treasury and Other segment are now included in Corporate/Other, as Treasury exists to support the Company's operating segments. The change in reportable segments reflects how the Company's chief operating decision maker currently evaluates performance and allocates resources. In addition, during the third quarter of 2025, the Company made changes to the internal measurement of segment operating profits for the purpose of evaluating segment performance and resource allocation. The primary reason for the change was to align loan and deposit balances within the business segment that directly manages them. Specifically, certain loan and deposit balances previously included as part of the Retail Banking and Commercial Banking segments were reclassified among the segments and what is now Corporate/Other. The reallocation of select loan and deposit balances affected net interest income, net interest income after provision for credit losses, provision for income taxes, net income and segment earning assets. The Company has reported its selected financial information using the new loan and deposit balance alignments and using two reportable operating segments for the year ended December 31, 2025. Prior-period segment information has been recast to conform to the current presentation.

The Company's chief operating decision maker is the chief executive officer, who assesses the segments' performance by using each segment's net income. Segment net income is predominantly considered in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a monthly basis to monitor profitability of each segment as well as to monitor each segment's expenditures alongside the performance of each segment and its respective managers.

The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Corporate/Other.

The Company allocates the provision for credit losses from Corporate/Other (which includes activity within the Company's support units) to the Retail Banking and Commercial Banking business segments. These allocations are based on direct costs incurred by the Retail Banking and Commercial Banking business segments.

Noninterest income and expense includes allocations from support units to the business segments. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage. Income tax expense is allocated to each business segment as well as Corporate/Other based on the consolidated effective income tax rate for the period shown.

Business Segments

Retail Banking

      Retail Banking offers a broad range of financial products and services to consumers and small businesses. Loan and lease products offered include residential and commercial mortgage loans, home equity lines of credit and loans, automobile loans and leases, secured and unsecured lines of credit, installment loans and small business loans and leases. Deposit products offered include checking, savings and time deposit accounts. Retail Banking also offers wealth management services. Products and services from Retail Banking are delivered to customers through 49 banking locations throughout the State of Hawaii, Guam and Saipan.

Commercial Banking

      Commercial Banking offers products that include corporate banking related products, commercial real estate loans, commercial lease financing, secured and unsecured lines of credit, automobile loans and auto dealer financing, business deposit products and credit cards. Commercial lending and deposit products are offered primarily to middle-market and large companies locally, nationally and internationally.

Corporate/Other

      Corporate/Other includes activity within the support units of the Company and not associated with a segment. One such area is Treasury, which includes activities surrounding the management of interest-bearing deposits, investment securities, federal funds sold and purchased, government deposits, short- and long-term borrowings and bank-owned properties (and these assets' and liabilities' related interest income and expense). The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, foreign exchange income related to customer driven cross-border wires for business and personal reasons and management of bank-owned properties. The net residual effect of the transfer pricing of assets and liabilities is included in Corporate/Other, along with the elimination of intercompany transactions.

      Other organizational units within Corporate/Other (such as Technology, Operations, Credit and Risk Management, Human Resources, Finance, Administration, Marketing and Corporate and Regulatory Administration) provide a wide range of support to the Company's reportable segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

      The following tables present selected business segment and Corporate/Other financial information for the years indicated:

166

(dollars in thousands)	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Year Ended December 31, 2025				
Interest income	$ 330,592	$ 442,677	$ 178,034	$ 951,303
Intersegment interest allocations [1]	(245,880)	(323,220)	569,100	—
Total interest income	84,712	119,457	747,134	951,303
Interest expense	(200,133)	(67,706)	(19,722)	(287,561)
Intersegment interest allocations [1]	632,676	125,266	(757,942)	—
Total interest expense	432,543	57,560	(777,664)	(287,561)
Net interest income (expense)	517,255	177,017	(30,530)	663,742
Provision for credit losses	(11,422)	(12,928)	(2,850)	(27,200)
Net interest income (expense) after provision for credit losses	505,833	164,089	(33,380)	636,542
Noninterest income	111,576	78,320	27,150	217,046
Salaries and employee benefits	(99,958)	(18,897)	(127,051)	(245,906)
Contracted services and professional fees	(11,680)	(16,903)	(31,714)	(60,297)
Occupancy	(30,248)	(1,943)	1,967	(30,224)
Equipment	(5,524)	(1,869)	(48,899)	(56,292)
Card rewards program	—	(33,363)	—	(33,363)
Other segment items [2]	(143,784)	(7,008)	77,529	(73,263)
Noninterest expense	(291,194)	(79,983)	(128,168)	(499,345)
Income (loss) before (provision) benefit for income taxes	326,215	162,426	(134,398)	354,243
(Provision) benefit for income taxes	(75,687)	(32,411)	30,121	(77,977)
Net income (loss)	$ 250,528	$ 130,015	$ (104,277)	$ 276,266
Other Segment Disclosures:				
Depreciation and amortization [3]	$ 4,034	$ 266	$ 17,330	$ 21,630
Segment earning assets [4]	7,186,257	7,133,105	6,877,718	21,197,080

(dollars in thousands)	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Year Ended December 31, 2024				
Interest income	$ 322,700	$ 482,739	$ 174,605	$ 980,044
Intersegment interest allocations [1]	(243,711)	(344,676)	588,387	—
Total interest income	78,989	138,063	762,992	980,044
Interest expense	(231,888)	(77,674)	(47,744)	(357,306)
Intersegment interest allocations [1]	645,307	139,649	(784,956)	—
Total interest expense	413,419	61,975	(832,700)	(357,306)
Net interest income (expense)	492,408	200,038	(69,708)	622,738
(Provision) benefit for credit losses	(8,341)	(9,167)	2,758	(14,750)
Net interest income (expense) after (provision) benefit for credit losses	484,067	190,871	(66,950)	607,988
Noninterest income	106,021	79,442	340	185,803
Salaries and employee benefits	(99,055)	(18,959)	(117,551)	(235,565)
Contracted services and professional fees	(11,832)	(16,304)	(32,776)	(60,912)
Occupancy	(30,270)	(1,975)	3,274	(28,971)
Equipment	(5,585)	(1,228)	(47,089)	(53,902)
Card rewards program	—	(33,831)	—	(33,831)
Other segment items [2]	(148,789)	(18,252)	79,033	(88,008)
Noninterest expense	(295,531)	(90,549)	(115,109)	(501,189)
Income (loss) before (provision) benefit for income taxes	294,557	179,764	(181,719)	292,602
(Provision) benefit for income taxes	(66,697)	(36,769)	40,993	(62,473)
Net income (loss)	$ 227,860	$ 142,995	$ (140,726)	$ 230,129
Other Segment Disclosures:				
Depreciation and amortization [3]	$ 4,461	$ 268	$ 15,438	$ 20,167
Segment earning assets [4]	7,137,624	7,276,273	6,660,415	21,074,312

(dollars in thousands)	Retail Banking	Commercial Banking	Corporate/ Other	Consolidated Total
Year Ended December 31, 2023				
Interest income	$ 293,755	$ 461,128	$ 168,696	$ 923,579
Intersegment interest allocations [1]	(223,814)	(314,489)	538,303	—
Total interest income	69,941	146,639	706,999	923,579
Interest expense	(136,281)	(57,434)	(93,737)	(287,452)
Intersegment interest allocations [1]	511,522	99,327	(610,849)	—
Total interest expense	375,241	41,893	(704,586)	(287,452)
Net interest income	445,182	188,532	2,413	636,127
Provision for credit losses	(9,899)	(14,961)	(1,770)	(26,630)
Net interest income after provision for credit losses	435,283	173,571	643	609,497
Noninterest income	97,651	75,358	27,806	200,815
Salaries and employee benefits	(96,363)	(19,605)	(109,787)	(225,755)
Contracted services and professional fees	(11,511)	(16,177)	(38,735)	(66,423)
Occupancy	(31,108)	(1,920)	3,420	(29,608)
Equipment	(4,965)	(968)	(39,176)	(45,109)
Card rewards program	—	(31,627)	—	(31,627)
Other segment items [2]	(160,784)	(42,542)	100,710	(102,616)
Noninterest expense	(304,731)	(112,839)	(83,568)	(501,138)
Income (loss) before (provision) benefit for income taxes	228,203	136,090	(55,119)	309,174
(Provision) benefit for income taxes	(54,638)	(31,384)	11,831	(74,191)
Net income (loss)	$ 173,565	$ 104,706	$ (43,288)	$ 234,983
Other Segment Disclosures:				
Depreciation and amortization [3]	$ 4,566	$ 285	$ 14,855	$ 19,706
Segment earning assets [4]	7,251,615	7,134,567	7,894,728	22,280,910

---

[1] Intersegment interest allocations are the result of funds transfer-pricing methodologies that are utilized to allocate a cost for the funding of assets and a credit for the collection of deposits from Corporate/Other to the business segment assets and liabilities.

[2] Other segment items included in segment net income includes advertising and marketing, regulatory assessment and fees, allocations and transfer pricing on non-earning assets, liabilities and equity, and other miscellaneous and administrative fees. Amounts included in the Corporate/Other column are not related to the segments but include the effect of certain expense allocations or transfer pricing to the segments.

[3] The amounts of depreciation and amortization disclosed by the reportable segments and Corporate/Other are included within equipment, occupancy, other segment items, and noninterest income.

[4] Segment earning assets only apply to the Retail Banking and Commercial Banking segments. The Corporate/Other column includes earning assets not associated with a segment (such as investment securities, interest-bearing deposits and federal funds).

Segment earning assets for Retail Banking and Commercial Banking and earning assets for Corporate/Other include all earning assets such as interest-bearing deposits, loans and leases, available-for-sale securities, held-to-maturity securities, and other earning assets. Total segment earning assets reconciled to consolidated amounts are as follows:

	December 31,		
(dollars in thousands)	2025	2024	2023
Total earning assets for reportable segments and Corporate/Other	$ 21,197,080	$ 21,074,312	$ 22,280,910
Other non-earning assets [1]	2,758,172	2,753,874	2,645,564
Total consolidated assets	$ 23,955,252	$ 23,828,186	$ 24,926,474

---

[1] Other non-earning assets are primarily comprised of fixed assets, receivables and clearing accounts, and other miscellaneous assets that do not generate interest income.

23. Parent Company

The following tables present Parent Company-only condensed financial statements:

Condensed Statements of Comprehensive Income

	Year Ended December 31,		
(dollars in thousands)	2025	2024	2023
Income			
Dividends from FHB	$ 240,500	$ 181,800	$ 139,500
Other income	2,096	2,147	2,492
Total income	242,596	183,947	141,992
Noninterest expense			
Salaries and employee benefits	5,180	4,812	4,404
Contracted services and professional fees	3,534	3,590	3,554
Equipment	114	113	102
Other	1,624	5,240	1,474
Total noninterest expense	10,452	13,755	9,534
Income before (benefit) provision for income taxes and equity in undistributed income of FHB	232,144	170,192	132,458
(Benefit) provision for income taxes	(533)	(4,076)	145
Equity in undistributed income of FHB	43,589	55,861	102,670
Net income	$ 276,266	$ 230,129	$ 234,983
Comprehensive income	$ 372,120	$ 296,345	$ 344,027

Condensed Statements of Condition

	December 31,	
(dollars in thousands)	2025	2024
Assets		
Cash and cash equivalents	$ 17,471	$ 18,130
Investment in FHB	2,757,205	2,603,944
Other assets	30,622	28,526
Total assets	$ 2,805,298	$ 2,650,600
Liabilities and Stockholders' Equity		
Retirement benefits payable	$ 691	$ 677
Other liabilities	35,242	32,437
Total liabilities	35,933	33,114
Total stockholders' equity	2,769,365	2,617,486
Total liabilities and stockholders' equity	$ 2,805,298	$ 2,650,600

Condensed Statements of Cash Flows

(dollars in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net income	**$ 276,266**	$ 230,129	$ 234,983
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of FHB	**(43,589)**	(55,861)	(102,670)
Deferred income tax provision (benefit)	**22**	16	(96)
Stock-based compensation	**581**	575	584
Change in assets and liabilities:			
Net decrease in other assets	**22**	3,161	164
Net increase (decrease) in other liabilities	**67**	(34)	39
Net cash provided by operating activities	**233,369**	177,986	133,004
Cash flows from financing activities			
Dividends paid	**(129,907)**	(132,798)	(132,646)
Stock tendered for payment of withholding taxes	**(4,055)**	(2,778)	(3,215)
Proceeds from employee stock purchase plan	**275**	245	308
Common stock repurchased	**(100,000)**	(40,000)	—
Stock repurchase excise tax paid in current year	**(341)**	—	—
Net cash used in financing activities	**(234,028)**	(175,331)	(135,553)
Net (decrease) increase in cash and cash equivalents	**(659)**	2,655	(2,549)
Cash and cash equivalents at beginning of year	**18,130**	15,475	18,024
Cash and cash equivalents at end of year	**$ 17,471**	$ 18,130	$ 15,475

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, the Chief Executive Officer and Chief Financial Officer assert that the Company maintained effective internal control over financial reporting as of December 31, 2025 based on the specified criteria.

Attestation Report of the Company's Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Deloitte & Touche LLP's attestation report on the Company's internal control over financial reporting appears on the following page and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
First Hawaiian, Inc.
Honolulu, Hawaii

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Hawaiian, Inc. and subsidiary (the "Company") as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment, and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic consolidated financial statements in accordance with the instructions for the consolidated financial statements for bank holding companies (Form FR Y-9C). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
February 27, 2026

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408(c) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

For information relating to the directors of the Company, the section captioned "Corporate Governance and Board Matters – Director Nominees" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the Company's fiscal year is incorporated herein by reference. For information relating to the executive officers of the Company, the section captioned "Biographies of Executive Officers" in the Proxy Statement is incorporated herein by reference.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, the section captioned "Stock Ownership – Security Ownership of Certain Beneficial Owners, Directors and Management – Delinquent Section 16(a) Reports" in the Proxy Statement is incorporated herein by reference.

Disclosure of Code of Ethics

For information concerning the Company's Code of Ethics, the information contained under the section captioned "Corporate Governance and Board Matters – Board of Directors, Committees and Governance—Corporate Governance Guidelines and Code of Conduct and Ethics" in the Proxy Statement is incorporated herein by reference.

Procedures for Stockholder Nominations

For information regarding procedures for stockholder nominations, the section captioned "Other Business – Stockholder Proposals for the 2027 Annual Meeting" in the Proxy Statement is incorporated herein by reference.

Audit Committee

For information regarding the Audit Committee and its composition and the audit committee financial experts, the section captioned "Corporate Governance and Board Matters — Board of Directors, Committees and Governance — Committees of Our Board of Directors — Audit Committee" in the Proxy Statement is incorporated herein by reference.

Disclosure of Insider Trading Policy

Our board of directors has adopted the First Hawaiian, Inc. Insider Trading Policy which governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, or by FHI itself. This policy has been reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NASDAQ listing standards.

ITEM 11. EXECUTIVE COMPENSATION

For information regarding executive and director compensation, the sections captioned "Executive Compensation" and "Corporate Governance and Board Matters – Board of Directors, Committees and Governance – Director Compensation" in the Proxy Statement are incorporated herein by reference.

For information regarding compensation committee interlocks and insider participation, the section captioned "Corporate Governance and Board Matters – Board of Directors, Committees and Governance — Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference. For our Compensation Committee Report, the section captioned "Executive Compensation — Compensation Committee Report" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

For information regarding Security Ownership of Certain Beneficial Owners, Directors and Management, the section captioned "Stock Ownership" in the Proxy Statement is incorporated herein by reference.

The following table sets forth information about the Company common stock that may be issued upon the exercise of stock options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,796,057	$ —	5,294,029
Equity compensation plans not approved by security holders . . .	—	—	—
Total	1,796,057	$ —	5,294,029

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

For information regarding transactions with related persons, promoters and certain control persons, the section captioned "Corporate Governance and Board Matters – Board of Directors, Committees and Governance – Our Relationship with BNPP and Certain Other Related Party Transactions" in the Proxy Statement is incorporated herein by reference.

For information regarding director independence, the section captioned "Board of Directors, Committees and Governance — Director Independence" in the Company's Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

For information regarding principal accounting fees and services, the sections captioned "Principal Accountant Fees" and "– Preapproval Policies and Procedures" in the Proxy Statement is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   1.   Financial Statements

The following consolidated financial statements of First Hawaiian, Inc. and Subsidiary are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Consolidated Statements of Income – For the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income – For the years ended December 31, 2025, 2024 and 2023

Consolidated Balance Sheets – As of December 31, 2025 and 2024

Consolidated Statements of Stockholders' Equity – For the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows – For the years ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

2.   Financial Statement Schedules

All schedules are omitted since the required information is either not applicable, not deemed material, or is disclosed in the Company's consolidated financial statements.

3.   Exhibits

The list of exhibits required to be filed as exhibits to this Annual Report on Form 10-K is listed below in the "Exhibit Index".

ITEM 16. FORM 10-K SUMMARY

 None.

EXHIBIT INDEX

Exhibit Number	
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on August 10, 2016 (File No. 001-14585))
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(a) to the Quarterly Report on Form 10-Q filed by First Hawaiian, Inc. on April 27, 2018 (File No. 001-14585))
3.3	Fourth Amended and Restated Bylaws of First Hawaiian, Inc., effective as of February 26, 2020 (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed by First Hawaiian, Inc. on February 28, 2020 (File No. 001-14585))
4.1	Description of First Hawaiian, Inc. securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by First Hawaiian, Inc. on February 28, 2020 (File No. 001-14585))
10.1	Master Reorganization Agreement, dated as of April 1, 2016, by and among BancWest Corporation (to be renamed First Hawaiian, Inc.), BancWest Holding Inc., BWC Holding Inc. and BNP Paribas (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.2	Tax Sharing Agreement, dated as of April 1, 2016, by and among BNP Paribas, BancWest Corporation (to be renamed First Hawaiian, Inc.) and BancWest Holding Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.3	Agreement for Allocation and Settlement of Income Tax Liabilities, effective as of July 1, 2016, by and among BNP Paribas, BNP Paribas Fortis, BNP Paribas USA, Inc., BancWest Corporation, BancWest Holding Inc., Bank of the West, First Hawaiian, Inc. and First Hawaiian Bank (incorporated by reference to Exhibit 10.17 to Amendment No. 1 the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 26, 2016 (File No. 333-212451))
10.4	Insurance Agreement, by and among BNP Paribas, BNP Paribas USA, Inc. and First Hawaiian, Inc. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on August 10, 2016 (File No. 001-14585))
10.5	First Hawaiian Bank Long-Term Incentive Plan, as amended and restated as of January 1, 2013 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.6	First Hawaiian, Inc. Long-Term Incentive Plan, as amended and restated effective August 9, 2016 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on August 10, 2016 (File No. 001-14585))
10.7	Certification Regarding Amendment and Restatement of the First Hawaiian Bank Incentive Plan for Key Employees, dated February 24, 2014 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.8	First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed by First Hawaiian, Inc. on August 8, 2016 (File No. 333-212996))
10.9	First Hawaiian, Inc. 2016 Non-Employee Director Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed by First Hawaiian, Inc. on August 8, 2016 (File No. 333-212996))

10.10	First Hawaiian, Inc. Amended & Restated 2016 Non-Employee Director Plan (incorporated by reference to Annex B of the Registrant's Definitive Proxy Statement on Schedule 14A filed by First Hawaiian, Inc. on March 12, 2021 (File No. 001-14585))
10.11	First Hawaiian, Inc. Bonus Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on August 10, 2016 (File No. 001-14585))
10.12	First Hawaiian, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed by First Hawaiian, Inc. on August 8, 2016 (File No. 333-212996))
10.13	Executive Severance Plan of First Hawaiian, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on October 22, 2021 (File No. 001-14585))
10.14	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan IPO Restricted Share Award Agreement (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.15	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan IPO Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.16	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan Restricted Share Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by First Hawaiian, Inc. on October 26, 2018 (File No. 001-14585))
10.17	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan Restricted Share Award Agreement (2019) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on March 5, 2019 (File No. 001-14585))
10.18	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan Restricted Share Award Agreement (2020) (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed by First Hawaiian, Inc. on February 28, 2020 (File No. 001-14585))
10.19	First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan Form of Restricted Stock Unit Award Agreement (2021) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on February 4, 2021 (File No. 001-14585))
10.20	Form of First Hawaiian, Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.21	Form of First Hawaiian, Inc. Long-Term Incentive Plan Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on March 5, 2019 (File No. 001-14585))
10.22	First Hawaiian, Inc. Long-Term Incentive Plan Form of Performance Share Unit Award Agreement (2021) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on February 4, 2021 (File No. 001-14585))
10.23	Form of First Hawaiian, Inc. 2016 Non-Employee Director Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.24	BancWest Corporation Deferred Compensation Plan Part B (2016 Restatement) (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed by First Hawaiian, Inc. on December 13, 2016 (File No. 333-215068))

10.25	Amended and Restated First Hawaiian Bank Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on April 27, 2018 (File No. 001-14585))
10.26	First Hawaiian Inc. Supplemental Executive Retirement Plan Part B (2019 Restatement) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by First Hawaiian, Inc. on April 26, 2019 (File No. 001-14585))
10.27	Employment Agreement, dated as of October 20, 2011, by and among Robert S. Harrison, First Hawaiian Bank and BancWest Corporation (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by First Hawaiian, Inc. on July 8, 2016 (File No. 333-212451))
10.28	First Hawaiian, Inc. Role-Based Allowance Award Agreement for Robert S. Harrison (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by First Hawaiian, Inc. on August 10, 2016 (File No. 001-14585))
10.29	Offer Letter, dated as of December 14, 2022, from Robert S. Harrison on behalf of First Hawaiian Bank to James M. Moses (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K filed by First Hawaiian, Inc. on February 24, 2023 (File No. 001-14585))
10.30	First Hawaiian, Inc. 2025 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.4 of the Form S-8 filed by First Hawaiian, Inc. on May 19, 2025 (File No. 333-287379))
10.31	Form of 2025 First Hawaiian, Inc. Omnibus Incentive Compensation Plan Restricted Stock Unit Award Agreement
19.1	First Hawaiian, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Form 10-K filed by First Hawaiian, Inc. on February 28, 2025 (File No. 001-14585))
21.1	Subsidiaries of First Hawaiian, Inc.
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Amended, Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Amended, Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	First Hawaiian Inc. Clawback Policy for the Mandatory Recoupment of Erroneously Awarded Incentive Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by First Hawaiian, Inc. on February 28, 2024 (File No. 001-14585))
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

First Hawaiian, Inc.

By: /s/ Robert S. Harrison
Robert S. Harrison
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 27, 2026

/s/ Robert S. Harrison Robert S. Harrison Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	/s/ James M. Moses James M. Moses Vice Chairman and Chief Financial Officer
/s/ Tertia M. Freas Tertia M. Freas, Director	/s/ Michael K. Fujimoto Michael K. Fujimoto, Director
/s/ Faye W. Kurren Faye W. Kurren, Director	/s/ James S. Moffatt James S. Moffatt, Director
/s/ Mark M. Mugiishi Mark M. Mugiishi, Director	/s/ Kelly A. Thompson Kelly A. Thompson, Director
/s/ Vanessa L. Washington Vanessa L. Washington, Director	/s/ C. Scott Wo C. Scott Wo, Director









Board of Directors

■ – First Hawaiian Inc. Board of Directors ▲ – First Hawaiian Bank Board of Directors

Robin K. Campaniano ▲
President and Chief Executive Officer (Retired)
AIG Hawaii Insurance Company

W. Allen Doane ▲
Chairman and Chief Executive Officer (Retired)
Alexander & Baldwin, Inc.

Tertia M. Freas ■▲
Executive Director
The Clarence T.C. Ching Foundation

Michael K. Fujimoto ■▲
Chairman Emeritus (Retired)
HPM Building Supply

Robert S. Harrison ■▲
Chairman, President, and Chief Executive Officer
First Hawaiian Bank

Robert P. Hiam ▲
President and Chief Executive Officer (Retired)
Hawaii Medical Service Association

Donald G. Horner ▲
Chairman and Chief Executive Officer
Grove Farm Corporation
Partner
Malu Investments

Faye W. Kurren ■▲
President and Chief Executive Officer (Retired)
Hawaii Dental Service

Leighton S. L. Mau ▲
President and Chief Executive Officer
Waikiki Business Plaza, Inc.

James S. Moffatt ■▲
Vice Chairman and Global CEO (Retired)
Deloitte Consulting

Mark M. Mugiishi ■▲
Chief Executive Officer
Hawaii Medical Service Association

Mark K. Teruya ▲
Chairman and Chief Executive Officer (Retired)
Armstrong Produce, Ltd.

Kelly A. Thompson ■▲
Senior Vice President and
Chief Operating Officer (Retired)
Walmart eCommerce

Allen B. Uyeda ▲
Chief Executive Officer (Retired)
First Insurance Company of Hawaii, Ltd.

Vanessa L. Washington ■▲
Senior Executive Vice President,
General Counsel and Secretary (Retired)
Bank of the West

C. Scott Wo ■▲
Owner/Executive Team
C. S. Wo & Sons, Ltd.

KAUA'I (5)
Lihu'e
O'AHU (27)
Kailua
Honolulu
N
W
E
S
Lāna'i City
Wailuku
MAUI (6)
HAWAI'I (7)
Hilo
Kailua-Kona
GUAM (3)
Hagatna
SAIPAN (1)
THE 49 BRANCHES of
FIRST HAWAIIAN BANK



First Hawaiian, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

First Hawaiian, Inc.
999 Bishop Street, Honolulu, Hawai'i 96813

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
48 Wall Street. Floor 23
New York, NY 10005
HelpAST@equiniti.com

COMMON STOCK LISTING: FHB

The common stock of First Hawaiian, Inc. is traded on the Nasdaq Global Select Market under the ticker symbol FHB.

INQUIRIES

Shareholders with questions about stock transfer services or share holdings may contact Equiniti Trust Company, LLC, by calling (800) 937-5449, visiting www.astfinancial.com, or via email at HelpAST@equiniti.com. Beneficial stockholders with shares held by a broker in the name of a brokerage house should contact their broker.

Investor Relations Contact:
Kevin Haseyama
(808) 525-6268 | ir@fhb.com

Media Contact:
Lindsay Chambers
(808) 525-6254 | lchambers@fhb.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized" and "outlook", or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may not prove to be materially different from the results expressed or implied by the forward-looking statements. For a discussion of some of these risks and important factors that could affect our future results and financial condition, see our U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2025.